UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-39510

STEPSTONE GROUP INC.

(Exact name of Registrant as specified in its charter)

Delaware	**84-3868757**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
277 Park Avenue, 45th Floor New York, NY	**10172**
(Address of principal executive offices)	(Zip Code)

(212) 351-6100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	**STEP**	**The Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Class A common stock held by non-affiliates of the registrant on September 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $5,111.5 million, based on the closing price of $65.31 as reported by the Nasdaq Stock Market. As of May 20, 2026, there were 80,706,668 shares of the registrant's Class A common stock and 38,637,761 shares of the registrant's Class B common stock, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2026 annual meeting of stockholders (the "2026 Proxy Statement") are incorporated by reference into Part III of this annual report on Form 10-K where indicated. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

This annual report on Form 10-K ("Form 10-K") includes certain information regarding the historical investment performance of our focused commingled funds and separately managed accounts. An investment in shares of our Class A common stock is not an investment in any StepStone Fund (as defined below). The StepStone Funds are separate, distinct legal entities that are not our subsidiaries. In the event of our bankruptcy or liquidation, you will have no claim against the StepStone Funds. In considering the performance information relating to the StepStone Funds contained herein, current and prospective Class A common stockholders should bear in mind that the performance of the StepStone Funds is not indicative of the possible performance of shares of our Class A common stock and also is not necessarily indicative of the future results of the StepStone Funds, even if fund investments were in fact liquidated on the dates indicated, and we cannot assure you that the StepStone Funds will continue to achieve, or that future StepStone Funds will achieve, comparable results.

Unless otherwise indicated or the context otherwise requires:

- "**StepStone Group Inc.**" or "**SSG**" refers solely to StepStone Group Inc., a Delaware corporation, and not to any of its subsidiaries;

- the "**Partnership**" refers solely to StepStone Group LP, a Delaware limited partnership, and not to any of its subsidiaries;

- "**General Partner**" refers to StepStone Group Holdings LLC, a Delaware limited liability company, and the sole general partner of the Partnership;

- "**we**," "**us**," "**our**," the "**Company**," "**our company**," "**StepStone**" and similar terms refer to SSG and its consolidated subsidiaries, including the Partnership;

- "**StepStone Funds**" or "**our funds**" refer to our focused commingled funds and our separately managed accounts for which we act as both investment adviser and general partner or managing member;

- references to the "**Greenspring acquisition**" refer to the acquisition of Greenspring Associates, Inc. and certain of its affiliates ("**Greenspring**") that was completed on September 20, 2021;

- references to "**FY**," "**fiscal**" or "**fiscal year**" are to the fiscal year ended March 31 of the applicable year;

- references to the "**Reorganization**" refer to the series of transactions immediately before the Company's initial public offering ("**IPO**"), which was completed on September 18, 2020;

- references to "**private markets allocations**" or "**total capital responsibility**" refer to the aggregate amount of our assets under management **("AUM")** and our assets under advisement **("AUA")**;

- references to "**high-net-worth**" individuals refer to individuals with net worth of over $5 million, excluding primary residence;

- references to "**mass affluent**" individuals refer to individuals with annual income over $200,000 or net worth between $1 million and $5 million, excluding primary residence;

- references to "**Consolidated Funds**" refer to the StepStone Funds that we are required to consolidate as of the applicable reporting period; and

- references to "**SRA**" refer to StepStone Group Real Assets LP, references to "**SRE**" refer to StepStone Group Real Estate LP, references to "**SPD**" refer to StepStone Group Private Debt AG, and references to "**SPW**" refer to StepStone Group Private Wealth LLC.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Form 10-K are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position made in this Form 10-K are forward-looking. We use words such as "anticipate," "believe," "continue," "estimate," "expect," "future," "intend," "may," "plan" and "will" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current plans, estimates and expectations and are inherently uncertain. The inclusion of any forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated will be achieved. Forward-looking statements are subject to various risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, global and domestic market and business conditions, our successful execution of business and growth strategies, the favorability of the private markets fundraising environment, successful integration of acquired businesses and regulatory factors relevant to our business, as well as assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity and the risks and uncertainties described in greater detail under "Risk Factors" included in Part I, Item 1A of this Form 10-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Form 10-K and in our other periodic filings. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

RISK FACTOR SUMMARY

The following is a summary of the risk factors associated with the Company. You should read this summary together with a more detailed description of these risks in the "Risk Factors" section of this annual report on Form 10-K and in other filings that we make from time to time with the SEC.

We are subject to risks related to our business, including risks related to: (i) the identification and availability of suitable investment opportunities for our clients; (ii) poor investment performance; (iii) investments we make on behalf of clients or we recommend to our clients not correlating with performance of an investment in our Class A common stock; (iv) competition for access to investment funds and other investments; (v) ability of third-party clients to remove us as the general partner and to terminate the investment period under certain circumstances; (vi) our ability to retain our senior leadership team and attract additional qualified investment professionals; (vii) our failure to appropriately manage conflicts of interest; (viii) obligations to clients and other third parties that may conflict with stockholders' interests; (ix) increases in interest rates or decreases in the availability of credit may affect the StepStone Funds' ability to achieve attractive rates of return due to dependence on leverage by certain funds and portfolio companies; (x) StepStone Funds clients with commitment-based structures not satisfying their contractual obligation to fund capital calls when requested; (xi) compliance with investment guidelines set by clients; (xii) subjective valuation methodologies; (xiii) our ability to maintain our desired fee structure; (xiv) having to pay back "clawback" or "contingent repayment" obligations if and when they are triggered under the governing agreements of our funds; (xv) investments in high-risk, illiquid assets; (xvi) undiversified investments; (xvii) banking system volatility; (xviii) investments in funds and companies that we do not control; (xix) risk management strategies and procedures; (xx) due diligence we undertake in connection with investments; (xxi) restrictions on our ability to collect and analyze data regarding our clients' investments; (xxii) dependence on the reliability of our proprietary data and technology platforms and other data processing systems; (xxiii) a compromise or corruption of our systems or that of our vendors containing confidential information; (xxiv) cybersecurity risks; (xxv) emerging and changing technology and corresponding regulations, including artificial intelligence; (xxvi) employee misconduct; (xxvii) our professional reputation and legal liability; (xxviii) our non-U.S. operations; (xxix) investments of the StepStone Funds in certain jurisdictions that may be subject to heightened risks; (xxx) revenues from our real estate asset class being subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate; (xxxi) the exposure of our real estate asset class to commercial real estate values and commercial real estate loans; (xxxii) investments we make on behalf of clients or we recommend to our clients in infrastructure assets; (xxxiii) the substantial growth of our business in recent years that may be difficult to sustain; (xxxiv) entering into new lines of business; (xxxv) long-term agreements that provide for us to acquire all the equity interests of our asset class entities that we do not currently own; (xxxvi) our option agreement with respect to SPW; (xxxvii) acquisitions of new businesses or assets; (xxxviii) current or future indebtedness; and (xxxix) using custodians, counterparties, administrators and other agents.

We are subject to risks related to our industry, including risks related to: (i) intense competition; (ii) difficult or volatile market conditions; (iii) a major public health crisis; (iv) operating in a heavily regulated industry; (v) evolving laws and government regulations; (vi) future changes to tax laws or our effective tax rate; (vii) potentially being required to pay additional taxes because of the new U.S. federal partnership audit rules and potentially also state and local tax rules; (viii) federal, state and foreign anti-corruption and sanctions laws; (ix) regulation of investment advisers outside the United States; and (x) divergent views of investors and differing approaches by governmental authorities in respect of the incorporation of sustainability-related factors in our investment and portfolio management process as well as human capital management.

We are subject to risks related to our organizational structure, including risks related to: (i) our transition from being a "controlled company" within the meaning of the Nasdaq Global Select Market listing standards to a non-controlled company and not affording the same protections to our stockholders as those afforded to stockholders of non-controlled companies unless and until we are fully compliant with Nasdaq's corporate governance requirements for such companies; (ii) SSG's dependence on distributions from the Partnership to pay any dividends, if declared, taxes and other expenses, including payments under the Tax Receivable Agreements; (iii) the IRS potentially challenging the tax basis step-ups and other tax benefits we receive in connection with our IPO and the related transactions and in connection with additional acquisitions of Partnership units; (iv) in certain circumstances, acceleration and/or significant excess of payments due under each Tax Receivable Agreement, as compared to the actual tax benefits, if any, that SSG actually realizes; (v) potentially substantial distributions to us and the existing partners of the Partnership that the Partnership will be required to make in certain circumstances; (vi) funding withholding tax upon certain exchanges of Class B or Class D units into shares of Class A common stock by non-U.S. holders; (vii) tax and other liabilities attributable to our pre-IPO investors as a result of certain reorganization transactions; (viii) SSG not being permitted to deduct its distributive share of compensation expense pursuant to regulations issued under Section 162(m) of the Code to the extent that the compensation was paid by the Partnership to certain of SSG's covered employees; (ix) being deemed an "investment company" under the Investment Company Act of 1940 as a result of our ownership of the Partnership or the General Partner; (x) a change of control of our company; (xi) conflicts arising from members of our senior leadership team holding their economic interest through other entities; (xii) our reliance on our equity ownership, governance rights and other contractual arrangements to control certain of our consolidated subsidiaries that are not wholly owned; (xiii) distributions made by the Partnership and limits on our ability to use the cash we receive in such distributions; (xiv) the dual class structure of our common stock; and (xv) our ability to pay dividends to stockholders.

We are subject to general risks, including risks related to: (i) the fact that the market price of our Class A common stock has been volatile; (ii) anti-takeover provisions in our charter documents and under Delaware law; and (iii) our forum selection provisions.

PART I

Item 1. Business.

Our Company

We are a global private markets investment firm focused on providing customized investment solutions and advisory and data services to our clients. Our clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high-net-worth and mass affluent individuals. We partner with our clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes. These portfolios utilize several types of synergistic investment strategies with third-party fund managers, including commitments to funds ("primaries"), acquiring stakes in existing funds on the secondary market ("secondaries") and investing directly into companies ("co-investments"). As of March 31, 2026, we were responsible for approximately $885 billion of total capital, including $233 billion of AUM and $652 billion of AUA.

We were founded in 2007 to address the evolving needs of investors focused on private markets, reflecting a number of converging themes:

- increasing investor desire for exposure and allocations to the private markets;

- rising complexity within private markets driven by proliferation of fund managers and specialized strategies;

- global nature of private markets asset classes and their participants; and

- need for customized solutions as investors' size, sophistication and allocations to private markets investments increased.

We set out to build a firm that would be tailored to meet this new market environment, and differentiated from the fund-of-funds and adviser-only models in existence at the time. We have focused on an integrated, full-service approach to private markets solutions with research depth as our core pillar of strength.

We believe our success and growth since our founding has been driven by our continued focus on providing a high level of service, tailored to our clients' evolving needs, through:

- *Our focus on customization*. By leveraging our expertise across the private markets asset classes, investment strategies and commercial structures, we help our clients build customized portfolios that are designed to meet their specific objectives in a cost effective way.

- *Our global-and-local approach*. With offices in 31 cities across 19 countries on five continents, we have built a global operating platform, organically and via acquisition, with strong local teams that possess valuable regional insights and deep-rooted relationships. This allows us to combine the advantages of having a knowledgeable on-the-ground presence with the benefits of operating as a global organization.

- *Our multi-asset class expertise*. We operate at scale across the private markets asset classes—private equity, infrastructure, private debt and real estate. We believe this multi-asset class expertise positions us well to compete for, win and execute tailored and complex investment solutions.

- *Our proprietary data and technology*. Our proprietary data and technology platforms, including SPI by StepStone ("SPI"), a platform comprising SPI Research, our private markets intelligence database, SPI Reporting, our performance monitoring software, and SPI Pacing, our portfolio cash flow, investment allocation and liquidity forecasting tool provide valuable information advantages, enhance our private markets insight, improve operational efficiency and facilitate portfolio monitoring and reporting functions. These benefits accrue to our clients and to us.

- *Our large and experienced team*. Since our inception, we have focused on recruiting and retaining the best talent. As of April 1, 2026, 117 partners led the firm, with an average of over 20 years of investment or industry experience. As of March 31, 2026, we had over 1,310 total employees, including approximately 420 investment professionals and approximately 890 employees across our operating team and implementation teams dedicated to sourcing, executing, analyzing and monitoring private markets opportunities.

We believe our scale and position in private markets provide us a distinct competitive advantage with our clients and fund managers. As we grow our client relationships, we are able to allocate additional capital, which allows us to expand our fund manager relationships, resulting in access to additional investment opportunities and data. This, in turn, helps us make better investment decisions and generate better returns, thereby attracting new clients and investment opportunities.

During the year ended March 31, 2026, we reviewed over 4,700 investment opportunities and conducted over 5,700 meetings with fund managers across multiple geographies and all four asset classes. During the last three years ended December 31, 2025, we allocated an average of $75 billion annually in capital to private markets on behalf of our clients, excluding legacy funds, feeder funds and research-only, non-advisory services.

We have a flexible business model whereby many of our clients engage us for solutions across multiple asset classes and investment strategies. Our solutions are typically offered in the following commercial structures:

- *Separately managed accounts ("SMAs")*. Owned by one client and managed according to their specific preferences, SMAs integrate a combination of primaries, secondaries and co-investments across one or more asset classes. SMAs are meant to address clients' specific portfolio objectives with respect to return, risk tolerance, diversification and liquidity. SMAs, including directly managed assets, comprised $136 billion of our AUM as of March 31, 2026.

- *Focused commingled funds*. Owned by multiple clients, our focused commingled funds deploy capital in specific asset classes with defined investment strategies. Focused commingled funds comprised $81 billion of our AUM as of March 31, 2026.

- *Advisory and data services*. These services include one or more of the following for our clients: (i) recurring support of portfolio construction and design; (ii) discrete or project-based due diligence, advice and investment recommendations; (iii) detailed review of existing private markets investments, including portfolio-level repositioning recommendations where appropriate; (iv) consulting on investment pacing, policies, strategic plans, and asset allocation to investment boards and committees; and (v) licensed access to our proprietary data and technology platforms, including SPI Research and our other proprietary tools. Advisory relationships comprised $652 billion of our AUA and $16 billion of our AUM as of March 31, 2026.

- *Portfolio analytics and reporting.* We provide clients with tailored reporting packages, including customized performance benchmarks as well as associated compliance, administrative and tax capabilities. Mandates for portfolio analytics and reporting services typically include licensed access to our proprietary performance monitoring software, SPI Reporting. We provided portfolio analytics and reporting on over $900 billion of client commitments through SPI Reporting as of March 31, 2026.

Our Competitive Strengths

Truly Global Scale with Local Teams

Since our founding, we have invested and continue to invest significant time and resources building a global platform that we believe is well positioned to benefit from the continued growth and globalization of the private markets. Today, we have investment and implementation professionals in 31 cities across 19 countries on five continents.

Our offices are staffed by investment professionals who bring valuable regional insights and language proficiency to enhance existing client relationships and build new client relationships. Each of our offices follows a local staffing model, with local professionals who possess valuable insights, language proficiency and client relationships specific to that market. As of March 31, 2026, approximately 45% of our investment professionals were based outside the United States. We believe our focus on hiring local talent, supported by a deep bench of experienced investment professionals, has been critical in helping us attract a blue-chip, global client base.

Full-Service, Customized Approach to Delivering Solutions

We have significant expertise in customized offerings given our scale, which enables us to maintain a proprietary database across key facets of private markets investing, and our research-focused culture, which enables us to utilize this information advantage to inform our investment decisions and deliver highly customized insights and services to our clients.

As a result, we are able to offer a full suite of investment solutions to our clients, not only by assisting them with building customized private markets portfolios, but also offering other value-add services such as strategic planning and research, portfolio repositioning, and portfolio monitoring and reporting. We believe our value proposition as a full-service firm also helps us strengthen and grow our client relationships. As of March 31, 2026, 34% of our advisory clients also had an AUM relationship with us, and we advised or managed assets in more than one asset class for 34% of our clients, supporting our total capital responsibility growth.

Our focus on offering full-service, customized solutions to our clients is reflected in our business composition. As of March 31, 2026, we had 402 bespoke SMAs and focused commingled funds. For the year ended March 31, 2026, approximately 59% of our management and advisory fees were generated from focused commingled funds, 32% from SMAs, 8% from advisory and data services and 1% from fund reimbursement revenues.

Scale Across Private Markets Asset Classes

We believe our scale across asset classes, deal flow access and dedicated operational resources is increasingly a competitive advantage in private markets solutions. We believe investors are reducing the number of fund managers they invest with, increasingly allocating capital to fund managers that have expertise across a wide range of asset classes within private markets.

PRIVATE EQUITY				REAL ESTATE		
$120B[1]	$76B	$341B		$20B[1]	$13B	$190B
AUM	FEAUM	AUA		AUM	FEAUM	AUA
180+				85+		
Investment professionals				Investment professionals		

INFRASTRUCTURE				PRIVATE DEBT		
$48B[1]	$31B	$95B		$46B[1]	$25B	$26B
AUM	FEAUM	AUA		AUM	FEAUM	AUA
75+				75+		
Investment professionals				Investment professionals		

Note: Amounts may not sum to total due to rounding. Data presented as of March 31, 2026. AUM/AUA reflects final data for the prior period (December 31, 2025), adjusted for net new client account activity through March 31, 2026. Does not include post-period investment valuation or cash activity. Net asset value ("NAV") data for underlying investments is as of December 31, 2025, as reported by underlying managers up to the business day occurring on or after 115 days following December 31, 2025. When NAV data is not available by the business day occurring on or after 115 days following December 31, 2025, such NAVs are adjusted for cash activity following the last available reported NAV.

(1)   Allocation of AUM by asset class is presented by underlying investment asset classification.

Well Positioned to Continue to Serve and Grow Our Diverse and Global Client Base

We believe we are a leading provider of private markets solutions for a broad variety of clients. Our clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients. In many instances, existing clients have increased allocations to additional asset classes and commercial structures and deployed capital across our asset management and advisory services businesses.

Our dedicated in-house business development, marketing and client relations teams, comprising over 230 professionals in offices across 16 countries, maintain an active and transparent dialogue with our diverse and global client base. Consistent with our staffing model on the investment side, we ensure local clients are interfacing with business development professionals who have local expertise.

Preeminent Data and Analytics with Proprietary Software

Our data-driven, research-focused approach has been core to our investment philosophy since inception, which we believe is one of our biggest competitive strengths. Our data are organized around our proprietary software systems:

- SPI Research monitors investment opportunities and is used by our investment professionals as an investment decision making tool. As of March 31, 2026, SPI Research contained information on more than 19,000 fund managers, 52,000 funds, 139,000 companies, and 293,000 investments. SPI Research initially augmented our own due diligence, investment and portfolio construction processes. In response to growing industry demand for private markets intelligence, we subsequently developed an interface for direct client access. Through SPI Research, our clients can access detailed, regularly updated information on managers through an intuitive, web-based user interface. Our research professionals utilize this technology to collect and develop qualitative and quantitative perspectives on investment opportunities.

- SPI Reporting monitors the performance of our clients' investments and allows users, including our clients, to generate detailed analytics. SPI Reporting is used extensively by our StepStone Portfolio Analytics & Reporting ("SPAR") team to provide customized portfolio analytics and reporting on the performance of our clients' investments.

We also have a number of additional proprietary tools that we use and license in service of our clients, including our SPI Pacing tool that enables clients to forecast liquidity needs, our daily valuation engine that facilitates asset management solutions offering periodic subscription or liquidity (such as the mass affluent and defined contribution plan markets), sustainability reporting dashboards that allow our clients, if they so desire, to monitor their portfolio against these non-financial metrics, and a secondary pricing engine that drives operating leverage in our evaluation of larger and more complex transactions. The combination of SPI Research, SPI Reporting, and our other tools offers an end-to-end software technology and data solution that delivers significantly more information than most private markets investors have available, providing us with a meaningful advantage in our investment, due diligence and client relations efforts. Data science within private markets has historically been difficult due to the lack of standardization and the labor-intensive process of collecting and processing information. We have a dedicated Data Analytics & Technology Solutions ("DATS") team, which manages and continues to develop our SPI Research and SPI Reporting platforms (and our additional proprietary tools built on these platforms) and supports our efforts to be a market leader in an area that is essential to evaluating private markets.

Investment Performance Track Record

We believe our track record is a key point of differentiation to our clients. The table below shows our performance summary by asset class as of December 31, 2025. See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Performance" below for more information and explanatory footnotes.

PRIVATE EQUITY BUYOUT*		VENTURE CAPITAL & GROWTH EQUITY		REAL ESTATE		INFRASTRUCTURE		PRIVATE DEBT	
INVESTMENT STRATEGY[1,3,4]	NET IRR[2]	INVESTMENT STRATEGY[1,3,5]	NET IRR[2]	INVESTMENT STRATEGY[1,3,6]	NET IRR[2]	INVESTMENT STRATEGY[1,3,7]	NET IRR[2]	INVESTMENT STRATEGY[1,3,9]	NET IRR[2]
Primaries	14.1%	Primaries	14.4%	Core/core+ fund investments	6.8%	Core/debt - all strategies	6.8%	**Primaries**	**7.8%**
Secondaries	17.6%	Secondaries	14.5%	Value-add/ opportunistic fund investments	7.9%	Core+/value-add - primary fund investments	10.6%	Direct lending	7.1%
Co-investments	16.2%	Directs/co-investments	16.2%	Real estate debt fund investments	5.1%	Core+/value-add - secondary fund investments	8.1%	Opportunistic	8.4%
				Value-add/ opportunistic secondaries & co-investments	9.0%	Core+/value-add - co-investments[8]	11.2%	**Co-investments/ secondaries**	**9.5%**
								Direct lending	8.3%
								Opportunistic	10.9%
								Customized managed accounts	(*)

We attribute our investment performance track record to numerous factors, including our scale and global reach, our selective investment process powered by our technology and data advantage and our experienced investment teams. Together, these attributes allow us to source highly attractive investment opportunities with a compelling risk-adjusted return profile for our clients' diverse investment objectives. Our track record has attracted clients seeking exposure to investments with varying risk and return objectives and, in turn, allowed us to successfully and consistently grow assets across our platform.

Attractive Financial Profile, Supported by Longer Duration Capital Base and Scalable Platform

We have a scalable business model with two integrated revenue streams: management and advisory fees and performance fees. Our superior value proposition to clients, enabled by our global scale, expertise across private markets asset classes and investment strategies, as well as our research and analytics capabilities, drives strong growth in AUM and AUA, which in turn leads to management and advisory fee growth. Investment returns for our clients provide additional revenue opportunities to us in the form of potential performance fees and investment income.

We believe our revenue model has the following important attributes:

Sustainable and recurring management and advisory fees

Our management and advisory fees grew from $285 million in fiscal 2021 to $926 million in fiscal 2026, representing a 27% compounded annual growth rate.

Highly predictable with strong visibility into near-term growth

Our SMAs and focused commingled funds typically have an eight to 18-year maturity at inception, including extensions. As of March 31, 2026, we had $40.1 billion of committed but undeployed fee-earning capital, which we expect to generate management fees when deployed or activated.

Diverse

As of March 31, 2026, we had 528 revenue-generating asset management and advisory programs and therefore are not dependent upon or concentrated in any single investment vehicle or client. For the year ended March 31, 2026, no single client contributed more than 5% of our total management and advisory fees and two commingled funds each contributed more than 5% of our total incentive fees. Our top 10 clients, which contribute to 65 separate mandates and commitments to commingled funds, comprise 17% of our total management and advisory fees.

Upside from performance fees

As of March 31, 2026, we had over 250 investment programs with the potential to earn performance fees, consisting of over $115 billion in committed capital. As of March 31, 2026, our accrued carried interest allocations balance, which we view as a backlog of future carried interest allocation revenue, was $2,037 million. Approximately 59% of current accrued carried interest allocations is from StepStone Fund vintages of 2020 or prior.

Led by a Seasoned Team of Professionals Whose Interests Are Aligned with Clients and Our Stockholders

We believe our biggest asset is our people, and therefore we focus on consistently recruiting the best people, many of whom are proven leaders in their areas of expertise. As of April 1, 2026, 117 partners led the firm, with an average of over 20 years of investment or industry experience. As of March 31, 2026, over two-thirds of our employees have equity interests in us in the form of direct equity interests and/or restricted stock units under our 2020 Long-Term Incentive Plan ("LTIP"), and more than 200 employees are eligible to participate in our carried interest allocations in one or more of the asset classes.

Strategic Priorities

We aim to leverage our core principles and values that have guided us since inception to continue to grow our business, using the following key strategies:

Continue to Grow with Existing Clients

Expand existing client mandates. As a customized solutions provider, we spend significant time listening to the challenges that our clients face and responding by creating solutions to meet their needs. In addition, we believe our existing clients have a growing asset base and are expanding allocations to private markets investments. As a result, we believe a large portion of our growth will come from existing clients through renewals and expansion of existing mandates with us.

Deploy already raised committed capital. As of March 31, 2026, we had $40.1 billion of capital not yet deployed across our various investment vehicles, which we expect to generate management fees when invested or activated.

Add New Clients Globally

Over the past decade, we have invested in and grown both our in-house and third-party distribution networks. Our local business development professionals lead conversations with potential local clients.

We believe that geographically and economically diverse U.S. and non-U.S. investors will require a highly bespoke approach and will demand high levels of transparency, governance and reporting. We have seen this pattern developing across many geographies, including Europe, the Middle East, Latin America, Australia, Japan, South Korea, Southeast Asia and China, and have positioned ourselves to take advantage of it by establishing local presence with global investment capabilities. We believe our global footprint places us in a favorable position to tap the global pools of demand for private markets.

Continue to Expand Our Distribution Channel for Private Wealth Clients

Many high-net-worth and mass affluent individual investors continue to have difficulty accessing private markets investment opportunities because of a lack of products currently available that satisfy regulatory and structural requirements related to liquidity, transparency and administration. StepStone Private Wealth LLC ("SPW") is designed to expand access to the private markets for individual investors.

Leverage Our Scale to Enhance Operating Margins

Since inception we have made significant investments in our platform infrastructure through building out our investment and implementation teams across geographies and asset classes and developing technology-enabled solutions. We believe we have scaled the personnel and infrastructure of our business to support significant growth in our client base across our existing investment offerings, positioning us well to continue to drive operating margin improvement.

Monetize Our Data and Analytics Capabilities

In addition to enabling StepStone's asset management and advisory solutions, our proprietary data and technology platform, SPI by StepStone, includes a suite of applications that are made available directly to our clients. We typically deliver these capabilities as part of broader client mandates, and we also monetize certain tools and datasets through standalone licenses and data distribution partnerships.

SPI Research is our private markets intelligence database, containing the qualitative and quantitative insights from StepStone's approximately 420 investment professionals. We primarily provide SPI Research in connection with asset management and full-service advisory mandates, and we also license it on a standalone basis, including an "advisory-like" arrangement that combines platform access with limited advisory support. This has allowed us to support the private markets activities of clients that are too small to participate in our full-service advisory offerings.

SPI Reporting is used by clients post-investment to monitor the performance and exposures of their private market portfolios. SPI Reporting is typically bundled with SPAR, which is a managed service that gathers, validates, and maintains private markets fund reporting data and related portfolio information that can be resource intensive for clients to administer internally. See "Portfolio Analytics and Reporting—SPI Reporting Platform" below for more information.

SPI Pacing is a portfolio cash flow, investment allocation and liquidity forecasting tool that is used by investors to create customized commitment plans to assist in reaching allocations targets and manage liquidity in private market portfolios.

SPI Benchmarking includes a collection of data products and analytical tools that leverage StepStone's vast proprietary data sourced across its business. These individual data products are available to all market participants, providing better intelligence and transparency across different segments of private markets.

StepStone has also established strategic partnerships with industry leaders in different segments of financial services that have unique data assets and distribution channels. Together with StepStone's capabilities, these partners help deliver innovative data solutions tailored to private markets stakeholders. Representative data distributions partnerships include agreements with Kroll, FTSE Russell, and PitchBook.

Pursue Accretive Transactions to Complement Our Platform

We may complement our strong organic growth with selective strategic and tactical acquisitions. We intend to remain highly disciplined in our development strategy to help ensure that we are allocating management time and our capital in the most productive areas to fuel growth. Our strategy will continue to focus on opportunities that expand our scale in existing markets, add complementary capabilities, enhance distribution, or provide access to new markets.

Investment Strategies

We offer customized solutions across the global private markets through synergistic investment strategies – primary fund investments, secondary investments, and co-investments. StepStone constructs solutions across all three investment strategies for each asset class – private equity, infrastructure, private debt and real estate. Being an active investor across all investment strategies provides us with meaningful insights into fund managers, their portfolios, return characteristics and direct investment opportunities.

Primaries

Primaries refer to investments in newly established private markets funds. Primary investments are made during an initial fundraising period in the form of capital commitments, which are called down by the fund from time to time and utilized to finance its investments in portfolio companies during a predefined period. A private markets fund's return profile typically exhibits a "J-Curve," undergoing a modest decline in the early portion of the fund's lifecycle as investment-related expenses and fees accrue prior to the realization of investment gains from portfolio investments, with the trend typically reversing in the later portion of the fund's lifecycle as portfolio investments are sold and gains from investments are realized and distributed.

Primaries are generally closed-end funds and only accept new capital commitments during a finite period. Private equity, real estate and infrastructure primary investment funds typically range in duration from 10 to 18 years, including extensions, while private debt primary investment funds typically range in duration from eight to 10 years. Underlying portfolio investments generally have a three to six year range of duration for private equity, with potentially shorter periods for private debt or value-add and opportunistic real estate, and longer for infrastructure. Typically, fund managers will not launch new funds more frequently than every two to four years. Market leaders generally offer multiple primary investment funds each year, but they may not offer funds within a given geography or that pursue a certain strategy in any particular year or in consecutive years. Because of the limited timeframe of opportunity for investment in any given fund, having a well-established relationship with a fund manager is critically important for primary investors.

Our primaries business seeks out, and invests with, leading fund managers across the private markets asset classes. We aim to build top-performing global private markets portfolios through a research-intensive investment approach and strive to identify fund managers with top-quartile performance through active sourcing and in-depth evaluation, complemented by excellent deal execution. We leverage our SPI Research database to track a large cross section of fund managers and funds globally—irrespective of fundraising cycles.

Secondaries

Secondaries refer to investments in existing private markets funds, companies, or assets through the acquisition of an existing interest by one investor from another in a negotiated transaction. In so doing, the buyer will agree to take on future funding obligations in exchange for future returns and distributions. Because secondary investments are generally made when an investment is several years into its life, these investments are viewed as more mature.

Secondaries have historically generated a high risk-adjusted internal rate of return ("IRR") relative to other strategies in the private markets. This performance is due, in part, to: (1) the lack of a centralized market, (2) imperfect information among buyers and sellers, (3) wide bid spreads, (4) shorter holding periods, (5) fee mitigation and (6) transactions often priced at a discount to fair value. Unlike primary commitments, secondaries offer visibility into a portfolio of known assets and their historical performance, which can mitigate some of the risk normally associated with primaries. We believe these market dynamics will persist, making secondaries an attractive long-term opportunity for sophisticated investors.

Similar to our primaries program, our secondaries program spans all asset classes and leverages our global platform to capitalize on market inefficiencies. We seek to acquire assets through preferential purchase arrangements by proactively sourcing secondary deal flow through our extensive network of relationships with fund managers, clients, intermediaries and other industry participants. We are able to increase the effectiveness of our sourcing efforts by focusing on fund managers managing high quality portfolios that are expected to outperform the market. In addition, we source exclusive deal flow (which we refer to as "advantaged") by working closely with intermediaries to capture high quality assets that would not be available through auction processes, usually because a fund manager wants to control information flow or client relationships, including by restricting potential buyers to a select group of "pre-approved" replacement clients like our firm.

Our global platform provides for deep market coverage and consistently sources proprietary transaction opportunities. We believe proprietary and advantaged deal flow has been a critical factor in our ability to purchase high quality assets at below market prices.

Co-investments

Co-investments involve directly acquiring an equity interest or a debt instrument of an operating company, project or property alongside an investment by a fund manager or direct investor that leads the transaction. We participate in co-investments across each of our asset classes. Co-investments are generally structured such that the lead and co-investors collectively hold the same security on the same terms in a controlling equity interest or a debt instrument of the operating company, project or property. Capital committed to a co-investment is typically invested immediately, thereby advancing the timing of expected returns on investment and creating more predictable cash flows for the investor.

We employ a flexible approach to co-investing, which makes us an attractive co-investor for fund managers. Our ability to co-invest and participate on a pre-signing basis helps us expand the number of available opportunities and secure larger co-investment allocations. We have the ability to participate in non-traditional co-investments, such as helping to fund add-on acquisitions when a fund manager has already reached its concentration limits in its fund. This further expands our investment opportunities and differentiates us from other co-investors, thereby leading to future opportunities with fund managers.

Our co-investment program benefits from the access to fund managers we have through our scale and the over 5,700 meetings and calls that we conduct with fund managers on an annual basis. In each of these meetings and calls, we follow a protocol of inquiring about co-investments and monitoring compliance with the protocol through an automated tracking system.

Portfolio Analytics and Reporting

StepStone Portfolio Analytics & Reporting

StepStone's Portfolio Analytics & Reporting service, known as SPAR, is an investment monitoring and reporting solution that provides institutional investors with end-to-end private markets data management, portfolio monitoring, and reporting capabilities. Designed to support informed decision making, SPAR functions as a fully integrated operational partner, combining an experienced global team, rigorous data management processes, and proprietary analytical tools to give clients continuous transparency into their private markets portfolios.

Data Monitoring

At the core of SPAR is a disciplined data monitoring process that captures, validates, and maintains investment data across private markets asset classes. SPAR collects documents from general partners through a centralized intake portal, logs and organizes them using standardized conventions, then processes the data. The data are reconciled against general partner, client, and/or custodian records to ensure accuracy and integrity.

SPI Reporting Platform

Processed data flows directly into SPI Reporting, a web-based monitoring and reporting platform accessible on a continuous basis. The platform tracks over 100 data points per investment, including daily cash flow activity, quarterly valuations, and underlying asset-level detail, and provides interactive dashboards covering capital activity, performance, public and private benchmarking, and portfolio exposures. Users can analyze performance at the investment and underlying asset level by custom attributes, apply data filters, and run grouped or granular reports with export capability. The platform also supports portfolio analytics including return J-curves, cash flow activity over time, multi-period internal rates of return, and time-weighted rates of return. SPI Reporting is integrated with SPI Pacing and SPI Research, allowing clients to manage allocations and access StepStone's broader research platform. The system is developed and maintained by StepStone's in-house DATS team of over 30 engineers.

Client Service

SPAR's dedicated client service team serves as the primary point of contact for each account, managing onboarding, training, and ongoing support. The team coordinates client and portfolio manager investment monitoring support across StepStone, delivers tailored periodic reporting packages, and handles ad hoc data requests – all subject to quality review prior to delivery. Global coverage spans major regions, ensuring clients receive consistent, timely service regardless of geography.

Investment Risk Management

Given the nature and scale of the business, Investment Committees ("ICs") and Portfolio and Risk Management Committees ("PRMCs") have been established for each asset class. Additionally, a Global Allocation Committee ("GAC") oversees multi-asset class matters, particularly capital markets assumptions, providing a holistic view of risk and portfolio exposure across asset classes and alignment with overall investment objectives and risk management strategies. Each of the PRMCs and ICs provide oversight of portfolio and investment risk, respectively. Our risk management process focuses on risk identification, measurement, treatment/mitigation, monitoring and management/reporting, with particular risk assessments tailored by asset class and individual client.

Responsible Investment

Responsible investment ("RI") is a core tenet of our investment philosophy. We believe that the integration of RI factors in our investment process can improve long-term, risk-adjusted returns for our clients and stakeholders. We aim to continually improve and evolve our practices. As part of our RI journey, we:

- Became a signatory to the United Nations Principles for Responsible Investment ("UNPRI") in 2013;

- Adopted a Responsible Investment policy in 2014, which is reviewed annually;

- Became a member of the Sustainability Accounting Standards Board ("SASB") and its successor the International Sustainability Standards Board;

- Enhanced our governance framework by creating asset class RI workgroups and a dedicated corporate RI Workgroup in 2019;

- Became a member of the GRESB and a founding signatory to the Institutional Limited Partners Association ("ILPA") Diversity in Action initiative in 2020;

- Implemented a standalone climate policy and incorporated Task Force on Climate Related Financial Disclosures ("TCFD") aligned climate considerations within our investment process and our approach to corporate sustainability reporting in 2022;

- Became a founding financial services member supporting Ownership Works in 2022, a consortium of organizations dedicated to promoting employee ownership programs;

- Implemented a standalone stewardship policy in 2022 reflecting our continued emphasis on stewardship practices in our investments. Accepted as a signatory to the UK Stewardship Code in 2023 and again in 2024;

- Were elected as a representative to the ESG Data Convergence Initiative Steering Committee in 2024 and continue to serve in this role; and

- Continued to evolve our investment practices by deepening our focus on financially material issues, including physical climate risk, AI and technology governance, and supply chain considerations.

Responsible Investment in the Investment Process

Composed of leaders from across our organization, the Responsible Investment Committee provides oversight and direction for our responsible investment process. Among other things, it reviews RI due diligence within our investment memoranda before they are submitted to the relevant Investment Committee.

Our RI due diligence process is applied in each asset class and strategy and incorporated into the broader business, financial, and operational diligence process — detailing material RI considerations that could drive value creation or risk mitigation.

Primary Investments

For primary investments, we perform a review of each fund manager and fund's RI policy, implementation and monitoring framework. We evaluate the level of commitment, accountability and leadership engagement across the fund manager. We seek to understand how aligned their RI processes are to established external frameworks and how specific material risks and opportunities are considered, including climate and modern slavery (e.g., forced labor, child labor, and human trafficking). Further, we evaluate their RI monitoring and reporting systems. Where relevant, for impact strategies, we layer on an additional layer of due diligence focused on the quality of the fund manager's impact practices.

Co-investments

With respect to our co-investments, we complete an RI assessment at both the manager and asset level. We use several tools to complete the latter, including information from the manager and company, along with industry-specific SASB materiality standards, and for specific sectors information from GRESB. Post investment, we monitor the co-investment's performance focusing on material financial and RI factors. The majority of this monitoring is conducted through an annual questionnaire and regular engagement with the fund manager supplemented by Limited Partner Advisory Committees of which we are a member. In cases where we hold a board or observer seat at the fund, we seek to be active in advocating for material issues as standard agenda items.

Secondaries

With respect to secondary transactions, we utilize primary RI assessments where available, along with an evaluation of the RI risk and opportunities of the key, value-driving assets. Due diligence timelines are often compressed for secondary transactions. As such, our platform creates a significant advantage due to the breadth of information we typically already have on the fund manager in a secondary transaction.

Impact

We have observed that investors globally are increasingly focused on the real-world outcomes of their investment programs, typically referred to as impact investing. We look to work with clients in crafting customized investment programs that target commercial returns while investing in certain impact or thematic investment opportunities such as climate change, nature and biodiversity, and the United Nations' Sustainable Development Goals.

Corporate Sustainability

Corporate sustainability considerations are relevant in our operational decision making and internal policies. Our key focus areas are managing our emissions profile and monitoring our supply chain for modern slavery.

Managing Our Emissions Profile

We are focused on the firm's emissions profile as we seek to maintain carbon neutrality within our operations as a stated firm goal. As such, the following efforts have been undertaken:

- Since 2019, engaged a consultant on an annual basis to conduct a comprehensive carbon footprint measurement and analysis of our operations. Based on this analysis, we have funded several sustainable development projects to offset our carbon emissions and achieve carbon neutral status within our operations;

- Implementing tailored carbon reduction initiatives across our global offices, including recycling protocols, transitioning to electronic tablets during meetings and encouraging a "paperless" approach where practicable. As part of our vendor due diligence process, we have added specific climate-related queries to help us understand and evaluate vendor environmental efforts, such as whether they measure their carbon footprint and have initiatives in place to minimize or offset emissions; and

- Prioritizing selection of highly rated Leadership in Energy and Environmental Design ("LEED") or comparable standard in leasing office space.

Modern Slavery

We have processes in place to address the applicable regulatory obligations in certain jurisdictions where we operate related to modern slavery, which includes forced or compulsory labor, human trafficking, child labor, restrictions on freedom of association, unsafe or unhealthy working conditions, and the use of physical punishment, coercion, or abusive disciplinary practices. Within our vendor due diligence process, we query and evaluate for this topic seeking to identify any substantive supply chain risks. Further, to align with applicable regulations, this topic is also considered within our investment due diligence and monitoring processes.

Our Clients

We believe the value proposition we offer across our asset management, advisory, data, portfolio monitoring and reporting services has resulted in strong relationships with our clients. Our client base includes some of the world's largest public and private pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high-net-worth and mass affluent individuals globally. During the year ended March 31, 2026, more than half of our management and advisory fees came from clients based outside of the United States, reflecting the strength and breadth of our relationships within the global investor community.

We believe the stability of our client base, reflecting in part the longer tenor of our SMAs and focused commingled funds, reflects the strength of the long-term client relationships we have developed. We believe we have been successful in expanding relationships with our clients, often expanding from advisory relationships to discretionary asset management relationships. Approximately 34% of our clients engage us for both asset management and advisory services.

Private Wealth Sector Strategy

We have served defined contribution plans, family offices and private wealth clients for over 10 years, and have more recently expanded to delivering our institutional capabilities to high-net-worth and mass affluent investors. Our platform leverages our deep expertise across private equity (including venture capital), infrastructure, private debt and real estate to develop and distribute innovative products for individual investors, integrating primaries, secondaries and co-investments to create customized product solutions for the private wealth sector. Our solutions include:

- SMAs spanning multiple asset classes and strategies for defined contribution plans with long-term investment objectives;

- private wealth solutions for registered investment advisors, independent broker dealers and wirehouses in the United States and wealth managers internationally;

- registered funds available to mass affluent individual investors in the United States; and

- global distribution of our institutional funds to family office investors and high-net-worth investors.

Our Private Wealth funds offer the following areas of differentiation to potential investors:

- *Favorable structure*. Our funds are structured to provide 1099 tax reporting instead of K-1s for US investors, a single investment instead of recurring capital calls, and the potential for periodic liquidity.

- *Attractive track record and deep knowledge and expertise in private markets*. We have extensive experience investing substantial capital in the private markets and have generated attractive risk-adjusted returns.

- *Proprietary database and insights*. Our proprietary SPI by StepStone system represents one of the industry's most comprehensive and powerful databases.

- *Differentiated access*. Given its scale, expertise, and relationships, we have preferred access to top-tier fund managers and proprietary opportunities, including co-investments and secondaries.

Fees and Other Key Contractual Terms

Separately Managed Accounts

The scope of our separate account services and degree of client involvement varies by relationship and policy guidelines, but we typically direct or have substantial participation in the negotiation of account terms, investment policy and strategic planning, pacing and ongoing monitoring and reporting activities. We also provide direct asset management services to clients, providing active fiduciary oversight of assets held by our clients, working with clients to establish investment guidelines aligned with their specific preferences and goals.

Clients seeking a large-scale asset management engagement typically prefer an SMA rather than commitment to a focused commingled fund. SMAs and directly-managed assets represented approximately $136 billion of our AUM as of March 31, 2026.

Focused Commingled Funds

We organize and manage commingled funds that invest in primary, secondary and co-investment funds managed by third-party managers focused in our areas of expertise. Our focused commingled funds invest across a variety of private market strategies, which enables our clients to efficiently participate in these specialized strategies for which they otherwise may not be able to access due to the high minimum investment requirements. Focused commingled funds represented $81 billion of our AUM as of March 31, 2026.

Key Terms of SMAs and Focused Commingled Funds

Fees

Management fees from SMAs are generally based on a contractual rate applied to net invested capital, although specific terms vary significantly from client to client and may be based on capital commitment or NAV. Management fees from focused commingled funds are generally based on a contractual rate applied initially to limited partners' capital commitments, although specific terms vary significantly from fund to fund and may be based on net invested capital or NAV. Management fees often decrease over the life of the contract due to built-in declines in contractual rates and/or as a result of lower net invested capital balances as capital is returned to clients.

Duration and Termination

SMAs and focused commingled funds are typically eight to 18 years in duration, including extensions, but this varies and may be longer or even indefinite. Our SMAs and focused commingled funds are often subject to extension either at our discretion or, in the case of SMAs, with consent of the client, or in the case of focused commingled funds, with consent of the requisite percentage of limited partners or the advisory committee.

The commitment period of our SMAs and our focused commingled funds can typically be suspended upon the occurrence of a key person event. In some cases, the commitment period of our SMAs may be terminated for any reason (typically once per year).

SMAs typically can be terminated by our clients for specified reasons, but specific terms vary significantly from client to client and certain contracts may be terminated for any reason generally with minimal notice. Our focused commingled funds may generally be terminated for specified reasons and for any reason upon the affirmative vote, depending on the fund, of 50% or more of the total limited partner interests entitled to vote.

See "Risk Factors—Risks Related to Our Business—Third-party clients in many StepStone Funds have the right to remove us as the general partner of the relevant fund and to terminate the investment period under certain circumstances, leading to a decrease in our revenues, which could be substantial. In addition, the investment management agreements related to our SMAs and advisory accounts may permit the client to terminate our management of such accounts on short notice."

Capital Commitments

Clients in our SMAs and focused commingled funds generally make commitments to provide capital at the outset of a fund and deliver capital when called upon by us, as investment opportunities become available and to fund operational expenses and other obligations. The commitments are generally available for investment for three to six years, during what we call the commitment period, though some SMAs provide for annual commitment periods.

Performance Fees

The performance fees charged by our focused commingled funds are generally referred to as "carried interest" while those charged by our SMAs may be structured as carried interest or incentive fees. Our focused commingled funds and SMAs generally charge performance fees equal to a fixed percentage of net profits, subject to a compounded annual preferred return in respect of secondary investments and co-investments, but may also earn performance fees with respect to primaries as well. In some cases, performance fees are charged with respect to appreciation in NAV in excess of an agreed rate of return.

If, upon the final distribution of any of our focused commingled funds or SMAs from which we earn performance fees, we or our affiliates have received cumulative performance fees in excess of the amount to which we would be entitled from the profits calculated for such investments in the aggregate, or if the clients have not received distributions equal to those to which they are entitled, we or our affiliates will return such part of any performance fees to the clients as is necessary to ensure that they receive the amounts to which they are entitled, less taxes on the performance fees. We refer to these provisions as "clawbacks."

Advisory and Data Services

Depending on the mandate, advisory and data services may include one or more of the following for our clients: (i) recurring support of portfolio construction and design; (ii) discrete or project-based due diligence, advice, and investment recommendations; (iii) detailed review of existing private markets investments, including portfolio-level repositioning recommendations where appropriate; (iv) consulting on investment pacing, policies, strategic plans, and asset allocation to investment boards and committees; and (v) licensed access to our proprietary data and technology platform, SPI by StepStone. Advisory mandates generally include StepStone's SPAR service, which is a managed service for monitoring and reporting on private market investments. Our SPAR service typically includes licensed access to SPI Reporting, our proprietary portfolio reporting application that provides investors with customizable performance, exposure, and benchmarking analysis. Our advisory relationships comprised $652 billion of our AUA and $16 billion of our AUM as of March 31, 2026.

Our advisory and data services clients are generally charged annual fixed fees, which vary depending on the services we provide and the volume of capital deployed. We generally do not earn incentive fees on advisory contracts.

Our advisory and data services contracts have various durations ranging from one year to indefinite terms and renew at the option of the client at the end of the stated term. Advisory and data service contracts can typically be terminated by our clients for any reason upon short notice, generally 30 to 90 days. Advisory and data service contracts with governmental pension plans typically are subject to a renewal process involving our submission of information in response to a request for proposal ("RFP") issued by the client.

Competition

We compete in all aspects of our business with a large number of asset management firms, commercial banks, broker-dealers, insurance companies and other financial institutions. With respect to our focused commingled funds, we primarily compete with the private markets management businesses of a number of large international financial institutions and established local and regional competitors based in the United States, Europe and Asia, including managers offering funds-of-funds, secondary funds and co-investment funds in the private markets. Our principal competition for SMAs is mostly other highly specialized and independent private markets asset management firms. We compete primarily in the advisory services area of the business with firms that are regionally based and with a select number of large consulting firms for whom private markets investments is only one, often small, portion of their overall business. See "Risk Factors—Risks Related to Our Industry—The investment management and investment advisory business is intensely competitive."

In order to grow our business, we must maintain our existing client base and attract additional clients in advisory services, SMA and focused commingled fund areas of the business. Historically, we have competed principally on the basis of the factors listed below:

- global access to private markets investment opportunities through our size, scale, reputation and strong relationships with fund managers;

- brand recognition and reputation within the investing community;

- performance of investment strategies;

- quality of service and duration of client relationships;

- data and analytics capabilities;

- ability to customize product offerings to client specifications;

- transparent organizational structure;

- ability to provide cost effective and comprehensive range of services and products; and

- clients' perceptions of our independence and the alignment of our interests with theirs created through our investment in our own products.

The asset management business is intensely competitive, and in addition to the above factors, our ability to continue to compete effectively will depend upon our ability to attract highly qualified investment professionals and retain existing employees. See "Risk Factors—Risks Related to Our Business—Our ability to retain our senior leadership team and attract additional qualified professionals is critical to our success."

Regulatory Environment

Our business is subject to extensive federal and state regulation in the United States. Under these laws and regulations, the SEC and relevant state securities authorities have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business if it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines. We are also subject to regulatory oversight and requirements in several foreign jurisdictions in which we operate.

SEC Regulation

The Partnership and certain of our other consolidated subsidiaries are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements of the Investment Advisers Act, and the rules promulgated thereunder, as well as to examination by the SEC's staff. The Investment Advisers Act imposes substantive regulation on virtually every aspect of our business and our client relationships. Applicable requirements relate to, among other things, fiduciary duties to clients, engaging in transactions with clients, maintaining an effective compliance program, performance fees, solicitation arrangements, marketing materials and marketing, allocation of investments, conflicts of interest, recordkeeping, reporting and disclosure. The Investment Advisers Act also regulates the assignment of advisory contracts by the investment adviser. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censures to termination of an investment adviser's registration. Failure to comply with the requirements of the Investment Advisers Act or the rules and regulations promulgated by the SEC thereunder could have a material adverse effect on our business.

In May 2024, the SEC adopted amendments to Regulation S-P (the privacy regulations applicable to financial institutions, including investment advisers) that expanded the scope of the regulation and mandate notification to clients and customers in the event of certain privacy breaches. We were required to comply with these amendments by December 2025. The amendments include new and operationally challenging notification and timing requirements, as well as expanded obligations relating to oversight of service providers. The SEC has also adopted disclosure rules related to cybersecurity applicable to public companies. In addition, in 2024, FinCEN and the SEC adopted rules that would require investment advisers to establish formal anti-money laundering and customer identification programs and to file suspicious activity reports. On December 31, 2025, FinCEN and the SEC issued a statement delaying the implementation of the rule from January 1, 2026 to January 1, 2028, and are evaluating potential further changes to the rule.

Our SMAs and the majority of our focused commingled funds are not registered under the Investment Company Act because we only form SMAs for, and offer interests in our focused commingled funds to, persons who we reasonably believe to be "qualified purchasers" as defined in the Investment Company Act. However, certain U.S. funds we manage on our private wealth platform are registered investment companies or business development companies under the Investment Company Act (the "Registered Funds"). The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of the Registered Funds, including, among other things, their capital structure, investments and transactions. While we exercise broad discretion over the day-to-day management of our Registered Funds, each of them is also subject to significant oversight by a board of trustees, a majority of whom are not "interested persons" as defined under the Investment Company Act. The responsibilities of each board include, among other things, approving our advisory contracts with our Registered Funds on an annual basis, approving certain other service providers, monitoring transactions involving affiliates, and approving certain co-investment transactions. Additionally, the boards appoint a Chief Compliance Officer who meets independently with the independent trustees of our Registered Funds on a quarterly basis or more frequently, as needed. Further, boards' audit committees are responsible for overseeing the valuation process for each of our Registered Funds and the applicable investment adviser for each of our Registered Funds is required to provide the audit committee with a summary or description of material fair value matters that occurred in the prior quarter and on an annual basis, as well as a written assessment of the adequacy and effectiveness of its valuation process. The audit committee for each Registered Fund may escalate any significant valuation issue to the full board. The advisory contracts with each of our Registered Funds may be terminated by the stockholders or trustees of such Registered Funds on not more than 60 days' notice.

ERISA-Related Regulation

Some of our investment vehicles are treated as holding "plan assets," as defined under ERISA, as a result of investments in those vehicles by benefit plan investors. By virtue of its role as investment manager of these funds, we are a "plan fiduciary" under ERISA with respect to such benefit plan investors. ERISA and the Code impose certain duties on persons that are plan fiduciaries under ERISA, prohibiting certain transactions involving benefit plans and "parties in interest" or "disqualified persons" to those plans, and providing for monetary penalties against plan fiduciaries for violations of these prohibitions. With respect to these vehicles, we rely on particular statutory and administrative exemptions from certain ERISA prohibited transactions, which exemptions are highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. Our failure to comply with these various requirements could have a material adverse effect on our business.

In addition, with respect to other investment funds in which benefit plan investors have invested, but which are not treated as holding "plan assets," we rely on certain rules under ERISA in conducting investment management activities. These rules are sometimes highly complex and may in certain circumstances depend on compliance by third parties that we do not control. If for any reason these rules were to become inapplicable, we could become subject to regulatory action or third-party claims that could have a material adverse effect on our business.

On March 30, 2026, the U.S. Department of Labor ("DOL") introduced a proposed rule which, though applicable to the selection of any designated investment alternatives, is expected to facilitate an ability for individuals to allocate a portion of their 401(k) investments in alternative assets, such as private equity and private credit, as well as real estate. Central to the proposal is a process-based "safe harbor," which grants plan fiduciaries the presumption of fulfilling their duty of prudence under ERISA, provided they "objectively, thoroughly, and analytically" evaluate six specific factors outlined in the rule: performance, fees, liquidity, valuation, performance benchmarks, and complexity. By adhering to this framework when making investment decisions, fiduciaries are presumed to have met ERISA's prudence standard, thereby helping to mitigate the legal risks often associated with offering alternative investments. The proposed rule, if adopted, is expected to result in greater interest by employers in adding plan investment options with private markets exposure.

AI and Information Technology-Related Regulation

Governmental authorities in the United States and foreign jurisdictions have increased their focus on the use of artificial intelligence ("AI"), proposing, adopting or considering laws and regulations that may require governance, transparency, risk management and other controls in connection with the development or use of AI systems. In the United States, the SEC has established a task force and is evaluating the need for rules and regulations. If enacted, such rules could add to the compliance risks and burdens of using this technology. Regulation (EU) 2024/1689, the European Union's Artificial Intelligence Act ("EU AI Act"), entered into force on August 1, 2024 and established a legal framework for the development and use of artificial intelligence systems in the European Union. Compliance with such requirements, and the potential for enhanced liability or regulatory enforcement related to AI, could increase our costs and complexity and adversely affect our business.

Foreign Regulation

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In a number of these countries and jurisdictions, which include the UK, European Union ("EU"), the European Economic Area ("EEA") and certain of the individual member states of each of the EU and EEA (including Ireland and Luxembourg), Switzerland, Japan, Korea, Singapore, Canada, Saudi Arabia, Mexico and Chile, our operations, and in some cases our personnel, are subject to regulatory oversight and affirmative requirements. These requirements variously relate to registration, licenses for our personnel, periodic inspections, the provision and filing of periodic reports and obtaining certifications and other approvals. In the EU, we are subject to the EU Alternative Investment Fund Managers Directive ("AIFMD"), the EU Alternative Investment Fund Managers Directive II ("AIFMD II") and the Undertakings for Collective Investment in Transferable Securities Directive ("UCITS") under which we are subject to regulatory requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. AIFMD II entered into force in the EU on April 15, 2024 and member states have two years to implement the rules into national law, which we expect to occur in 2026. As implemented, AIFMD II may impose additional requirements or restrictions on certain alternative investment funds (including with respect to liquidity management and, for certain strategies, loan origination activities) and could increase the complexity and cost of conducting our business in the EU and EEA. Our EU-based subsidiary, StepStone Group Europe Alternative Investments Limited ("SGEAIL"), engages in regulated activities within the EU. SGEAIL is authorized by the Central Bank of Ireland pursuant to AIFMD and UCITS and authorized to provide MiFID II top up services. Switzerland and individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements. In certain other jurisdictions, we are subject to various securities and other laws relating to fundraising and other matters. Failure to maintain compliance with applicable laws and regulations could result in regulatory intervention, adversely affect our business or ability to provide services to our clients and harm our reputation.

The European Union Markets in Financial Instruments Directive II ("MiFID II") requires, among other things, all MiFID II investment firms to comply with more prescriptive disclosure, transparency, reporting and recordkeeping obligations and enhanced obligations in relation to the receipt of investment research, best execution, product governance and marketing communications. As we operate firms which are subject to MiFID II (including MiFID II as applicable in the UK), we implemented revised policies and procedures to comply with MiFID II where relevant, including where certain rules have an extraterritorial impact on us. Continuing compliance with MiFID II may result in greater overall complexity, higher compliance, administration and operational costs, and less overall flexibility.

The European Commission has passed a package of legislative proposals reforming the EU anti-money laundering and counter-terrorist financing regime, which amongst others, clarifies rules relating to internal policies and procedures, introduces more granular client due diligence requirements, clarifies reliance on outsourcing and harmonizes suspicious activity reporting. The legislation was published in the Official Journal of the European Union on June 19, 2024 and came into force on June 26, 2024. EU member states have 36 months to transpose the legislation into national law.

Regulation (EU) 2022/2554 on digital operational resilience for the financial sector ("DORA") establishes a harmonized and comprehensive digital operational resilience framework across the EU financial sector by requiring a wide range of financial entities, including asset managers and investment firms, to manage their information and communication technology ("ICT") risks in a robust and effective way through internal governance, control and risk frameworks. DORA also requires financial institutions to report major ICT-related incidents to regulatory authorities and undertake digital operational resilience testing. DORA came into force on January 17, 2025.

Regulation (EU) 2024/1689 sets forth harmonized rules on artificial intelligence (the "EU AI Act") and establishes a harmonized, risk-based regulatory framework across the European Union for the development, placing on the market, and use of artificial intelligence systems. The EU AI Act applies to providers, deployers, importers, and distributors of AI systems, including entities established outside the EU where AI outputs are used within the Union (extraterritorial effect). It introduces a tiered system of obligations based on risk; prohibiting certain AI practices, while also imposing stringent requirements on high-risk AI systems, including those used in employment and recruitment contexts, such as risk management, data governance, transparency, and human oversight. The EU AI Act aims to ensure that AI systems are safe, transparent, and respect fundamental rights, while supporting innovation and the effective functioning of the EU single market. The Regulation entered into force on August 1, 2024, with phased implementation, including the application of prohibited practices from February 2025 and full application from August 1, 2026. In parallel, the European Commission is progressing the Digital Omnibus IV package, which is expected to streamline and align overlapping obligations across EU digital legislation, including the AI Act, to enhance regulatory coherence and supervisory coordination. The Digital Omnibus IV package purports to extend the deadline for implementation from August 2026 to December 2027, however this remains in trilogue negotiations within the EU.

For more information regarding regulatory risks, see Part I, Item 1A "Risk Factors" of this Form 10-K, including "Risk Factors—Risks Related to Our Industry—We operate in an industry subject to numerous regulations and any failure to comply with government regulations to which we are subject could adversely affect us" and "—Evolving laws and government regulations could adversely affect us."

Human Capital

Our People and Culture

Our core beliefs include "People Matter" and "Empowered Team." We recognize our people are our biggest asset and their enthusiasm, hard work and dedication make everything that we do possible. We emphasize integrity, transparency, collaboration, entrepreneurialism, and respect for all, driving how we interact with one another, our clients and investors, sponsors, vendors and service providers, and the community at large. These values are embraced by StepStone's team and lead to high satisfaction for employees. We measure employee satisfaction and engagement through a variety of surveys.

As of March 31, 2026, we had over 1,310 employees globally, including approximately 420 investment professionals and approximately 890 employees across our operating team and implementation teams dedicated to sourcing, executing, analyzing and monitoring private markets opportunities. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Talent Acquisition, Development and Retention

StepStone believes that the strength of its team and a positive culture bring tremendous value and are fundamental to our success. Bringing together the highest caliber of available talent with a wide range of backgrounds, experiences, and perspectives allows StepStone to better serve its clients and investors. Our people are our most important asset, and we invest in their success through various professional development programs.

StepStone's commitment to upholding equal employment is embodied in the three key principles:

- A level playing field – Providing all employees an equal chance to develop and advance professionally within the firm;

- A culture of belonging – Fostering an environment where every colleague is invited to contribute freely; and

- Continuous improvement – Fostering an environment where data, analysis, and debate drive decision making and raise the level of talent within the firm.

These principles are integrated into: (a) our practices and policies on recruitment, interviewing, assessment and hiring; (b) firm-wide policies and benefits; (c) retention, development, and promotion of talent; as well as (d) our community and partnership outreach and engagement.

StepStone prides itself on growing talent from within, designing well-structured training programs and creating development opportunities for all which are crucial in supporting the firm's growth. We believe that a strong, performance-oriented culture is the foundation for a stable organization that will attract and retain industry-leading talent. We offer our team members the benefit of a collegial, intellectually challenging environment where they are empowered to exercise their creativity. We also leverage AI to support and enhance our human capital capabilities globally and to enable more efficient, scalable human capital operations. We believe that further AI deployment will drive additional efficiencies which will empower employees to focus on highly strategic value-added contributions.

We have a number of programs and resources to support and offer development to our employees. Our sponsorship program seeks to identify high-potential employees in mid-level roles, and partners them with one of the firm's partners, who serves as a sponsor, as well as an executive coach, and is intended to support participants in advancing their professional development and leadership skills. Our mentor program provides interested employees with structured access to one of their more senior colleagues who provide guidance and career advice. New employees also have the opportunity to connect with an onboarding mentor to support their integration into the firm. StepStone also recognizes that different developmental outcomes are needed as employees progress throughout their careers, specifically in the transition period from individual contributors to people managers. To help ease this transition, we provide a series of manager workshops, for new and mid-level managers.

Total Rewards

We strive to provide a competitive total rewards package.

Our compensation approach is performance-based and determined by considering a combination of firm and individual performance. Cash compensation, in the forms of base salary, bonus and revenue share, is just one of several core elements of total rewards that we offer our team members. We also offer competitive health and wellness benefits, volunteer time off, and company contributions to employees' retirement plans. We provide benefits such as paid parental leave, parental leave coaching for managers and employees, paying for travel for newborns and caretakers when the employee has business required travel, paid shipping of breast milk, and wellness rooms for new parents at our offices. As a public company, we are able to diversify our employee ownership by providing equity grants to certain employees. Our LTIP provides us the ability to offer a variety of equity-based awards, and our employee stock purchase plan allows us to offer equity for purchase at an attractive discount to the market price through payroll deductions, in each case, to further incentivize our employees. We also maintain a plan under which certain of our employees are granted equity in certain of our evergreen funds. In addition, we award annually a portion of carried interest allocations earned by us to certain employees.

Available Information

Our Internet address is www.stepstonegroup.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge as soon as possible after we electronically file them with, or furnish them to, the SEC. You can access our filings with the SEC by visiting www.sec.gov or our website https://shareholders.stepstonegroup.com/shareholder-relations. The information on our website is not, and shall not be deemed to be, a part of this annual report on Form 10-K or incorporated into any other filings we make with the SEC.

Item 1A. Risk Factors.

Investing in our securities involves uncertainty and risk due to a variety of factors. You should carefully consider the risks described below with all of the other information included in this annual report on Form 10-K. Some of the factors, events, and contingencies discussed below may have occurred in the past, and the disclosures below are not representations as to whether or not the factors, events, or contingencies have occurred in the past, but are provided because future occurrences of such factors, events, or contingencies could have a material adverse effect on our business, growth, reputation, prospects, financial condition, results of operations, cash flows, liquidity and stock price. Further, the risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. If any of the following risks were to occur, our business, financial condition, and results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. For a summary of these risks, please read "Risk Factors Summary," which immediately precedes Part I, Item 1 of this annual report on Form 10-K.


Risks Related to Our Business


The success of our business depends on the identification and availability of suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients, and in particular the success of investments made by the StepStone Funds and advisory accounts. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the fund managers with which we invest. Markets in the last few years experienced meaningful headwinds, including increasing borrowing costs. The historical investment returns of the StepStone Funds and advisory accounts have benefited from investment opportunities and general market conditions, including favorable borrowing conditions in the debt markets during such historical periods, and we cannot assure you that the StepStone Funds, advisory accounts or the underlying funds in which we invest will be able to avail themselves of comparable opportunities and conditions, particularly in light of recent higher interest rates, changes in governmental policies, and other market conditions. Further, we cannot assure you that the private markets funds we select will be able to identify sufficient attractive investment opportunities to meet their investment objectives.

If the investments we make on behalf of the StepStone Funds or recommend to clients perform poorly, we may suffer a decline in our revenues and earnings, and our ability to raise capital for future StepStone Funds may be materially and adversely affected.

Our revenue from our investment management solutions is derived from fees earned for our management of the StepStone Funds and advisory accounts, performance fees, including incentive fees and carried interest allocations with respect to certain of the StepStone Funds, and monitoring and reporting fees. In the event that the StepStone Funds or individual investments perform poorly, our revenues and earnings derived from performance fees will decline and make it more difficult for us to raise capital for new focused commingled funds or gain new SMA clients in the future. If we are unable to raise or are required to repay capital, our business, financial condition and results of operations would be materially and adversely affected.

Continued positive performance of investments we make on behalf of clients or we recommend to our clients is not assured and may not result in positive performance of an investment in our Class A common stock.

An investment in our Class A common stock is not an investment in any of the StepStone Funds. In addition, the historical and potential future investment returns of the StepStone Funds are not linked to returns on our Class A common stock. Positive performance of the StepStone Funds or the investments that we recommend to our advisory clients will not necessarily result in positive returns on an investment in our Class A common stock. However, poor investment performance of the StepStone Funds could cause a decline in our revenue and have a negative effect on our performance or on an investment in our Class A common stock.

The historical investment performance of our funds should not be considered indicative of the future investment performance of these funds or of any future funds we may invest, in part because:

- market conditions and investment opportunities may be significantly less favorable than in the past;

- the performance of our funds is largely based on the NAV of the funds' investments, including unrealized gains, which may never be realized;

- our newly established funds may generate lower investment returns during the period that they initially deploy their capital;

- changes in the global tax and regulatory environment may affect both the investment preferences of our clients and the financing strategies employed by businesses in which particular funds invest, which may reduce the overall capital available for investment and the availability of suitable investments, thereby reducing our investment returns in the future;

- competition for investment opportunities, resulting from the increasing amount of capital invested in private markets alternatives, may increase the cost and reduce the availability of suitable investments, thereby reducing our investment returns in the future; and

- the industries and businesses in which particular funds invest will vary.

Competition for access to investment funds and other investments we make for our clients is intense.

We seek to maintain excellent relationships with fund managers, including those in which we have previously made investments for our clients and those in which we may in the future invest, as well as sponsors of investments that might provide co-investment opportunities in portfolio companies alongside the sponsoring fund manager. However, because of the number of clients seeking to gain access to investment funds and co-investment opportunities managed or sponsored by the top performing fund managers, we cannot assure you that we will be able to secure the opportunity to invest on behalf of our clients in all or a substantial portion of the investments we select, or that the size of the investment opportunities available to us will be as large as we would desire. Access to secondary investment opportunities is also highly competitive and is often controlled by a limited number of fund managers and intermediaries.

Third-party clients in many StepStone Funds have the right to remove us as the general partner of the relevant fund and to terminate the investment period under certain circumstances, leading to a decrease in our revenues, which could be substantial. In addition, the investment management agreements related to our SMAs and advisory accounts may permit the client to terminate our management of such accounts on short notice.

The governing agreements of many of the StepStone Funds provide that, subject to certain conditions, third-party clients in those funds have the right to remove us as the general partner of the relevant fund or terminate the fund, including in certain cases without cause by a simple majority vote. Any such removal or dissolution could result in a cessation in management fees we would earn from such funds or a significant reduction in the expected amounts of performance fees from those funds. We currently manage a portion of client assets through SMAs whereby we earn management fees and performance fees, and we intend to continue to seek additional SMA mandates. Clients with SMAs generally may terminate their investment management agreement with us without cause on 30 to 90 days' notice, and in some cases, shorter notice. From time to time, we lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial institutions and other factors. Moreover, a number of our contracts with state government-sponsored clients are secured through such government's RFP process and are subject to periodic renewal. If multiple clients were to exercise their termination rights or fail to renew their existing contracts and we were unable to secure new clients, our SMA and advisory account fees would decline materially. In the case of any such terminations, the management fees and performance fees we earn in connection with managing such account would immediately cease, which could result in a significant adverse effect on our revenues. If we experience a change of control (as defined under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") or as otherwise set forth in the partnership agreements of our funds), continuation of the investment management agreements of our funds would be subject to client consent. We cannot assure you that required consents will be obtained if a change of control occurs.

In addition, with respect to our funds that are subject to the Investment Company Act of 1940, as amended (the "Investment Company Act"), each fund's investment management agreement must be approved annually by (a) such fund's board of directors and by a vote of the majority of such fund's equity holders or (b) the independent members of such fund's board of directors, as required by law. Termination of these agreements would cause us to lose the management fees and performance fees we earn from such funds, which could have a material adverse effect on our results of operations.

Our ability to retain our senior leadership team and attract additional qualified professionals is critical to our success.

Our success depends on our ability to retain our senior leadership team and to recruit and retain additional qualified investment, sales and other professionals. However, we may not be successful in our efforts, as the market for investment and other professionals is extremely competitive. As such, we cannot be sure we will be able to find suitable successors promptly, or at all, or to successfully integrate any successors, or that we will be able to attract, retain, and develop a sufficient number of qualified individuals in future periods. Furthermore, the individuals that comprise our senior leadership team possess substantial experience and expertise and, in many cases, have significant relationships with certain of our clients. Accordingly, the loss of any member of our senior leadership team could adversely affect certain client relationships or limit our ability to successfully execute our investment strategies. In addition, the governing agreements of the StepStone Funds typically require the suspension of our ability to call additional investment capital if, depending on the fund, designated members of our senior leadership team cease to devote sufficient professional time to or cease to be employed by the Partnership, often called a "key person event," or in connection with certain other events. Each of these factors could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our failure to appropriately manage conflicts of interest could damage our reputation and adversely affect our business.

As we expand the scope of our business, we increasingly confront potential conflicts of interest relating to our advisory and investment management businesses. Actual, potential or perceived conflicts can give rise to client dissatisfaction, litigation or regulatory enforcement actions. As a registered investment adviser, the Partnership owes its clients a fiduciary duty and is required to provide disinterested advice. Appropriately managing conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Enforcement action or litigation asserting improper management of conflicts of interest, even if unproven, could harm our reputation and our business in a number of ways, including by affecting our ability to raise additional funds or causing existing clients to reduce or terminate their business with us.

We have obligations to clients and other third parties that may conflict with stockholders' interests.

Our subsidiaries that serve as the general partners of, or advisers to, the StepStone Funds have fiduciary and contractual obligations to the clients in those funds and accounts, and some of our subsidiaries may have contractual duties to other third parties. As a result, we may take actions with respect to the allocation of investments among the StepStone Funds (including funds and accounts that have different fee structures), the purchase or sale of investments in the StepStone Funds, the structuring of investment transactions for those StepStone Funds, the advice we provide or other actions in order to comply with these fiduciary and contractual obligations.

In addition, because our senior management and other professionals generally hold their economic interests through pass-through entities like the Partnership or other affiliated entities, which are not subject to U.S. federal and state entity-level income taxes, and our Class A common stockholders will hold their interests through StepStone Group Inc., which is subject to entity-level taxation as a corporation in the United States, conflicts relating to the selection and structuring of investments or other matters may arise between the Class B unitholders (who are also Class B stockholders of StepStone Group Inc.), Class C unitholders and Class D unitholders of the Partnership, on the one hand, and the Class A stockholders of StepStone Group Inc., on the other hand.

Recent and continuing higher interest rates or prospective decreases in the availability of credit may adversely affect the ability of the StepStone Funds to achieve attractive rates of return, particularly because certain funds and portfolio companies depend on leverage for a return on investment.

While interest rates were at historically low levels for an extended period, interest rates and the rate of inflation have since increased significantly. Although rates have declined from peak levels, interest rates have remained relatively elevated and these economic factors may also reduce credit availability, all of which may adversely affect the ability of the StepStone Funds to achieve attractive rates of return and adversely affect the value of our carried interest. In prior periods, we have recorded significant losses on unrealized carried interest allocations, which illustrate the sensitivity of carried interest to changes in valuations, interest rates, and credit conditions.

The StepStone Funds, as well as the companies in which they invest, raise capital in the structured private debt, leveraged loan and high yield bond markets. If elevated interest rates persist or further increase or credit markets experience continued or increasing dislocations, contractions or volatility, the StepStone Funds' results of operations, and in turn ours, will suffer. In addition, acute events in these markets could adversely affect the availability of credit to businesses generally, the cost or terms on which lenders are willing to lend, or the strength of the overall economy, all of which may adversely affect our results of operations.

Reductions in available sources of debt financing, or extended or increased tightening in the credit markets, may result in increases in interest rates and risk spread demanded by sources of indebtedness, which would make it more expensive to finance investments made by our funds. Certain investments may also be financed through fund-level debt facilities and, as a result of these risks, the refinancing of such facilities at the end of their respective terms may be difficult on commercially reasonable terms or at all.

Finally, the interest payments on the indebtedness used to finance our focused commingled funds' investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or substantially limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments, which may adversely affect our business, results of operations and financial condition.

Similarly, private markets fund portfolio companies regularly utilize the corporate debt markets to obtain additional financing for their operations. Leverage incurred by a portfolio company may cause the portfolio company to be vulnerable to increases in interest rates and decreases in credit availability, which may make such companies less able to cope with changes in business and economic conditions or impair the operations, value or sustainability of such companies. The adverse effects of leverage on portfolio companies in which we directly or indirectly invest can adversely affect the investment returns of the StepStone Funds and advisory accounts. If the investment returns achieved by the StepStone Funds are reduced, it could result in negative reputational effects and impair the value of carried interest allocations, which could materially and adversely affect our business, financial condition and results of operations.

In addition, as part of broader industry dynamics, certain private credit and other products that offer investors periodic liquidity (including through redemption, repurchase or tender offer features), including in the private wealth market, may experience increased investor liquidity requests during periods of market stress or higher interest rates. Such elevated liquidity requests, whether in our products or in competing products, could adversely affect investor sentiment toward such strategies and our ability to fundraise, and could contribute to increased liquidity requests across our products that offer periodic investor liquidity. Elevated liquidity requests could also adversely affect performance and reduce AUM, which could reduce our management fees and ability to earn incentive fees and carried interest, and could materially and adversely affect our business, financial condition and results of operations. Furthermore, recent comments by the head of the SEC's Division of Enforcement indicate the division is more closely monitoring the private credit markets, which could result in heightened regulatory scrutiny of our private credit activities.

Clients in the StepStone Funds with commitment-based structures may not satisfy their contractual obligation to fund capital calls when requested, which could adversely affect a fund's operations and performance.

Clients make capital commitments to StepStone Funds with commitment-based structures, and we are entitled to call capital at any time during prescribed periods that can extend for several years into the future. We depend on clients fulfilling their commitments when we call capital from them in order for those funds to consummate investments and otherwise pay their obligations when due. Any client that does not fund a capital call may be subject to penalties, potentially including forfeiting a significant amount of its existing investment in that fund. However, if a client has invested little or no capital, for instance early in the life of a fund, then the forfeiture penalty may not be a significant deterrent to default. Failures or delays in funding capital calls may occur more frequently in the future, as a result of recent increases in interest rates, decreases in equity values and dislocations in the banking sector, or in the event of a continued economic slowdown. In addition, changes to asset allocation policies or new laws or regulations resulting from declines in public equity markets may restrict or prohibit investors from investing in new or successor StepStone Funds or funding existing commitments. If clients fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.

Our failure to comply with investment guidelines set by our clients could result in damage awards against us or a reduction in AUM, either of which would cause our earnings to decline and adversely affect our business.

When clients retain us to manage assets on their behalf, they specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in clients terminating their investment management agreement with us, as these agreements generally are terminable without cause on 30 to 90 days' notice. Clients could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue allocations or strategies that we believe would generate favorable investment returns, which could result in underperformance of, or losses to, a client account. Even when we comply with all applicable investment guidelines, a client may be dissatisfied with its investment performance or our services or fees and may terminate their SMAs or advisory accounts or be unwilling to commit new capital to the StepStone Funds or advisory accounts. Any of these events could cause a reduction to AUM and consequently cause our earnings to decline and materially and adversely affect our business, financial condition and results of operations.

Valuation methodologies for certain assets in the StepStone Funds are subjective, and the values of assets established pursuant to such methodologies may never be realized, which could result in significant losses for the StepStone Funds.

There are no readily ascertainable market prices for a large number of the investments in the StepStone Funds, advisory accounts or the funds in which we invest. The value of the investments of the StepStone Funds is determined periodically by us based on the fair value of such investments as reported by the underlying fund managers. Our valuation of the funds in which we invest is largely dependent upon the processes employed by the managers of those funds. The fair value of investments is determined using a number of methodologies described in the particular funds' valuation policies. These policies are based on a number of factors, including the nature of the investment, the expected cash flows from the investment, the length of time the investment has been held, restrictions on transfer and other recognized valuation methodologies. The methodologies we use in valuing individual investments are based on a variety of estimates and assumptions specific to the particular investments, and actual results related to the investment may vary materially as a result of the inaccuracy of such assumptions or estimates. In addition, because illiquid investments held by the StepStone Funds, advisory accounts and the funds in which we invest may be in industries or sectors that are unstable, in distress, or undergoing some uncertainty, such investments may experience rapid changes in value caused by sudden company-specific or industry-wide developments.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in a fund's NAV do not necessarily reflect the prices that would actually be obtained if such investments were sold. Realizations at values significantly lower than the values at which investments have been reflected in fund NAVs could result in losses for the applicable fund and the loss of potential performance fees by the fund's manager and us. Also, a situation in which asset values turn out to be materially different from values reflected in fund NAVs could cause clients to lose confidence in us and may, in turn, result in difficulties in our ability to raise additional capital, retain clients or attract new clients.

We may not be able to maintain our desired fee structure as a result of industry pressure from private markets clients to reduce fees, which could have a material adverse effect on our profit margins and results of operations.

We may not be able to maintain our current fee structure for our funds as a result of industry pressure from private markets clients to reduce fees. In order to maintain our desired fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service levels that incentivize our clients to pay our desired fee rates. We cannot assure you that we will succeed in providing investment returns and service levels that will allow us to maintain our desired fee structure. Fee reductions on existing or future new business could have a material adverse effect on our profit margins and results of operations.

We may need to pay "clawback" or "contingent repayment" obligations if and when they are triggered under the governing agreements of our funds.

Generally, if at the termination of a fund and in certain cases at interim points in the life of a fund, the fund has not achieved investment returns that exceed the preferred return threshold or we have received net profits over the life of the fund in excess of our allocable share under the applicable partnership agreement, we will be obligated to repay an amount equal to the excess of amounts previously distributed to us over the amounts to which we are ultimately entitled. This obligation is known as a "clawback" or contingent repayment obligation. Our carried interest is generally determined at the end of the period on a hypothetical liquidation basis. As of March 31, 2026, if the funds were liquidated at their fair values, no material amounts would have been subject to contingent repayment by us. We cannot assure you that we will not incur a contingent repayment obligation in the future. Although a contingent repayment obligation is split among the various obligors, with each responsible for only its respective share, the governing agreements of the StepStone Funds generally provide that, to the extent another party who received a distribution does not fund its respective share, we are required to fund any additional amount beyond the amount of carried interest actually allocated to us, up to the entire amount of the relevant contingent repayment obligation. We may need to use or reserve cash to repay such contingent repayment obligations instead of using the cash for other purposes.

Our investment management activities may involve investments in high-risk, illiquid assets, and we may lose, or our clients may lose, some or all of the amounts invested in these activities or fail to realize any profits from these activities for a considerable period of time.

The investments made by the StepStone Funds and recommended by our advisory services include high-risk, illiquid assets. We have made, and expect to continue to make, principal investments alongside our clients, as the general partner, in existing and future StepStone Funds. The StepStone Funds invest capital in private markets funds that make investments in equity or debt securities that are not publicly traded. Even where such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such investments for a period of time. Accordingly, the private markets funds in which we and our clients invest capital may not be able to sell investments when they desire and therefore may not be able to realize the full value of such investments. Particularly in the case of securities, such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Investing in private markets funds is risky, and we may lose some or the entire amount of our investment or the investment made by the StepStone Funds. Poor investment performance could lead clients to terminate their agreements with us and/or result in negative reputational effects, either of which could materially and adversely affect our business, financial condition and results of operations.

In addition, we may invest in businesses with capital structures that have significant leverage. The leveraged capital structure of such businesses increases the exposure of the funds' portfolio companies to adverse economic factors, such as rising interest rates, downturns in the economy or deterioration in the condition of such business or its industry. If these portfolio companies default on their indebtedness, or otherwise seek or are forced to restructure their obligations or declare bankruptcy, we could lose some or all of our investment and suffer reputational harm. See "—Recent and continuing higher interest rates or prospective decreases in the availability of credit may adversely affect the ability of the StepStone Funds to achieve attractive rates of return, particularly because certain funds and portfolio companies depend on leverage for a return on investment."

The portfolio companies in which private markets funds have invested or may invest will sometimes involve a high degree of business and financial risk. These companies may be in an early stage of development, may not have a proven operating history, may be operating at a loss or have significant variations in results of operations, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may be subject to extensive regulatory oversight, may require substantial additional capital to support their operations, finance expansion or maintain their competitive position, may have a high level of leverage, or may otherwise have a weak financial condition. In addition, these portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Portfolio companies in non-U.S. jurisdictions may be subject to additional risks, including changes in currency exchange rates, exchange control regulations, risks associated with different types (and lower quality) of available information, expropriation or confiscatory taxation and adverse political developments.

In addition, during periods of difficult market conditions, including volatility as a result of economic or political events in or affecting the world's major economies, or slowdowns in a particular investment category, industry or region, portfolio companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased costs. During these periods, these companies may also have difficulty in expanding their businesses and operations and may be unable to pay their expenses as they become due. A general market downturn or a specific market dislocation may result in lower investment returns for the private markets funds or portfolio companies in which the StepStone Funds invest, which consequently would materially and adversely affect investment returns for the StepStone Funds.

The StepStone Funds may face risks relating to undiversified investments.

We cannot give assurance as to the degree of diversification that will be achieved in any of the StepStone Funds. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse effect on a given StepStone Fund if its investments are concentrated in that category, which would result in lower investment returns. Accordingly, a lack of diversification on the part of a StepStone Fund could adversely affect its investment performance and, as a result, our business, financial condition and results of operations.

Banking system volatility may adversely affect the results and financial condition of the StepStone Funds or StepStone generally.

StepStone and the StepStone Funds and their portfolio companies and other investments maintain substantially all of their respective cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and their respective deposits or investments at certain of these institutions could exceed insured limits, where applicable. Furthermore, many of the foregoing's respective cash and cash equivalents could be held by a single financial institution or a few institutions. In addition, StepStone and the StepStone Funds and their portfolio companies and other investments may not be able to identity all potential solvency or stress concerns with respect to a financial institution or to transfer assets from one financial institution to another in a timely manner in the event a financial institution comes under stress or fails. In the event of failure of any such financial institutions, we cannot assure you that we, the StepStone Funds or any of their investments could access uninsured funds promptly or at all. Furthermore, a StepStone Fund could be unable to call capital from the investors until it sets up a new deposit account at a different institution, which could be a time-consuming process and could be prohibited under the fund's then-existing credit facilities.

Ordinarily, assets held by a regulated financial institution are insured up to stated balance amounts—the U.S. Federal Deposit Insurance Corporation in the case of U.S. banks or the Securities Investor Protection Corporation in the case of U.S. broker-dealers. Customers of regulated financial institutions with amounts in excess of the relevant insurance limits are unsecured creditors with respect to cash and cash equivalents held with such institutions in excess of those relevant insurance limits, and therefore such excess amounts are subject to risk of loss, although uninsured depositors of a failed bank are given priority over general unsecured creditors of the same failed bank. Although governmental intervention has resulted in additional protections for uninsured depositors of failed banks, or facilitated acquisitions, there can be no assurance that governmental intervention will be successful or avoid the risk of loss.

If deposit accounts or credit facilities are held at the same financial institution, and such institution fails, a StepStone Fund may need to make more frequent capital calls to its investors and to StepStone, and the fund or its investments may be unable to fund obligations they have to third parties.

We also caution you that the general partner of a fund (whether such general partner is StepStone or a third party) may not have a meaningful role or any role in selecting the financial institutions used by fund investments and must rely on underlying sponsors or portfolio company management to select banking or other financial services. Likewise, if an institution used by an investor fails, such investor may be unable to satisfy capital calls made by the fund. This could lead to a fund utilizing shortfall funding solutions, if available to the fund and permitted by the fund's governing agreements. Any inability to access, or delay in accessing, deposits or credit facilities (including the inability of an investor to fund its capital commitments) or other services could adversely affect the results and financial condition of StepStone and the StepStone funds and their portfolio companies and investments.

The StepStone Funds make investments in funds and companies that we do not control.

Investments by most of the StepStone Funds will include debt instruments and equity securities of funds and companies that we do not control. The StepStone Funds may invest through co-investment arrangements or acquire minority equity interests and may also dispose of a portion of their equity investments in portfolio companies over time in a manner that results in their retaining a minority investment. Consequently, the performance of the StepStone Funds will depend significantly on the investment and other decisions made by third parties, which could have a material adverse effect on the returns achieved by the StepStone Funds. Portfolio companies in which the investment is made may make business, financial or management decisions with which we do not agree. In addition, the majority stakeholders or our management may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values the investments we have made on behalf of clients or we recommend to our clients could decrease and our financial condition, results of operations and cash flow could suffer as a result.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

Risk management applies to our investment management operations as well as to the investments we make for the StepStone Funds. We have developed and continue to update strategies and procedures specific to our business for managing risks, which include market risk, liquidity risk, operational risk and reputational risk. Management of these risks can be very complex. These strategies and procedures may fail under some circumstances, particularly if we are confronted with risks that we have underestimated or not identified. In addition, some of our methods for managing the risks related to our clients' investments are based upon our analysis of historical private markets behavior. Statistical techniques are applied to these observations in order to arrive at quantifications of some of our risk exposures. Historical analysis of private markets returns requires reliance on valuations performed by fund managers, which may not be reliable measures of current valuations. These statistical methods may not accurately quantify our risk exposure if circumstances arise that were not observed in our historical data. In particular, as we enter new lines of business, our historical data may be insufficient. Failure of our risk management techniques could materially and adversely affect our business, financial condition and results of operations, including our right to receive performance fees.

The due diligence process that we undertake in connection with investments may not reveal all facts that may be relevant in connection with an investment.

Before making or recommending investments for our clients, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors and accountants may be involved in the due diligence process in varying degrees depending on the type of investment and the parties involved. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts that are necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not guarantee the success of an investment.

In addition, generally our underlying investments are managed by third-party sponsors and, as a result, we depend on the due diligence investigation of such third-party sponsors. We have little or no control over their due diligence process, and any shortcomings in their due diligence could be reflected in the performance of the investment we make with them on behalf of our clients. Poor investment performance could lead clients to terminate their agreements with us or result in negative reputational effects, either of which could materially and adversely affect our business, financial condition and results of operations.

Restrictions on our ability to collect and analyze data regarding our clients' investments could adversely affect our business.

We rely on our proprietary data and technology platforms to provide regular reports to our clients, to research developments and trends in private markets and to support our investment processes. We depend on the continuation of our relationships with the fund managers and sponsors of the underlying funds and investments in order to maintain current data on these investments and private markets activity. The termination of such relationships by a critical mass of such fund managers and sponsors or the imposition of widespread restrictions on our ability to use the data we obtain for our reporting and monitoring services could adversely affect our business, financial condition and results of operations.

We and our clients depend on the reliability of our proprietary data and technology platforms and other data processing systems. Failures or interruptions of these services may disrupt our business, damage our reputation, limit our growth and adversely affect our business and results of operations.

We and our clients rely heavily on our proprietary data and technology platforms, including SPI Research and SPI Reporting, and associated tools, which form a valuable part of the services we offer to our clients. We also rely heavily on other financial, accounting, compliance, monitoring and reporting data processing systems. Our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. We expect that we will need to upgrade and expand the capabilities of our data processing systems and other operating technology in the future and we will incur costs to do so. We also rely on third-party service providers for certain aspects of our information and technology platforms and systems. Any failure, interruption or deterioration of proprietary data and technology platforms or other systems, including the loss or compromise of data by fire, natural disaster, power or telecommunications failure, or cybersecurity breaches or ransomware, or the failure of third-party service providers to perform could materially adversely affect our ability to provide services to our clients, harm our reputation, business or results of operations or result in regulatory intervention.

A compromise or corruption of our systems or that of our vendors containing confidential information could damage our business relationships and adversely affect our business, financial condition and results of operations.

We collect, process and store rapidly increasing volumes of highly sensitive data, including our proprietary business information and intellectual property, information relating to third party managers and their investment opportunities which we consider, and personally identifiable information of our employees, our clients and others, in our data centers and on our networks, including in our client portal, and with our vendors, service providers and government agencies. SPI Reporting includes funds, direct investments and co-investments that we monitor and report on for the StepStone Funds and advisory accounts, and our client portal contains confidential client information. The secure processing, maintenance and transmission of this information are critical to our operations. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of client, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us and significant reputational harm. Such events could damage our business relationships and adversely affect our business, financial condition and results of operations.

Cybersecurity risks and cybersecurity incidents could adversely affect our business by causing a disruption to our operations, which could adversely affect our financial condition and results of operations.

The frequency and sophistication of the cybersecurity threats and incidents we face continue to increase, including as a result of the advancement of AI, which malicious actors can use to create new, more sophisticated and more frequent attacks and to facilitate impersonation of personnel and third parties. As a result, we face a heightened risk of a cybersecurity incident or disruption with respect to sensitive information resulting from an attack by computer hackers, foreign governments or cyber terrorists. Our reputation and our ability to operate and expand our business depend on computer hardware and software systems, including our proprietary data and technology platforms, our client portal, and other data processing systems, which can be vulnerable to security breaches or other cyber incidents. Our funds' portfolio companies rely on similar systems and face similar risks, and such funds may invest in strategic assets having a national or regional profile or in infrastructure assets that face a greater risk of attack. Cybersecurity incidents may be an intentional attack, such as a phishing, vishing or social engineering attack, hacker attack, ransomware or cyber extortion, virus or worm, or an unintentional event and could involve bad actors gaining unauthorized access to our information systems or those of our service providers for purposes of misappropriating assets, disclosing or modifying sensitive or confidential information, corrupting data or causing operational disruption. Cyber-criminals can attempt to redirect payments required to be paid at the closings of our investments to unauthorized accounts, which we or the services providers we retain, such as paying agents and escrow agents, may not be able to detect or protect against. In recent years, there has been a significant increase in ransomware and other hacking attempts by cyber-criminals, including of our service providers. The rapid evolution and increased availability of artificial intelligence may intensify cybersecurity risks by making such attacks and other cybersecurity incidents more difficult to detect, contain, and mitigate, including through the use of AI-facilitated impersonation and AI-related cyber events that are more automated, targeted and coordinated. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by others, including by our service providers.

We have implemented processes, procedures and internal controls designed to mitigate cybersecurity risks and cybersecurity incidents. However, these measures, as well as our increased awareness of the nature and extent of a risk of a cybersecurity incident, do not guarantee that a cyber-incident will not occur or that our financial results or operations will not be adversely affected by such an incident. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. We devote significant levels of funding and resources to comply with evolving cybersecurity regulations, including the SEC rules applicable to public companies, the SEC's amendments to Regulation S-P with which we were required to comply by December 2025 (which impose operationally challenging notification requirements, deadlines and additional written policy and oversight expectations), as well as those rules proposed by the SEC with respect to investment advisers, and to monitor and enhance our information security procedures and controls. We maintain insurance intended to cover certain cybersecurity events, but such insurance may not cover all risks and losses that we experience.

We also face cybersecurity risks associated with sensitive information provided to third parties. We rely on third-party service providers for certain aspects of our business, including for certain information systems and technology, as well as administration of, and legal services for, the StepStone Funds. Additionally, each of the jurisdictions in which we operate may require us to provide sensitive information to government agencies, including biographical, financial and tax information relating to our personnel or investments. The information systems of government agencies have previously been compromised and we believe they continue to be targets for cyber-criminals. Third-party service providers and their vendors are also susceptible to, and have experienced, cyber and security threats and incidents. Any interruption or deterioration in the performance of these government agencies or third-party service providers, intentional or unintentional information security incidents caused by their personnel, failures of their information systems and technology or cyber and security breaches could, and have, put our sensitive information at risk or result in the shutdown of a service provider, and indemnification by, or insurance coverage of, such service providers may not be sufficient to cover any damage or loss, which could impair the quality of the funds' operations and harm our reputation, thereby adversely affecting our business, financial condition and results of operations. We may also need to expend additional resources to adapt our cybersecurity program to the evolving security landscape and to investigate and remediate vulnerabilities or other identified risks.

We are subject to numerous laws, regulations, and contractual obligations designed to protect our regulated data, and that of our customers. These include complex and evolving laws, rules, regulations, and standards relating to cybersecurity and data privacy in a number of jurisdictions. Such laws, rules, regulations, and standards pose increasingly complex compliance challenges and potential costs. Any loss of sensitive information and failure to comply with these requirements or other applicable laws and regulations in this area, could result in significant regulatory non-compliance exposure or other penalties and legal liabilities.

The result of these adverse incidents can include the inability to provide services to our clients, damage to our client or third party manager relationships, other disruptions of our business, corruption or modifications to our data, fraudulent transfers or requests for transfers of money, liability for stolen assets or information, increased cybersecurity protection and insurance costs and litigation, which could adversely affect our business, financial condition or results of operations.

Risk related to emerging and changing technology and corresponding regulations, including AI, could impact our results of operations or financial condition.

Our future success depends, in part, on our ability to anticipate and respond effectively to the risk of, and the opportunity presented by, digital disruption and other technology change. These may include new applications based on artificial intelligence, machine learning, or new approaches to data mining.

Risks related to AI, including our use of third-party products incorporating artificial intelligence, include the generation of factually incorrect or biased results, also known as hallucinations, data security vulnerabilities, potential IP infringement, mishandling of confidential, proprietary, or private information, and potentially problematic third-party license terms. The legal and regulatory landscape governing the use of AI is rapidly evolving in multiple jurisdictions, including the United States, the European Union and the United Kingdom. In the United States, the SEC has established a task force and is evaluating the need for rules and regulations. Future rules or guidance, as well as evolving examination and enforcement priorities, could increase the compliance risks and costs associated with using this technology. In the European Union, the EU Artificial Intelligence Act introduces a risk-based regulatory framework for AI systems that may affect our operations or those of our service providers. Non-compliance with these evolving AI regulations could subject us to regulatory enforcement actions, fines, reputational harm and increased compliance costs.

We may also be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis. Additionally, the effort to gain technological expertise and develop new technologies in our business may be costly. Investments in technology systems and data analytics capabilities may not deliver the benefits or perform as expected or may be replaced or become obsolete more quickly than expected, which could result in operational difficulties or additional costs. If we cannot offer new artificial intelligence-facilitated technologies or data analytics solutions as quickly as our competitors, or if our competitors develop more cost-effective technologies, data analytics solutions or other product offerings, we could experience a material adverse effect on our operating results, customer relationships and growth opportunities.

Poor implementation of new technologies, including artificial intelligence, by us or our third-party service providers, could subject us to additional risks we do not understand or cannot adequately mitigate, which could have an impact on our results of operations and financial condition.

Employee misconduct could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

There is a risk that our employees could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our advisory and investment management services and our discretionary authority over the assets we manage. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. Our business often requires that we deal with confidential matters of great significance to companies and funds in which we may invest for our clients. If our employees were to improperly use or disclose confidential information, we could be subject to legal or regulatory action and suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be materially and adversely affected. See "—Evolving laws and government regulations could adversely affect us."

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons and may face legal liability to our clients and third parties under securities or other laws and regulations.

As a private markets investment firm focused on providing customized investment solution services, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. The importance of our reputation may increase as we seek to expand our client base and into new private markets.

Our asset management and advisory activities subject us to the risk of significant legal liabilities to our clients and third parties, including our clients' stockholders or beneficiaries. In our investment management business, we make investment decisions on behalf of our clients that could result in substantial losses. Any such losses may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. We could also be liable to our clients and third parties, including our clients' stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. These risks often are difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending litigation. In addition, litigation or regulatory action against us may tarnish our reputation and harm our ability to attract and retain clients.

Our non-U.S. operations are subject to certain risks, which may adversely affect our business, financial condition and results of operations.

Our non-U.S. operations carry special financial and business risks, which include: fluctuations in foreign currency exchange rates that could adversely affect our results; unexpected changes in trading policies, regulatory and licensing requirements, trade policies and other barriers; local labor conditions, protections and regulations; adverse consequences or restrictions on the repatriation of earnings; potentially adverse tax consequences, such as trapped foreign losses or excise taxes (or other similar taxes); less stable political and economic environments; terrorism, political hostilities, war, outbreak of disease and other civil disturbances or other catastrophic events that reduce business activity; cultural and language barriers and the need to adopt different business practices in different geographic areas; and difficulty collecting fees and, if necessary, enforcing judgments.

As part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, privacy policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-U.S. standards and procedures.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and results of operations could be adversely affected, possibly materially, if we are unable to successfully manage these and other risks of global operations in a volatile environment. If our non-U.S. business increases relative to our total business, these factors could have a more pronounced effect on our results of operations or growth prospects.

Investments of the StepStone Funds in certain jurisdictions may be subject to heightened risks, which may adversely affect our business, financial condition and results of operations.

A portion of the investments of the StepStone Funds and advisory accounts include private markets funds that are located in, or invest in portfolio companies located in, countries that are subject to heightened risks. Such investments may involve risks related to (i) currency exchange matters, including exchange rate fluctuations with respect to the foreign currency in which the investments are denominated, and costs associated with conversion of investment proceeds and income from one currency to another; (ii) regulations pertaining to investments and investment managers in such countries; (iii) differences in the capital markets of such countries, including, in some cases, the absence of uniform accounting, auditing, financial reporting and legal standards, practices and disclosure requirements and less government supervision and regulation; (iv) certain economic, social and political risks, including exchange control regulations and restrictions on foreign investments and repatriation of capital, and the risks of political, economic or social instability, or armed conflicts; and (v) the possible imposition of taxes with respect to such investments or confiscatory taxation. These risks could adversely affect the investment performance of the StepStone Funds and advisory accounts, which would adversely affect our business, financial condition and results of operations.

Revenues from our real estate asset class are subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.

Our real estate funds are subject to risks arising from the ownership and operation of real estate and real estate-related businesses and assets. These risks include the following: general and local economic conditions; changes in supply of and demand for competing properties in an area (as a result, for example, of overbuilding); changes in building, environmental and other laws; diminished financial resources of tenants; changes in demand for commercial office properties (including as a result of an increased prevalence of remote work); fluctuations in the average occupancy and room rates for hotel properties; energy and supply shortages; uninsured or uninsurable risks; liability for "slip-and-fall" and other accidents on properties held by our funds; natural disasters; changes in government regulations (such as rent control and tax laws); changes in real property tax and transfer tax rates; changes in interest rates; the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable; negative developments in the economy that depress travel activity; environmental liabilities, including under environmental laws that impose, regardless of fault, joint and several liability for the cost of remediating contamination and compensation for damages; contingent liabilities on disposition of assets; unexpected cost overruns in connection with development projects; terrorist attacks, war and other factors that are beyond our control; and dependence on local operating partners. Even in cases where we are indemnified against liabilities arising out of our real estate business, we cannot assure you as to the financial viability of the indemnifying party to satisfy such indemnities or our ability to achieve enforcement of such indemnities.

If our clients or real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, such investments may be managed by a third party, which makes them dependent upon such third parties. Any of these factors may cause the value of real estate investments to decline, which may have a material adverse effect on our clients or our business, financial condition and results of operations.

Our real estate asset class is exposed to commercial real estate values and commercial real estate loans, both of which are expected to be adversely affected by decreased occupancy rates, higher prevailing interest rates and decreased credit availability.

Our real estate asset class has traditionally been exposed to commercial real estate and may be adversely affected by conditions in the commercial real estate market. Commercial real estate depends on cash flows from the property to service the debt, successful completion of construction projects and, in some cases, sales of the underlying properties. Because of decreasing occupancy rates for commercial real estate, along with higher prevailing interest rates and decreased ability to refinance commercial real estate borrowings, we expect it may be more difficult for commercial real estate to generate sufficient cash flows to service debt, maintain required financial and operating covenants of such debt, pay or refinance debt as it comes due or generate a profit. As a result of these economic conditions, the value of commercial real estate investments and loans supporting such investments are expected to be adversely affected in the near term.

The investments we make on behalf of clients or we recommend to our clients in infrastructure assets may expose us to increased risks and liabilities.

Investments in infrastructure assets may expose us and our clients to increased risks and liabilities that are inherent in the ownership of infrastructure assets. For example:

- Ownership of infrastructure assets may also present additional risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental, worker, public health and safety or other applicable laws or government actions, which may have a material adverse effect on the operations, financial condition and liquidity of particular assets and ultimately affect investment returns.

- Infrastructure asset investments may face construction and development risks including, without limitation: (i) labor disputes, shortages of material and skilled labor, or work stoppages; (ii) slower than projected construction progress and the unavailability or late delivery of necessary equipment; (iii) less than optimal coordination with public utilities in the relocation of their facilities; (iv) climate change, adverse weather conditions and unexpected construction conditions; (v) accidents or the breakdown or failure of construction equipment or processes; (vi) political or local opposition; (vii) failure to obtain regulatory approvals or permits; and (viii) catastrophic events, such as explosions, fires, war, terrorist activities, natural disasters and other similar events. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction activities once undertaken. Insurance against such risks may be limited. Certain infrastructure asset investments may remain in construction phases for a prolonged period of time and, accordingly, may not generate cash during such prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor.

- The operation of infrastructure assets is exposed to potential unplanned interruptions caused by significant catastrophic or force majeure events. These risks could, among other effects, adversely affect the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual noncompliance. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment.

- The management of the business or operations of an infrastructure asset may be contracted to a third-party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such an operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment's financial condition or results of operations. Infrastructure investments may involve the subcontracting of design and construction activities in respect of projects, and as a result the investments we make on behalf of clients or we recommend to our clients are subject to the risks that contractual provisions passing liabilities to a subcontractor could be ineffective, the subcontractor fails to perform services which it has agreed to perform and the subcontractor becomes insolvent.

Infrastructure investments often involve an ongoing commitment to municipal, state, federal or foreign government or regulatory agencies. The nature of these obligations exposes the investments we make on behalf of clients or we recommend to our clients to a higher level of regulatory control than typically imposed on other businesses and may require complex government licenses, concessions, leases or contracts, which may be difficult to obtain or maintain and which may restrict operations of assets in a way that maximizes cash flows and profitability, and are subject to special risks such as sovereign risks, take actions and expropriation. Infrastructure investments may require operators to manage such investments and such operators' failure to comply with laws, including prohibitions against bribing of government officials, may adversely affect the value of such investments and cause serious reputational and legal harm. Revenues for such investments may rely on contractual agreements for the provision of services with a limited number of counterparties and are consequently subject to counterparty default risk. The operations and cash flow of infrastructure investments are also more sensitive to inflation and, in certain cases, commodity price risk. Furthermore, services provided by infrastructure investments may be subject to rate regulations by government entities that determine or limit prices that may be charged. Similarly, users of applicable services or government entities in response to such users may react negatively to any adjustments in rates and thus reduce the profitability of such infrastructure investments.

The substantial growth of our business in recent years may be difficult to sustain, as it may place significant demands on our resources and employees and may increase our expenses.

The substantial growth of our business has placed, and if it continues, will continue to place, significant demands on our infrastructure, our investment team and other employees, and will increase our expenses. We will need to continue to invest in our human resources and our infrastructure as a result of the increasingly complex investment management industry, increasing sophistication of clients and our expansion into new jurisdictions. In addition, our private wealth platform has and will require ongoing development of new infrastructure. Legal and regulatory developments, including increasing levels of regulation outside of the United States, also contribute to the increasing level of our expenses. The future growth of our business will depend, among other things, on our ability to maintain the appropriate infrastructure and staffing levels to sufficiently address our growth and may require us to incur significant additional expenses and commit additional senior management and operational resources. We may face significant challenges in maintaining adequate financial and operational controls as well as implementing new or updated information and financial systems and procedures. Training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis also poses challenges. In addition, our efforts to retain or attract qualified investment or operational professionals may result in significant additional expenses.

We may enter into new lines of business, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from asset management and advisory services. However, we may grow our business by offering additional products and services and by entering into new lines of business. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our core businesses. In addition, we may from time to time explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions. We cannot assure you that we will successfully identify, negotiate, complete or integrate such transactions, or that any completed transactions will produce favorable financial results.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. In addition, changes in rules and regulations that reduce risks in certain lines of business may increase competition in those markets, reducing our ability to earn sufficient fees. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially and adversely affected.

We have entered into long-term agreements that provide for us to acquire all the equity interests of our asset class entities that we do not currently own.

On February 7, 2024, we entered into transactions agreements with each of SRA, SRE, and SPD (the "Asset Class Entities"). The transaction agreements provide a path to us owning all of the outstanding equity interests of SRA, SRE and SPD. The transaction agreements provide for, among other things and subject to the terms and conditions therein, the exchange of the sellers' equity interests in each Asset Class Entity for a combination of (i) newly-created Class D equity interests in StepStone Group LP, with terms substantially similar to the existing Class C units, in the case of SRE and SRA, or shares of our Class A common stock, in the case of SPD and (ii) cash, in up to ten annual exchanges beginning in 2024 (increased to up to fifteen annual exchanges in certain circumstances in case of the sellers of SRA equity interests).

The portion of each Asset Class Entity's equity interests to be acquired in each annual exchange is set forth in an exchange schedule attached to the applicable transaction agreement and is approximately 5% of each Asset Class Entity on each contemplated annual exchange date. The amount of consideration to be delivered will be calculated using exchange ratios determined each year based on a formula establishing an assumed value of each Asset Class Entity based on its estimated adjusted net income, relative to an adjusted trading multiple for the Class A common stock relative to our estimated adjusted net income.

Because the amount of consideration to be paid will be determined based on future adjusted net income and trading values, we do not know whether any particular exchange will be accretive to our existing shareholders and can make no assurances that the exchanges will result in enhanced cash flows or results of operations. In addition, because each exchange will be subject to closing conditions and regulatory approvals, we cannot assure you that any particular annual exchange will occur on the contemplated timeline or at all.

Under our option agreement with respect to SPW, we may purchase certain profits interests of SPW and the purchase price for such purchases may be substantial.

In November 2022, we entered into arrangements under which certain members of the SPW management team received a profits interest in SPW and concurrently entered into an option agreement which provides that (i) we have the right to acquire the profits interest at the end of any fiscal quarter after June 30, 2027 in exchange for payment of a call price and (ii) the SPW management team, through an entity named CH Equity Partners, LLC, has the right to put the profits interest to us on June 30, 2026 or at the end of any fiscal quarter thereafter, in exchange for payment of a put price. The applicable call or put price is, in certain circumstances, subject to an earn-out or earn-down. The call or put price will be payable in cash unless we elect to pay up to 75% of the consideration in units of the Partnership, each to be exchangeable into shares of our Class A common stock, and, in either case, rights under one or more tax receivable agreements. If the put is exercised, or if we exercise our call, the consideration under the option agreement may be substantial. We may need to seek equity or debt financing to fund the applicable exercise price.

As of March 31, 2026, based on the fair value of the liability classified awards, the estimated minimum and maximum amount of cash that would be potentially payable to settle the liability in the event of a call or put was $564.4 million and $2,257.6 million, respectively. Certain assumptions used in determining the fair value are inherently subjective; therefore, the ultimate settlement amount for the liability classified awards may differ materially from the current estimate.

We may acquire additional businesses or assets or form joint ventures.

As part of our business strategy, we may pursue additional acquisitions of complementary businesses or assets or seek to enter into joint ventures. These acquisitions or joint ventures would be intended to leverage our existing operations and industry experience or increase our product offerings. The success of any acquisitions, joint ventures or other investments will depend on our ability to identify, negotiate, complete and, in the case of acquisitions, integrate those transactions and, if necessary, obtain satisfactory financing to fund those transactions. We may not realize the anticipated benefits of any acquisition, joint venture or investment. We may not be able to integrate acquisitions successfully into our existing business, maintain the key business relationships of businesses we acquire, or retain key personnel of an acquired business, and we could assume unknown or contingent liabilities or incur unanticipated expenses. Integration of acquired companies or businesses also may require management resources that otherwise would be available for ongoing development of our existing business, or integration may not succeed, leading to a failure to realize anticipated benefits. Any acquisitions or investments made by us also could harm our results of operations, including as a result of significant write-offs or the incurrence of debt and contingent liabilities. In addition, if we choose to issue equity to fund an acquisition, our stockholders may experience dilution.

Current or future indebtedness may expose us to substantial risks.

We are party to a Credit Agreement with JPMorgan Chase Bank, N.A. and certain other lenders party thereto. In fiscal 2025, we issued $175 million in Series A senior notes which mature in October 2029. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility" and note 9 to our consolidated financial statements included elsewhere in this annual report for more information. Borrowings under the Credit Agreement and the Senior Notes, or any future debt we undertake, will expose us to the typical risks associated with the use of leverage. Significant future borrowings could make it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. Any portion of our cash flow required for debt service will not be available for our operations, distributions, dividends or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Restrictive covenants in agreements and instruments governing our current and future debt may adversely affect our ability to operate our business or limit our ability to engage in certain transactions or activities, including paying dividends or making other distributions on our Class A common stock. We cannot assure you that we will be able to maintain leverage levels in compliance with such covenants. Any failure to comply with these financial and other covenants, if not waived, could cause a default or event of default under such indebtedness.

We are subject to risks in using custodians, counterparties, administrators and other agents.

Many of our funds depend on the services of custodians, counterparties, administrators and other agents to carry out certain securities and derivatives transactions and other administrative services. We are subject to risks of errors and mistakes made by these third parties, which may be attributed to us and subject us or our clients to reputational damage, penalties or losses. The terms of the contracts with these third-party service providers are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Our funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur. In addition, our risk-management models may not accurately anticipate the effects of market stress or counterparty financial condition, and as a result, we may not have taken sufficient action to reduce our risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants or the broader market, which may in turn expose us to significant losses.

In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of our contracts, one or more of our funds may have outstanding trades that they cannot settle or are delayed in settling. As a result, these funds could incur material losses and the resulting market impact of a major counterparty default could harm our business, financial condition and results of operation.

In the event of the insolvency or bankruptcy of a custodian, counterparty or any other party that is holding assets of our funds as collateral, our funds might not be able to recover equivalent assets in full as they will rank among the custodian's or counterparty's unsecured creditors in relation to the assets held as collateral. In addition, our funds' cash held with a custodian or counterparty generally will not be segregated from the custodian's or counterparty's own cash, and our funds may therefore rank as unsecured creditors in relation thereto.

Risks Related to Our Industry

The investment management and investment advisory business is intensely competitive.

The investment management and investment advisory business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of service provided to clients, brand recognition and business reputation. We compete with a variety of traditional and private markets managers, commercial banks, investment banks and other financial institutions. Many factors affect our ability to compete successfully, including:

- some of our competitors have more relevant experience, greater financial and other resources and more personnel than we do;

- if, as we expect, allocation of assets to private markets investment strategies increases, there may be increased competition for private markets investments and access to fund managers;

- certain clients may prefer to invest with private partnerships rather than a public company; and

- other industry participants from time to time recruit our investment professionals and other employees away from us.

This competitive pressure could adversely affect our ability to make successful investments and restrict our ability to raise future funds, either of which would materially and adversely affect our business, financial condition and results of operations.

Difficult or volatile market and political conditions can adversely affect our business by reducing the market value of the assets we manage, causing our clients to reduce their investments in private markets, reducing the number of high-quality investment managers with whom we may invest, and reducing the ability of our funds to raise or deploy capital.

The global financial markets and business climate have recently deteriorated and may continue to deteriorate, including due to continued rising interest rates, ongoing high inflation, reduced availability of credit, regional and international bank failures, changes in laws and regulation, trade policies, such as tariffs or other protectionist measures and retaliatory measures, terrorism or political uncertainty, war (including the ongoing Russia-Ukraine and Middle East conflicts), and potential recession. For example, while inflation in the U.S. has stabilized, it remains higher than pandemic levels and could increase. In addition, heightened competition for workers, supply chain issues, tariffs and rising energy and commodity prices have contributed to increasing wages and other inputs, which may put pressure on the profit margins of portfolio companies within our private market funds. Additionally, volatility and disruption in the equity and credit markets, including the concentration of public-market valuations in a limited number of sectors such as AI-related companies or those companies whose strategies are more directly and negatively affected by AI, can adversely affect the portfolio companies in which private markets funds invest and adversely affect the investment performance of the StepStone Funds and advisory accounts.

The extent and impact of any sanctions imposed in connection with geopolitical conflicts may also cause additional financial market volatility and impact the global economy. For example, sanctions related to Russia's invasion of Ukraine or potential measures targeting other regions can disrupt global trade and supply chains. Additionally, recently the U.S. has instituted new economic and trade sanctions against China, in response to which China issued countermeasures against U.S. companies. The restrictions on investment in and trade with China may have a negative effect on some of our portfolio companies along with creating weakness in the global economy. The recent escalations of conflicts in the Middle East have the potential to negatively affect supply chains beyond oil and gas, also affecting many derivative and byproducts such as fertilizer, helium, sulfur, etc., negatively impacting portfolio companies in various industries. In addition, heightened geopolitical tensions in the Taiwan Strait and other regions could result in significant disruption to global supply chains, particularly with respect to semiconductors and other business-critical products, which could adversely affect portfolio company operations and valuations.

Our ability to manage our exposure to market conditions is limited. Market deterioration could cause us, the StepStone Funds we manage or the funds in which they invest to experience reduced liquidity, earnings and cash flow, recognize impairment charges, or face challenges in raising additional capital, obtaining investment financing and making investments on attractive terms. Adverse market conditions can also affect our ability and the ability of funds in which we and our clients invest to liquidate positions in a timely and efficient manner. More costly and restrictive financing also may adversely affect the investment returns of our co-investments in leveraged buyout transactions and, therefore, adversely affect the results of operations and financial condition of our co-investment funds.

Our business may generate lower revenue as a result of recent and prospective economic contractions, decreases in equity markets and tightening of global credit markets. These events may result in reduced opportunities to find suitable investments and make it more difficult for us, or for the funds in which we and our clients invest, to exit and realize value from existing investments, potentially resulting in a decline in the value of the investments held in our clients' portfolios. Such a decline could cause our revenue and net income to decline by causing some of our clients to reduce their investments in private markets in favor of investments they perceive as offering greater opportunity or lower risk, which would result in lower fees being paid to us.

These events may also reduce the commitments our clients are able to devote to private markets investments generally and make it more difficult for the funds in which we invest to obtain funding for additional investments at attractive rates, which would further reduce our profitability.

Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to reduce other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. If our revenue declines without a commensurate reduction in our expenses, our net income will be lower.

In addition, regulatory oversight and enforcement may become more rigorous for public companies in general, and for the financial services industry in particular, as a result of the recent volatility in the financial markets. See "—Evolving laws and government regulations could adversely affect us."

A major public health crisis could severely disrupt the global financial markets and business climate and adversely affect our business, financial condition and results of operations.

A major public health crisis can have unpredictable and adverse impacts on global, national and local economies. Disruptions to commercial activity (such as the imposition of quarantines or travel restrictions) or, more generally, a failure to contain or effectively manage a public health crisis, has, and may in the future, adversely impact our business activity and that of the StepStone Funds. For example, such disruptions have adversely affected, and in the future could again adversely affect, our ability to effectively identify, monitor, make or dispose of investments. Additionally, any future public health crisis could contribute to extreme volatility in financial markets. Such volatility could adversely affect the business of StepStone and the StepStone Funds and the portfolio companies in which they invest, all of which could have material and adverse effect on our performance.

We operate in an industry subject to numerous regulations and any failure to comply with government regulations to which we are subject could adversely affect us.

We are subject to numerous regulations that may impact our business model. In the United States, our advisory and investment management businesses are subject to regulation by the SEC, the Commodity Futures Trading Commission, the Internal Revenue Service (the "IRS") and other regulatory agencies, pursuant to, among other laws, the Investment Advisers Act, the Investment Company Act, the Securities Act, the Internal Revenue Code of 1986, as amended, (the "Code"), the Commodity Exchange Act, and the Exchange Act.

The Partnership, along with certain of our consolidated subsidiaries, is registered as an investment adviser with the SEC and is subject to the requirements and regulations of the Investment Advisers Act. Such requirements include, among other things, maintaining an effective compliance program, restrictions on performance fees, solicitation arrangements and marketing materials, allocation of investments, recordkeeping, reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and their advisory clients, as well as fiduciary duties and general anti-fraud prohibitions. A failure to comply with the obligations imposed by the Investment Advisers Act could result in investigations, sanctions and reputational damage, and could materially and adversely affect our business, financial condition, results of operations and business reputation.

The SEC has continued its close scrutiny of the asset management and private equity industries, focusing on private equity fees, expense allocations, investment allocations, client disclosures, broken-deal expenses, conflicts of interest, valuation practices and other fiduciary obligations. The lack of readily ascertainable market prices for many of the investments made by the StepStone Funds or the funds in which we invest could subject our valuation policies and processes to increased scrutiny by the SEC. The SEC has also focused on the "retailization" of private equity. Although it supports expanding retail investor access to private equity and other private markets products, it has emphasized that such access should occur through regulated structures and with enhanced safeguards for less sophisticated investors. As we continue to grow our distribution of funds targeted at private wealth investors we may face increased regulatory and compliance risk.

In May 2024, the SEC adopted amendments to Regulation S-P (the privacy regulations applicable to financial institutions, including investment advisers) that expanded the scope of the regulation and mandate notification to clients and customers in the event of privacy breaches. These amendments, with which we were required to comply by December 2025, impose operationally challenging notification requirements and deadlines, and require additional written policies and oversight procedures. The SEC has also adopted disclosure rules related to cybersecurity applicable to public companies. In addition, the SEC and FinCEN jointly adopted a new rule requiring investment advisers to adopt formal anti-money laundering and customer identification programs. In June 2025, the U.S. Department of Justice adopted a rule restricting certain bulk sensitive personal data transfers and access involving countries of concern, which may further increase our compliance obligations. Bringing our firm into compliance with these new rules (and any others adopted by the SEC or other governmental authorities), could result in a significant increase in the compliance risks and regulatory burden of operating our business.

Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients. Additionally, legislation, including proposed legislation regarding executive compensation and taxation of carried interest, may adversely affect our ability to attract and retain key personnel. See "Business—Regulatory Environment."

To the extent that the Partnership is a "fiduciary" under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to benefit plan clients, it is subject to ERISA, and to regulations promulgated thereunder. ERISA and applicable provisions of the Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could have a material adverse effect on our business. In addition, a court could find that one of our co-investment funds has formed a partnership-in-fact conducting a trade or business and would therefore be jointly and severally liable for the portfolio company's unfunded pension liabilities.

As noted in "Business—Regulatory Environment—Foreign Regulation," we provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. We continue to assess the impact of evolving regulatory developments outside of the United States on our business including, but not limited to, the revised EU regime for alternative investment fund managers, the new EU anti-money laundering and counter-terrorist financing regime, EU rules relating to digital operational resilience for the financial sector (including the EU Digital Operational Resilience Act ("DORA")), the U.K. Data (Use and Access) Act 2025, and the new EU framework for the collation and publication of sustainability information in annual reporting. These and other evolving privacy, cybersecurity and AI regimes may increase our compliance burden and affect our distribution and operations.

In addition, the European Union's General Data Protection Regulation (the "GDPR") and the California Consumer Privacy Act ("CCPA") impose stringent data protection requirements, and we are also subject to additional national and state privacy laws. There are substantial financial penalties for breach of the GDPR, including up to the higher of 20 million Euros or 4% of group annual worldwide turnover. Non-compliance with GDPR, CCPA or similar regulation enacted elsewhere therefore represents a serious risk to our business.

Our private wealth investment platform is subject to additional regulatory requirements that could adversely impact its profitability. We have been expanding our offerings to individual investors, including through our private wealth platform, and intend to continue doing so. Expanding our product offerings to individual investors may subject us to increased litigation, regulatory enforcement and compliance risks, given that individual investors are generally afforded greater regulatory protections than institutional investors, may have less sophistication or experience with private markets investments, and may be more likely to bring claims or complaints. The operational complexity, administration and accounting requirements associated with servicing individual investors, including in non-U.S. jurisdictions, may also be greater than those for institutional investors. Certain U.S. funds we offer to private wealth investors are registered investment companies or business development companies under the Investment Company Act (the "Registered Funds") and we expect that additional funds we offer will also be Registered Funds under the Investment Company Act or applicable laws in other jurisdictions. The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of our Registered Funds. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose stringent governance and board independence requirements. In addition, we depend on third parties to assist us in complying with regulatory obligations with respect to our Registered Funds. With respect to non-traded products offered to individual investors, we may be subject to risk arising from increased participation in share repurchase programs or tender offers, which could adversely affect fund liquidity and our ability to manage such products effectively.

Requirements imposed by the Investment Company Act, including limitations on capital structure, the ability to transact business with affiliates and the ability to compensate senior employees, or the failure of our third-party vendors to assist us with required compliance could materially and adversely affect our businesses, financial condition and results of operations.

In addition, if we fail to comply with any of the regulations that we are subject to, we could be subject to enforcement actions, which may materially and adversely affect our business, financial condition and results of operations.

Evolving laws and government regulations could adversely affect us.

Governmental regulation of the global financial markets and financial institutions is intense and is continually evolving. This includes regulation of investment funds, as well as their managers and activities, through the implementation of compliance, risk management and anti-money laundering procedures; restrictions on specific types of investments and the provision and use of leverage; capital requirements; limitations on compensation to fund managers; and books and records, reporting and disclosure requirements. The effects on us, the StepStone Funds, or on private markets funds generally, of future regulation, or of changes in the interpretation and enforcement of existing regulation, could have an adverse effect on the StepStone Funds' investment strategies or our business model. Policy changes and regulatory reform by the U.S. federal government may create regulatory uncertainty for our funds' portfolio companies and our investment strategies and adversely affect the profitability of the StepStone Funds' portfolio companies.

Ongoing political developments could adversely impact our investment management and investment advisory businesses. The financial services industry is currently experiencing an uncertain political and regulatory environment, under the current U.S. presidential administration. The administration has signaled its intent to revisit and potentially roll back certain regulatory initiatives enacted under the previous administration while simultaneously increasing scrutiny on areas such as foreign investment, national security, and the use of emerging technologies. The current administration and the current leadership of the SEC have indicated that they intend to modify or repeal certain regulations perceived as burdensome to private fund advisers, particularly those related to sustainability investing and cybersecurity. However, the administration has also proposed new rules aimed at increasing transparency and accountability, such as expanded disclosure requirements for private fund advisers and enhanced oversight of investment practices involving artificial intelligence and digital assets. The SEC and other regulatory bodies are expected to propose additional changes in the future. Any such changes, including with modifications, whether enacted under current or future leadership, could have a significant effect on private funds and private fund advisers and their operations, including increasing compliance burdens and regulatory costs, restrictions on the ability to receive expense, indemnification and other cost reimbursements, and heightened risk of regulatory enforcement action such as public sanctions, restrictions on activities, fines and reputational damage.

Additionally, there is a growing focus on digital asset regulation, with new rules expected to impact the use of cryptocurrencies and blockchain technologies in private fund operations. Any of the foregoing could lead to further regulatory uncertainty, result in changes to our operations and could materially impact our funds and/or their investments (including the funds in which the StepStone Funds and our clients invests) and/or us, including by causing us to incur additional expenses.

Governmental policy changes and regulatory or tax reform could also have a material effect on our funds. For example, regulatory or tax reform in jurisdictions where we may be conducting business (including jurisdictions in which we have established StepStone Funds, such as the Cayman Islands) and jurisdictions in which our clients or investors in StepStone Funds are located may increase administrative costs, increase taxes borne by StepStone Funds or our clients or investors, or otherwise adversely affect our funds or our ability to successfully fundraise on behalf of our funds. A prolonged environment of regulatory uncertainty may make the identification of attractive investment opportunities and the deployment of capital more challenging. In addition, our ability to identify business and other risks associated with new investments depends in part on our ability to anticipate and accurately assess regulatory and other changes that may have a material effect on the businesses in which we choose to invest. The failure to accurately predict the possible outcome of policy changes and regulatory reform could have a material adverse effect on the returns generated from our funds' investments and our revenues.

The United States has imposed tariffs on various products imported into the United States. These tariffs have resulted in, and may continue to trigger, retaliatory actions by affected countries, including the imposition of tariffs on the United States by other countries. Trade policy has been a central focus, with renewed scrutiny on trade relationships with China and efforts to renegotiate or withdraw from key agreements such as the United States-Mexico-Canada Agreement (USMCA). This shift has included the potential for additional tariffs, including on Mexican, Canadian and Chinese goods, targeted sanctions, and restrictions on investments linked to industries deemed critical to U.S. national security. Certain foreign governments, such as China, Canada and Mexico, have instituted or are considering imposing trade sanctions on certain U.S. goods and denying U.S. companies access to critical raw materials. Governmental actions related to the imposition of tariffs, sanctions or other trade barriers or changes to international trade agreements or policies, such as USMCA, could increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. Additionally, there may be potential future U.S. measures targeting supply chain dependencies on China, including additional restrictions on technology exports and proposed incentives to relocate manufacturing to the United States or allied nations. If we do not adequately monitor and adapt sufficiently to changes in policy and the regulations to which we are or may become subject, we could be subject to enforcement actions, which may materially and adversely affect our businesses, financial condition and results of operations.

On March 30, 2026, the DOL proposed a rule establishing a process based "safe harbor" for plan fiduciaries selecting designated investment alternatives for participant directed defined contribution plans. If adopted, the rule could facilitate an ability for individuals to allocate a portion of their 401(k) investments in alternative assets, such as private equity and private credit, as well as real estate. However, we may encounter significant competition from products tailored for 401(k) plan distribution, and if we, or our service providers, cannot meet plan fiduciaries' process expectations, or if products designed for this channel underperform or do not meet plan participants' investment needs, plan fiduciaries may exclude or remove such offerings from investment options, which could negatively impact our business, financial condition and results of operations.

Future changes to tax laws or our effective tax rate could materially adversely affect our company and reduce net returns to our stockholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Base Erosion and Profit Shifting ("BEPS") Project of the Organisation for Economic Co-Operation and Development ("OECD"), the European Commission's state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. In addition, the Group of Twenty, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. The OECD has finalized guidelines under the Pillar Two framework that recommend certain multinational enterprises be subject to a minimum 15% tax rate, effective from 2024, and many jurisdictions have enacted, or are in the process of enacting, rules intended to implement these standards. In January 2026, the OECD Inclusive Framework released a "Side-by-Side Package," which is intended to facilitate coordination of the Pillar Two global minimum tax with existing U.S. and other domestic tax regimes and includes, among other items, a permanent simplified effective tax rate safe harbor, an extension of the transitional country-by-country reporting safe harbor and a substance-based tax incentive safe harbor. In addition, all member states of the European Union have enacted Pillar Two rules. The United States has not adopted domestic Pillar Two rules, and the current U.S. administration has signaled opposition to aspects of Pillar Two, including the "undertaxed profits rule" ("UTPR"), which some foreign jurisdictions may apply in a manner that could increase the tax burden and compliance requirements of U.S.-parented groups. Foreign jurisdictions' implementation of the UTPR could raise compliance complications for us and our operating entities and investments. This minimum tax and several of the proposed measures are potentially relevant to some of our operating entities and investments and could have an adverse tax impact on our funds, investors and/or our funds' portfolio companies. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. Some member countries have been moving forward on the BEPS agenda but, because timing of implementation and the specific measures adopted will vary among participating states, significant uncertainty remains regarding the impact of BEPS proposals. If implemented, these proposals could result in a loss of tax treaty benefits and increased taxes on income from our operations and/or investments. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. For example, the Inflation Reduction Act of 2022 imposes, among other things, a new excise tax on stock repurchases which could adversely impact the amount and/or timing of tax we may be required to pay. If our effective tax rate increases, our results of operations and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We may be required to pay additional taxes under the Centralized Partnership Audit Regime.

For tax years beginning on or after January 1, 2018, the Partnership is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the "Centralized Partnership Audit Regime"). Under the Centralized Partnership Audit Regime, any IRS audit of the Partnership would be conducted at the Partnership level, and if the IRS determines an adjustment, the default rule is that the Partnership would pay an "imputed underpayment" including interest and penalties, if applicable. The Partnership may instead elect to make a "push-out" election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal income tax returns. We will decide whether or not to cause the Partnership to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which the Partnership directly or indirectly invests, such decision may be outside of our control. If the Partnership or an entity in which the Partnership directly or indirectly invests does not make this election, the then-current partners of the Partnership (including SSG) could economically bear the burden of the understatement.

Audit adjustments for state or local tax purposes could similarly result in the Partnership (or any of its applicable subsidiaries or other entities in which the Partnership directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.

Federal, state and foreign anti-corruption and sanctions laws create the potential for significant liabilities and penalties and reputational harm.

We are subject to laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA") as well as trade sanctions and export control laws administered by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce and the U.S. Department of State. The FCPA is intended to prohibit bribery of foreign governments and their officials and political parties and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies' transactions. OFAC, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various export control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations affect a number of aspects of our business, including servicing existing clients, finding new clients, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments.

Similar laws in non-U.S. jurisdictions, such as EU sanctions or the United Kingdom ("UK") Bribery Act, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, or sanction or other export control laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, OFAC, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. In addition, the U.S. and other countries have begun imposing sanctions on Russia in connection with the ongoing Russia-Ukraine conflict, which may impact us, StepStone Funds and our portfolio companies to a degree which remains uncertain. Different laws contain conflicting provisions and continue to evolve, making compliance with all laws more difficult. Because different interpretations for current sanctions law may exist, we could become involved in disputes with respect to actions taken in compliance with our understanding of such laws. If we fail to comply with these laws and regulations, we could face claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our business, results of operations and financial condition. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws committed by companies in which we or our funds invest or which we or our funds acquire. While we have developed and implemented policies and procedures designed to promote strict compliance by us and our personnel with the FCPA and other anti-corruption, sanctions and export control laws in jurisdictions in which we operate, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the

FCPA or other applicable anti-corruption, sanctions or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of client confidence, any one of which could adversely affect our business prospects, financial condition and results of operations.

In addition, we are subject to the UK Economic Crime and Corporate Transparency Act 2023 ("ECCTA"), which makes fundamental changes to the UK's approach to tackling financial crime. Most significantly, ECCTA introduces new law governing the attribution of criminal liability to corporate entities, which came into force on December 26, 2023, and a new corporate offense of failure to prevent fraud, which came into force on September 1, 2025. Guidance relating to the offense of failure to prevent fraud was published on November 6, 2024. Our compliance policies and procedures will need to be reviewed and updated in order to ensure we have appropriate systems and controls in place to cover these changes to the law. If appropriate systems and controls are not properly implemented, or if we fail to comply with any of the regulations that we are subject to, we could be subject to enforcement actions, which may materially and adversely affect our business prospects, financial condition and results of operations.

Regulation of investment advisers outside the United States could adversely affect our ability to operate our business.

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In a number of these countries and jurisdictions, which include the UK, the EU, the EEA, Switzerland, Japan, Korea, Canada, Colombia, Chile, Mexico, Saudi Arabia, and Singapore, our operations, and in some cases our personnel, are subject to regulatory oversight and affirmative requirements. These requirements variously relate to registration, licenses for our personnel, periodic inspections, the provision and filing of periodic reports, and obtaining certifications and other approvals. In the EU, we are subject to the EU Alternative Investment Fund Managers Directive ("AIFMD") and the Undertakings for Collective Investment in Transferable Securities Directive ("UCITS") under which we are subject to regulatory requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Switzerland and the individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements. In certain other jurisdictions, we are subject to various securities and other laws relating to fundraising and other matters. As we expand into additional countries and jurisdictions, we may become subject to additional regulatory oversight and related compliance obligations. Failure to maintain compliance with applicable laws and regulations could result in regulatory intervention, adversely affect our business or ability to provide services to our clients and harm our reputation. In certain jurisdictions, including emerging markets jurisdictions, StepStone believes it operates appropriately under exceptions to applicable financial regulations. If, however, a regulator disagrees with our approach or interpretations, we could be subject to sanctions or fines and related reputational harm, or be limited in our ability to access such markets.

The European Union Markets in Financial Instruments Directive II ("MiFID II") requires, among other things, all MiFID II investment firms to comply with more prescriptive disclosure, transparency, reporting and recordkeeping obligations and enhanced obligations in relation to the receipt of investment research, best execution, product governance and marketing communications. As we operate investment firms that are subject to MiFID II (including as applicable in the UK), we were required to implement revised policies and procedures to comply with MiFID II where relevant, including where certain rules have an extraterritorial impact on us. Compliance with MiFID II has, therefore, resulted in greater overall complexity, higher compliance, administration and operational costs, and less overall flexibility.

These laws and regulations may affect our costs and manner of conducting business in one or more markets, the risks of doing business, the assets that we manage or advise, and our ability to raise capital from clients. Any failure by us to comply with either existing or new laws or regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to divergent views of investors and differing approaches by governmental authorities in respect of the incorporation of sustainability-related factors in our investment and portfolio management process as well as human capital management, which may affect certain investors' decision to commit or recommit capital to, or constrain investment opportunities for, our funds or subject us to increased regulatory scrutiny and compliance costs.

In recent years, certain investors have placed increasing importance on sustainability implications of private markets investments to which they commit capital. Certain investors have also demonstrated increased advocacy with respect to existing investments, including by urging asset managers to take certain actions that could adversely affect the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, clients have conditioned future capital commitments on the taking or refraining from taking of such actions. Such clients' focus and advocacy related to sustainability and similar matters may constrain investment opportunities we evaluate for them. In addition, institutional clients may decide to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the sustainability-related cost of investments made by us. Conversely, certain investors have raised concerns as to whether the incorporation of sustainability-related factors in the investment and portfolio management process may be inconsistent with the fiduciary duty to maximize returns for investors. Anti-"ESG" sentiment has gained momentum across the United States, with several states having enacted or proposed "anti-ESG" policies, legislation or issued related legal opinions. For example, (i) boycott bills target financial institutions that "boycott" or "discriminate against" companies in certain industries and prohibit state entities from doing business with such institutions and/or investing the state's assets (including pension plan assets) through such institutions; and (ii) ESG investment prohibitions require that state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. If fund investors subject to such legislation viewed our funds or sustainability practices as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, even though such view or perception may not be accurate, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely affect our revenues. In addition, a failure to successfully manage sustainability-related expectations may adversely affect our reputation or erode stakeholder trust.

There has also been increasing focus by governmental authorities, investors, customers, activists, the media, governmental and non-governmental organizations, and other stakeholders on a variety of human capital management matters. In January 2025, the current U.S. Presidential administration signed a number of executive orders focused on Diversity, Equity and Inclusion ("DEI") programs, which include a broad mandate to eliminate federal DEI programs and a caution to the private sector to end what may be viewed as illegal discrimination and preferences. Some U.S. states have followed suit, similarly cautioning against practices which may be viewed as illegal discrimination and preferences. The Executive Orders also indicate upcoming compliance investigations of private entities, including publicly traded corporations, foundations with assets of $500 million or more and institutions of higher education with endowments exceeding $1 billion, and changes to federal contracting regulations. In May 2025, the U.S. Department of Justice (the "DOJ") issued a memorandum announcing the Civil Rights Initiative, which aims to use the False Claims Act (the "FCA") to investigate and "pursue claims against any recipient of federal funds that knowingly violates federal civil rights laws" via "racist preferences, mandates, ... and activities," including DEI programs. The initiative covers all federal-funding recipients or contractors that certify compliance with civil rights laws, and will involve collaboration among federal and state law enforcement agencies. The memorandum directs divisions within the DOJ to establish partnerships with state attorneys general and local law enforcement to share information and coordinate enforcement activities and further highlights that Congress authorized private parties to litigate FCA claims and to share in any monetary recovery. A number of our contracts with state pensions require us to comply with all applicable state and federal laws and regulations. As a result of such developments, we may be increasingly subject to competing demands or expectations from different governmental authorities, regulators, clients, investors, and other stakeholders or third parties with divergent views and, if we fail to meet, or are perceived to fail to meet such competing demands or expectations, clients may reduce their investment with us and we may be subject to investigation, significant fines and penalties, and risk of litigation.

Sustainability and corporate responsibility matters have also been the subject of increased focus by regulators, including in the EU, the UK and the U.S. For example, the European Commission has adopted regulations as part of a package of legislative measures arising from its Action Plan on Sustainable Finance, which include, without limitation: (a) The Disclosure Regulation EU 2019/2088 regarding the introduction of transparency and disclosure obligations for investors, funds and asset managers in relation to sustainability, which took effect beginning on March 10, 2021 and (b) The Taxonomy Regulation EU 2020/852 regarding the introduction of EU-wide taxonomy of environmentally sustainable activities, which entered into force on July 12, 2020. These and other proposals have resulted in the Non-Financial Disclosure Regulation, EU Taxonomy Regulation and the EU Sustainable Finance Disclosure Regulation. These legislative developments require additional disclosures to clients with respect to sustainability and corporate responsibility factors, which may increase our compliance obligations and expenses, and could lead clients to not commit or recommit capital in our funds. Our EU-based business, as well as any global product sales into the EU, is subject to these requirements. In November 2023, the UK Financial Conduct Authority ("FCA") published final rules on its Sustainable Disclosure Requirements ("SDR"), introducing new rules and guidance for asset managers to make mandatory disclosures at both the manager and product levels, which aim to address potential greenwashing risks through the introduction of sustainable investment labels, disclosure requirements and restrictions on the use of sustainability-related terms in product naming and marketing, as well as through the introduction of disclosures consistent with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures ("TCFD"). The FCA has stated that it intends to further expand the SDR and labelling rules in the future. Further, the UK is expected to create UK Sustainability Disclosure Standards ("UK SDS") based on the sustainable disclosure standards developed by the International Sustainability Standards Board ("ISSB"). In the likely event that divergent sustainable investing disclosure obligations arise between the U.S., UK and the EU, this may also present an increased compliance risk if we are required to comply with different regulatory standards. In the U.S., the SEC adopted climate-related disclosure rules for public companies; however, such rules have been subject to litigation, and the SEC has elected to end its defense of such rules and stayed their implementation. Furthermore, the SEC recently indicated that it has initiated steps to rescind the rules. Additionally, California enacted SB 253 and SB 261, which impose climate reporting requirements, including requirements related to greenhouse gas emissions and climate-related financial risk. Certain provisions of these California statutes have been the subject of judicial challenge, including an injunction issued with respect to SB 261, and the ultimate scope and enforceability of these requirements remain uncertain. Other states have proposed similar legislation, although the current U.S. presidential administration has identified deregulation of greenhouse gas emissions as a priority, including at the state level.

Additionally, a lack of harmonization globally in relation to sustainability and corporate responsibility-related legal and regulatory reform, combined with ongoing revisions in many of the regulations noted above, leads to a risk of fragmentation in group level priorities across global jurisdictions. This may create conflicts across our global business which could risk inhibiting our future implementation of, and compliance with, rapidly developing standards and requirements. In addition, our brand and reputation are associated with our public commitments to various corporate ESG initiatives, including our goals for sustainability. Any failure or perceived failure to achieve our disclosed commitments could harm our reputation and adversely affect our client relationships or our recruitment and retention efforts. Moreover, positions we take or do not take on social issues may be unpopular with some of our employees or with our clients or potential clients, which may in the future impact our ability to attract or retain employees or clients. While we strive to implement sustainability practices, there can be no assurance that we will be able to identify all sustainability and corporate responsibility issues or will be able to successfully implement our sustainability and corporate responsibility policies. In addition, the use of sustainability and corporate responsibility metrics in the investment process could be subjective and they are not subject to uniform standards, and, as such, there is no guarantee that we will be able to accurately assess and measure the sustainability and corporate responsibility risks and compliance of its investments and potential investments. Sustainability-based exclusionary criteria could result in a StepStone Fund foregoing opportunities to make certain investments when it might otherwise be advantageous to do so, and/or selling certain investments due to their sustainability and corporate responsibility characteristics when it might be disadvantageous to do so. Devoting additional resources to sustainability and corporate responsibility matters could increase the amount of expenses we or our investments are required to bear. For example, collecting, measuring, and reporting sustainability and corporate responsibility information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks. If we do not successfully manage expectations across these varied stakeholder interests, it could erode stakeholder trust, impact our reputation, and constrain our investment opportunities. Given increased U.S. and European legal and regulatory focus on sustainability and corporate responsibility matters, failure to comply with applicable legal and regulatory changes may attract increased regulatory scrutiny of our business, and could result in fines and/or other sanctions being levied against us.

Risks Related to Our Organizational Structure

We were previously a "controlled company" within the meaning of the Nasdaq Global Select Market listing standards and, as a result, we qualified for, and relied on, exemptions from certain corporate governance requirements. As of September 18, 2025, we are no longer a "controlled company" under Nasdaq rules and are required to comply with Nasdaq's applicable corporate governance requirements no later than September 18, 2026. Unless and until we are fully compliant with such requirements, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Prior to September 18, 2025, we qualified as a "controlled company" within the meaning of the corporate governance standards of the Nasdaq Global Select Market, and, consequently, we previously qualified for, and relied on, certain exemptions from corporate governance requirements, including the requirements that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board entirely by independent directors and (iii) the compensation committee be composed entirely of independent directors. However, as of September 18, 2025, we are no longer a controlled company and thus these exemptions are no longer available to us, and we are required to come into compliance with Nasdaq's corporate governance requirements no later than September 18, 2026.

We do not currently satisfy all of Nasdaq's corporate governance requirements applicable to non-controlled companies, and, accordingly, we must take actions to achieve compliance by September 18, 2026. We currently do not have a majority of independent directors, our compensation committee does not consist entirely of independent directors, and our directors will not be nominated or selected entirely by independent directors. Accordingly, unless and until we have fully implemented changes necessary to comply with Nasdaq's corporate governance requirements, you will not have the same protections afforded to stockholders of companies that are subject to, and compliant with, all of the corporate governance requirements of the Nasdaq Global Select Market.

SSG depends on distributions from the Partnership to pay any dividends, if declared, taxes and other expenses, including payments under the Tax Receivable Agreements.

SSG is a holding company and its only business is to act as the managing member of the General Partner, and its only material assets are Class A units and 100% of the interests in the General Partner. SSG does not have any independent means of generating revenue. We anticipate that the Partnership will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the partners of the Partnership. Accordingly, SSG will be required to pay income taxes on its allocable share of any net taxable income of the Partnership. We intend to cause the Partnership to make distributions to each of its partners, including SSG, in an amount intended to enable each partner to pay all applicable taxes on taxable income allocable to such partner and to allow SSG to make payments under the Tax Receivable Agreements. In addition, the Partnership will reimburse SSG for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, SSG will receive the full amount of its tax distribution before the other partners receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other partners pro rata in accordance with their assumed tax liabilities. To the extent that SSG needs funds, and the Partnership is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect SSG's ability to pay dividends and taxes and other expenses, including payments under the Tax Receivable Agreements, and affect our liquidity and financial condition.

The IRS might challenge the tax basis step-ups and other tax benefits we receive in connection with our IPO and the related transactions and in connection with additional acquisitions of Partnership units.

Partnership units held directly by the partners of the Partnership other than SSG, including members of our senior leadership team, may in the future be exchanged for shares of our Class A common stock or, at our election, cash. Similar to our initial purchase of Partnership units, those exchanges may also result in increases in the tax basis of the assets of the Partnership that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) SSG's depreciation and amortization and, together with other tax benefits, reduce the amount of tax that SSG would otherwise be required to pay, although it is possible that the IRS might challenge all or part of that tax basis increases or other tax benefits, and a court might sustain such a challenge. SSG's ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income.

We will not be reimbursed for any payments previously made under the Tax Receivable Agreements if the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreements in excess of our ultimate cash tax savings.

In certain circumstances, payments under each Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that SSG actually realizes.

Each Tax Receivable Agreement provides that if (i) SSG exercises its right to early termination of such Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under such Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under such Tax Receivable Agreement), (ii) SSG experiences certain changes in control, (iii) such Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) SSG fails (subject to certain exceptions) to make a payment under such Tax Receivable Agreement within 180 days after the due date or (v) SSG materially breaches its obligations under such Tax Receivable Agreement, SSG will be obligated to make an early termination payment to holders of rights under such Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by SSG under such Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in each Tax Receivable Agreement, including (i) the assumption that SSG would have enough taxable income in the future to fully utilize the tax benefit resulting from the tax assets that are the subject of such Tax Receivable Agreement, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by SSG ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) in the case of the Reorganization Tax Receivable Agreement, the assumption that any net operating loss (and similar items) inherited from certain pre-IPO institutional investors (the "Blocker Companies"), will be used by SSG ratably from the taxable year that includes an early termination through the earlier of (x) the scheduled expiration of such net operating loss (or similar item) or (y) 15 years (or longer, to the extent that SSG is prevented from fully utilizing such net operating loss (or similar item) under certain U.S. federal income tax rules); (iv) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (v) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change and, solely with respect to the Exchanges Tax Receivable Agreement; and (vi) the assumption that any units (other than those held by SSG) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by SSG under such Tax Receivable Agreement at a rate equal to the lesser of (a) 6.5% and (b) the Secured Overnight Financing Rate, as reported by the Wall Street Journal ("SOFR") plus 400 basis points.

Moreover, as a result of an elective early termination, a change in control or SSG's material breach of its obligations under either Tax Receivable Agreement, SSG could be required to make payments under such Tax Receivable Agreement that exceed its actual cash savings under such Tax Receivable Agreement. Thus, SSG's obligations under each Tax Receivable Agreement could have a substantial negative effect on its financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any such early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.

Payments under each Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases or the inheritance of tax attributes from the Blocker Companies, as well as other related tax positions we take, and a court could sustain such challenge. If any tax benefits that have given rise to payments under either Tax Receivable Agreement are subsequently disallowed, SSG would be entitled to reduce future amounts otherwise payable to a holder of rights under such Tax Receivable Agreement to the extent such holder has received excess payments. However, the required final and binding determination that a holder of rights under a Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and SSG will not be permitted to reduce its payments under a Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under the Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. SSG will not be reimbursed for any payments previously made under either Tax Receivable Agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under either Tax Receivable Agreement that are significantly in excess of the benefit that SSG actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) and SSG may not be able to recoup those payments, which could adversely affect SSG's financial condition and liquidity.

In certain circumstances, the Partnership will be required to make distributions to us and the existing partners of the Partnership, and the distributions that the Partnership will be required to make may be substantial.

The Partnership is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to partners, including SSG. Pursuant to the StepStone Limited Partnership Agreement, the Partnership will make tax distributions to its partners, including SSG, which generally will be pro rata based on the ownership of Partnership units, calculated using an assumed tax rate, to help each of the partners to pay taxes on that partner's allocable share of the Partnership's net taxable income. Under applicable tax rules, the Partnership is required to allocate net taxable income disproportionately to its partners in certain circumstances. Because tax distributions will be determined based on the partner who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate that is the highest possible rate applicable to any partner, but will be made pro rata based on ownership of Partnership units, the Partnership will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the assumed rate. In addition, changes to the deductibility of compensation under Section 162(m), including rules that may expand the scope of covered employees and aggregation across affiliated groups, could reduce deductible compensation and increase taxable income allocable to the Partnership and SSG, which could increase the amount of required tax distributions.

Funds used by the Partnership to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions the Partnership will be required to make may be substantial and may significantly exceed (as a percentage of the Partnership's income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for many of the existing partners of the Partnership.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing partners of the Partnership, as well as the use of an assumed tax rate in calculating the Partnership's distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreements. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

We may be required to fund withholding tax upon certain exchanges of Class B or Class D units into shares of Class A common stock by non-U.S. holders.

In the event of a transfer by a non-U.S. transferor of an interest in a partnership that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to 10% of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer absent an exception. Holders of Class B or Class D units include non-U.S. holders. The partners holding Class B or Class D units in the Partnership generally will be entitled to exchange such Class B or Class D units for shares of Class A common stock on a one-for-one basis or, at our election, for cash. To the extent withholding is required and we elect to deliver shares of Class A common stock (rather than cash), we may not have sufficient cash to satisfy such withholding obligation, and we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

We may have tax and other liabilities attributable to our pre-IPO investors as a result of certain reorganization transactions.

Certain of our pre-IPO institutional investors held their interests in the Partnership through entities that were taxable as corporations for U.S. federal income tax purposes. Before the IPO, SSG formed a new, first-tier merger subsidiary with respect to each Blocker Company. Contemporaneously with the IPO, each merger subsidiary merged with and into the respective Blocker Company, with the Blocker Company surviving. Immediately thereafter, each Blocker Company merged with and into SSG, with SSG surviving. In the Blocker Mergers, the 100% owners of the Blocker Companies acquired an aggregate of 9,112,500 shares of newly issued Class A common stock and the Company acquired a corresponding amount of Partnership units. As the successor to these merged entities, SSG generally succeeded to and became responsible for any outstanding or historical tax or other liabilities of the merged entities, including any liabilities incurred as a result of the mergers described in the previous sentence. Any such liabilities for which SSG is responsible could have an adverse effect on our liquidity and financial condition.

Pursuant to the regulations issued under Section 162(m) of the Code, SSG may not be permitted to deduct its distributive share of compensation expense to the extent that the compensation was paid by the Partnership to certain of SSG's covered employees, potentially resulting in additional U.S. federal income tax liability for SSG and reducing cash available for distribution to SSG's stockholders and/or for the payment of other expenses and obligations of SSG.

Section 162(m) of the Code disallows the deduction by any publicly held corporation of applicable employee compensation paid with respect to any covered employee to the extent that such compensation for the taxable year exceeds $1,000,000. A "covered employee" means any employee of the taxpayer if the employee (a) is the principal executive officer ("PEO") or principal financial officer ("PFO") of the taxpayer at any time during the taxable year, or was an individual acting in such a capacity, (b) was among the three highest compensated officers for the taxable year (other than the PEO and PFO) required to be disclosed in the proxy statement, (c) was among the five next highest compensated employees for the taxable year beginning with taxable years beginning after December 31, 2026, or (d) was a covered employee of the taxpayer (or any predecessor) for any preceding taxable year beginning after December 31, 2016 (other than as a result of clause (c) above). Pursuant to the regulations with respect to Section 162(m) of the Code issued by the IRS, SSG will not be permitted to deduct its distributive share of compensation expense allocated to it, to the extent that such distributive share plus the amount of any compensation paid directly by SSG exceeds $1,000,000 with respect to a covered employee, even if the Partnership, rather than SSG, pays the compensation to SSG's covered employees. In addition, for tax years beginning after December 31, 2025, changes to affiliated group aggregation rules may increase the number of individuals whose compensation is subject to the $1,000,000 limitation, which could increase the amount of compensation expense that is non-deductible to SSG. Accordingly, to the extent that SSG is disallowed a deduction for its distributive share of compensation expense under Section 162(m) of the Code, it may result in additional U.S. federal income tax liability for SSG and/or reduce cash available for distribution to SSG's stockholders or for the payment of other expenses and obligations of SSG.

If StepStone Group Inc. were deemed an "investment company" under the Investment Company Act of 1940 as a result of its ownership of the Partnership or the General Partner, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

- it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

- absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are primarily engaged in the investment advisory service business, specifically that of providing customized investment solutions and advisory, and data services to our clients and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that StepStone Group Inc., the General Partner or the Partnership is an "orthodox" investment company as defined in section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Further, a majority of the Partnership's assets consist of direct and indirect ownership interests as the general partner or managing member of the StepStone Funds we sponsor. We believe these interests in the StepStone Funds are not investment securities. The Partnership also will hold minority interests in certain operating subsidiaries that are consolidated on the Partnership's financial statements as "variable interest entities." See "Management's Discussion and Analysis of Financial Condition and Results of Operations— Organizational Structure—Ownership of Our Businesses" for additional information regarding our variable interest entities. The Partnership's interests in these subsidiaries may be considered investment securities under section 3(a)(1)(C) of the Investment Company Act. However, the value of these subsidiaries is not large enough to cause the Partnership's holdings in investment securities to exceed the 40% threshold under section 3(a)(1)(C). StepStone Group Inc.'s unconsolidated assets consist primarily of Class A units of the Partnership and 100% of the interests in the General Partner. StepStone Group Inc. is the sole managing member of the General Partner and, in such capacity, indirectly operates and controls all of the Partnership's business and affairs. We do not believe StepStone Group Inc.'s managing member interest in the General Partner is an investment security. Therefore, we believe that less than 40% of StepStone Group Inc.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Accordingly, we do not believe StepStone Group Inc. is an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above. In addition, we believe StepStone Group Inc. is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that StepStone Group Inc. will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause StepStone Group Inc. to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including us) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among the Partnership, the General Partner, us or our senior leadership team, or any combination thereof and materially and adversely affect our business, financial condition and results of operations.

A change of control of our company could result in an assignment of our investment advisory agreements.

Under the Investment Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Investment Advisers Act if, among other things, the Partnership undergoes a change of control. As of September 18, 2025, the Class B common stock no longer has the right to control the appointment of directors or to direct the vote on all matters that are submitted to our stockholders for a vote. If a third party acquired a sufficient number of shares to be able, alone or with others, to control the appointment of directors and other matters submitted to our stockholders for a vote, there could be deemed a change of control of the Partnership, and thus an assignment. If such an assignment occurs, we cannot be certain that the Partnership will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance fees we earn from such funds and other clients.

Because members of our senior leadership team hold their economic interest through other entities, conflicts of interest may arise between them and the holders of our Class A common stock or with us.

Certain members of our senior leadership team hold significant economic interest in the Partnership directly, and as a result, they may have interests that do not align with, or conflict with, those of the holders of Class A common stock or with us. For example, members of our senior leadership team will have different tax positions from Class A common stockholders, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when to terminate either Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the partners' tax considerations even where no similar benefit would accrue to us.

We rely on our equity ownership, governance rights and other contractual arrangements to control certain of our consolidated subsidiaries that are not wholly-owned, which may provide us less effective operational control than wholly owning such subsidiaries.

Certain of our consolidated subsidiaries are not wholly-owned by us. To the extent these subsidiaries are not wholly-owned by us, substantially all of the other owners are current StepStone professionals working for the related businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations —Organizational Structure—Ownership of Our Businesses." We have relied, and expect to continue to rely, on a combination of our equity ownership, governance rights and other contractual arrangements to control operations of these businesses. As described above, SSG and the Partnership have entered into agreements with each of SRE, SRA and SPD, providing a path to full ownership of these subsidiaries. However, these arrangements may not be as effective in providing us with control over these operations as would wholly owning these subsidiaries. For example, the other owners of these subsidiaries typically have contractual rights to be significantly represented on the board of directors or other governing body of the relevant subsidiary as well as the right to participate in certain decisions affecting the subsidiary, and may assert interests that are in conflict with the interests of StepStone with regard to significant decisions affecting these subsidiaries. As a result, the arrangements we use to control the subsidiaries that are not wholly-owned may not fully protect our interests. If control over these subsidiaries and their operations is exerted less effectively by StepStone, our ability to conduct our business and our results of operations may be adversely affected.

Distributions made by the Partnership to us may be substantial, and our ability to use the cash we receive in such distributions may be limited.

Under the terms of the StepStone Limited Partnership Agreement, the Partnership is obligated to make pro rata tax distributions to us and other partners of the Partnership. We may receive distributions significantly in excess of our tax liabilities and our obligations to make payments under the Tax Receivable Agreements. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include the payment of a cash dividend on the Class A common stock, payment of obligations under the Tax Receivable Agreements or the purchase of additional units in the Partnership. To the extent we do not take such actions and instead, for example, hold such cash balances, substantial cash may accumulate at SSG and not be invested in our business. In addition, Class B, Class C and Class D limited partners in the Partnership would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their units for Class A common stock.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

We have a dual class structure, with shares of Class A common stock and Class B common stock outstanding. Although our Class B common stock currently has one vote per share, and therefore does not provide its holders with a disproportionate voting multiple relative to our Class A common stock, certain stockholder advisory firms, institutional investors and other market participants may nonetheless disfavor, or have policies that discourage investment in, companies with multiple classes of common stock. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure and may result in large institutional investors not purchasing shares of our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We currently pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law. In addition, any repurchases of our Class A common stock are discretionary and may be limited by applicable legal requirements and other considerations.

We have paid quarterly cash dividends consistently since the fourth quarter of fiscal 2021and have occasionally declared supplemental dividends. However, we are not required to declare dividends. Any determination to pay future dividends on our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, business strategy, legal requirements, covenant compliance, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant. Therefore, while we may in the future continue to pay dividends to our stockholders, our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of the Partnership to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses (including our taxes and payments under the Tax Receivable Agreements) and pay dividends to our stockholders. Through our ownership of a 100% membership interest in the General Partner, we expect to cause the Partnership to make distributions to its partners, including us. However, the ability of the Partnership to make such distributions will be subject to its results of operations, cash requirements and financial condition. Our ability to declare and pay dividends to our stockholders is also subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, the payment of dividends on our Class A common stock.

In addition, we may, from time to time, repurchase shares of our Class A common stock pursuant to repurchase authorizations, including our stock repurchase program adopted in March 2026 authorizing the repurchase of up to $100 million of our Class A common stock. The timing and amount of any repurchases are determined at the discretion of our management based on business, economic and market conditions, including the availability of capital, other capital allocation alternatives and prevailing stock prices, as well as applicable legal requirements and other considerations. The stock repurchase program may be modified, suspended or discontinued at any time, and does not obligate us to acquire any amount of stock. Any stock repurchases could reduce the cash available for dividends and other corporate purposes.

General Risk Factors

The market price of our Class A common stock has been, and may continue to be volatile, which could cause the value of stockholders' investments to decline.

The price of our Class A common stock has been volatile, and we have a relatively limited trading history. During fiscal 2026, the closing price of our Class A common stock ranged from a low of $42.46, and to a high closing price of $76.27. The closing price of our Class A common stock ranged from a low of $45.91, and to a high of $56.31, from April 1, 2026 through May 20, 2026. The price of our Class A common stock may continue to be volatile in the future. The factors described in this "Risk Factors" section may have a significant impact on the market price of our Class A common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may adversely affect the market price of our Class A common stock.

Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and bylaws include provisions that:

- provide that vacancies on our board of directors shall be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director;

- provide that our directors can be removed with or without cause, but only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

- provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders;

- specify that special meetings of our stockholders can be called only by our board of directors or the chairman of our board of directors;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock; and

- reflect two classes of common stock, as discussed above.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are a Delaware corporation and governed by the Delaware General Corporation Law (the "DGCL"). In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have elected in our restated certificate of incorporation not to be subject to Section 203. However, our restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that the Principal Holders (as defined below), their affiliates and their respective successors (other than the Company or any of our subsidiaries), as well as their direct and indirect transferees, will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. The "Principal Holders" are Monte Brem, Scott Hart, Jason Ment, Jose Fernandez, Michael McCabe, Mark Maruszewski, Thomas Keck, Thomas Bradley, David Jeffrey and Darren Friedman (including their respective family trusts and any other permitted transferees).

Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders' ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our restated certificate of incorporation provides that, unless we select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims, which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state court or a federal court located within the State of Delaware. Furthermore, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We maintain a cybersecurity program that is reasonably designed to protect our information, and that of our clients, portfolio companies and investment managers with which we conduct business, against cybersecurity threats that may result in significant adverse effects on the confidentiality, integrity, and availability of our information systems.

Governance

Board of Directors

The board of directors oversees our processes for assessing and managing risk. Our audit committee is responsible for reviewing and discussing our practices with respect to risk assessment and risk management, including risks related to information technology and cybersecurity. The board of directors and audit committee periodically review the measures implemented by us to identify and mitigate risks from cybersecurity threats. As part of such reviews, the board of directors and audit committee receive reports and presentations from those responsible for overseeing our cybersecurity risk management, including the Partner, Chief Information Security Officer & Head of Information Technology ("CISO") and our Legal team, which may address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers, industry participants, service providers and other third parties. The CISO also periodically presents to the board of directors and audit committee, including to describe our information security infrastructure and improvements made, and to report on any significant developments. From time to time, external legal advisers provide education to the board of directors and/or audit committee in respect of information security related developments and to provide training in respect of directors' responsibilities. We have a framework under which certain cybersecurity incidents are escalated and, where appropriate, reported to the board of directors or audit committee in a timely manner.

Management

We have a cybersecurity working group composed of members of the Information Technology (including Information Security), Legal and Compliance departments, including the CISO, Chief Technology Officer, Chief Legal Officer, Chief Compliance Officer, and a number of their respective team members. The working group meets regularly to identify and mitigate data protection and cybersecurity risks, implement information security governance mechanisms, discuss developments in information security, and discuss and respond to any significant cyber incidents. The working group is expected to escalate matters of significance to our Incident Response Team, ERMC (defined below) and/or the disclosure committee, as appropriate.

We have adopted an Incident Response Plan ("IRP") that applies in the event of a cybersecurity threat or incident to provide a standardized framework for responding to security incidents. The IRP sets out a coordinated approach to investigating, containing, documenting and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. In general, our incident response process leverages the NIST framework and focuses on four phases: preparation; detection and analysis; containment, eradication and recovery; and post-incident remediation. The IRP applies to all personnel, networks and systems, third-party systems and end-user devices.

In addition, we have an Enterprise Risk Management Committee ("ERMC") composed of a number of members of senior management from operations across our businesses, legal, compliance, information technology, finance, human resources and internal audit and risk. The ERMC was established to oversee and promote the efficient and effective management of our enterprise risks. Cybersecurity and significant information security matters are to be brought before the ERMC or certain of its members, and matters of primary significance are to be further escalated and reported to our Global Executive Committee and the audit committee of our board of directors, as appropriate.

At the management level, the CISO, who has extensive cybersecurity knowledge and skills gained from over 25 years of work experience at the Company and elsewhere, heads the team responsible for implementing, monitoring and maintaining cybersecurity and data protection practices and reports directly to the President and Co-Chief Operating Officer. The CISO receives reports on cybersecurity threats from his team and external service providers on an ongoing basis and, in conjunction with management, reviews risk management measures implemented by us to identify and mitigate data protection and cybersecurity risks. The CISO works closely with our Legal and Compliance departments to oversee compliance with legal, regulatory and contractual security requirements and to develop reports and presentations to the board of directors and its audit committee. The CISO is responsible for providing training to employees in respect of information security.

Risk Management and Strategy

We take a multifaceted approach to managing risk from cybersecurity threats. Our cybersecurity program leverages people, processes, and technology to identify and respond to cybersecurity threats in a timely manner. Our information security program and supporting policies apply to all employees, contractors and certain vendors servicing the firm. The program outlines the development, maintenance, and distribution of information security policies and procedures that detail the implementation and maintenance of the information security program and its safeguards, and cover various areas such as information handling, user access management, encryption, data retention and backups, computer and network security and monitoring, physical security, incident reporting and response, service provider oversight, and employee and contractor use of technology. We also undergo annual SOC 1 Type 2 testing of our financial processes and supporting technical controls.

In addition to the foregoing, we conduct regular employee trainings on cybersecurity and perform phishing exercises to test employees' understanding of how to identify social engineering attacks. We perform diligence, including in respect of information security, of vendors and third parties with significant access to confidential information and personal data, and periodically monitor such vendors. We also employ systems and processes designed to oversee, identify, and reduce the potential impact of a security incident at a third-party vendor, service provider or customer or otherwise implicating the third-party technology and systems. We conduct annual penetration testing performed by a rotating group of third-party security firms to test our technical controls and security response. Our internal audit team also facilitates periodic cybersecurity risk assessments and conducts audits relating to cybersecurity to review our processes and controls designed to mitigate cybersecurity risks. In addition to our internal cybersecurity capabilities and third-party penetration testing, we also, at times, engage consultants or other third parties to assist with assessing, identifying, and managing cybersecurity risks.

Material Cybersecurity Risks, Threats & Incidents

Due to evolving cybersecurity threats, it has and will continue to be difficult to prevent, detect, mitigate, and remediate cybersecurity incidents. Based on information available as of the date of this annual report, we have not identified any risks from cybersecurity threats, including as a result of previous cybersecurity incidents, that we believe have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations, or financial condition, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to have such an effect, and there can be no assurance that we will not be subject to future cybersecurity attacks, threats or incidents that may materially affect our business strategy, results of operations or financial condition. Additional information on cybersecurity risks we face can be found in Part I, Item 1A "Risk Factors" of this Report under the heading "Cybersecurity risks and cybersecurity incidents could adversely affect our business by causing a disruption to our operations, which could adversely affect our financial condition and results of operations.", which should be read in conjunction with the foregoing information.

Item 2. Properties.

We lease our corporate headquarters office space located at 277 Park Avenue, 45th Floor, New York, NY 10172. We also lease space for our offices located in Amsterdam, Baltimore, Beijing, Charlotte, Chicago, Cleveland, Dallas, Dublin, Frankfurt, Jeonju, La Jolla, London, Luxembourg, Madrid, Mexico City, Milan, Orlando, Palo Alto, Perth, Riyadh, Rome, San Francisco, Santiago, São Paulo, Seoul, Singapore, Sydney, Tokyo, Toronto and Zurich. We do not own any real property. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Item 3. Legal Proceedings.

In the normal course of business, we may be subject to various legal, judicial and administrative proceedings. See note 15 to our consolidated financial statements included in Part II, Item 8 of this annual report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "STEP." There is no established public trading market for our Class B common stock.

Holders of Record

As of May 20, 2026, there were two stockholders of record of our Class A common stock and there were 52 stockholders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

The declaration and payment of any dividends is subject to the approval of the board of directors of the Company, which may change our approach to dividends at any time. Holders of our Class B common stock are not entitled to dividends distributed by the Company, but will share in the distributions made by the Partnership on a pro rata basis as further discussed below. On May 20, 2026, we announced a quarterly cash dividend of $0.28 per share of Class A common stock and a supplemental cash dividend of $0.55 per share of Class A common stock, both payable on June 30, 2026 to holders of record at the close of business on June 15, 2026. The quarterly cash dividend and supplemental cash dividend relate to earnings in respect of our fourth fiscal quarter and full fiscal year 2026, respectively. The declaration of this supplemental dividend does not guarantee that the Company will declare supplemental dividends in the future and the board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. See "Risk Factors—Risks Related to Our Organizational Structure —We currently pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law. In addition, any repurchases of our Class A common stock are discretionary and may be limited by applicable legal requirements and other considerations."

The following table presents information regarding quarterly dividends on Class A common shares for the periods indicated:

Quarterly Fiscal Period[1]	Dividend Payment Date	Dividend Per Share of Class A Common Stock
First quarter	June 30, 2023	$ 0.20
Supplemental[2]	June 30, 2023	0.25
Second quarter	September 15, 2023	0.21
Third quarter	December 15, 2023	0.21
Fourth quarter	March 15, 2024	0.21
Total dividends paid in FY2024		$ 1.08
First quarter	June 28, 2024	$ 0.21
Supplemental[2]	June 28, 2024	0.15
Second quarter	September 13, 2024	0.24
Third quarter	December 13, 2024	0.24
Fourth quarter	March 14, 2025	0.24
Total dividends paid in FY2025		$ 1.08
First quarter	June 30, 2025	$ 0.24
Supplemental[2]	June 30, 2025	0.40
Second quarter	September 15, 2025	0.28
Third quarter	December 15, 2025	0.28
Fourth quarter	March 13, 2026	0.28
Total dividends paid in FY2026		$ 1.48

(1)   Dividends paid, as reported in this table, relate to the preceding quarterly period in which they were earned.
(2)   The supplemental cash dividend relates to earnings in respect of our full fiscal years 2023, 2024 and 2025, respectively.

Subject to funds being legally available, we intend to cause the Partnership to make distributions to each of its partners, including SSG, in an amount intended to enable each partner to pay all applicable taxes on taxable income allocable to such partner and to allow SSG to make payments under the Tax Receivable Agreements, and non-pro rata payments to SSG to reimburse it for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, SSG will receive the full amount of its tax distribution before the other partners receive any distribution and the balance, if any, of funds available for distribution will be distributed to the other partners pro rata in accordance with their assumed tax liabilities. The declaration and payment of any other dividends by SSG will generally be at the sole discretion of its board of directors, which may change our approach to dividends at any time. Holders of our Class B common stock are not entitled to dividends distributed by SSG, but will share in the distributions made by the Partnership on a pro rata basis through their concurrent ownership of Class B units of the Partnership. In connection with deciding whether to pay any dividend to our Class A stockholders, the board of directors takes into account:

- general economic and business conditions;

- our financial condition and results of operations;

- our available cash and current and anticipated cash needs;

- our capital requirements;

- contractual, legal, tax and regulatory requirements, restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including the Partnership) to us; and

- such other factors as our board of directors may deem relevant.

To the extent that the tax distributions SSG receives exceed the amounts SSG requires to pay taxes and other expenses and make payments under the Tax Receivable Agreements (because of the lower tax rate applicable to SSG than the assumed tax rate on which such distributions are based or because a disproportionate share of the taxable income of the Partnership may be required to be allocated to partners in the Partnership other than SSG), our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing SSG to contribute such excess cash (net of any operating expenses) to the Partnership. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and the Partnership units after accounting for such contribution, the Partnership and SSG, as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of outstanding Partnership units and corresponding shares of Class A common stock, as well as corresponding adjustments to the shares of Class B common stock. To the extent that SSG contributes such excess cash to the Partnership (and undertakes such ameliorative actions), a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in the Partnership represented by such holder's Class A common stock. To the extent that SSG does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the limited partners of the Partnership (not including SSG) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Class B units, Class C units or Class D units for shares of the Class A common stock, notwithstanding that such limited partners may previously have participated as holders of Class B units, Class C units or Class D units in distributions by the Partnership that resulted in such excess cash balances at SSG.

Recent Sales of Unregistered Securities

Except as previously disclosed in current reports on Form 8-K, no unregistered sales of the Company's equity securities were made during the year ended March 31, 2026.

Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

The following table sets forth information regarding repurchases of our Class A common stock during the three months ended March 31, 2026:

(in thousands, except share and per share amounts)	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program[2]
January 1 - January 31, 2026	—	$ —	—	$ —
February 1 - February 28, 2026	—	$ —	—	$ —
March 1 - March 31, 2026	194,574	$ 44.77	194,574	$ 91,289
Total	194,574		194,574	

(1)   During the three months ended March 31, 2026, 7,050 shares of Class A common stock were purchased in conjunction with the payment of tax liabilities in respect of stock delivered to our employees in settlement of vested equity-based awards. These shares were not repurchased as part of any publicly announced stock repurchase program and are not included within the total number of shares purchased above or the stock repurchase program described below.

(2)   On March 9, 2026, our board of directors authorized a stock repurchase program of up to $100.0 million of our Class A common stock, excluding fees and expenses. Under the stock repurchase program, repurchases may be made from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act. The stock repurchase program may be modified, suspended or discontinued by the board of directors at any time without prior notice and does not have a specified expiration date. Each share of Class A common stock repurchased is funded with the proceeds, on a dollar-for-dollar basis, from the repurchase of Class A units by the Partnership from us in order to maintain the one-to-one ratio between outstanding shares of Class A common stock and Class A units.

See note 14 to our consolidated financial statements included in Part II, Item 8 of this annual report for more information.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from March 31, 2021 through March 31, 2026, relative to the performance of the S&P 500 Index and the Dow Jones US Asset Managers Index. The graph assumes an initial investment of $100.00 at the close of trading on March 31, 2021 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.

Comparison of Cumulative Total Return



	March 31, 2021		March 31, 2022		March 31, 2023		March 31, 2024		March 31, 2025		March 31, 2026
StepStone Group Inc.	$	141.36	$	134.05	$	101.29	$	155.14	$	231.39	$	217.24
S&P 500 Index	$	118.33	$	136.80	$	126.20	$	163.89	$	177.38	$	208.90
Dow Jones US Asset Managers Index	$	140.46	$	153.12	$	138.32	$	182.85	$	206.80	$	183.67

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included in Part II, Item 8 of this annual report on Form 10-K. In this annual report references to "we," "us," "our," "StepStone" and similar terms refer to SSG and its consolidated subsidiaries, including the Partnership. Unless otherwise indicated, references in this annual report to fiscal 2026, fiscal 2025 and fiscal 2024 are to our fiscal years ended March 31, 2026, 2025 and 2024, respectively.

Business Overview

We are a global private markets investment firm focused on providing customized investment solutions and advisory and data services to our clients. Our clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high-net-worth and mass affluent individuals. We partner with our clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes. These portfolios utilize several types of synergistic investment strategies with third-party fund managers, including commitments to funds ("primaries"), acquiring stakes in existing funds on the secondary market ("secondaries") and investing directly into companies ("co-investments"). As of March 31, 2026, we were responsible for approximately $885 billion of total capital, including $233 billion of AUM and $652 billion of AUA.

We are a global firm and believe that our multi-asset class expertise, local knowledge, business relationships, proprietary data and technology, and presence are all critical to securing a competitive edge in the private markets. We deploy a local staffing model, operating from 31 cities across 19 countries on five continents. Our offices are staffed by investment professionals who bring valuable regional insights and language proficiency to enhance existing client relationships and build new client relationships. Since our inception in 2007, we have invested and continue to invest heavily in our platforms to drive growth and expand our investment solutions capabilities and service offerings, including through opportunistic transactions that have helped accelerate the growth of our team and capabilities. As of March 31, 2026, we had over 1,310 total employees, including approximately 420 investment professionals and approximately 890 employees across our operating team and implementation teams dedicated to sourcing, executing, analyzing and monitoring private markets opportunities.

We have a flexible business model whereby many of our clients engage us for solutions across multiple asset classes and investment strategies. Our solutions are typically offered in the following commercial structures:

- *Separately managed accounts ("SMAs").* Owned by one client and managed according to their specific preferences, SMAs integrate a combination of primaries, secondaries and co-investments across one or more asset classes. SMAs are meant to address clients' specific portfolio objectives with respect to return, risk tolerance, diversification and liquidity. SMAs, including directly managed assets, comprised $136 billion of our AUM as of March 31, 2026.

- *Focused commingled funds.* Owned by multiple clients, our focused commingled funds deploy capital in specific asset classes with defined investment strategies. Focused commingled funds comprised $81 billion of our AUM as of March 31, 2026.

- *Advisory and data services.* These services include one or more of the following for our clients: (i) recurring support of portfolio construction and design; (ii) discrete or project-based due diligence, advice and investment recommendations; (iii) detailed review of existing private markets investments, including portfolio-level repositioning recommendations where appropriate; (iv) consulting on investment pacing, policies, strategic plans, and asset allocation to investment boards and committees; and (v) licensed access to our proprietary data and technology platforms, including SPI Research and our other proprietary tools. Advisory relationships comprised $652 billion of our AUA and $16 billion of our AUM as of March 31, 2026.

- *Portfolio analytics and reporting.* We provide clients with tailored reporting packages, including customized performance benchmarks as well as associated compliance, administrative and tax capabilities. Mandates for portfolio analytics and reporting services typically include licensed access to our proprietary performance monitoring software, SPI Reporting. We provided portfolio analytics and reporting on over $900 billion of client commitments through SPI Reporting as of March 31, 2026.

We generate revenues from management and advisory fees and performance fees earned pursuant to contractual arrangements with the StepStone Funds and our clients. We also invest our own capital in the StepStone Funds we manage to align our interests with those of our clients. Through these investments, we earn a pro-rata share of the results of such funds and may also be entitled to an allocation of performance-based fees from the limited partners in the StepStone Funds, commonly referred to as carried interest.

Trends Affecting Our Business

Our business is affected by a variety of factors, including conditions in the financial markets, regulatory environment, and economic and political conditions. Changes in global economic conditions and regulatory or other governmental policies or actions can materially affect the values of the StepStone Funds' holdings, our ability to source attractive investments and completely utilize the capital that we have raised, and result in increased compliance costs and administrative burdens. However, we believe our disciplined investment philosophy across our diversified investment strategies has historically contributed to the stability of our performance throughout market cycles. Furthermore, we operate at scale across all four private markets asset classes and service clients across a broad range of geography, type, and size, which contributes to our operating resilience and mitigates against concentration risk.

In addition to these macroeconomic trends and market factors, we believe our future performance will be influenced by the following factors:

- *The extent to which clients favor private markets investments.* Our ability to attract new capital is partially dependent on clients' views of private markets relative to traditional asset classes. We believe our fundraising efforts will continue to be subject to certain fundamental asset management trends, including (1) the increasing importance and market share of private markets investment strategies to clients of all types as clients focus on lower-correlated and absolute levels of return, (2) the increasing demand for private markets investments from private wealth clients, (3) shifting asset allocation policies of institutional clients and (4) increasing barriers to entry and growth for potential competitors.

- *Our ability to generate strong, stable returns.* Our ability to raise and retain capital is partially dependent on the investment returns we are able to generate for our clients and drives growth in our fee-earning AUM ("FEAUM") and management fees. Although our FEAUM and management fees have grown significantly since our inception, adverse market conditions or an outflow of capital in the private markets management industry in general could affect our future growth rate. In addition, market dislocations, contractions or volatility could put pressure on our returns in the future which could in turn affect our fundraising abilities.

- *Our ability to maintain our data advantage relative to competitors.* Our proprietary data and technology platforms, analytical tools and deep industry knowledge allow us to provide our clients with customized investment solutions, including asset management services and tailored reporting packages, such as customized performance benchmarks as well as compliance, administration and tax capabilities. Our ability to maintain our data advantage is dependent on a number of factors, including our continued access to a broad set of private market information and our ability to grow our relationships with fund managers and clients of all types.

- *Our ability to source investments with attractive risk-adjusted returns.* The continued growth in our revenues is dependent on our ability to identify attractive investments and deploy the capital that we have raised. However, the capital deployed in any one quarter may vary significantly from period to period due to the availability of attractive opportunities and the long-term nature of our investment strategies. Our ability to identify attractive investments is dependent on a number of factors, including the general macroeconomic environment, valuation, transaction size, and the liquidity of an investment opportunity. A significant decrease in the quality or quantity of potential opportunities could significantly and adversely affect our ability to source investments with attractive risk-adjusted returns.

- *Increased competition and clients' desire to work with fewer managers.* There has been an increasing desire on the part of larger institutional investors to build deeper relationships with fewer private markets managers. At times, this has led to certain funds being oversubscribed due to the increasing flow of capital. Our ability to invest and maintain our relationships with high-performing fund managers across private markets asset classes is critical to our clients' success and our ability to maintain our competitive position and grow our revenue.

Current Events

In 2025 and in early 2026, financial markets experienced significant volatility in response to the uncertainty of the economic impact from U.S. trade policy developments including the announcement and implementation of increases on tariffs charged by the U.S. on certain imports, the weakening of the U.S. dollar against several major foreign currencies and economic uncertainty driven by developments in the Middle East. Despite elevated levels of inflation, slowing global growth and elevated long-term rates, unemployment remained low, and the U.S. economy continued to grow throughout 2025 and into 2026.

On July 4, 2025, the One Big Beautiful Bill Act was enacted in the U.S., which includes extensive amendments to existing tax laws applicable to businesses. The relevant provisions were included in our income tax provision for fiscal 2026 and did not have a significant impact on our consolidated financial statements. We will continue to evaluate the effect of the new legislation but do not expect the legislation to have a significant effect on the consolidated financial statements.

We are continuing to closely monitor developments related to inflation, decreasing but still elevated interest rates, trade, regulatory and other governmental policy, fluctuations in foreign currency exchange rates, banking system volatility, geopolitical tension, unrest or conflicts, including in or with China, Russia, Ukraine, Europe and the Middle East, and assess the impact on financial markets and on our business. Our results and the overall industry results have been, and may continue to be, adversely affected by slowdowns in fundraising activity and the pace of capital deployment, which have resulted in, and may continue to result in, delayed or decreased management fees. Further, fund managers have been unable or less able to exit existing investments profitably. Such conditions have resulted in, and may continue to result in, delayed or decreased performance fee revenues. It is currently not possible to predict the ultimate effects of these events on the financial markets, the overall economy and our consolidated financial statements. See "Risk Factors—Risks Related to Our Industry—Difficult or volatile market and political conditions can adversely affect our business by reducing the market value of the assets we manage, causing our clients to reduce their investments in private markets, reducing the number of high-quality investment managers with whom we may invest, and reducing the ability of our funds to raise or deploy capital" and "Risk Factors—Banking system volatility may adversely affect the results and financial condition of the StepStone Funds or StepStone generally."


Corporate Transactions


Purchase of Asset Class Non-Controlling Interests

On February 7, 2024, we entered into agreements (the "Transaction Agreements") with each of SRA, SRE and SPD (the "Asset Class Entities"), their respective asset class heads as seller representatives, the seller parties signatory thereto, and certain other parties. The Transaction Agreements provide a path to the Partnership owning all of the outstanding equity interests of the Asset Class Entities over a defined period of time.

The Transaction Agreements provide for, among other things and subject to the terms and conditions therein, the exchange of the sellers' equity interests in the Asset Class Entities, as applicable, for a combination of (i) Class D units of the Partnership, in the case of SRA and SRE, or shares of Class A common stock of SSG, in the case of SPD, and (ii) cash (at our discretion for all exchanges except the initial exchange), in up to ten annual exchanges (or up to fifteen annual exchanges in certain circumstances in the case of the sellers of SRA equity interests). Each Transaction Agreement also provides that beginning after the fifth annual exchange, future exchanges may be accelerated into one final exchange in certain circumstances.

The portion of the equity interests expected to be acquired in each annual exchange is set forth in an exchange schedule attached to each Transaction Agreement and is approximately 5% of each Asset Class Entity on each contemplated annual exchange date. The amount of consideration to be delivered is calculated using exchange ratios annually derived from a formula that establishes an assumed value of each Asset Class Entity based on its estimated adjusted net income, relative to an adjusted trading multiple for our Class A common stock with respect to our estimated adjusted net income. The Transaction Agreement specifies a minimum adjusted trading multiple for the exchange to take place. If this threshold is not met for a particular year, the exchange for that year will be skipped and combined with a future exchange in a subsequent year, provided the minimum adjusted trading multiple is met at that time.

On May 31, 2024, we completed the first annual exchange (the "2024 Exchange") to acquire approximately 5% of the equity interests of each of SRA, SRE and SPD pursuant to the Transaction Agreements dated as of February 7, 2024. As a result of the 2024 Exchange, the Partnership owned approximately 54% of the outstanding equity interests of SRA, 56% of the outstanding equity interests of SRE and 54% of the outstanding equity interests of SPD. The aggregate consideration paid by us in the 2024 Exchange was approximately (i) $13 million in cash, (ii) 513,394 shares of Class A common stock and (iii) 2,239,185 Class D units of the Partnership.

In connection with the transactions contemplated by the SRA Transaction Agreement and SRE Transaction Agreement, we entered into a Class D Exchange Agreement (the "Class D Exchange Agreement") at the closing of the 2024 Exchange on May 31, 2024. The Class D Exchange Agreement provides, among other things, sellers under the SRA Transaction Agreement and SRE Transaction Agreement with the ability, in certain circumstances and subject to certain conditions, to exchange the Class D units issued to them in connection with the SRA Transaction Agreement and SRE Transaction Agreement on a one-for-one basis with shares of Class A common stock, par value $0.001. In addition, the Class D Exchange Agreement restricts the exchange of the Class D units issued to such sellers, which restriction applies for a maximum of one year (or two years if a Transaction Agreement Exchange (as defined in the Class D Exchange Agreement) constitutes an Acceleration Exchange (as defined in the Class D Exchange Agreement)), subject to certain exceptions.

On May 30, 2025, we completed the second annual exchange (the "2025 Exchange") to acquire approximately 5% of the equity interests of each of SRA, SRE and SPD pursuant to the Transaction Agreements dated as of February 7, 2024. As a result of the 2025 Exchange, the Partnership now owns approximately 60% of the outstanding equity interests of SRA, 60% of the outstanding equity interests of SRE and 59% of the outstanding equity interests of SPD. The aggregate consideration paid by us in the 2025 Exchange was approximately (i) $10 million in cash, (ii) 756,105 shares of Class A common stock and (iii) 2,438,403 Class D units of the Partnership.

We expect the third annual exchange under the Transaction Agreements to occur on or about May 29, 2026. In connection with such exchange, we expect to acquire approximately 5% of the equity interests of each of SRA, SRE and SPD, in exchange for cash and either Class A common stock or Class D units of the Partnership.

Private Wealth Transaction

In November 2022, we entered into arrangements with the SPW management team (the "Private Wealth Transaction") under which certain members of the SPW team received a profits interest in SPW and concurrently entered into an option agreement which provides that (i) we have the right to acquire the profits interest at the end of any fiscal quarter after June 30, 2027 in exchange for payment of a call price and (ii) the SPW management team, through an entity named CH Equity Partners, LLC, has the right to put the profits interest to us on June 30, 2026 or at the end of any fiscal quarter thereafter, in exchange for payment of a put price. The applicable call or put price is, in certain circumstances, subject to an earn-out or earn-down. The call or put price will be payable in cash unless we elect to pay a portion of the consideration in units of the Partnership, each to be exchangeable into shares of our Class A common stock, and, in either case, rights under one or more tax receivable agreements.

Equity Transactions

In June 2025, we issued 152,768 shares of Class A common stock to certain limited partners of the Partnership in exchange for 152,768 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to an agreement with the Class B limited partners (the "Class B Exchange Agreement") to allow for exchange of Class B units of the Partnership to shares of our Class A common stock on a one-for-one basis, subject to certain restrictions. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. We also issued 18,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 18,000 Class C units of the Partnership in accordance with the elective exchange notices submitted pursuant to an agreement with the Class C limited partners (the "Class C Exchange Agreement") to allow for exchange of Class C units of the Partnership to shares of our Class A common stock on a one-for-one basis, subject to certain restrictions. A corresponding number of Class A units of the Partnership were issued to us. We also issued 864,640 shares of Class A common stock to certain limited partners of the Partnership in exchange for 864,640 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us.

In September 2025, we issued 370,470 shares of Class A common stock to certain limited partners of the Partnership in exchange for 370,470 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. We also issued 16,658 shares of Class A common stock to certain limited partners of the Partnership in exchange for 16,658 Class C units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class C Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us. We also issued 135,697 shares of Class A common stock to certain limited partners of the Partnership in exchange for 135,697 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us.

In December 2025, we issued 116,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 116,000 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. We also issued 892,169 shares of Class A common stock to certain limited partners of the Partnership in exchange for 892,169 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us.

In March 2026, we issued 379,955 shares of Class A common stock to certain limited partners of the Partnership in exchange for 379,955 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us.

Organizational Structure

SSG is a holding company and its only business is to act as the managing member of the General Partner, and its only material assets are Class A units in the Partnership and 100% of the interests in the General Partner. In its capacity as the sole managing member of the General Partner, SSG indirectly operates and controls all of the Partnership's business and affairs. Therefore, we consolidate the financial results of the Partnership and report non-controlling interests ("NCI") related to the Class B units, Class C units and Class D units held by partners of the Partnership in our consolidated financial statements.

Pursuant to the StepStone Limited Partnership Agreement, the Class B Exchange Agreement, the Class C Exchange Agreement and the Class D Exchange Agreement that SSG and the Partnership entered into with partners holding Class B units, Class C units and Class D units of the Partnership, respectively, each Class B unit, Class C unit or Class D unit is exchangeable for one share of SSG's Class A common stock or, at SSG's election, for cash, subject to certain restrictions specified in the relevant exchange agreement. When a Class B unit, Class C unit or Class D unit is surrendered for exchange, it will not be available for reissuance. When a Class B unit is exchanged for a share of SSG's Class A common stock, a corresponding share of SSG's Class B common stock will automatically be redeemed by SSG at par value and canceled. There are no corresponding shares of common stock for the Class C and Class D units.

The diagram below illustrates our organizational structure as of March 31, 2026.

Class A Stockholders

Class B Stockholders

Class A Common Stock[2]
67.6% voting and equity
interests of STEP

Class B Common Stock[3]
32.4% voting and equity
interests of STEP

StepStone Group Inc.
("SSG")

Sole Managing Member
100% voting and equity
interests

Class B Units
31.6% equity
interest

Class C Unit Holders

Class D Unit Holders

StepStone Group Holdings LLC

Class A Units
66.0% equity interest

Class C Units
0.8% equity interest

Class D Units
1.6% equity interest

0% equity interest
100% general partner
interest

StepStone Group
LP (the
"Partnership")[1]

Amounts may not sum to 100% due to rounding.

(1)   The partners of the Partnership other than StepStone Group Inc. are:
- the General Partner, which holds a 100% general partner interest and no economic interests;
- certain members of management, employee and former employee owners and outside investors, all of whom own Class B units and an equivalent number of shares of Class B common stock;
- certain employee and former employee owners who own Class C units; and
- certain employee owners who own Class D units.

(2)   Each share of Class A common stock is entitled to one vote and vote together with the Class B common stock as a single class, except as set forth in SSG's amended and restated certificate of incorporation or as required by law.

(3)   Each share of Class B common stock is entitled to one vote and votes together with the Class A common stock as a single class, except as set forth in SSG's amended and restated certificate of incorporation or as required by law. The economic rights of our Class B common stock are limited to the right to be redeemed at par value.

Prior to September 18, 2025, holders of our Class B common stock controlled a majority of the voting power of our outstanding common stock because (i) each share of our Class B common stock entitled its holder to five votes on all matters to be voted on by stockholders generally, until the earliest to occur of certain ownership changes or September 18, 2025 as set forth in our then current Amended and Restated Certificate of Incorporation (the "Sunset") and (ii) under our Amended and Restated Stockholders Agreement, dated as of September 20, 2021 (the "Stockholders Agreement"), certain Class A stockholders, Class B stockholders and Class C unitholders in the Partnership agreed to vote all of their shares of voting stock together with and as directed by the Class B Committee (as defined in the Stockholders Agreement). As a result, prior to September 18, 2025, we qualified as a "controlled company" within the meaning of the corporate governance rules of The Nasdaq Global Select Market LLC ("Nasdaq"). Under these rules, a listed company of which more than 50% of the voting power with respect to the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements. Consistent with this, until the occurrence of the Sunset, we elected not to comply with certain corporate governance requirements, including the requirements that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board entirely by independent directors and (iii) the compensation committee be composed entirely of independent directors.

However, since the occurrence of the Sunset and expiration of the Stockholders Agreement on September 18, 2025, each share of Class A common stock and Class B common stock is entitled to one vote, and we no longer qualify as a "controlled company" within the meaning of the Nasdaq rules. As a result, we are required to come into compliance with Nasdaq's corporate governance requirements applicable to non-controlled companies as described above no later than September 18, 2026. Under the Nasdaq rules, the Company may continue to rely on exemptions from certain corporate governance requirements during a one year "phase-in" period. While we are able to rely on such exemptions during this one year "phase-in" period, we do not currently satisfy all of Nasdaq's corporate governance requirements applicable to non-controlled companies, and, accordingly, we must take actions to achieve compliance by September 18, 2026. In particular, on or before such date, we plan for our compensation and nominating and corporate governance committees of our board of directors to be composed entirely of independent directors, and for a majority of our board of directors to consist of independent directors. Until the Company fully complies with these requirements, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements under the Nasdaq rules. See "Risk Factors—Risks Related to Our Organizational Structure—We were previously a "controlled company" within the meaning of the Nasdaq Global Select Market listing standards and, as a result, we qualified for, and relied on, exemptions from certain corporate governance requirements. As of September 18, 2025, we are no longer a "controlled company" under Nasdaq rules and are required to comply with Nasdaq's applicable corporate governance requirements no later than September 18, 2026. Unless and until we are fully compliant with such requirements, you will not have the same protections afforded to stockholders of companies that are subject to such requirements."

Ownership of Our Businesses

Certain of our consolidated subsidiaries are not wholly-owned by us. To the extent these subsidiaries are not wholly-owned, substantially all of the other owners are current StepStone professionals working for the related businesses. We believe this ownership structure has benefited us by aligning our interests with the interests of our employees. We use, and expect to continue to use, a combination of our equity ownership, governance rights and other contractual arrangements to control operations of these businesses. As described above, SSG and the Partnership have entered into agreements with each of SRA, SRE and SPD, providing a path to full ownership of these subsidiaries. SSG consolidates all entities that it controls due to a majority voting interest or because it is the primary beneficiary of a variable interest entity. See note 4 to our consolidated financial statements included elsewhere in this annual report for information on variable interest entities. The diagram below summarizes the ownership structure of the Partnership's consolidated operations on a fully diluted basis.



Segments

We operate as one business, a fully-integrated private markets solutions provider. Our chief operating decision maker, who is our chief executive officer, utilizes a consolidated approach to assess performance and allocate resources. As such, we operate in one business segment.

Key Financial Measures

Our key financial measures are discussed below. Additional information regarding our significant accounting policies can be found in note 2 to our consolidated financial statements included in Part II, Item 8 of this annual report.

Revenues

We generate revenues primarily from management and advisory fees, incentive fees and allocations of carried interest.

Management and Advisory Fees, Net

Management and advisory fees, net, consist of fees received from managing SMAs and focused commingled funds, advisory and data services, and portfolio analytics and reporting. Management fees include income-based incentive fees, which are predictable and recurring in nature and paid quarterly based on net investment income of certain funds.

- Management fees from SMAs are generally based on a contractual rate applied to committed capital or net invested capital. These fees will vary over the life of the contract due to changes in the fee basis or contractual rate changes or thresholds, built-in declines in applicable contractual rates, and/or changes in net invested capital balances. The weighted-average management fee rate from SMAs was approximately 0.39% and 0.38% of average FEAUM in fiscal 2025 and 2026, respectively.

- Management fees from focused commingled funds are generally based on a specified fee rate applied against client capital commitments during a defined investment or commitment period. Thereafter, management fees are typically calculated based on a contractual rate applied against net invested capital, or a stepped-down fee rate applied against the initial commitment. The weighted-average management fee rate from focused commingled funds was approximately 1.06% and 1.01% of average FEAUM in fiscal 2025 and 2026, respectively, and primarily reflected the timing of new funds and growth in our private wealth funds which earn higher fee rates.

- The weighted-average management fee rate across SMAs and focused commingled funds was approximately 0.65% and 0.64% of average FEAUM in fiscal 2025 and 2026, respectively, and primarily reflected the timing of new funds, shifts in mix between SMAs and focused commingled funds and growth in our private wealth funds which earn higher fee rates.

- Fee revenues from advisory, StepStone Portfolio Analytics & Reporting ("SPAR") and SPI Research are generally annual fixed fees, which vary based on the scope of services we provide. We also provide certain project-based or event-driven advisory services. The fees for these services are negotiated and typically paid upon successful delivery of services or on the execution of the event-driven service. Because advisory fees are negotiated and typically paid upon successful delivery of services or on the execution of the event-driven service, advisory fees do not necessarily correlate with the total size of our AUA.

- Management fees are reflected net of (i) certain professional and administrative services that we arrange to be performed by third parties on behalf of investment funds and (ii) certain distribution and servicing fees paid to third-party financial institutions. In both situations, we are acting as an agent because we do not control the services provided by the third parties before they are transferred to the customer.

Performance Fees

We earn two types of performance fee revenues: incentive fees and carried interest allocations, as described below. As of March 31, 2026, we had over $115 billion of performance fee-eligible capital (excluding certain legacy Greenspring funds) across over 250 programs.

Incentive fees comprise fees earned from certain client investment mandates for which we do not have a general partnership interest in a StepStone Fund. Incentive fees are generally calculated as a percentage of the profits (up to 15%) earned in respect of certain accounts, including certain permanent capital vehicles, for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are a form of variable consideration and represent contractual fee arrangements in our contracts with our customers. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax.

We recognize incentive fee revenue only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization). However, clawback terms for incentive fees received prior to crystallization only require the return of amounts on a net of tax basis. Accordingly, the tax-related portion of incentive fees received in advance of crystallization is not subject to clawback and is therefore recognized as revenue immediately upon receipt. Incentive fees received in advance of crystallization that remain subject to clawback are recorded as deferred incentive fee revenue and included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Carried interest allocations include the allocation of performance-based fees, commonly referred to as carried interest, to us from limited partners in the StepStone Funds in which we hold an equity interest. We are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These carried interest allocations are subject to the achievement of minimum return levels (typically 5% to 10%), in accordance with the terms set forth in the respective fund's governing documents. We account for our investment balances in the StepStone Funds, including carried interest allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member. Accordingly, carried interest allocations are not deemed to be within the scope of Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*.

Legacy Greenspring carried interest allocations include the allocation of carried interest to legacy Greenspring general partner entities from limited partners in certain legacy Greenspring funds in which the legacy Greenspring general partner entities hold an equity interest. The legacy Greenspring general partner entities are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. We account for the investment balances in the legacy Greenspring funds, including carried interest allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member. Accordingly, legacy Greenspring carried interest allocations are not deemed to be within the scope of ASC 606. We do not have any direct economic interests in the legacy Greenspring general partner entities and thus are not entitled to any carried interest allocation from the legacy Greenspring funds. All of the carried interest allocations in respect of such legacy Greenspring funds are payable to employees who are considered affiliates to us and are therefore reflected as legacy Greenspring performance fee-related compensation in the consolidated statements of income (loss).

We recognize revenue attributable to carried interest allocations from a StepStone Fund based on the amount that would be due to us pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as carried interest allocation revenue reflects our share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. We record the amount of carried interest allocated to us as of each period end as accrued carried interest allocations, which is included as a component of investments in the consolidated balance sheets. Our determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted-average cost of capital, exit multiples, or terminal growth rates.

Carried interest is realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. Carried interest is subject to reversal to the extent that the amount received to date exceeds the amount due to us based on cumulative results. As such, a liability is accrued for the potential clawback obligations if amounts previously distributed to us would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life. As of March 31, 2026 and 2025, no material amounts for potential clawback obligations had been accrued.

Expenses

Cash-based compensation primarily includes salaries, bonuses, employee benefits, cash-based incentive awards and employer-related payroll taxes.

Equity-based compensation represents grants of equity related awards or arrangements to certain employees and directors and expense associated with the employee stock purchase plan ("ESPP").

Performance fee-related compensation represents the portion of carried interest allocation revenue and incentive fees that have been awarded to employees as a form of long-term incentive compensation. Performance fee-related compensation is generally tied to the investment performance of the StepStone Funds. Approximately 50% of carried interest allocation revenue is awarded to employees as part of our long-term incentive compensation plan, fostering alignment of interest with our clients and investors, and retaining key investment professionals. Carried interest-related compensation is accounted for as compensation expense in conjunction with the related carried interest allocation revenue and, until paid, is recorded as a component of accrued carried interest-related compensation in the consolidated balance sheets. Amounts presented as realized indicate the amounts paid or payable to employees based on the receipt of carried interest allocation revenue from realized investment activity. Carried interest-related compensation expense may be subject to reversal to the extent that the related carried interest allocation revenue is reversed. Carried interest-related compensation paid to employees may be subject to clawback on an after-tax basis under certain scenarios. To date, no material amounts of realized carried interest-related compensation have been reversed. Incentive fee-related compensation is accrued as compensation expense when it is probable and estimable that payment will be made. On April 1, 2024, certain of our non-wholly owned subsidiaries underwent transactions to effect unitization of the outstanding limited partnership interests, including the class of interests relating to awards of carried interest allocations granted to employees, to combine into a single class of limited partnership interests and redesignated into units. The class of interests relating to awards of carried interest allocations granted to employees were previously presented as carried interest-related compensation expense.

Legacy Greenspring performance fee-related compensation represents the legacy Greenspring carried interest allocations which are entirely payable to certain employees. Legacy Greenspring carried interest-related compensation is accounted for as compensation expense in conjunction with the related legacy Greenspring carried interest allocation revenue and, until paid, is recorded as a component of legacy Greenspring accrued carried interest-related compensation in the consolidated balance sheets. Legacy Greenspring carried interest-related compensation expense may be subject to reversal to the extent that the related legacy Greenspring carried interest allocation revenue is reversed. However, none of the legacy Greenspring carried interest allocation revenue is attributable to the Company.

General, administrative and other includes occupancy, travel and related costs, insurance, legal and other professional fees, depreciation, amortization of intangible assets, system-related costs, and other general costs associated with operating our business. General, administrative and other includes costs associated with the Consolidated Funds. Expenses of the Consolidated Funds have no impact on net income or loss attributable to us to the extent such expenses are borne by third-party investors.

Other Income (Expense)

Investment income (loss) primarily represents our share of earnings (losses) from the investments we make in our SMAs and focused commingled funds. We, either directly or through our subsidiaries, generally have a general partner interest in the StepStone Funds, which invest in primary funds, secondary funds and co-investment funds, or a combination thereof. Investment income will increase or decrease based on the earnings of the StepStone Funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds. Our co-investment funds invest in underlying portfolio companies and therefore their valuation changes from period to period are more influenced by individual companies than our primary and secondary funds, which have exposures across multiple portfolio companies in underlying private markets funds. Our SMAs and focused commingled funds invest across various industries, strategies and geographies.

Consequently, our general partner investments do not include any significant concentrations in a specific sector or geography outside the United States. Investment income and legacy Greenspring investment income exclude carried interest allocations, which are presented as revenues as described above.

Legacy Greenspring investment income (loss) represents our share of earnings (losses) from the investments we make in certain legacy Greenspring funds through the legacy Greenspring general partner entities. We have no direct economic interests in the legacy Greenspring general partner entities. As a result, all such income is reflected as non-controlling interests in legacy Greenspring entities. Legacy Greenspring investment income will increase or decrease based on the earnings of such legacy Greenspring funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds.

Investment income (loss) of Consolidated Funds represents gains (losses) from the investments held by the Consolidated Funds.

Interest income consists of income earned on cash and cash equivalents, restricted cash, and amounts associated with the Consolidated Funds.

Interest expense primarily consists of the interest expense on the Revolver and the Notes, the related amortization of deferred financing costs, and amounts associated with the Consolidated Funds.

Other income (loss) includes foreign currency transaction gains and losses, non-operating activities, and amounts associated with the Consolidated Funds.

Income Tax Expense

We are a corporation for U.S. federal income tax purposes and therefore are subject to U.S. federal and state income taxes on our share of taxable income generated by the Partnership. The Partnership is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by the Partnership flows through to its limited partners, including us, and is generally not subject to U.S. federal or state income tax at the Partnership level. Our non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to local or non-U.S. income taxes. Additionally, certain of our subsidiaries are subject to local jurisdiction income taxes at the entity level, which are reflected within income tax expense in the consolidated statements of income. As a result, the Partnership does not record U.S. federal and state income taxes on income generated by the Partnership or its subsidiaries, except for certain local and foreign income taxes discussed above.

Non-Controlling Interests

NCI reflects the portion of income or loss and the corresponding equity attributable to third-party equity holders and employees in certain consolidated subsidiaries that are not 100% owned by us. Non-controlling interests are presented as separate components in our consolidated statements of income (loss) to clearly distinguish between our interests and the economic interests of third parties and employees in those entities. Net income (loss) attributable to SSG, as reported in the consolidated statements of income (loss), is presented net of the portion of net income (loss) attributable to holders of non-controlling interests.

Non-controlling interests in subsidiaries represent the economic interests in the consolidated subsidiaries of the Partnership held by third parties and employees, and the economic interests in certain Consolidated Funds that are not held by us but are held by the third-party investors in the funds. Non-controlling interests in subsidiaries are allocated a share of income or loss in the respective consolidated subsidiary in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Non-controlling interests in legacy Greenspring entities represent the economic interests in the legacy Greenspring general partner entities. We did not acquire any direct economic interests in the legacy Greenspring general partner entities. As a result, all of the net income (loss) attributable to the legacy Greenspring general partner entities is allocated to non-controlling interests in legacy Greenspring entities.

Non-controlling interests in the Partnership represent the economic interests in the Partnership held by the Class B, Class C and Class D unitholders of the Partnership. Non-controlling interests in the Partnership are allocated a share of income or loss in the Partnership in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Redeemable non-controlling interests in Consolidated Funds represent the economic interests in the redeemable Consolidated Funds which are not held by us, but are held by the third-party investors in the funds. Redeemable non-controlling interests in Consolidated Funds are allocated a share of income or loss in the respective fund in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Redeemable non-controlling interests in subsidiaries represent the redeemable economic interests in the consolidated subsidiaries of the Partnership held by third parties and employees in those entities that were established in connection with the Transaction Agreements. Redeemable non-controlling interests in subsidiaries are allocated a share of income or loss in the respective consolidated subsidiary in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Key Operating Metrics

We monitor certain operating metrics that are either common to the asset management industry or that we believe provide important data regarding our business.

Assets Under Management

AUM primarily reflects the assets associated with our SMAs and focused commingled funds. We classify assets as AUM if we have full discretion over the investment decisions in an account or have responsibility or custody of assets. Although management fees are based on a variety of factors and are not linearly correlated with AUM, we believe AUM is a useful metric for assessing the relative size and scope of our asset management business.

Our AUM is calculated as the sum of (i) the NAV of client portfolio assets, including the StepStone Funds and (ii) the unfunded commitments of clients to the underlying investments and the StepStone Funds. Our AUM reflects the investment valuations in respect of the underlying investments of our funds and accounts on a three-month lag, adjusted for new client account activity through the period end. Our AUM does not include post-period investment valuation or cash activity. AUM as of March 31, 2026 reflects final data for the prior period (December 31, 2025), adjusted for net new client account activity through March 31, 2026. NAV data for underlying investments is as of December 31, 2025, as reported by underlying managers up to the business day occurring on or after 115 days following December 31, 2025. When NAV data is not available by the business day occurring on or after 115 days following December 31, 2025, such NAVs are adjusted for cash activity following the last available reported NAV.

Assets Under Advisement

AUA consists of client assets for which we do not have full discretion to make investment decisions but play a role in advising the client or monitoring their investments. We generally earn revenue for advisory-related services on a contractual fixed fee basis. Advisory-related services include asset allocation, strategic planning, development of investment policies and guidelines, screening and recommending investments, legal negotiations, monitoring and reporting on investments, and investment manager review and due diligence. Advisory fees vary by client based on the scope of services, investment activity and other factors. Most of our advisory fees are fixed, and therefore, increases or decreases in AUA do not necessarily lead to proportionate changes in revenue. We believe AUA is a useful metric for assessing the relative size of our advisory business.

Our AUA is calculated as the sum of (i) the NAV of client portfolio assets for which we do not have full discretion and (ii) the unfunded commitments of clients to the underlying investments. Our AUA reflects the investment valuations in respect of the underlying investments of our client accounts on a three-month lag, adjusted for new client account activity through the period end. Our AUA does not include post-period investment valuation or cash activity. AUA as of March 31, 2026 reflects final data for the prior period (December 31, 2025), adjusted for net new client account activity through March 31, 2026. NAV data for underlying investments is as of December 31, 2025, as reported by underlying managers up to the business day occurring on or after 115 days following December 31, 2025. When NAV data is not available by the business day occurring on or after 115 days following December 31, 2025, such NAVs are adjusted for cash activity following the last available reported NAV.

Fee-Earning AUM

FEAUM reflects the assets from which we earn management fee revenue (i.e., fee basis) and includes assets in our SMAs, focused commingled funds and assets held directly by our clients for which we have fiduciary oversight and are paid fees as the manager of the assets. Our SMAs and focused commingled funds typically pay management fees based on capital commitments, net invested capital and, in certain cases, NAV, depending on the fee terms. Management fees are only marginally affected by market appreciation or depreciation because substantially all of the StepStone Funds pay management fees based on capital commitments or net invested capital. As a result, management fees and FEAUM are not materially affected by changes in market value. We believe FEAUM is a useful metric in order to assess assets forming the basis of our management fee revenue.

Our calculation of FEAUM may differ from the calculations of other asset managers and, as a result, may not be comparable to similar measures presented by other asset managers.

Undeployed Fee-Earning Capital

Undeployed fee-earning capital represents the amount of capital commitments to StepStone Funds that has not yet been invested or considered active but will generate management fee revenue once this capital is invested or activated. We believe undeployed fee-earning capital is a useful metric for measuring the amount of capital that we can put to work in the future and thus earn management fee revenue thereon.

Consolidation of StepStone Funds

The activity of the Consolidated Funds is reflected within the consolidated financial statement line items as indicated by reference thereto. The impact of the Consolidated Funds decrease revenues reported under GAAP to the extent these amounts are eliminated upon consolidation. The assets and liabilities of our Consolidated Funds are held within separate legal entities and, as a result, the liabilities of our Consolidated Funds are typically non-recourse to us. The net economic ownership interests of our Consolidated Funds held by third parties are reflected in our consolidated financial statements as either non-controlling interests in subsidiaries or redeemable non-controlling interests in Consolidated Funds when the equity of the fund is redeemable. We generally deconsolidate funds when we are no longer deemed to have a controlling financial interest in the entity. The performance of our Consolidated Funds is not necessarily consistent with, or representative of, the combined performance trends of all of our funds.

Consolidated Results of Operations

We consolidate funds and entities where we are deemed to hold a controlling financial interest. The Consolidated Funds are not necessarily the same entities in each year presented due to changes in ownership, changes in limited partners' or investor rights, and the creation and termination of funds and entities. The following is a discussion of our consolidated results of operations for the periods presented. The information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP.

In fiscal 2026, we deconsolidated an investment fund that was previously consolidated in our results as it was determined that we no longer held a controlling financial interest. Also, we consolidated four additional StepStone Funds as it was determined that we hold a controlling financial interest in these funds.

(in thousands)	Year Ended March 31,		
	2026	**2025**	**2024**
Revenues			
Management and advisory fees, net	$ 926,465	$ 767,014	$ 585,140
Performance fees:			
Incentive fees	220,133	32,275	25,339
Carried interest allocations:			
Realized	168,582	159,653	49,401
Unrealized	539,712	141,547	126,908
Total carried interest allocations	708,294	301,200	176,309
Legacy Greenspring carried interest allocations[1]	138,711	74,341	(75,157)
Total performance fees	1,067,138	407,816	126,491
Total revenues	1,993,603	1,174,830	711,631
Expenses			
Compensation and benefits:			
Cash-based compensation	414,147	331,808	292,962
Equity-based compensation	1,742,057	669,126	42,357
Performance fee-related compensation:			
Realized	192,577	94,748	37,687
Unrealized	342,225	94,272	74,694
Total performance fee-related compensation	534,802	189,020	112,381
Legacy Greenspring performance fee-related compensation[1]	138,711	74,341	(75,157)
Total compensation and benefits	2,829,717	1,264,295	372,543
General, administrative and other	187,254	177,354	167,317
Total expenses	3,016,971	1,441,649	539,860
Other income (expense)			
Investment income	40,819	15,096	7,452
Legacy Greenspring investment income (loss)[1]	4,945	(1,185)	(9,087)
Investment income of Consolidated Funds	92,407	65,374	28,472
Interest income	11,833	10,850	3,664
Interest expense	(18,502)	(12,701)	(9,331)
Other income (loss)	697	(32,650)	2,455
Total other income	132,199	44,784	23,625
Income (loss) before income tax	(891,169)	(222,035)	195,396
Income tax expense (benefit)	(147,893)	(49,208)	27,576
Net income (loss)	(743,276)	(172,827)	167,820
Less: Net income attributable to non-controlling interests in subsidiaries	103,782	79,282	37,240
Less: Net income (loss) attributable to non-controlling interests in legacy Greenspring entities[1]	4,945	(1,185)	(9,087)
Less: Net income (loss) attributable to non-controlling interests in the Partnership	(384,633)	(125,850)	59,956
Less: Net income attributable to redeemable non-controlling interests in Consolidated Funds	65,988	53,731	15,838
Less: Net income attributable to redeemable non-controlling interests in subsidiaries	2,450	758	5,782
Net income (loss) attributable to StepStone Group Inc.	$ (535,808)	$ (179,563)	$ 58,091

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(1)   Reflects amounts attributable to consolidated VIEs for which we did not acquire any direct economic interests. See notes 2, 3 and 5 to our consolidated financial statements included elsewhere in this annual report.

Revenues

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Total revenues increased $818.8 million, or 70%, to $1,993.6 million for fiscal 2026 as compared to fiscal 2025. The overall increase was driven by higher carried interest allocations, higher incentive fees, higher management and advisory fees, net, and higher legacy Greenspring carried interest allocations, in each case, as described below.

Management and advisory fees, net increased $159.5 million, or 21%, to $926.5 million for fiscal 2026 as compared to fiscal 2025. The increase was driven by new client activity, 23% growth in average FEAUM across the platform and higher income-based incentive fees. Fiscal 2026 included retroactive fees of $5.1 million from the closings of StepStone's Real Estate Partners V, infrastructure secondaries and multi-strategy venture capital funds. The prior year period included retroactive fees of $42.8 million from the closings of StepStone's Secondary Opportunities V, Real Estate Partners V, Infrastructure Co-Investment Partners 2022, Tactical Growth Fund IV and VC Global Partners XI funds.

Incentive fees increased $187.9 million, or 582%, to $220.1 million for fiscal 2026 as compared to fiscal 2025, reflecting higher incentive fees generated by StepStone's Private Venture and Growth Fund ("SPRING") due to strong returns in the 2025 calendar year and a higher asset base.

Realized carried interest allocation revenues increased $8.9 million, or 6%, to $168.6 million for fiscal 2026 as compared to fiscal 2025, reflecting higher realization activity within our private equity funds. Unrealized carried interest allocation revenues include the reversal of realized carried interest allocation revenues. Excluding the reversal of $168.6 million, unrealized carried interest allocation revenues increased $407.1 million, or 135%, to $708.3 million for fiscal 2026 compared to fiscal 2025. The increase in unrealized carried interest allocations for fiscal 2026 primarily reflected a higher net increase in the cumulative allocation of gains associated with the underlying portfolios within our private equity, infrastructure and real estate funds.

Legacy Greenspring carried interest allocation revenues increased $64.4 million, or 87%, to $138.7 million for fiscal 2026 as compared to fiscal 2025 as a result of higher net unrealized appreciation in the fair value of certain underlying fund investments in the current year period as compared to the prior year period. Fiscal 2026 reflects gross realized carried interest allocations of $19.7 million and unrealized carried interest allocations, net of the reversal of realized carried interest allocations, of $119.0 million. Fiscal 2025 reflects gross realized carried interest allocations of $63.1 million and unrealized carried interest allocations, net of the reversal of realized carried interest allocations, of $11.2 million.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Total revenues increased $463.2 million, or 65%, to $1,174.8 million for fiscal 2025 as compared to fiscal 2024. The overall increase was driven by higher management and advisory fees, net, positive legacy Greenspring carried interest allocations in the current period as compared to a reversal in the prior year period, higher carried interest allocations and higher incentive fees, in each case, as described below.

Management and advisory fees, net increased $181.9 million, or 31%, to $767.0 million for fiscal 2025 as compared to fiscal 2024. The increase was driven by new client activity and 23% growth in average FEAUM across the platform, as well as retroactive fees of $42.8 million from the closings of StepStone's Secondary Opportunities V, Real Estate Partners V, Infrastructure Co-Investment Partners 2022, Tactical Growth Fund IV and VC Global Partners XI funds. The prior year period included $11.6 million of retroactive fees from the closings of StepStone's Secondary Opportunities V, VC Global Partners XI and Infrastructure Co-Investment Partners 2022 funds.

Incentive fees increased $6.9 million, or 27%, to $32.3 million for fiscal 2025 as compared to fiscal 2024, largely due to higher incentive fees generated by SPRING.

Realized carried interest allocation revenues increased $110.3 million, or 223%, to $159.7 million for fiscal 2025 as compared to fiscal 2024, reflecting higher realization activity within our private equity and infrastructure funds. Unrealized carried interest allocation revenues include the reversal of realized carried interest allocation revenues. Excluding the reversal of $159.7 million, unrealized carried interest allocation revenues increased $124.9 million, or 71%, to $301.2 million for fiscal 2025 compared to fiscal 2024. The increase in unrealized carried interest allocations for fiscal 2025 primarily reflected a higher net increase in the cumulative allocation of gains associated with the underlying portfolios within our private equity funds as compared to the prior year.

Legacy Greenspring carried interest allocation revenues increased $149.5 million to $74.3 million for fiscal 2025 as compared to fiscal 2024 as a result of net unrealized appreciation in the fair value of certain underlying fund investments in the current year period as compared to net unrealized depreciation in the prior year period. Fiscal 2025 reflects gross realized carried interest allocations of $63.1 million and unrealized carried interest allocations, net of the reversal of carried interest allocations, of $11.2 million. Fiscal 2024 reflects gross realized carried interest allocations of $59.7 million and unrealized carried interest allocations, net of the reversal of realized carried interest allocations, of $(134.9) million.

Expenses

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Total expenses increased $1,575.3 million, or 109%, to $3,017.0 million for fiscal 2026 as compared to fiscal 2025. The overall increase resulted from increases in equity-based compensation, performance fee-related compensation, cash-based compensation, legacy Greenspring performance fee-related compensation, and general, administrative and other expenses, in each case, as described below.

Cash-based compensation increased $82.3 million, or 25%, to $414.1 million for fiscal 2026 as compared to fiscal 2025, due to 16% higher average headcount, increased compensation levels from merit increases and higher income-based incentive fee compensation in the current year period as compared to the prior year period.

Equity-based compensation increased $1,072.9 million, or 160%, to $1,742.1 million for fiscal 2026 as compared to fiscal 2025. The increase was primarily attributable to a $1,069.1 million increase in expenses for liability classified awards related to the profits interest issued in SPW in the current year period as compared to the prior year period, a $7.1 million increase for restricted stock units ("RSUs") and performance-based RSUs ("PRSUs") granted in the current year period with no comparable expense for these grants in the prior year period, and an increase of $1.7 million for the acceleration of RSU expense in the current year period with no comparable expense in the prior year period. These increases were partially offset by a decrease of $5.0 million in expense due to the final vesting of RSUs issued in connection with our IPO. We expect that there may be additional significant increases in equity-based compensation in future periods due to further increases in the fair value of liability classified awards, which is driven by the performance of SPW. SPW generated profitability in fiscal 2025 and fiscal 2026, and we expect that there will be an increase in the profitability generated by SPW in the future which would increase the fair value of the associated liability for the profits interest issued in SPW. As of March 31, 2026 and 2025, we had recognized $2,265.8 million and $663.9 million, respectively, for liability classified awards within accrued compensation and benefits in the consolidated balance sheets.

Total performance fee-related compensation expense increased $345.8 million, or 183%, to $534.8 million for fiscal 2026 as compared to fiscal 2025, primarily reflecting the increase in carried interest allocation and incentive fee revenues. Realized performance fee-related compensation increased $97.8 million, or 103%, to $192.6 million for fiscal 2026 as compared to fiscal 2025, primarily reflecting higher realization activity and higher incentive fees from SPRING.

Legacy Greenspring performance fee-related compensation expense increased $64.4 million, or 87%, to $138.7 million for fiscal 2026 as compared to fiscal 2025. Fiscal 2026 reflects gross realized performance fee-related compensation expense of $19.7 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $119.0 million. Fiscal 2025 reflects gross realized performance fee-related compensation expense of $63.1 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $11.2 million.

General, administrative and other expenses increased $9.9 million, or 6%, to $187.3 million for fiscal 2026 as compared to fiscal 2025. The overall increase primarily reflected $7.7 million in platform fees, $6.1 million in professional fees, $4.9 million in travel and associated costs for investment evaluation and client service, $3.1 million in information and technology expense, $1.7 million in occupancy costs, $1.2 million in human resources and recruiting expenses and other general operating expenses, partially offset by a $15.9 million lower expense for change in fair value for contingent consideration obligation as compared to the prior year period.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Total expenses increased $901.8 million, or 167%, to $1,441.6 million for fiscal 2025 as compared to fiscal 2024. The overall increase resulted from increases in equity-based compensation, legacy Greenspring performance fee-related compensation, performance fee-related compensation, cash-based compensation and general, administrative and other expenses, in each case, as described below.

Cash-based compensation increased $38.8 million, or 13%, to $331.8 million for fiscal 2025 as compared to fiscal 2024, due to increased staffing and compensation levels. Our average headcount increased 8% in the current year period as compared to the prior year period.

Equity-based compensation increased $626.8 million to $669.1 million for fiscal 2025 as compared to fiscal 2024. The increase was primarily attributable to a $629.0 million increase in expenses for liability classified awards related to the profits interest issued in SPW in the current year period as compared to the prior year period, as well as $3.5 million related to the full year impact of RSUs awarded to certain employees and directors in the prior year period and additional grants of RSUs granted in the current year period and no comparable expense for these grants in the prior year period. These increases were partially offset by a decrease of $5.5 million in expense due to the final vesting of RSUs issued in connection with our IPO.

Total performance fee-related compensation expense increased $76.6 million, or 68%, to $189.0 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting the increase in carried interest allocation revenue. Realized performance fee-related compensation increased $57.1 million, or 151%, to $94.7 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting higher realization activity and higher incentive fees from SPRING.

Legacy Greenspring performance fee-related compensation expense increased $149.5 million to $74.3 million for fiscal 2025 as compared to fiscal 2024. Fiscal 2025 reflects gross realized performance fee-related compensation expense of $63.1 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $11.2 million. Fiscal 2024 reflects gross realized performance fee-related compensation expense of $59.7 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $(134.9) million.

General, administrative and other expenses increased $10.0 million, or 6%, to $177.4 million for fiscal 2025 as compared to fiscal 2024. The overall increase primarily reflected $3.9 million in travel and associated costs for investment evaluation and client service, $3.5 million in marketing and conference expenses, $2.5 million in professional fees, $2.1 million in information and technology expenses, $1.6 million in general and administrative expenses for the Consolidated Funds, $1.4 million in human resources and recruiting expenses, $1.3 million in occupancy costs and other general operating expenses, partially offset by decreases of $3.9 million in transaction costs, $1.9 million in accelerated depreciation for leasehold improvements due to a reduction in lease terms in the prior year, $1.4 million in intangibles amortization and $1.1 million for lower loss on change in fair value for contingent consideration obligation.

Other Income (Expense)

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Investment income increased $25.7 million, or 170%, to $40.8 million for fiscal 2026 as compared to fiscal 2025, primarily reflecting overall changes in the valuations of the underlying investments in StepStone Funds.

Legacy Greenspring investment loss decreased $6.1 million to income of $4.9 million for fiscal 2026 as compared to fiscal 2025. Fiscal 2026 reflects gross realized investment income of $3.0 million and unrealized investment income, net of the reversal of realized investment income, of $2.0 million. Fiscal 2025 reflects gross realized investment income of $7.9 million and unrealized investment loss, net of the reversal of realized investment income, of $9.1 million.

Investment income of Consolidated Funds increased $27.0 million, or 41%, to $92.4 million for fiscal 2026 as compared to fiscal 2025, primarily reflecting overall changes in the valuations of the underlying investments of the Consolidated Funds.

Interest income increased $1.0 million, or 9%, to $11.8 million for fiscal 2026 as compared to fiscal 2025 primarily due to higher average cash and cash equivalent balances during the current year period as compared with the prior year period, partially offset by the impact of deconsolidation of one of the Consolidated Funds during the current year period. Interest income attributable to Consolidated Funds was $4.3 million in the current year period as compared to $4.8 million in the prior year period.

Interest expense increased $5.8 million, or 46%, to $18.5 million for fiscal 2026 as compared to fiscal 2025. The increase was due to higher average outstanding debt balances during the current year period as compared with the prior year period, partially offset by the lower interest rate on the Revolver for the current year period.

Other income (loss) increased $33.3 million to income of $0.7 million for fiscal 2026 as compared to a loss of $32.7 million for fiscal 2025, primarily due to a loss of $32.5 million in the prior year period associated with payment made in connection with a secondary transaction executed by one of our private wealth funds that did not reoccur in the current year period and net foreign currency transaction gains in the current year period as compared with net foreign currency transaction losses in the prior year period, partially offset by a loss of $4.2 million related to adjustments for the Tax Receivable Agreements during the current year period.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Investment income increased $7.6 million, or 103%, to $15.1 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting overall changes in the valuations of the underlying investments in StepStone Funds.

Legacy Greenspring investment loss decreased $7.9 million, or 87%, to $1.2 million for fiscal 2025 as compared to fiscal 2024. Fiscal 2025 reflects gross realized investment income of $7.9 million and unrealized investment loss, net of the reversal of realized investment income, of $9.1 million. Fiscal 2024 reflects gross realized investment income of $5.3 million and unrealized investment loss, net of the reversal of realized investment income, of $14.4 million.

Investment income of Consolidated Funds increased $36.9 million, or 130%, to $65.4 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting overall changes in the valuations of the underlying investments of the Consolidated Funds on higher investment balances during the current year period as compared with the prior year period.

Interest income increased $7.2 million, or 196%, to $10.9 million for fiscal 2025 as compared to fiscal 2024, primarily due to higher average cash and cash equivalent balances during the current year period as compared with the prior year period. Interest income attributable to Consolidated Funds was $4.8 million in the current year period as compared to $1.6 million in the prior year period.

Interest expense increased $3.4 million, or 36%, to $12.7 million for fiscal 2025 as compared to fiscal 2024. The increase was due to higher average outstanding balances during the current year period as compared with the prior year period, partially offset by the lower interest rate on the Notes for a portion of the current year period.

Other income decreased $35.1 million to a loss of $32.7 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting a loss associated with payment made in connection with a secondary transaction executed by one of our private wealth funds of $32.5 million in the current year period and a gain of $5.3 million in the prior year period for amounts received as part of negotiations with a third party related to certain corporate matters, partially offset by a loss of $0.8 million associated with the sale of a subsidiary in the prior year period and lower net foreign currency transaction losses in the current year period as compared with the prior year period.

Income Tax Expense

Income tax expense primarily reflects U.S. federal and state income taxes on our share of taxable income generated by the Partnership, as well as local and foreign income taxes of certain of the Partnership's subsidiaries.

Our effective income tax rate was 16.6%, 22.2%, and 14.1% for fiscal 2026, 2025 and 2024, respectively. Our overall effective tax rate in fiscal 2026 is less than the statutory rate primarily due to a portion of net loss allocated to non-controlling interests and the related tax benefit being borne by the holders of non-controlling interests. Our overall effective tax rate in fiscal 2025 differs from the statutory rate primarily because of the impact of nondeductible items. Our overall effective tax rate in fiscal 2024 is less than the statutory rate primarily because a portion of income was allocated to non-controlling interests and the tax liability on such income is borne by the holders of such non-controlling interests.

The Organization for Economic Co-operation and Development ("OECD") implemented Pillar Two, which establishes a global minimum corporate tax rate of 15% on large multinational enterprises across their worldwide operations. While legislation pertaining to these rules is already in effect or advancing in several of the jurisdictions where we operate, the U.S. has not adopted Pillar Two legislation. For the fiscal years ended March 31, 2026 and 2025, Pillar Two did not have a material impact on our tax provision. In January 2026, the OECD Inclusive Framework released a "Side-by-Side" package intended to coordinate Pillar Two with existing U.S. and other domestic tax regimes, which provides exemptions for qualifying U.S.-headquartered multinationals from certain Pillar Two collection mechanisms and introduces new safe harbors, including a permanent simplified effective tax rate safe harbor and an extension of the transitional country-by-country reporting safe harbor, though adoption by individual jurisdictions remains ongoing. We will continue to evaluate both U.S. and global legislative developments concerning Pillar Two for future reporting periods.

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Income tax benefit increased $98.7 million, or 201%, to $147.9 million for fiscal 2026 as compared to fiscal 2025. The increase in income tax benefit was primarily driven by the increase in pre-tax net loss for fiscal 2026 as compared to fiscal 2025.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Income tax expense decreased $76.8 million to a benefit of $49.2 million for fiscal 2025 as compared to expense for fiscal 2024. The decrease in tax expense was primarily driven by pre-tax net loss for fiscal 2025 compared to pre-tax net income for fiscal 2024.

Net Income Attributable to Non-Controlling Interests in Subsidiaries

Net income attributable to non-controlling interests in subsidiaries increased $24.5 million, or 31%, to $103.8 million for fiscal 2026 as compared to fiscal 2025. The increase was primarily attributable to an increase in income generated by our consolidated subsidiaries not wholly-owned by us, partially offset by an increase in our economic interests in the Asset Class Entities as a result of the Transaction Agreements resulting in a lower rate of allocation of net income to non-controlling interests in subsidiaries.

Net income attributable to non-controlling interests in subsidiaries increased $42.0 million, or 113%, to $79.3 million for fiscal 2025 as compared to fiscal 2024. The increase was primarily attributable to an increase in income generated by our consolidated subsidiaries not wholly-owned by us and an increase in our economic interests in the Asset Class Entities as a result of the Transaction Agreements.

Net Income (Loss) Attributable to Non-Controlling Interests in Legacy Greenspring Entities

Net income (loss) attributable to non-controlling interests in legacy Greenspring entities represents the net income or loss attributable to the interests held by the legacy Greenspring general partner entities. We did not acquire any direct economic interests in the legacy Greenspring general partner entities. As a result, all of the net income or loss related to the legacy Greenspring general partner entities is allocated to non-controlling interests in legacy Greenspring entities. Net income (loss) attributable to non-controlling interests in legacy Greenspring entities was $4.9 million, $(1.2) million, and $(9.1) million for fiscal 2026, 2025 and 2024, respectively.

Net Income (Loss) Attributable to Non-Controlling Interests in the Partnership

Net income (loss) attributable to non-controlling interests in the Partnership represents the portion of net income or loss attributable to the interests held by the Class B, Class C and Class D unitholders of the Partnership. Net income (loss) attributable to non-controlling interests in the Partnership was $(384.6) million, $(125.9) million and $60.0 million for fiscal 2026, 2025 and 2024, respectively.

Net Income Attributable to Redeemable Non-Controlling Interests in Consolidated Funds

Net income attributable to redeemable non-controlling interests in Consolidated Funds represents income of the Consolidated Funds attributable to third-party investors. Net income attributable to redeemable non-controlling interests in Consolidated Funds was $66.0 million, $53.7 million and $15.8 million for fiscal 2026, 2025 and 2024, respectively.

Net Income Attributable to Redeemable Non-Controlling Interests in Subsidiaries

Net income attributable to redeemable non-controlling interests in subsidiaries was $2.5 million, $0.8 million and $5.8 million for fiscal 2026, 2025 and 2024, respectively.

Operating Metrics

Assets Under Management

AUM was $157 billion as of March 31, 2024, $189 billion as of March 31, 2025 and $233 billion as of March 31, 2026.

Assets Under Advisement

Assets related to our advisory accounts were $521 billion as of March 31, 2024, $520 billion as of March 31, 2025 and $652 billion as of March 31, 2026.

Fee-Earning AUM

Year Ended March 31, 2026

FEAUM increased $22.7 billion, or 19%, to $144.0 billion as of March 31, 2026 as compared to $121.4 billion as of March 31, 2025. Of the increase, $8.6 billion was from SMAs and $14.0 billion was from focused commingled funds.

Year Ended March 31, 2025

FEAUM increased $27.5 billion, or 29%, to $121.4 billion as of March 31, 2025 as compared to $93.9 billion as of March 31, 2024. Of the increase, $14.3 billion was from SMAs and $13.3 billion was from focused commingled funds.

(in millions)		Year Ended March 31, 2026		
		SMAs	Focused Commingled Funds	Total
Beginning balance	$	73,174 $	48,216 $	121,390
Contributions[1]		10,836	13,308	24,144
Distributions[2]		(4,436)	(2,771)	(7,207)
Market value, FX and other[3]		2,241	3,479	5,720
Ending balance	$	81,815 $	62,232 $	144,047

(in millions)		Year Ended March 31, 2025		
		SMAs	Focused Commingled Funds	Total
Beginning balance	$	58,897 $	34,961 $	93,858
Contributions[1]		16,715	13,698	30,413
Distributions[2]		(3,590)	(1,938)	(5,528)
Market value, FX and other[3]		1,152	1,495	2,647
Ending balance	$	73,174 $	48,216 $	121,390

(1)   Contributions consist of new capital commitments that earn fees on committed capital and capital contributions to funds and accounts that earn fees on net invested capital or NAV.

(2)   Distributions consist of returns of capital from funds and accounts that pay fees on net invested capital or NAV and reductions in fee-earning AUM from funds that moved from a committed capital to net invested capital fee basis or from funds and accounts that no longer pay fees.

(3)   Market value, FX and other primarily consist of changes in market value appreciation (depreciation) for funds that pay on NAV and the effect of foreign exchange rate changes on non-U.S. dollar denominated commitments.

The following tables set forth FEAUM by asset class and selected weighted-average management fee rate data:

(in millions)		As of March 31,		
		2026	2025	2024
FEAUM				
Private equity	$	75,626 $	65,007 $	49,869
Infrastructure		30,745	23,830	20,114
Private debt		24,797	19,517	15,477
Real estate		12,879	13,036	8,398
Total	$	144,047 $	121,390 $	93,858

	As of March 31,	
	2026	2025
Weighted-average fee rate[1]		
Private equity[2]	0.74 %	0.77 %
Real estate, infrastructure and private debt asset classes[3]	0.52 %	0.51 %
Total	0.64 %	0.65 %

(1)   Weighted-average fee rates reflect the applicable management fees for the last 12 months ending on each period presented, and is inclusive of any retroactive fees for such period.

(2)   The change in weighted-average fee rates primarily reflected the timing of new funds, shifts in mix between SMAs and focused commingled funds and growth in our private wealth funds which earn higher fee rates.

(3)   The change in weighted-average fee rates primarily reflected the timing of new funds, shifts in asset class mix, shifts in mix between SMAs and focused commingled funds and growth in our private wealth funds which earn higher fee rates.

Undeployed Fee-Earning Capital

As of March 31, 2026, we had $40.1 billion of undeployed fee-earning capital, which will generate management fee revenue once invested or activated.

Non-GAAP Financial Measures

Below is a description of our non-GAAP financial measures. These measures are presented on a basis other than GAAP and should be considered in addition to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP.

Adjusted Net Income

Adjusted net income ("ANI") is a non-GAAP performance measure that we present before the consolidation of StepStone Funds on a pre-tax and after-tax basis used to evaluate profitability. ANI represents the after-tax net realized income attributable to us. ANI does not reflect legacy Greenspring carried interest allocation revenues, legacy Greenspring carried interest-related compensation and legacy Greenspring investment income (loss) as none of the economics are attributable to us. The components of revenues used in the determination of ANI ("adjusted revenues") comprise fee revenues, adjusted incentive fees and realized carried interest allocations. In addition, ANI excludes: (a) unrealized carried interest allocation revenues and related compensation, (b) unrealized investment income (loss), (c) equity-based compensation for awards granted prior to and in connection with our IPO, profits interests issued by our non-wholly owned subsidiaries, and unrealized mark-to-market changes in the fair value of the profits interests issued in the private wealth subsidiary, (d) amortization of intangibles, (e) net income (loss) attributable to non-controlling interests in our subsidiaries and realized gains attributable to the profits interests issued in the private wealth subsidiary, (f) charges associated with acquisitions and corporate transactions, and (g) certain other items that we believe are not indicative of our core operating performance (as listed in the below table). ANI is fully taxed at our blended statutory rate. We believe ANI and adjusted revenues are useful to investors because they enable investors to evaluate the performance of our business across reporting periods.

Adjusted Revenues

Adjusted revenues represents the components of revenues used in the determination of ANI and comprise fee revenues, adjusted incentive fees and realized carried interest allocations. We believe adjusted revenues is useful to investors because it presents a measure of realized revenues.

Fee-Related Earnings

Fee-related earnings ("FRE") is a non-GAAP performance measure used to monitor our baseline earnings from recurring management and advisory fees. FRE is a component of ANI and comprises fee revenues less adjusted expenses which are operating expenses other than (a) performance fee-related compensation, (b) equity-based compensation for awards granted prior to and in connection with our IPO, profits interests issued by our non-wholly owned subsidiaries, and unrealized mark-to-market changes in the fair value of the profits interests issued in the private wealth subsidiary, (c) amortization of intangibles, (d) charges associated with acquisitions and corporate transactions, and (e) certain other items that we believe are not indicative of our core operating performance (as listed in the below table). FRE is presented before income taxes. We believe FRE is useful to investors because it provides additional insight into the operating profitability of our business and our ability to cover direct base compensation and operating expenses from total fee revenues.

Fee Revenues

Fee revenues represents management and advisory fees, net, including amounts earned from the Consolidated Funds which are eliminated in consolidation. We believe fee revenues is useful to investors because it presents the net amount of management and advisory fee revenues attributable to us.

Adjusted Weighted-Average Shares and Adjusted Net Income Per Share

ANI per share measures our per-share earnings assuming all Class B units, Class C units and Class D units in the Partnership were exchanged for Class A common stock in SSG, including the dilutive impact of outstanding equity-based awards. ANI per share is calculated as ANI divided by adjusted weighted-average shares outstanding. We believe adjusted weighted-average shares and ANI per share are useful to investors because they enable investors to better evaluate per-share operating performance across reporting periods.

Fee-Related Earnings

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

FRE increased $42.2 million, or 14%, to $354.4 million for fiscal 2026 as compared to fiscal 2025, primarily reflecting higher fee revenues, partially offset by higher adjusted cash-based compensation, adjusted general, administrative and other expenses and adjusted equity-based compensation.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

FRE increased $122.4 million, or 64%, to $312.2 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting higher fee revenues, partially offset by higher adjusted cash-based compensation, adjusted general, administrative and other expenses and adjusted equity-based compensation.

Adjusted Revenues and Adjusted Net Income

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Adjusted revenues increased $350.4 million, or 36%, to $1,320.2 million for fiscal 2026 as compared to fiscal 2025, primarily reflecting increases in adjusted incentive fees, fee revenues and realized carried interest allocations.

ANI increased $20.5 million, or 8%, to $264.6 million for fiscal 2026 as compared to fiscal 2025, primarily due to the increase in FRE as discussed above, higher performance fee-related earnings, higher adjusted realized investment income and higher interest income. The overall increase was partially offset by a higher allocation of income to non-controlling interests and higher interest expense.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Adjusted revenues increased $304.7 million, or 46%, to $969.7 million for fiscal 2025 as compared to fiscal 2024, primarily reflecting increases in fee revenues, realized carried interest allocation revenues and adjusted incentive fees.

ANI increased $104.7 million, or 75%, to $244.1 million for fiscal 2025 as compared to fiscal 2024, primarily due to an increase in FRE as discussed above, higher performance fee-related earnings (adjusted incentive fees, plus realized carried interest allocation revenues, less realized performance fee-related compensation), higher interest income and higher adjusted realized investment income. The overall increase was partially offset by a higher allocation of income to non-controlling interests and higher interest expense.

Adjusted Weighted-Average Shares and Adjusted Net Income Per Share

The following table shows a reconciliation of diluted weighted-average shares of Class A common stock outstanding to adjusted weighted-average shares outstanding used in the computation of ANI per share for fiscal 2026, 2025 and 2024.

	Year Ended March 31,		
	2026	**2025**	**2024**
(in thousands, except share and per share amounts)			
ANI	$ 264,560	$ 244,072	$ 139,393
Weighted-average shares of Class A common stock outstanding – Basic	79,039,229	71,142,916	63,489,135
Assumed vesting of RSUs	442,772	590,645	512,152
Assumed vesting and exchange of Class B2 units[1]	—	431,851	2,542,751
Assumed purchase under ESPP	86	529	—
Exchange of Class B units in the Partnership[2]	39,304,897	43,233,005	46,356,244
Exchange of Class C units in the Partnership[2]	942,467	1,365,647	2,234,191
Exchange of Class D units in the Partnership[2]	2,727,638	2,007,849	—
Adjusted weighted-average shares	122,457,089	118,772,442	115,134,473
ANI per share	$ 2.16	$ 2.05	$ 1.21

_____

(1)   The Class B2 units fully vested in June 2024.

Assumes the full exchange of Class B units, Class C units or Class D units in the Partnership for Class A common stock of SSG pursuant to the Class B Exchange Agreement, Class C Exchange Agreement or Class D Exchange Agreement, respectively.

Reconciliation of GAAP to Non-GAAP Financial Measures

The table below shows a reconciliation of revenues to adjusted revenues.

	Year Ended March 31,		
(in thousands)	**2026**	**2025**	**2024**
Total revenues	$ 1,993,603	$ 1,174,830	$ 711,631
Unrealized carried interest allocations	(539,712)	(141,547)	(126,908)
Deferred incentive fees	(1,155)	1,938	2,392
Legacy Greenspring carried interest allocations	(138,711)	(74,341)	75,157
Management and advisory fee revenues for the Consolidated Funds[1]	5,154	3,475	1,239
Incentive fees for the Consolidated Funds[2]	971	5,364	1,549
Adjusted revenues	$ 1,320,150	$ 969,719	$ 665,060

---

(1)   Reflects the add back of management and advisory fee revenues for the Consolidated Funds, which have been eliminated in consolidation.
(2)   Reflects the add back of incentive fee revenues for the Consolidated Funds, which have been eliminated in consolidation.

The table below shows a reconciliation of GAAP measures to additional non-GAAP measures. We use the non-GAAP measures presented below as components when calculating FRE and ANI. We believe these additional non-GAAP measures are useful to investors in evaluating both the baseline earnings from recurring management and advisory fees, which provide additional insight into the operating profitability of our business, and the after-tax net realized income attributable to us, allowing investors to evaluate the performance of our business. These additional non-GAAP measures remove the impact of Consolidated Funds that we are required to consolidate under GAAP, and certain other items that we believe are not indicative of our core operating performance.

(in thousands)	Year Ended March 31,		
	2026	2025	2024
GAAP management and advisory fees, net	$ 926,465	$ 767,014	$ 585,140
Adjustments[1]	5,154	3,475	1,239
Fee revenues	$ 931,619	$ 770,489	$ 586,379
GAAP incentive fees	$ 220,133	$ 32,275	$ 25,339
Adjustments[2]	(184)	7,302	3,941
Adjusted incentive fees	$ 219,949	$ 39,577	$ 29,280
GAAP realized investment income	$ 7,693	$ 8,135	$ 6,545
Adjustments[3]	11,194	—	—
Adjusted realized investment income	$ 18,887	$ 8,135	$ 6,545
GAAP interest income	$ 11,833	$ 10,850	$ 3,664
Adjustments[4]	(4,335)	(4,757)	(1,645)
Adjusted interest income	$ 7,498	$ 6,093	$ 2,019
GAAP other income (loss)	$ 697	$ (32,650)	$ 2,455
Adjustments[5]	494	31,335	(3,879)
Adjusted other income (loss)	$ 1,191	$ (1,315)	$ (1,424)

_____

(1) Reflects the add-back of management and advisory fee revenues for the Consolidated Funds, which have been eliminated in consolidation.

(2) Reflects the add back of incentive fee revenues for the Consolidated Funds, which have been eliminated in consolidation, and deferred incentive fees that are not included in GAAP revenues.

(3) Reflects the realization of a seed capital investment in the StepStone Funds which is eliminated in consolidation.

(4) Reflects the removal of interest income earned by the Consolidated Funds.

(5) Reflects the removal of amounts for Tax Receivable Agreements adjustments recognized as other income (loss), gain associated with amounts received as part of negotiations with a third party related to certain corporate matters, loss on sale of subsidiary, loss associated with payment made in connection with a secondary transaction executed by one of our private wealth funds and the impact of consolidation of the Consolidated Funds.

The table below shows a reconciliation of income (loss) before income tax to ANI and FRE.

(in thousands)	Year Ended March 31,		
	2026	2025	2024
Income (loss) before income tax	$ (891,169)	$ (222,035)	$ 195,396
Net income attributable to non-controlling interests in subsidiaries[1]	(217,656)	(102,897)	(49,220)
Net (income) loss attributable to non-controlling interests in legacy Greenspring entities	(4,945)	1,185	9,087
Unrealized carried interest allocations	(539,712)	(141,547)	(126,908)
Unrealized performance fee-related compensation	342,225	94,272	74,694
Unrealized investment income	(33,125)	(6,961)	(907)
Impact of Consolidated Funds	(81,363)	(59,613)	(26,076)
Deferred incentive fees	(1,155)	1,938	2,392
Equity-based compensation[2]	1,722,761	658,953	36,635
Amortization of intangibles	40,828	41,000	42,406
Tax Receivable Agreements adjustments through earnings	4,235	(348)	312
Non-core items[3]	897	50,054	21,565
Pre-tax ANI	341,821	314,001	179,376
Income taxes[4]	(77,261)	(69,929)	(39,983)
ANI	264,560	244,072	139,393
Income taxes[4]	77,261	69,929	39,983
Realized carried interest allocations	(168,582)	(159,653)	(49,401)
Realized performance fee-related compensation	192,577	94,748	37,687
Adjusted realized investment income[5]	(18,887)	(8,135)	(6,545)
Adjusted incentive fees[6]	(219,949)	(39,577)	(29,280)
Adjusted interest income[7]	(7,498)	(6,093)	(2,019)
Interest expense	18,502	12,701	9,331
Adjusted other (income) loss[8]	(1,191)	1,315	1,424
Net income attributable to non-controlling interests in subsidiaries[1]	217,656	102,897	49,220
FRE	$ 354,449	$ 312,204	$ 189,793

---

(1)   Reflects the portion of pre-tax ANI attributable to non-controlling interests in our subsidiaries and realized gains attributable to the profits interests issued in the private wealth subsidiary. Amounts attributable to the profits interests issued in the private wealth subsidiary were $136.2 million in fiscal 2026, $23.2 million in fiscal 2025 and $3.1 million in fiscal 2024. Amounts specifically attributable to non-controlling interests in subsidiaries not attributable to the private wealth subsidiary were $81.4 million in fiscal 2026, $79.7 million in fiscal 2025 and $46.1 million in fiscal 2024.

(2)   Reflects equity-based compensation for awards granted prior to and in connection with the IPO, profits interests issued by our non-wholly owned subsidiaries, and unrealized mark-to-market changes in the fair value of the profits interests issued in the private wealth subsidiary.

(3)   Includes (income) expense related to transaction costs ($0.7 million in fiscal 2026, $1.0 million in fiscal 2025, and $4.9 million in fiscal 2024), unrealized amounts associated with cash-based incentive awards tracked to investment funds ($0.1 million in fiscal 2026), gain realized upon vesting of cash-based incentive awards tracked to investment funds ($0.1 million in fiscal 2026), lease remeasurement adjustments ($(0.1) million in fiscal 2024), accelerated depreciation of leasehold improvements for changes in lease terms ($1.9 million in fiscal 2024), loss on change in fair value for contingent consideration obligation ($0.2 million in fiscal 2026, $16.1 million in fiscal 2025, and $17.2 million in fiscal 2024), compensation paid to certain employees as part of an acquisition earn-out ($0.4 million in fiscal 2025 and $2.2 million in fiscal 2024), loss associated with payment made in connection with a secondary

transaction executed by one of our private wealth funds ($32.5 million in fiscal 2025), gain associated with amounts received as part of negotiations with a third party related to certain corporate matters ($5.3 million in fiscal 2024), unrealized amounts associated with deferred compensation liability adjustments ($13 thousand in fiscal 2026), loss on sale of subsidiary ($0.8 million in fiscal 2024) and other non-core operating income and expenses.

(4)   Represents corporate income taxes at a blended statutory rate of 22.6% applied to pre-tax ANI for fiscal 2026 and a blended statutory rate of 22.3% applied to pre-tax ANI for fiscal 2025 and fiscal 2024. The 22.6% rate is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 1.6%. The 22.3% rate is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 1.3%. The increase in the blended statutory rate for fiscal 2026 compared to fiscal 2025 was due to updates in our state apportionment.

(5)   Reflects the realization of a seed capital investment in the StepStone Funds which is eliminated in consolidation.

(6)   Reflects the add-back of incentive fee revenues for the Consolidated Funds, which have been eliminated in consolidation, and deferred incentive fees that are not included in GAAP revenues.

(7)   Reflects the removal of interest income earned by the Consolidated Funds.

(8)   Reflects the removal of the impact of consolidation of the Consolidated Funds and amounts for Tax Receivable Agreements adjustments recognized as other income (loss) ($(4.2) million in fiscal 2026, $0.3 million in fiscal 2025, and $(0.3) million in fiscal 2024), loss associated with payment made in connection with a secondary transaction executed by one of our private wealth funds ($32.5 million in fiscal 2025), gain associated with amounts received as part of negotiations with a third party related to certain corporate matters ($5.3 million in fiscal 2024), and loss on sale of subsidiary ($0.8 million in fiscal 2024).

Investment Performance

The following table presents information relating to the performance of all the investments that StepStone has recommended and subsequently tracked across asset classes and investment strategies, except as set forth in greater detail below. The data for these investments are generally presented from the inception date of each strategy and asset class through December 31, 2025 and have not been adjusted to reflect acquisitions or disposals of investments subsequent to that date.

The historical results of our investments are not indicative of future results to be expected of existing or new investment funds, and are not a proxy for the performance of our Class A common stock, including because:

- market conditions and investment opportunities may differ from those in the past;

- the performance of our funds is largely based on the NAV (as defined below) of the funds' investments, including unrealized gains, which may never be realized;

- newly-established funds may generate lower investment returns during the period that they initially deploy their capital;

- changes in the global tax and regulatory environment may impact both the investment preferences of our clients and the financing strategies employed by businesses in which particular funds invest, which may reduce the overall capital available for investment and the availability of suitable investments, thereby reducing investment returns in the future;

- competition for investment opportunities, resulting from the increasing amount of capital invested in private markets alternatives, may increase the cost and reduce the availability of suitable investments, thereby reducing investment returns in the future; and

- the industries and businesses in which particular funds invest will vary.

Historical and future returns of investments included in our track record are not directly correlated to potential returns on our Class A common stock.

For the purposes of the following table:

- "Invested capital" refers to the total amount of all investments made by a fund, including commitment-reducing and non-commitment-reducing capital calls;

- "NAV" refers to the estimated fair value of unrealized investments plus any net assets or liabilities associated with the investment as of December 31, 2025;

- "IRR" refers to the annualized internal rate of return for all investments within the relevant investment strategy on an inception-to-date basis as of December 31, 2025 (except as noted otherwise below), based on contributions, distributions and unrealized value;

- "Net IRR" refers to IRR net of fees and expenses charged by both the underlying fund managers and StepStone; and

- "Net TVM" refers to the total value to paid-in capital or invested capital expressed as a multiple, and is calculated as distributions plus unrealized valuations divided by invested capital (including all capitalized costs).

StepStone Performance Summary by Asset Class

PRIVATE EQUITY BUYOUT*		VENTURE CAPITAL & GROWTH EQUITY		REAL ESTATE		INFRASTRUCTURE		PRIVATE DEBT	
INVESTMENT STRATEGY[1,3,4]	NET IRR[2]	INVESTMENT STRATEGY[1,3,5]	NET IRR[2]	INVESTMENT STRATEGY[1,3,6]	NET IRR[2]	INVESTMENT STRATEGY[1,3,7]	NET IRR[2]	INVESTMENT STRATEGY[1,3,9]	NET IRR[2]
Primaries	14.1%	Primaries	14.4%	Core/core+ fund investments	6.8%	Core/debt - all strategies	6.8%	**Primaries**	**7.8%**
Secondaries	17.6%	Secondaries	14.5%	Value-add/ opportunistic fund investments	7.9%	Core+/value-add - primary fund investments	10.6%	Direct lending	7.1%
Co-investments	16.2%	Directs/co-investments	16.2%	Real estate debt fund investments	5.1%	Core+/value-add - secondary fund investments	8.1%	Opportunistic	8.4%
				Value-add/ opportunistic secondaries & co-investments	9.0%	Core+/value-add - co-investments[8]	11.2%	**Co-investments/ secondaries**	**9.5%**
								Direct lending	8.3%
								Opportunistic	10.9%
								Customized managed accounts	**(*)**

_____

(1) Investment returns reflect NAV data for underlying investments as of December 31, 2025, as reported by underlying managers up to the business day occurring on or after 115 days following December 31, 2025. For investment returns where NAV data is not available by the business day occurring on or after 115 days following December 31, 2025, such NAVs are adjusted for cash activity following the last available reported NAV. Investment returns are calculated on a constant currency adjusted reporting basis converting non-USD investment cash flows and NAVs to USD using the foreign currency exchange rate corresponding to each client's first cash flow date.

(2) Net IRR and Net TVM are presented solely for illustrative purposes and do not represent actual returns received by any investor in any of the StepStone Funds. Returns represented above are net of fees and expenses charged by both the underlying investment and hypothetical StepStone fees. The aggregate returns are not indicative of the returns an individual investor would receive from these investments. No individual investor received the aggregate returns described herein as the investments were made across multiple mandates over multiple years. StepStone fees and expenses are based on the following assumptions (management fees and expenses represent an annual rate, charged quarterly):

i.   Primaries management fee: 25 basis points of net invested capital for private equity, real estate and infrastructure; 25 basis points of net asset value for private debt; 75 basis points of committed capital for the StepStone VC Platform.

ii.   Secondaries management fee: 125 basis points, 125 basis points and 95 basis points of capital commitments for private equity, real estate and infrastructure, respectively, in years 1 through 4 for management fees, charged quarterly; in year 5, management fees step down to 90% of the previous year's fee; 65 basis points of net asset value for private debt; 75 basis points of committed capital for the StepStone VC Platform.

iii.   Co-investments management fee: 100 basis points of capital commitments for private equity in year 1 through 4 for management fees, charged quarterly; in year 5, management fees step down to 90 basis points of the net invested capital, charged quarterly; 100 basis points of net committed capital for real estate; 90 and 50 basis points of net committed capital for infrastructure co-investments and direct asset management investments, respectively; 65 basis points of net asset value for private debt; 200 basis points of net invested capital for the StepStone VC Platform.

iv.   All investments assess 5 basis points of capital commitments for fund expenses, charged quarterly, and 1 basis point of capital commitments drawn down in the first cash flow quarter for organizational costs.

v.   Private equity secondaries and co-investments include 12.5% and 10.0% of paid and unrealized carry, respectively, with an 8.0% preferred return hurdle; infrastructure secondaries and co-investments include 10.0% of paid and unrealized carry, respectively, with an 8.0% preferred return hurdle; real estate secondaries and co-investments include 15.0% of paid and unrealized carry, with an 8.0% preferred return hurdle; private debt secondaries and co-investments include 10.0% of paid and unrealized carry, with a 5.0% preferred return hurdle; and the StepStone VC Platform primaries, secondaries and co-investments/directs include 5.0%, 5.0% and 20.0%, respectively, of paid and unrealized carry with no preferred return hurdle.

Net IRR and Net TVM for investments reflect the underlying fund manager's use of subscription backed credit facilities, if reported to StepStone as such by the underlying managers. Aggregate net performance returns for private equity buyout secondaries and co-investments are presented on a levered basis, assuming the use of a subscription line of credit drawn for 180 days, at a cost based on the historical interest rate of SOFR +200bps. Without the subscription lines, Net IRR/Net TVM for secondaries and co-investments would be 15.3%/1.3x and 14.7%/1.6x, respectively. Reinvested/recycled amounts increase contributed capital.

(3)   Investment returns of client portfolios are included in the performance summary past the client's termination date until such time as StepStone stops receiving current investment data (quarterly valuations and cash flows) for such investment. At that point, StepStone will then 'liquidate' the fund by entering a distribution amount equal to the last reported NAV, thus ending the investment's contribution to the track record as of that date. Historical performance contribution will be maintained up until the 'liquidation' date.

(4)   Private equity buyout performance includes buyout-focused strategies comprising 1,116 investments totaling $165.6 billion of capital commitments, and excludes (i) venture capital and growth equity direct investments, reported separately; (ii) 178 client-directed buyout investments, totaling $32.3 billion of capital commitments; (iii) 91 investments with fund-of-funds, energy, opportunistic and other non-buyout-focused strategies totaling $9.3 billion of capital commitments; (iv) two advisory co-investments totaling $100 million; and (v) any investments that do not have client data monitored in SPI Reporting.

* Private equity buyout investment returns have replaced private equity investment returns. Private equity buyout investment returns represent StepStone's buyout focused investment strategies and therefore do not include venture capital and growth equity direct investments, fund-of-funds investments, energy, opportunistic and other non-buyout-focused investment strategies previously reported as part of private equity investment returns. In addition, secondary and co-investment performance was previously presented on an unlevered basis. Private equity Net IRR/Net TVM investment returns for primaries, secondaries and co-investments, as previously presented would have been, for primary investments, secondaries and co-investments 13.5%/1.5x, 14.3%/1.3x, and 15.2%/1.6x, respectively.

(5)   Venture capital and growth equity includes 2,213 investments totaling $63.9 billion of capital commitments and excludes (i) 70 client-directed investments, totaling $2.4 billion of capital commitments, and (ii) investments that do not have client data monitored in SPI Reporting. StepStone's venture capital and growth equity strategy is composed of a) investments in the StepStone venture capital platform, comprising venture capital focused commingled funds and separately managed accounts (the "StepStone VC Platform") and b) underlying venture capital investments within StepStone's broader private equity accounts ("StepStone PE Accounts").

(6)   Real estate includes 523 investments totaling $94.0 billion of capital commitments and excludes (i) 100 client-directed real estate investments, totaling $17.2 billion of capital commitments, (ii) 20 secondary/co-investment core/core+ or credit investments, totaling $1.2 billion of capital commitments, (iii) four advisory fund investments totaling $463.6 million of capital commitments, and (iv) investments that do not have client data monitored in SPI Reporting.

(7)   Infrastructure includes 360 investments totaling $74.0 billion of capital commitments and excludes (i) eight infrastructure investments made by the Partnership prior to the formation of the infrastructure subsidiary in 2013 or made prior to StepStone's acquisition of Courtland Partners, Ltd. on April 1, 2018 (the "Courtland acquisition"), totaling $501.9 million of capital commitments, (ii) 50 client-directed infrastructure investments, totaling $12.3 billion of capital commitments, and (iii) investments that do not have client data monitored in SPI Reporting.

(8)   Infrastructure co-investment performance includes asset management direct investments.

(9)   Private debt includes 1,874 investments totaling $70.3 billion of capital commitments and excludes (i) 48 client-directed debt investments, totaling $4.3 billion of capital commitments, (ii) 50 real estate credit investments that were recommended by Courtland Partners, Ltd. prior to the Courtland acquisition, totaling $5.1 billion of capital commitments, and (iii) investments that do not have client data monitored in SPI Reporting. *Net IRRs are not aggregated and shown for customized managed accounts (which include capacity-negotiated GP co-investment accounts and GP primary managed accounts) totaling $35.4 billion of committed capital, as the investment objective of those investments are customized to the respective client's investment target on multiple-on-committed-capital ("MOCC") and can differ significantly.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We generate cash primarily from management and advisory fees and performance fees. We have historically managed our liquidity and capital resource needs through (a) cash generated from our operating activities, (b) realizations from investment activities, (c) borrowings, interest payments and repayments under credit agreements, senior note issuances and other borrowing arrangements, (d) funding capital commitments to our funds, and (e) funding our growth initiatives, including capital expenditures for property, equipment, and acquisitions to expand into new businesses.

As of March 31, 2026, we had $213.6 million of cash, cash equivalents and restricted cash ($1,119.0 million including Consolidated Funds) and $2,286.3 million of investments in StepStone Funds ($3,001.7 million including Consolidated Funds), including $2,036.9 million of accrued carried interest allocations, against $270.6 million in debt obligations, net of debt issuance costs ($1,201.8 million including Consolidated Funds), and $1,100.6 million in accrued carried interest-related compensation payable.

Ongoing sources of cash include (a) management and advisory fees, which are collected monthly or quarterly, (b) performance fees, which are volatile and largely unpredictable as to amount and timing; and (c) distributions from our investments in the StepStone Funds. We use cash flow from operations and distributions from our investments in the StepStone Funds to pay compensation and related expenses, general and administrative expenses, income taxes, debt service, capital expenditures, dividends to our stockholders and distributions to holders of Partnership units, make repurchases under our stock repurchase program and to make investments in the StepStone Funds. We believe we will have sufficient ability to meet our liquidity and capital resources requirements for the next 12 months through cash flows from operating activities, existing cash and cash equivalents, and our ability to obtain future financing.

Cash Flows

The accompanying consolidated cash flows include the Consolidated Funds, which activities primarily consist of raising capital from third-party investors, purchasing investments, making payment for the operating costs of the fund, generating cash flows from realized income allocations of investments and sales of investments, and making distributions to investors. The Consolidated Funds are accounted for as investment companies and therefore the cash flows from investing activities are included in cash flows from operations.

The following table summarizes our cash flows attributable to operating, investing and financing activities:

	Year Ended March 31,		
(in thousands)	2026	2025	2024
Net cash provided by operating activities	$ 66,481	$ 64,928	$ 161,522
Net cash provided by (used in) investing activities	732,881	(43,475)	(47,347)
Net cash provided by (used in) financing activities	37,439	87,481	(57,978)
Effect of exchange rate changes	(7,604)	(1,442)	(3,402)
Net increase in cash, cash equivalents and restricted cash	$ 829,197	$ 107,492	$ 52,795

Operating Activities

Operating activities provided $66.5 million, $64.9 million and $161.5 million of cash for fiscal 2026, 2025 and 2024, respectively. For fiscal 2026, 2025 and 2024, respectively, these amounts primarily consisted of the following:

- net income, after adjustments for non-cash items (including unrealized mark-to-market changes in the fair value of the profits interests issued in the private wealth subsidiary, unrealized carried interest allocations, unrealized performance fee-related compensation, unrealized investment (income) loss and fair value adjustment for acquisition-related contingent consideration), of $478.6 million, $419.3 million and $243.9 million;

- net change in operating assets and liabilities of $(16.0) million, $(19.8) million and $18.8 million;

- payments made for acquisition-related contingent consideration of $0 million, $51.5 million and $0 million;

- adjustments for unrealized investment income from Consolidated Funds of $84.9 million, $62.2 million and $26.1 million;

- net purchases of investments of Consolidated Funds of $326.6 million, $221.0 million and $75.1 million; and

- net change in operating assets and liabilities of Consolidated Funds of $15.3 million, $32 thousand and $0.1 million.

Investing Activities

Investing activities provided (used) $732.9 million, $(43.5) million and $(47.3) million of cash for fiscal 2026, 2025 and 2024, respectively, and primarily consisted of the following amounts:

- net contributions to investments of $41.4 million, $42.8 million and $19.0 million;

- net (contributions to) distributions from investments in legacy Greenspring entities of $1.9 million, $4.4 million and $(8.8) million;

- net cash recognized upon initial consolidation of funds of $812.1 million, $0 million and $0 million;

- net cash derecognized from deconsolidation of fund of $37.0 million, $0 million and $0 million; and

- purchases of fixed assets of $2.6 million, $5.1 million and $19.6 million.

Financing Activities

Financing activities provided (used) $37.4 million, $87.5 million and $(58.0) million of cash for fiscal 2026, 2025 and 2024, respectively, and primarily consisted of the following:

- net borrowings (repayments) on revolving credit facility of $0 million, $(50.0) million and $50.0 million;

- proceeds from issuance of notes payable of $0 million, $175.0 million and $0 million;

- deferred financing costs of $0 million; $5.4 million and $0 million;

- purchase of non-controlling interests of $10.3 million, $5.4 million and $0 million;

- sale of non-controlling interests of $0 million, $0 million and $3.0 million;

- redemption of redeemable non-controlling interests of $0 million, $13.0 million and $0 million;

- proceeds from capital contributions from non-controlling interests $3.3 million, $8.8 million and $43 thousand;

- distributions to non-controlling interests of $164.6 million, $129.3 million and $97.3 million;

- proceeds from capital contributions to legacy Greenspring entities of $1.4 million, $19.6 million and $12.5 million;

- distributions to non-controlling interests in legacy Greenspring entities of $6.2 million, $32.0 million and $9.0 million;

- payments made for acquisition-related contingent consideration of $0 million, $17.8 million and $0 million;

- dividends paid to common stockholders of $117.8 million, $75.8 million and $68.5 million;

- payments for taxes related to the net settlement of equity-based awards of $0.4 million, $1.5 million and $0.7 million;

- proceeds from issuance of Class A common stock under ESPP of $3.7 million, $2.5 million and $0 million;

- payments for repurchases of Class A common stock of $8.7 million, $0 million and $0 million;

- payments to related parties under the Tax Receivable Agreements of $12.6 million, $9.8 million and $10.3 million;

- net repayments on fund credit facility of $0 million, $40 thousand and $0 million;

- contributions from redeemable non-controlling interests in Consolidated Funds of $403.3 million, $240.3 million and $62.3 million; and

- redemptions of redeemable non-controlling interests in Consolidated Funds of $53.7 million, $18.7 million and $0 million.

Debt Obligations

Debt Obligations of the Company

Revolving Credit Facility

We are party to a credit agreement, as amended and restated in May 2024 (the "Credit Agreement"), which, among other things, increased the aggregate principal amount of the commitments thereunder to $300.0 million from $225.0 million and extended the maturity date of the revolving facility to May 2029. The Credit Agreement was arranged by JPMorgan Chase Bank, N.A., as the administrative agent and collateral agent, and certain other lenders party thereto and provides for a $300.0 million multicurrency Revolver.

Borrowings under the Revolver bear interest at a variable rate per annum. We may designate each borrowing as (i) in the case of any borrowing in U.S. dollars, a base rate loan or a Term Secured Overnight Financing Rate ("SOFR") rate loan, (ii) in the case of any borrowing denominated in Euros, a EURIBOR rate loan, (iii) in the case of any borrowing denominated in British Pounds Sterling, a Sterling Overnight Index Average ("SONIA") loan, (iv) in the case of any borrowing denominated in Swiss Francs, a Swiss Average Rate Overnight ("SARON") loan, and (v) in the case of any borrowing denominated in Australian dollars, an AUD rate loan. Borrowings bear interest equal to (i) in the case of base rate loans, 1.00% plus the greatest of (a) the Prime Rate, (b) the New York Federal Reserve Bank Rate plus 0.50% and (c) the 1 month Term SOFR, plus 1.10%, (ii) in the case of a Term SOFR rate loan, the Term SOFR rate plus 2.10%, (iii) in the case of a EURIBOR rate loan, the EURIBOR rate multiplied by the Statutory Reserve Rate (as defined in the Credit Agreement) plus 2.00%, (iv) in the case of a SONIA loan, the Sterling Overnight Index Average plus 2.03%, (v) in the case of a SARON loan, the Swiss Average Rate Overnight plus 2.00%, and (vi) in the case of an AUD rate loan, the AUD Screen Rate (as defined in the Credit Agreement) multiplied by the Statutory Reserve Rate plus 2.20%, in certain cases subject to applicable interest rate floors. The weighted-average interest rate in effect for the Revolver as of March 31, 2026 was 5.79%.

Borrowings under the Revolver may be repaid at any time during the term of the Credit Agreement and, subject to certain terms and conditions, may be reborrowed prior to the maturity date. Any outstanding principal amounts, together with any accrued interest thereon, shall be due and payable on the maturity date. The maturity date for the Revolver is May 16, 2029.

The Revolver bears a fee on undrawn commitments equal to 0.25% per annum if total utilization of revolving commitments is equal to or greater than 50% and 0.35% per annum if total utilization of revolving commitments is less than 50%.

We can use available funding capacity under the Revolver to satisfy letters of credit in amounts up to $10.0 million. Amounts used to satisfy the letters of credit reduce the available capacity under the Revolver. As of March 31, 2026, we had outstanding letters of credit totaling $10.1 million.

Senior Notes

On October 22, 2024, we issued $175.0 million aggregate principal amount of our 5.52% Series A senior notes due October 22, 2029, pursuant to the Note Purchase Agreement, dated as of October 22, 2024, in a private placement exempt from registration under the Securities Act.

Interest on the Notes is payable semi-annually in arrears on April 22 and October 22 of each year. Interest on the Notes accrues from and including October 22, 2024. The Notes will mature on October 22, 2029. We may, at our option, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding at a redemption price equal to 100% of the principal amount thereof plus any applicable "make-whole amount" and accrued and unpaid interest to the redemption date. So long as no default or event of default shall have occurred and be continuing under the Note Purchase Agreement, no make-whole amount will be due if the Notes are paid on or after April 22, 2029.

Debt Obligations of Consolidated Funds

Debt obligations of the Consolidated Funds primarily comprise amounts due to holders of debt securities issued by a consolidated collateralized financing entity ("CFE"). We are not liable for any of the notes payable issued by the CFE which are collateralized by the assets held by the CFE. As of March 31, 2026, the collateral of the CFE consisted of cash and cash equivalents and investments in funds which are generally organized as partnership and LLC interests. The notes payable may only be repaid from collateral proceeds, which will occur as distributions are received from underlying assets. Notes payable of the Consolidated Funds are collateralized by the assets held by the Consolidated Funds and the assets of one fund may not be used to satisfy the liabilities of another fund.

As of March 31, 2026, the consolidated CFE has the ability to issue up to $1,396.8 million of additional notes payable.

Certain Consolidated Funds may maintain revolving credit facilities that are secured by fund assets to fund investments on a short-term basis. The debt obligations of the Consolidated Funds are non-recourse to us.

In December 2024, one of our consolidated investment funds entered into a credit agreement with Northern Trust Global Service SE (the "Fund Credit Facility"). The Fund Credit Facility provides for a multi-currency revolving credit facility of up to $125.0 million. Amounts drawn under the facility must be repaid within 180 days. As of March 31, 2026, there were no outstanding borrowings under the Fund Credit Facility.

Borrowings under the Fund Credit Facility bear interest at a variable rate per annum. Borrowings in USD will bear interest at the applicable federal funds target rate (upper range) plus a margin of 250 basis points. Borrowings in GBP will bear interest at the Bank of England base rate plus a margin of 250 basis points. Borrowings in EUR will bear interest at the European Central Bank main refinancing rate plus a margin of 250 basis points.

In March 2026, our consolidated CFE entered into a credit agreement arranged by Alter Domus LLC, as the administrative agent, and certain other lenders party thereto that provides for a revolving credit facility (the "Liquidity Loan Facility") of up to $408.4 million. As of March 31, 2026, there were no outstanding borrowings under the Liquidity Loan Facility.

Borrowings under the Liquidity Loan Facility bear interest at a variable rate per annum at the Term SOFR plus a margin of 270 basis points. The facility also bears an unused commitment fee of 1.00% per annum.

Borrowings under the Liquidity Loan Facility may be repaid at any time during the term of the Agreement and, subject to certain terms and conditions, may be reborrowed prior to the maturity date. Any outstanding principal amounts, together with any accrued interest thereon, shall be due and payable on the maturity date. The maturity date for the Liquidity Loan Facility is March 23, 2031.

Debt Covenants

Under the terms of the Credit Agreement, certain of our assets serve as pledged collateral. In addition, the Credit Agreement contains covenants that, among other things: limit our ability to incur indebtedness; create, incur or allow liens; transfer or dispose of assets; merge with other companies; make certain investments; pay dividends or make distributions in certain circumstances; engage in new or different lines of business; and engage in certain transactions with affiliates. The Credit Agreement also contains financial covenants requiring us to maintain a total net leverage ratio and a minimum total of fee-earning assets under management.

The Note Purchase Agreement contains certain covenants, including those requiring us to (a) maintain a total net leverage ratio, (b) maintain a minimum total of fee-earning assets under management, (c) cause at least 80% of all management fees payable by material subsidiaries to us to be collected each period without deferral, waiver or reduction, (d) limit the amount of secured indebtedness to be incurred by us, and (e) other customary covenants. The Note Purchase Agreement also provides for customary events of default, which, if any occur and is continuing, could permit or require the entire unpaid principal amount of any or all Notes, plus all accrued and unpaid interest thereon and any applicable "make-whole amount" to become or to be declared due and payable immediately.

Under the terms of the Fund Credit Facility, certain of the assets of the Consolidated Funds serve as pledged collateral. In addition, the Fund Credit Facility contains covenants that, among other things: limit the ability of the fund to incur indebtedness; create, incur or allow liens; and other customary covenants. The Fund Credit Facility also provides for customary events of default, which, if any occur and are continuing, could permit or require the entire unpaid principal amount of any or all loans under the Fund Credit Facility, plus all accrued and unpaid interest thereon to become or to be declared due and payable immediately.

Liquidity Loan Facility

Under the terms of the Liquidity Loan Facility, certain assets of the Consolidated Funds serve as pledged collateral. In addition, the Liquidity Loan Facility contains covenants that, among other things: limit the ability of the fund to incur indebtedness; create, incur or allow liens; and other customary covenants. The Liquidity Loan Facility also provides for customary events of default, which, if any occur and are continuing, could permit or require the entire unpaid principal amount of any or all loans under the Liquidity Loan Facility, plus all accrued and unpaid interest thereon to become or to be declared due and payable immediately.

As of March 31, 2026, we were in compliance with the covenants under our various debt agreements.

Equity Transactions

In June 2025, we issued 152,768 shares of Class A common stock to certain limited partners of the Partnership in exchange for 152,768 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. We also issued 18,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 18,000 Class C units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class C Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us. We also issued 864,640 shares of Class A common stock to certain limited partners of the Partnership in exchange for 864,640 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us.

In September 2025, we issued 370,470 shares of Class A common stock to certain limited partners of the Partnership in exchange for 370,470 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. We also issued 16,658 shares of Class A common stock to certain limited partners of the Partnership in exchange for 16,658 Class C units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class C Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us. We also issued 135,697 shares of Class A common stock to certain limited partners of the Partnership in exchange for 135,697 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us.

In December 2025, we issued 116,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 116,000 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. We also issued 892,169 shares of Class A common stock to certain limited partners of the Partnership in exchange for 892,169 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to us.

In March 2026, we issued 379,955 shares of Class A common stock to certain limited partners of the Partnership in exchange for 379,955 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us.

Stock Repurchase Program

On March 9, 2026, our board of directors authorized a stock repurchase program of up to $100.0 million of our Class A common stock, excluding fees and expenses. Under the stock repurchase program, repurchases may be made from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act. The stock repurchase program may be modified, suspended or discontinued by the board of directors at any time without prior notice and does not have a specified expiration date. Each share of Class A common stock repurchased is funded with the proceeds, on a dollar-for-dollar basis, from the repurchase of Class A units by the Partnership from us in order to maintain the one-to-one ratio between outstanding shares of Class A common stock and Class A units.

Future Sources and Uses of Liquidity

In the future, we may issue additional equity or debt with the objective of increasing our available capital. We believe that we will be able to continue to meet our current and long-term liquidity and capital requirements through our cash flows from operating activities, existing cash and cash equivalents, and our ability to obtain future financing.

Dividends

On May 20, 2026, we announced a quarterly cash dividend of $0.28 per share of Class A common stock and a supplemental cash dividend of $0.55 per share of Class A common stock, both payable on June 30, 2026 to holders of record as of the close of business on June 15, 2026. The quarterly cash dividend and supplemental cash dividend relate to earnings in respect of our fourth fiscal quarter and full fiscal year 2026, respectively. The declaration of this supplemental dividend does not guarantee that we will declare supplemental dividends in the future and our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. See "Risk Factors—Risks Related to Our Organizational Structure—We currently pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law. In addition, any repurchases of our Class A common stock are discretionary and may be limited by applicable legal requirements and other considerations."

The following table presents information regarding quarterly cash dividends on Class A common shares for the periods indicated:

Quarterly Fiscal Period[1]	Dividend Payment Date	Dividend Per Share of Class A Common Stock
First quarter	June 30, 2023	$ 0.20
Supplemental[2]	June 30, 2023	0.25
Second quarter	September 15, 2023	0.21
Third quarter	December 15, 2023	0.21
Fourth quarter	March 15, 2024	0.21
Total dividends paid in FY2024		$ 1.08
First quarter	June 28, 2024	$ 0.21
Supplemental[2]	June 28, 2024	0.15
Second quarter	September 13, 2024	0.24
Third quarter	December 13, 2024	0.24
Fourth quarter	March 14, 2025	0.24
Total dividends paid in FY2025		$ 1.08
First quarter	June 30, 2025	$ 0.24
Supplemental[2]	June 30, 2025	0.40
Second quarter	September 15, 2025	0.28
Third quarter	December 15, 2025	0.28
Fourth quarter	March 13, 2026	0.28
Total dividends paid in FY2026		$ 1.48

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(1)   Dividends paid, as reported in this table, relate to the preceding quarterly period in which they were earned.

(2)   The supplemental cash dividend relates to earnings in respect of our full fiscal years 2023, 2024 and 2025, respectively.

We may pay additional dividends to holders of our Class A common stock in the future. The declaration and payment by us of any future dividends to Class A stockholders is at the sole discretion of our board of directors. Subject to funds being legally available, we will cause the Partnership to make pro rata distributions to its limited partners, including us, in amounts sufficient to make payment of applicable income and other taxes, to make payments under the Tax Receivable Agreements, and to make payment for corporate and other general expenses. Because our board of directors may determine to pay or not pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our excess distributions, even if the Partnership makes excess distributions to us.

Tax Receivable Agreements

We have entered into an Exchanges Tax Receivable Agreement with the Class B limited partners, Class C limited partners, and Class D limited partners and a Reorganization Tax Receivable Agreement with certain pre-IPO institutional investors (collectively, the "Tax Receivable Agreements"). The Tax Receivable Agreements provide for payment by SSG to these partners and pre-IPO institutional investors of the Partnership of 85% of the amount of the net cash tax savings, if any, that SSG realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) SSG's acquisition of such partner's and institutional investor's Partnership units and (ii) in the case of the Exchanges Tax Receivable Agreement, any payments SSG makes under the Exchanges Tax Receivable Agreement (including tax benefits related to imputed interest). SSG will retain the benefit of the remaining 15% of these net cash tax savings under the Tax Receivable Agreements.

Capital Requirements of Regulated Entities

We are required to maintain minimum net capital balances for regulatory purposes in the United States and certain non-U.S. jurisdictions in which we do business. These net capital requirements are met by retaining cash and cash equivalents in those jurisdictions. As a result, we may be restricted in our ability to transfer cash between different operating entities and jurisdictions. As of March 31, 2026, we were required to maintain approximately $27.1 million in net capital at these subsidiaries and were in compliance with all regulatory minimum net capital requirements.

Option Agreement Payment

In November 2022, we entered into arrangements with the SPW management team (the "Private Wealth Transaction") under which certain members of the SPW team received a profits interest in SPW and concurrently entered into an option agreement which provides that (i) we have the right to acquire the profits interest at the end of any fiscal quarter after June 30, 2027 in exchange for payment of a call price and (ii) the SPW management team, through an entity named CH Equity Partners, LLC, has the right to put the profits interest to us on June 30, 2026 or at the end of any fiscal quarter thereafter, in exchange for payment of a put price. The applicable call or put price is, in certain circumstances, subject to an earn-out or earn-down. The call or put price will be payable in cash unless we elect to pay up to 75% of the consideration in units of the Partnership, each to be exchangeable into shares of our Class A common stock, and, in either case, rights under one or more tax receivable agreements. As of March 31, 2026, based on the fair value of the liability classified awards, the estimated minimum and maximum amount of cash that would be potentially payable to settle the liability under the Private Wealth Transaction was $564.4 million and $2,257.6 million, respectively. We believe that we will be able to meet the cash requirements for settlement of the liability through our ability to obtain future financing. See note 10 to our consolidated financial statements included elsewhere in this annual report for more information. Certain assumptions used in determining the fair value are inherently subjective; therefore, the ultimate settlement amount for the liability classified awards may differ materially from the current estimate.

Contractual Obligations and Commitments

In the ordinary course of business, we enter into contractual arrangements that require future cash payments.

The following table sets forth information regarding our anticipated future cash payments under our contractual obligations as of March 31, 2026:

	Total	Less than 1 year	Years 1-3	Years 3-5	Thereafter
Operating lease obligations[1]	$ 134,731	$ 16,001	$ 29,712	$ 32,408	$ 56,610
Debt obligations[2]	275,000	—	—	275,000	—
Interest on debt obligations[3]	56,742	15,447	30,895	10,400	—
Debt obligations of Consolidated Funds[4]	931,185	—	—	—	931,185
Capital commitments[5]	109,993	109,993	—	—	—
Capital commitments of Consolidated Funds[6]	2,401,140	2,401,140	—	—	—
Capital commitments in legacy Greenspring funds[7]	28,302	28,302	—	—	—
Total	$ 3,937,093	$ 2,570,883	$ 60,607	$ 317,808	$ 987,795

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(1) We lease office space and certain office equipment under agreements that expire periodically through 2039. The table only includes guaranteed minimum lease payments under these agreements, including leases signed but not yet commenced at the period end, and does not project other lease-related payments.

(2) Debt obligations presented in the table relate to the Revolver and Notes, which have maturity dates of May 16, 2029 and October 22, 2029, respectively. The balance outstanding under the Revolver as of March 31, 2026 has been presented as an obligation payable in the years 3-5 column as there are no scheduled or required principal payments on the Revolver until the maturity date on May 16, 2029. The balance outstanding under the Notes as of March 31, 2026 has been presented as an obligation payable in the years 3-5 column as there are no scheduled or required principal payments on the Notes until the maturity date on October 22, 2029.

(3) Interest on debt obligations consists of projected future interest payments for amounts drawn on the Revolver using interest rates in effect as of March 31, 2026 and semi-annual interest payments for the aggregate principal amount of the Notes using the coupon rate of 5.52%, which has been calculated assuming no additional principal payments will be made and the outstanding balance will be held until its final maturity date. These projected interest payments may differ in the future based on the balances outstanding on the Revolver and Notes, respectively, as well as changes in market interest rates for the Revolver.

(4) Debt obligations of Consolidated Funds presented in the table represent amounts due to holders of debt securities issued by the Consolidated CFE vehicle. These obligations include interest to be paid on debt securities issued by the CFE vehicle and assume that no prepayments of principal are made and outstanding notes payable are held until maturity. For debt securities that bear only the rights to the residual value of the Consolidated CFE vehicle and have no stated interest rate, no interest payments were included in this calculation. The maturity date of the notes payable issued by the Consolidated CFE vehicle is April 2041.

(5) Capital commitments represent our obligations to provide general partner capital funding to the StepStone Funds. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the less than 1 year column. Capital commitments are expected to be called over a period of several years. As of March 31, 2026, we had unfunded commitments totaling $187.5 million before the consolidation of funds, and $110.0 million after the consolidation of funds.

(6) Capital commitments of Consolidated Funds represent our obligations to provide capital funding to the StepStone Funds held through the Consolidated Funds. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the less than 1 year column. Capital commitments are expected to be called over a period of several years.

(7) In connection with the Greenspring acquisition, we, indirectly through our subsidiaries, became the sole and/or managing member of certain entities, each of which is the general partner of an investment fund ("legacy Greenspring general partner entities"). We did not acquire any direct economic interests attributable to the legacy Greenspring

general partner entities, including legacy Greenspring investments in funds and carried interest allocations. We determined that the legacy Greenspring general partner entities are VIEs and that we are the primary beneficiary of each such entity because we have a controlling financial interest in each entity. As a result, we consolidate these entities. Capital commitments in legacy Greenspring funds represent our obligations to provide general partner capital funding in legacy Greenspring funds for which we do not hold any direct economic interests. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the less than 1 year column. Capital commitments are expected to be called over a period of several years.

The payments that we are required to make under the Tax Receivable Agreements are expected to be substantial and are not reflected in the contractual obligations table set forth above as they are dependent upon future taxable income.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that would expose us to any liability or require us to fund losses or guarantee target returns to clients in our funds that are not reflected in our consolidated financial statements. See notes 4 and 16, respectively, to our consolidated financial statements included in Part II, Item 8 of this annual report for information on variable interest entities and commitments and contingencies.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and judgments, however, are both subjective and subject to change, and actual amounts may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See note 2 to our consolidated financial statements included in Part II, Item 8 of this annual report for a summary of our significant accounting policies.

Consolidation

We consolidate all entities that we control through a majority voting interest or as the primary beneficiary of a variable interest entity ("VIE"). We use, and expect to continue to use, a combination of our equity ownership, governance rights and other contractual arrangements to control operations of these entities. However, these arrangements may not be as effective in providing us with control over these operations as would wholly owning these entities. See note 4 to our consolidated financial statements included in Part II, Item 8 of this annual report for information on variable interest entities.

Under the VIE model, we are required to perform an analysis as to whether we have a variable interest in an entity and whether the entity is a VIE. In evaluating whether we hold a variable interest, we review all of our financial relationships to determine whether we are exposed to the risks and rewards created and distributed by an entity. We hold variable interests in certain operating subsidiaries not wholly-owned by us and in the StepStone Funds in which we serve as the general partner or managing member. We also assess whether the fees received from the StepStone Funds as a decision maker or in exchange for services (including management fees, incentive fees and carried interest allocations) are customary and commensurate with the level of effort required to provide the services. We consider all economic interests, including indirect interests, to determine if a fee is considered a variable interest. We determined our fee arrangements with the StepStone Funds are not considered to be variable interests.

If we have a variable interest in an entity, we further assess whether the entity is a VIE and, if so, whether we are the primary beneficiary. Entities that do not qualify as VIEs are assessed for consolidation under the voting interest model. Under the voting interest model, we consolidate those entities we control through a majority voting interest. The assessment of whether an entity is a VIE requires an evaluation of qualitative factors and, where applicable, quantitative factors. These judgments include: (a) determining whether the entity has sufficient equity at risk, (b) evaluating whether the equity holders, as a group, lack the ability to make decisions that significantly affect the economic performance of the entity and (c) determining whether the entity is structured with disproportionate voting rights in relation to their equity interests.

For entities that are determined to be VIEs, we are required to consolidate those entities where we have concluded that we are the primary beneficiary. The primary beneficiary is defined as the variable interest holder with (a) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In evaluating whether we are the primary beneficiary, we evaluate our economic interests in the entity held either directly or indirectly by us. At each reporting date, we determine whether any reconsideration events have occurred that require us to revisit the primary beneficiary analysis, and we will consolidate or deconsolidate accordingly.

We provide investment advisory services to the StepStone Funds, which have third-party investors. StepStone Funds are generally VIEs because they have not granted the third-party investors substantive rights to terminate or remove the general partner or participating rights. We do not consolidate most of the StepStone Funds that are VIEs because we are not the primary beneficiary of those funds, primarily because our fee arrangements are considered customary and commensurate and thus not deemed to be variable interests, and we do not hold any other interests in those funds that are considered more than insignificant. We consolidate certain of our operating subsidiaries that are VIEs because we are the primary beneficiary.

The Consolidated Funds comprise certain entities that constitute client investment funds that we manage or control and have been consolidated in the accompanying consolidated financial statements. Including the results of the Consolidated Funds increases the reported amounts of the assets, liabilities, expenses and cash flows in the accompanying consolidated financial statements, and amounts related to economic interests held by third-party investors are reflected as redeemable non-controlling interests in Consolidated Funds. The revenues earned by us as investment manager of the Consolidated Funds are eliminated in consolidation and generally have no direct effect on the net income attributable to SSG or to stockholders' equity.

Revenues

We recognize revenue in accordance with ASC 606. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The application of ASC 606 requires us to identify our contract(s) with a customer, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. We have elected to apply the variable consideration allocation exception for our fee arrangements with our customers.

Management and Advisory Fees, Net

We recognize management and advisory fee revenues when control of the promised services is transferred to customers, in an amount that reflects the consideration that we expect to receive in exchange for those services. For asset management services and the arrangement of administrative services, we satisfy these performance obligations over time because the customer simultaneously receives and consumes the benefits of the services as they are performed. Advisory fees from contracts where we do not have discretion over investment decisions are generally based on fixed amounts and typically billed quarterly. Management fees are reflected net of certain professional and administrative services and distribution and servicing fees paid to third parties for which we are acting as an agent. Management fees include income-based incentive fees, which are based on net investment income of certain funds.

Performance Fees

We earn two types of performance fee revenues: incentive fees and carried interest allocations, as described below.

Incentive fees are generally calculated as a percentage of the profits (up to 15%) earned in respect of certain accounts, including certain permanent capital vehicles, for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are a form of variable consideration and represent contractual fee arrangements in our contracts with our customers. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax.

We recognize incentive fee revenue only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization). However, clawback terms for incentive fees received prior to crystallization only require the return of amounts on a net of tax basis. Accordingly, the tax-related portion of incentive fees received in advance of crystallization is not subject to clawback and is therefore recognized as revenue immediately upon receipt. Incentive fees received in advance of crystallization that remain subject to clawback are recorded as deferred incentive fee revenue and included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Carried interest allocations include the allocation of performance-based fees, commonly referred to as carried interest, to us from unaffiliated limited partners in the StepStone Funds in which we hold an equity interest. We are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These carried interest allocations are subject to the achievement of minimum return levels (typically 5% to 10%), in accordance with the terms set forth in each respective fund's governing documents. We account for our investment balances in the StepStone Funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, carried interest allocations are not deemed to be within the scope of ASC 606.

Legacy Greenspring carried interest allocations include the allocation of carried interest to legacy Greenspring general partner entities from limited partners in certain legacy Greenspring funds in which the legacy Greenspring general partner entities hold an equity interest. The legacy Greenspring general partner entities are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. We account for the investment balances in the legacy Greenspring funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, legacy Greenspring carried interest allocations are not deemed to be within the scope of ASC 606. We do not hold any direct economic interests in the legacy Greenspring general partner entities and thus are not entitled to any carried interest allocation from the legacy funds. All of the carried interest allocations in respect of the legacy Greenspring funds are payable to employees who are considered affiliates to us and are therefore reflected as legacy Greenspring performance fee-related compensation in the consolidated statements of income (loss).

We recognize revenue attributable to carried interest allocations from a fund based on the amount that would be due to us pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as carried interest allocation revenue reflects our share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. We record the amount of carried interest allocated to us as of each period end as accrued carried interest allocations receivable, which is included as a component of investments in the consolidated balance sheets. Our determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted-average cost of capital, exit multiples, or terminal growth rates.

Carried interest is generally realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. Carried interest is generally subject to reversal to the extent that the amount received to date exceeds the amount due to us based on cumulative results. As such, a liability is accrued for potential clawback obligations if amounts previously distributed to us would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace – including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and therefore a lesser degree of judgment is used in measuring their fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

- Level I – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments classified in this category include less liquid securities traded in active markets and securities traded in other than active markets.

- Level III – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors including, for example, the type of instrument, whether the instrument has recently been issued, whether the instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for financial instruments categorized in Level III. The variability and availability of the observable inputs affected by the factors described above may result in transfers between Levels I, II, and III.

We consider our cash, cash equivalents, restricted cash, fees and accounts receivable, accounts payable, investments, notes payable, and revolving credit facility to be financial instruments. The carrying amounts of cash, cash equivalents, restricted cash, fees and accounts receivable and accounts payable equal or approximate their fair values due to their nature and/or the relatively short period over which they are held. See note 9 for additional details regarding the fair value of our notes payable and revolving credit facility balances.

Equity-Based Compensation

We account for grants of equity-based awards, including service-based RSUs and PRSUs, to certain employees and directors at fair value as of the grant date. We recognize non-cash compensation expense attributable to these grants on a straight-line basis over the requisite service and performance period, which is generally the vesting period. Expense related to grants of PRSUs is recognized if it is probable that the performance condition will be satisfied. Expense related to grants of equity-based awards is recognized as equity-based compensation expense in the consolidated statements of income (loss). The fair value of RSUs and PRSUs is determined by the closing stock price on the grant date. Forfeitures of equity-based awards are recognized as they occur. Awards classified as liabilities are remeasured at the end of each reporting period until settlement. Equity-based compensation cost for the employee stock purchase plan ("ESPP") is measured as the discount the employee receives upon purchase of shares and the option value of a share when the offering contains a look-back option feature. See note 10 to our consolidated financial statements for additional information regarding our accounting for equity-based awards.

Performance Fee-Related Compensation

A portion of the carried interest allocation revenue and incentive fees we earn is awarded to employees and other carry participants in the form of award letters ("carry awards") as a form of long-term incentive compensation. Performance fee-related compensation is generally tied to the investment performance of the StepStone Funds. Approximately 50% of carried interest allocation revenue is awarded to employees and other participants as part of our long-term incentive compensation plan, fostering alignment of interest with our clients and investors, and retaining key investment professionals. Carry awards to employees and other participants are accounted for as a component of compensation and benefits expense in conjunction with our recognition of the related realized and unrealized carried interest allocation revenue and, until paid, is recorded as accrued carried interest-related compensation in the consolidated balance sheets. Upon a reversal of carried interest allocation revenue, the related compensation expense, if any, is also reversed. Liabilities recognized for carried interest-related compensation amounts due to affiliates are not paid until the related carried interest allocation revenue is realized. Incentive fee-related compensation is accrued as performance fee-related compensation expense when it is probable and estimable that payment will be made. The incentive fee-related compensation accrual is based on a number of factors, including the cumulative activity for the period and the distribution of the net proceeds in accordance with the applicable governing agreement. On April 1, 2024, certain of our non-wholly owned subsidiaries underwent transactions to effect unitization of the outstanding limited partnership interests, including the class of interests relating to awards of carried interest allocations granted to employees, to combine into a single class of limited partnership interests and redesignated into units. The class of interests relating to awards of carried interest allocations granted to employees were previously presented as carried interest-related compensation expense.

Income Taxes

SSG is a corporation for U.S. federal income tax purposes and therefore is subject to U.S. federal and state income taxes on its share of taxable income generated by the Partnership. The Partnership is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by the Partnership flows through to its limited partners, including SSG, and is generally not subject to U.S. federal or state income tax at the Partnership level. The Partnership's non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to non-U.S. income taxes. Additionally, certain subsidiaries are subject to local jurisdiction taxes at the entity level, which are reflected within income tax expense in the consolidated statements of income (loss). As a result, the Partnership does not record U.S. federal and state income taxes on income in the Partnership or its subsidiaries, except for certain local and foreign income taxes discussed above.

Taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted. Deferred tax liabilities are included within accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. The principal items giving rise to temporary differences are certain basis differences resulting from exchanges of Partnership units. See Tax Receivable Agreements below.

Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of our future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

We are subject to the provisions of ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as more-likely-than-not to be sustained by the relevant taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. If upon performance of an assessment pursuant to this subtopic, management determines that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the consolidated financial statements. We recognize interest and penalties, if any, related to unrecognized tax benefits as interest expense and general, administrative and other expenses, respectively, in the consolidated statements of income (loss). See note 11 to our consolidated financial statements for more information.

The Company has elected to account for global intangible low-taxed income ("GILTI") earned by foreign subsidiaries in the period the tax is incurred.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. We review our tax positions quarterly and adjust our tax balances as new information becomes available.

Tax Receivable Agreements

The Tax Receivable Agreements provide for payment by SSG to the Class B limited partners, Class C limited partners, Class D limited partners and pre-IPO institutional investors of the Partnership of 85% of the amount of the net cash tax savings, if any, that SSG realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) SSG's acquisition of such partners' and institutional investors' Partnership units and (ii) in the case of the Exchanges Tax Receivable Agreement, any payments SSG makes under the Exchanges Tax Receivable Agreement (including tax benefits related to imputed interest). SSG will retain the benefit of the remaining 15% of these net cash tax savings under the Tax Receivable Agreements. In connection with the Greenspring acquisition, the sellers receiving Class C units of the Partnership became parties to the Exchanges Tax Receivable Agreement and in connection with the closings under the Transaction Agreements for SRA and SRE, the sellers receiving Class D units of the Partnership became parties to the Exchanges Tax Receivable Agreement. See note 14 to our consolidated financial statements for more information.

Recent Accounting Developments

Information regarding recent accounting developments and their effects to us can be found in note 2 to our consolidated financial statements included in Part II, Item 8 of this annual report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, we are exposed to a broad range of risks inherent in the financial markets in which we participate, including price risk, interest-rate risk, access to and cost of financing risk, liquidity risk, counterparty risk and foreign exchange-rate risk. Potentially negative effects of these risks may be mitigated to a certain extent by those aspects of our investment approach, investment strategies, fundraising practices or other business activities that are designed to benefit, either in relative or absolute terms, from periods of economic weakness, tighter credit markets or financial market dislocations.

Market Risk

Our predominant exposure to market risk is related to our role as general partner or investment manager for our focused commingled funds and SMAs and the sensitivities to movements in the fair value of their investments, which may adversely affect our performance fee revenues and investment income.

Our management fee and advisory fee revenues have historically been only marginally affected by changes in investment values because our management fees are generally based on commitments or net invested capital and our advisory fees are fixed. For the years ended March 31, 2026 and 2025, NAV-based management fees represented approximately 24% and 14%, respectively, of total net management and advisory fees. The increase in NAV-based management fees as a percentage of total net management and advisory fees is primarily attributable to the continued growth of our private wealth funds, which earn fees based on a contractual rate applied to NAV. As the private wealth funds continue to scale, the proportion of NAV-based fees may increase further in future periods, which could result in greater sensitivity of our management fee revenues to changes in investment values. We estimate that a 10% decline in market values of the investments held in our funds as of March 31, 2026 and 2025 would result in an approximate decrease to annual management fees of $21.2 million and $11.2 million, respectively.

The fair value of the financial assets and liabilities of our focused commingled funds and SMAs may fluctuate in response to changes in the fair value of a fund's underlying investments, foreign currency exchange rates, commodity prices and interest rates. The effect of these risks is as follows:

- Incentive fees from our funds are not materially affected by changes in the fair value of unrealized investments because they are based on realized gains and subject to achievement of performance criteria rather than on the fair value of the fund's assets prior to realization. As of March 31, 2026 and 2025, we had $21.1 million and $22.3 million, respectively, of deferred incentive fee revenue recorded in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

- We earn carried interest allocation revenue from certain of the StepStone Funds based on cumulative fund performance to date, subject to specified performance criteria. Our carried interest allocation is affected by changes in market factors. However, the degree of impact will vary depending on several factors, including but not limited to (i) the performance criteria for each individual fund in relation to how that fund's results of operations are affected by changes in market factors; (ii) whether such performance criteria are annual or over the life of the fund; (iii) to the extent applicable, the previous performance of each fund in relation to its performance criteria; and (iv) whether each funds' performance related distributions are subject to contingent repayment. As a result, the impact of changes in market factors on carried interest allocation revenue will vary widely from fund to fund. An overall decrease of 10% in the general equity markets would not necessarily drive the same impact on our funds' valuations, as many of our investments in our funds are illiquid and do not trade on any exchange. Additionally, as a large percentage of our carried interest allocation revenues is paid to employees as carried interest-related compensation, the overall net impact to our income would be mitigated by lower compensation payments. As of March 31, 2026 and 2025, the maximum amount of carried interest allocations (excluding legacy Greenspring carried interest allocations) subject to contingent repayment, net of tax, was an estimated $438.7 million and $355.0 million, respectively, assuming the fair value of all investments was zero, a possibility that we view as remote. The primary driver for the change in the contingent repayment between periods is due to additional carried interest allocation realizations in fiscal 2026 that are potentially subject to clawback.

- Investment income changes in relation to realized and unrealized gains and losses of the underlying investments in our funds in which we have a general partner commitment. Based on investments (excluding legacy Greenspring investments in funds and investments of Consolidated Funds) held as of March 31, 2026 and 2025, we estimate that a 10% decline in fair value of the investments in funds would result in a decrease in investment income of $24.9 million and $18.4 million, respectively.

Exchange Rate Risk

Our business is affected by movements in the exchange rate between the U.S. dollar and non-U.S. dollar currencies in respect of revenues and expenses of our foreign offices that are denominated in non-U.S. dollar currencies and cash and other balances we hold in non-functional currencies. The amount of revenues and expenses attributable to our foreign offices is not material in relation to our U.S. offices. Therefore, changes in exchange rates are not expected to materially affect our consolidated financial statements.

Certain of our focused commingled funds and SMAs hold investments denominated in non-U.S. dollar currencies that may be affected by movements in the exchange rate between the U.S. dollar and foreign currencies, which could affect investment performance. The currency exposure related to investments in foreign currency assets is limited to our general partner interest, which is typically no more than 1% of total capital commitments. Changes in exchange rates are not expected to materially affect our consolidated financial statements.

Interest Rate Risk

As of March 31, 2026 and 2025, we had $175.0 million in borrowings outstanding under our Notes and $100.0 million amount outstanding under our Revolver. The Revolver accrues interest at a variable rate and the Notes accrue interest at a fixed rate of 5.52%. As of both March 31, 2026 and 2025, we estimate that interest expense would increase by $2.8 million on an annualized basis as a result of a 100 basis point increase in interest rates. Based on the $213.6 million and $245.3 million of cash, cash equivalents and restricted cash (excluding Consolidated Funds) as of March 31, 2026 and 2025, respectively, we estimate that interest income would increase by $2.1 million and $2.5 million, respectively, on an annualized basis as a result of a 100 basis point increase in interest rates.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	135
Consolidated Balance Sheets as of March 31, 2026 and 2025	140
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2026, 2025 and 2024	142
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2026, 2025 and 2024	143
Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2026, 2025 and 2024	144
Consolidated Statements of Cash Flows for the Years Ended March 31, 2026, 2025 and 2024	146
Notes to Consolidated Financial Statements	149

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of StepStone Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StepStone Group Inc. (the Company) as of March 31, 2026 and 2025, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of underlying investments of equity method investments

Description of the Matter

The Company has investments in funds of $249.4 million and accrued carried interest allocations of $2,036.9 million as of March 31, 2026. As discussed in Notes 2 and 5 to the consolidated financial statements, a significant input to the measurement of the Company's investments in funds and accrued carried interest allocations is management's estimate of the fair value of investments held by the StepStone Funds, specifically investments that are valued using significant unobservable inputs classified as Level III within the fair value hierarchy.

Auditing management's determination of the fair value of Level III investments involved a high degree of auditor subjectivity because these investments exhibit higher estimation uncertainty.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's investment valuation process. This included management's review controls over the assessment of the valuation techniques and significant unobservable inputs used to estimate the fair value and management's review of the completeness and accuracy of the data used in these estimates.

Our audit procedures included, among others, evaluating, on a sample basis, the valuation techniques and significant unobservable inputs used by the Company and testing the mathematical accuracy of the related valuation models.

For example, for a sample of Level III fund investments, we performed procedures to evaluate the significant unobservable inputs such as the selected earnings before interest, taxes, depreciation and amortization multiples or revenue multiples that were derived from comparable companies. These procedures included assessing management's determination of the comparable companies, and, where applicable, comparing the selected multiples to market observed transactions of such companies.

We considered and evaluated information that corroborated or contradicted the significant unobservable inputs or concluded fair value. We also evaluated subsequent events and transactions and considered whether they corroborated or contradicted the year-end valuations.

Finally, we involved more senior, more experienced audit team members to perform audit procedures related to Level III investments described above.

Valuation of liability classified awards

Description of the Matter	As disclosed in Note 10 to the consolidated financial statements, the Company recognized $2,265.8 million, for liability classified awards within accrued compensation and benefits in the consolidated financial statements. As of March 31, 2026, the Company determined with the assistance of a third-party valuation specialist the fair value of the liability classified awards based on the contractual redemption price using significant unobservable inputs including projected earnings of StepStone Private Wealth LLC, a discount rate and an adjusted trading multiple.
	Auditing the Company's fair value of the liability classified awards involved a high degree of subjectivity as the significant unobservable inputs used in the determination of fair value were based on assumptions about future market and economic conditions and could have a material effect on the fair value of the liability classified awards.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's valuation process for the liability classified awards. This included management's review controls over the valuation methodology and significant assumptions used to estimate the fair value of the liability classified awards, and management's review controls over the completeness and accuracy of the data used in the forecast and valuation model.
	Our audit procedures included, among others, evaluating the Company's valuation methodology and significant inputs used to estimate the fair value of the liability classified awards and testing the mathematical accuracy of the Company's valuation model. For example, we compared the significant unobservable inputs described above to current market and economic trends, the historical results of the business and performed sensitivity analyses of the significant inputs to evaluate contrary evidence and the change in the fair value estimate that would result from changes in the inputs. We tested the calculation of the contractual redemption price and verified the significant inputs used in the calculation were consistent with those prescribed in the related transaction agreements. We involved our valuation specialists to assist in our evaluation of the Company's valuation methodology and certain significant unobservable inputs used in the fair value estimate, including the discount rate and adjusted trading multiple used in the Company's valuation model.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

New York, NY

May 27, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of StepStone Group Inc.

Opinion on Internal Control Over Financial Reporting

We have audited StepStone Group Inc.'s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, StepStone Group Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2026 and 2025, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes and our report dated May 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, NY

May 27, 2026

StepStone Group Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	As of March 31,	
	2026	2025
Assets		
Cash and cash equivalents	$ 213,065	$ 244,791
Restricted cash	579	502
Fees and accounts receivable	133,287	80,871
Due from affiliates	113,150	92,723
Investments:		
Investments in funds	249,447	183,694
Accrued carried interest allocations	2,036,892	1,495,664
Legacy Greenspring investments in funds and accrued carried interest allocations[1]	752,776	629,228
Deferred income tax assets	614,788	382,886
Lease right-of-use assets, net	81,565	91,841
Other assets and receivables	58,946	62,869
Intangibles, net	223,044	263,872
Goodwill	580,542	580,542
Assets of Consolidated Funds:		
Cash and cash equivalents	905,357	44,511
Investments, at fair value	715,335	415,011
Other assets	83,929	17,688
Total assets	$ 6,762,702	$ 4,586,693
Liabilities and stockholders' equity		
Accounts payable, accrued expenses and other liabilities	$ 102,685	$ 89,731
Accrued compensation and benefits	2,360,770	736,695
Accrued carried interest-related compensation	1,100,604	757,968
Legacy Greenspring accrued carried interest-related compensation[1]	619,186	495,739
Due to affiliates	362,833	331,821
Lease liabilities	103,600	113,519
Debt obligations	270,572	269,268
Liabilities of Consolidated Funds:		
Other liabilities	25,241	17,580
Debt obligations	931,185	—
Total liabilities	5,876,676	2,812,321
Commitments and contingencies (Note 15)		
Redeemable non-controlling interests in Consolidated Funds	186,236	377,897
Redeemable non-controlling interests in subsidiaries	8,777	6,327
Stockholders' equity:		
Class A common stock, $0.001 par value, 650,000,000 authorized; 80,703,553 and 76,761,399 issued and outstanding as of March 31, 2026 and 2025, respectively	81	77
Class B common stock, $0.001 par value, 125,000,000 authorized; 38,637,761 and 39,656,954 issued and outstanding as of March 31, 2026 and 2025, respectively	39	40
Additional paid-in capital	482,057	421,057
Accumulated deficit	(896,879)	(242,546)
Accumulated other comprehensive income	1,143	728
Total StepStone Group Inc. stockholders' equity	(413,559)	179,356
Non-controlling interests in subsidiaries	1,373,242	1,056,510
Non-controlling interests in legacy Greenspring entities[1]	133,590	133,489
Non-controlling interests in the Partnership	(402,260)	20,793
Total stockholders' equity	691,013	1,390,148
Total liabilities and stockholders' equity	$ 6,762,702	$ 4,586,693

(1)   Reflects amounts attributable to consolidated VIEs for which the Company did not acquire any direct economic interests. See notes 2 and 5 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Balance Sheets
(in thousands)

The following presents the portion of the consolidated balances presented above attributable to consolidated variable interest entities.

	As of March 31,	
	2026	2025
Assets		
Cash and cash equivalents	$ 90,403	$ 75,769
Restricted cash	579	502
Fees and accounts receivable	107,352	66,692
Due from affiliates	53,123	43,830
Investments in funds	77,202	47,362
Legacy Greenspring investments in funds and accrued carried interest allocations	752,776	629,228
Deferred income tax assets	4,491	275
Lease right-of-use assets, net	15,850	18,307
Other assets and receivables	16,135	16,859
Assets of Consolidated Funds:		
Cash and cash equivalents	905,357	44,511
Investments, at fair value	715,335	415,011
Other assets	83,929	17,688
Total assets	$ 2,822,532	$ 1,376,034
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 36,438	$ 29,484
Accrued compensation and benefits	2,321,815	699,015
Legacy Greenspring accrued carried interest-related compensation	619,186	495,739
Due to affiliates	18,292	18,072
Lease liabilities	17,048	18,814
Liabilities of Consolidated Funds:		
Other liabilities	25,241	17,580
Debt obligations	931,185	—
Total liabilities	$ 3,969,205	$ 1,278,704

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Income (Loss)
(in thousands, except share and per share amounts)

	Year Ended March 31,		
	2026	2025	2024
Revenues			
Management and advisory fees, net	$ 926,465	$ 767,014	$ 585,140
Performance fees:			
Incentive fees	220,133	32,275	25,339
Carried interest allocations:			
Realized	168,582	159,653	49,401
Unrealized	539,712	141,547	126,908
Total carried interest allocations	708,294	301,200	176,309
Legacy Greenspring carried interest allocations[1]	138,711	74,341	(75,157)
Total performance fees	1,067,138	407,816	126,491
Total revenues	1,993,603	1,174,830	711,631
Expenses			
Compensation and benefits:			
Cash-based compensation	414,147	331,808	292,962
Equity-based compensation	1,742,057	669,126	42,357
Performance fee-related compensation:			
Realized	192,577	94,748	37,687
Unrealized	342,225	94,272	74,694
Total performance fee-related compensation	534,802	189,020	112,381
Legacy Greenspring performance fee-related compensation[1]	138,711	74,341	(75,157)
Total compensation and benefits	2,829,717	1,264,295	372,543
General, administrative and other	187,254	177,354	167,317
Total expenses	3,016,971	1,441,649	539,860
Other income (expense)			
Investment income	40,819	15,096	7,452
Legacy Greenspring investment income (loss)[1]	4,945	(1,185)	(9,087)
Investment income of Consolidated Funds	92,407	65,374	28,472
Interest income	11,833	10,850	3,664
Interest expense	(18,502)	(12,701)	(9,331)
Other income (loss)	697	(32,650)	2,455
Total other income	132,199	44,784	23,625
Income (loss) before income tax	(891,169)	(222,035)	195,396
Income tax expense (benefit)	(147,893)	(49,208)	27,576
Net income (loss)	(743,276)	(172,827)	167,820
Less: Net income attributable to non-controlling interests in subsidiaries	103,782	79,282	37,240
Less: Net income (loss) attributable to non-controlling interests in legacy Greenspring entities[1]	4,945	(1,185)	(9,087)
Less: Net income (loss) attributable to non-controlling interests in the Partnership	(384,633)	(125,850)	59,956
Less: Net income attributable to redeemable non-controlling interests in Consolidated Funds	65,988	53,731	15,838
Less: Net income attributable to redeemable non-controlling interests in subsidiaries	2,450	758	5,782
Net income (loss) attributable to StepStone Group Inc.	$ (535,808)	$ (179,563)	$ 58,091
Net income (loss) per share of Class A common stock:			
Basic	$ (6.78)	$ (2.52)	$ 0.91
Diluted	$ (6.78)	$ (2.52)	$ 0.91
Weighted-average shares of Class A common stock:			
Basic	79,039,229	71,142,916	63,489,135
Diluted	79,039,229	71,142,916	66,544,038
Dividends declared per share of Class A common stock	$ 1.48	$ 1.08	$ 1.08

(1)   Reflects amounts attributable to consolidated VIEs for which the Company did not acquire any direct economic interests. See notes 2, 3 and 5 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

		Year Ended March 31,	
	2026	**2025**	**2024**
Net income (loss)	$ (743,276)	$ (172,827)	$ 167,820
Other comprehensive income (loss):			
Foreign currency translation adjustment	(1,214)	38	(793)
Unrealized gain on defined benefit plan, net	945	1,179	118
Total other comprehensive income (loss)	(269)	1,217	(675)
Comprehensive income (loss) before non-controlling interests	(743,545)	(171,610)	167,145
Less: Comprehensive income attributable to non-controlling interests in subsidiaries	103,673	79,840	36,912
Less: Comprehensive income (loss) attributable to non-controlling interests in legacy Greenspring entities	4,945	(1,185)	(9,087)
Less: Comprehensive income (loss) attributable to non-controlling interests in the Partnership	(384,698)	(125,615)	59,805
Less: Comprehensive income attributable to redeemable non-controlling interests in Consolidated Funds	65,988	53,731	15,838
Less: Comprehensive income attributable to redeemable non-controlling interests in subsidiaries	2,450	758	5,782
Comprehensive income (loss) attributable to StepStone Group Inc.	$ (535,903)	$ (179,139)	$ 57,895

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Non-Controlling Interests in Subsidiaries	Non-Controlling Interests in Legacy Greenspring Entities	Non-Controlling Interests in the Partnership	Total Stockholders' Equity
Balance at March 31, 2023	$ 63	$ 46	$ 610,567	$ 160,430	$ 461	$ 36,380	$ 152,658	$ 668,182	$ 1,628,787
Net income (loss)	—	—	—	58,091	—	37,240	(9,087)	59,956	146,200
Other comprehensive loss	—	—	—	—	(196)	(328)	—	(151)	(675)
Contributed capital	—	—	—	—	—	—	12,460	43	12,503
Equity-based compensation	—	—	10,771	—	—	674	—	8,236	19,681
Distributions	—	—	—	—	—	(39,573)	(8,989)	(57,768)	(106,330)
Dividends declared	—	—	—	(70,346)	—	—	—	—	(70,346)
Vesting of equity-based awards, net of shares withheld for taxes	1	—	(392)	—	—	—	—	(304)	(695)
Exchange of Class B and Class C units for Class A common stock and redemption of corresponding Class B common stock	2	(1)	(2)	—	—	—	—	—	(1)
Sale of non-controlling interests	—	—	851	—	—	1,553	—	641	3,045
Equity reallocation between controlling and non-controlling interests	—	—	21,277	—	39	(2,881)	—	(18,435)	—
Deferred tax effect resulting from equity transactions affecting ownership in the Partnership[1]	—	—	132,560	—	—	—	—	—	132,560
Reclassification and adjustment of non-controlling interests in subsidiaries to redeemable equity at redemption value	—	—	(465,339)	(134,407)	—	(34,860)	—	(451,886)	(1,086,492)
Reclassification of non-controlling interests in subsidiaries from redeemable equity	—	—	—	—	—	976,354	—	—	976,354
Balance at March 31, 2024	66	45	310,293	13,768	304	974,559	147,042	208,514	1,654,591
Net income (loss)	—	—	—	(179,563)	—	79,282	(1,185)	(125,850)	(227,316)
Other comprehensive income	—	—	—	—	424	558	—	235	1,217
Contributed capital	—	—	—	—	—	8,773	19,603	3	28,379
Equity-based compensation	—	—	9,847	—	—	816	—	6,659	17,322
Distributions	—	—	—	—	—	(49,789)	(31,971)	(79,490)	(161,250)
Dividends declared	—	—	—	(76,751)	—	—	—	—	(76,751)
Vesting of equity-based awards, net of shares withheld for taxes	1	—	(897)	—	—	—	—	(576)	(1,472)
Class A common stock issued under ESPP	—	—	1,585	—	—	—	—	936	2,521
Exchange of Class B, Class C and Class D units for Class A common stock and redemption of corresponding Class B common stock	10	(8)	(10)	—	—	—	—	—	(8)
Vesting of Class B2 units and issuance of corresponding Class B common stock at par value	—	3	—	—	—	—	—	—	3
Purchase of non-controlling interests	—	—	(3,149)	—	—	—	—	(2,249)	(5,398)
Settlement of non-controlling interests related to awards of carried interest allocations	—	—	—	—	—	54,977	—	—	54,977
Redemption of redeemable non-controlling interests in subsidiaries	—	—	55,879	—	—	—	—	41,504	97,383
Equity reallocation between controlling and non-controlling interests	—	—	41,559	—	—	(12,666)	—	(28,893)	—
Deferred tax effect resulting from equity transactions affecting ownership in the Partnership[1]	—	—	5,950	—	—	—	—	—	5,950
Balance at March 31, 2025	$ 77	$ 40	$ 421,057	$ (242,546)	$ 728	$ 1,056,510	133,489	$ 20,793	$ 1,390,148

(1) See notes 11 and 14 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Non-Controlling Interests in Subsidiaries	Non-Controlling Interests in Legacy Greenspring Entities	Non-Controlling Interests in the Partnership	Total Stockholders' Equity
Balance at March 31, 2025	$ 77	$ 40	$ 421,057	$ (242,546)	$ 728	$ 1,056,510	$ 133,489	$ 20,793	$ 1,390,148
Net income (loss)	—	—	—	(535,808)	—	103,782	4,945	(384,633)	(811,714)
Other comprehensive loss	—	—	—	—	(95)	(109)	—	(65)	(269)
Contributed capital	—	—	—	—	—	3,316	1,359	1	4,676
Equity-based compensation	—	—	13,239	—	—	722	—	7,164	21,125
Distributions	—	—	—	—	—	(68,100)	(6,203)	(96,490)	(170,793)
Dividends declared	—	—	—	(118,525)	—	—	—	—	(118,525)
Vesting of equity-based awards, net of shares withheld for taxes	—	—	(263)	—	—	—	—	(137)	(400)
Class A common stock issued under ESPP	—	—	2,395	—	—	—	—	1,282	3,677
Exchange of Class B, Class C and Class D units for Class A common stock and redemption of corresponding Class B common stock	3	(1)	(2)	—	—	—	—	—	—
Purchase of non-controlling interests	—	—	(6,553)	—	—	—	—	(3,766)	(10,319)
Class A common stock issued for purchase of asset class non-controlling interests	1	—	(1)	—	—	—	—	—	—
Repurchases of Class A common stock	—	—	(5,732)	—	—	—	—	(2,983)	(8,715)
Initial consolidation of Consolidated Funds	—	—	—	—	—	394,095	—	—	394,095
Equity reallocation between controlling and non-controlling interests	—	—	59,890	—	510	(116,974)	—	56,574	—
Deferred tax effect resulting from equity transactions affecting ownership in the Partnership[1]	—	—	(1,973)	—	—	—	—	—	(1,973)
Balance at March 31, 2026	$ 81	$ 39	$ 482,057	$ (896,879)	$ 1,143	$ 1,373,242	$ 133,590	$ (402,260)	$ 691,013

(1)   See notes 11 and 14 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,		
	2026	**2025**	**2024**
Cash flows from operating activities			
Net income (loss)	$ (743,276)	$ (172,827)	$ 167,820
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	45,731	45,489	47,588
Unrealized carried interest allocations and investment income	(587,735)	(148,508)	(127,815)
Unrealized legacy Greenspring carried interest allocations and investment (income) loss	(120,955)	(2,090)	149,293
Unrealized performance fee-related compensation	341,956	94,272	74,694
Unrealized legacy Greenspring performance fee-related compensation	118,969	11,211	(134,906)
Amortization of deferred financing costs	1,304	847	472
Equity-based compensation	1,617,562	650,132	39,448
Change in deferred income taxes	(194,952)	(75,061)	9,212
Fair value adjustment for acquisition-related contingent consideration	—	15,776	16,809
Gain on remeasurement of lease liabilities	—	—	(106)
Loss on sale of subsidiary	—	—	812
Payments for acquisition-related contingent consideration	—	(51,456)	—
Other non-cash activities	—	103	579
Adjustments to reconcile net income (loss) to net cash used in operating activities of Consolidated Funds:			
Unrealized investment income of Consolidated Funds	(84,867)	(62,192)	(26,147)
Purchases of investments of Consolidated Funds	(333,587)	(226,160)	(77,144)
Proceeds from sale of investments of Consolidated Funds	7,037	5,199	2,028
Changes in operating assets and liabilities:			
Fees and accounts receivable	(64,400)	(24,102)	(12,349)
Due from affiliates	(15,820)	(24,355)	(15,484)
Other assets and receivables	20,205	1,024	10,705
Accounts payable, accrued expenses and other liabilities	16,518	13,151	16,646
Accrued compensation and benefits	28,583	3,583	16,458
Due to affiliates	(1,453)	11,158	815
Lease right-of-use assets, net and lease liabilities	357	(298)	1,988
Changes in operating assets and liabilities of Consolidated Funds:			
Other assets and receivables	15,888	(15,943)	(973)
Other liabilities and payables	(584)	15,975	1,079
Net cash provided by operating activities	66,481	64,928	161,522
Cash flows from investing activities			
Contributions to investments	(56,845)	(58,613)	(23,380)
Distributions received from investments	15,403	15,805	4,412
Contributions to investments in legacy Greenspring entities	(1,359)	(19,603)	(12,460)
Distributions received from investments in legacy Greenspring entities	3,242	24,035	3,688
Net cash recognized upon initial consolidation of funds	812,052	—	—
Net cash derecognized from deconsolidation of fund	(36,992)	—	—
Purchases of property and equipment	(2,620)	(5,100)	(19,607)
Other investing activities	—	1	—
Net cash provided by (used in) investing activities	732,881	(43,475)	(47,347)

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,		
	2026	2025	2024
Cash flows from financing activities			
Proceeds from capital contributions from non-controlling interests	$ 3,317	$ 8,776	$ 43
Purchase of non-controlling interests	(10,319)	(5,398)	—
Redemption of redeemable non-controlling interests	—	(12,968)	—
Proceeds from sale of non-controlling interests	—	—	3,045
Proceeds from revolving credit facility	75,000	125,000	50,000
Proceeds from issuance of Class A common stock of shares under ESPP	3,677	2,521	—
Proceeds from issuance of notes payable	—	175,000	—
Deferred financing costs	—	(5,401)	—
Payments on revolving credit facility	(75,000)	(175,000)	—
Distributions to non-controlling interests	(164,590)	(129,279)	(97,341)
Proceeds from capital contributions to legacy Greenspring entities	1,359	19,603	12,460
Distributions to non-controlling interests in legacy Greenspring entities	(6,203)	(31,971)	(8,989)
Payments for acquisition-related contingent consideration	—	(17,769)	—
Dividends paid to common stockholders	(117,764)	(75,840)	(68,474)
Payments for taxes related to net settlement of equity-based awards	(400)	(1,472)	(695)
Payments for repurchases of Class A common stock	(8,715)	—	—
Payments to related parties under Tax Receivable Agreements	(12,565)	(9,819)	(10,281)
Other financing activities	—	(5)	(1)
Cash flows from financing activities of Consolidated Funds:			
Proceeds from borrowings on fund credit facility	17,500	7,872	—
Payments on fund credit facility	(17,500)	(7,912)	—
Contributions from redeemable non-controlling interests in Consolidated Funds	403,323	240,256	62,255
Redemptions of redeemable non-controlling interests in Consolidated Funds	(53,681)	(18,713)	—
Net cash provided by (used in) financing activities	37,439	87,481	(57,978)
Effect of foreign currency exchange rate changes	(7,604)	(1,442)	(3,402)
Net increase in cash, cash equivalents and restricted cash	829,197	107,492	52,795
Cash, cash equivalents and restricted cash at beginning of period	289,804	182,312	129,517
Cash, cash equivalents and restricted cash at end of period	$ 1,119,001	$ 289,804	$ 182,312

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,					
	2026		**2025**		**2024**	
Supplemental disclosures:						
Interest paid	$	16,081	$	7,237	$	8,462
Taxes paid[1]		42,323		14,145		14,289
Non-cash operating, investing, and financing activities:						
Accrued dividends	$	761	$	911	$	1,872
Deferred tax effect resulting from transactions affecting ownership in the Partnership, including net amounts payable under Tax Receivable Agreements		(1,973)		5,950		132,560
Establishment of lease liabilities in exchange for lease right-of-use assets		—		—		5,501
Issuance of note related to sale of subsidiary		—		—		8,436
Initial consolidation of Consolidated Funds		394,095		—		—
Reclassification and adjustment of non-controlling interests in subsidiaries to redeemable equity at redemption value		—		—		1,086,492
Settlement of non-controlling interests related to awards of carried interest allocations		—		54,977		—
Equity issued for redemption of redeemable non-controlling interests		—		97,383		—
Equity issued for purchase of non-controlling interests		160,876		—		—
Reconciliation of cash, cash equivalents and restricted cash:						
Cash and cash equivalents	$	213,065	$	244,791	$	143,430
Restricted cash		579		502		718
Cash and cash equivalents of Consolidated Funds		905,357		44,511		38,164
Total cash, cash equivalents and restricted cash	$	1,119,001	$	289,804	$	182,312

(1)   During the year ended March 31, 2026, jurisdictions comprising greater than 5% of total income taxes paid (net of refunds received) included the United States, Australia and Switzerland.

See accompanying notes to consolidated financial statements.

1. Organization

StepStone Group Inc. ("SSG") was incorporated in the state of Delaware on November 20, 2019 and, following its initial public offering in 2020, acts as a holding company for StepStone Group LP (the "Partnership"). SSG is the sole managing member of StepStone Group Holdings LLC (the "General Partner"), the general partner of the Partnership. Unless otherwise specified, "StepStone" or the "Company" refers to SSG and its consolidated subsidiaries, including the Partnership, throughout the remainder of these notes to the consolidated financial statements.

The Company is a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients. The Company's clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, including high-net-worth and mass affluent individuals. The Company partners with its clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes. These portfolios utilize several types of synergistic investment strategies with third-party fund managers, including commitments to funds ("primaries"), acquiring stakes in existing funds on the secondary market ("secondaries") and investing directly into companies ("co-investments").

The Company, through its subsidiaries, acts as the investment advisor and general partner or managing member to separately managed accounts ("SMAs") and focused commingled funds (collectively, the "StepStone Funds").

SSG is a holding company whose principal asset is a controlling financial interest in the Partnership through its ownership of all of the Partnership's Class A units and 100% of the membership interests in the General Partner of the Partnership. SSG acts as the sole managing member of the General Partner of the Partnership and, as a result, indirectly operates and controls all of the Partnership's business and affairs. As a result, SSG consolidates the financial results of the Partnership and reports non-controlling interests related to the Class B, Class C and Class D units of the Partnership which are not owned by SSG. The assets and liabilities of the Partnership represent substantially all of SSG's consolidated assets and liabilities, with the exception of certain deferred income taxes and payables due to affiliates pursuant to tax receivable agreements (see note 11). Each share of Class A common stock and Class B common stock is entitled to one vote. As of March 31, 2026, SSG held approximately 66.0% of the economic interest in the Partnership. As the Partnership's limited partners exchange their Class B, Class C and Class D units into SSG's Class A common stock in the future, SSG's economic interest in the Partnership will increase relative to that of the Class B, Class C and Class D unitholders.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company, its wholly-owned or majority-owned subsidiaries and entities in which the Company is deemed to have a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. All intercompany balances and transactions have been eliminated in consolidation.

Certain of the StepStone Funds are investment companies that follow specialized accounting under GAAP and reflect their investments at estimated fair value. Accordingly, the carrying value of the Company's equity method investments in such entities retains the specialized accounting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management's estimates and assumptions are based on historical experience and other factors, and these estimates and assumptions require management to exercise judgment in the process of applying the Company's accounting policies. Factors that may affect or influence management's estimates and assumptions could include expectations related to future events that management has deemed reasonable under the circumstances. Assumptions and estimates related to the valuation of liability classified awards and the valuation of investments, which directly affect carried interest allocations, carried interest related compensation, and the carrying amount of the Company's equity in affiliated companies, both involve a higher degree of judgment and complexity, and these assumptions and estimates may significantly affect the consolidated financial statements. Actual results could differ from these estimates and those differences may be material.

Consolidation

The Company consolidates all entities that it controls through a majority voting interest or as the primary beneficiary of a variable interest entity ("VIE"). Under the VIE model, management first assesses whether the Company has a variable interest in an entity. In evaluating whether the Company holds a variable interest, fees received as a decision maker or in exchange for services (including management fees, incentive fees and carried interest allocations) that are customary and commensurate with the level of services provided, and where the Company does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, are not considered variable interests. If the Company has a variable interest in an entity, management further assesses whether that entity is a VIE, and if so, whether the Company is the primary beneficiary under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation under the voting interest model. Under the voting interest model, the Company consolidates those entities it controls through a majority voting interest. The consolidation analysis can generally be performed qualitatively; however, in certain situations a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective StepStone Funds could affect the entity's status as a VIE or the determination of the primary beneficiary.

Under the VIE model, an entity is deemed to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Management determines whether the Company is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. When assessing whether the Company is the primary beneficiary of a VIE, management evaluates whether the Company's involvement, through holding interests directly or indirectly in an entity or contractually through other variable interests, would give the Company a controlling financial interest. This analysis includes an evaluation of the Company's control rights, as well as the economic interests that the Company holds in the VIE, including indirectly through related parties.

The Company provides investment advisory services to the StepStone Funds, which have third-party clients. These funds are investment companies and are typically organized as limited partnerships or limited liability companies for which the Company, through its operating subsidiaries, acts as the general partner or managing member. A limited partnership or similar entity is a VIE if the unaffiliated limited partners or members do not have substantive rights to terminate or liquidate the fund or remove the general partner or substantive rights to participate. StepStone Funds are generally VIEs because they have not granted unaffiliated limited partners or members substantive rights to terminate the fund or remove the general partner or substantive rights to participate. The Company typically does not consolidate these StepStone Funds because it is not the primary beneficiary, as it does not hold an interest in those funds that is considered more than insignificant and its fee arrangements are considered customary and commensurate.

The Company has determined that certain of its operating subsidiaries, including StepStone Group Real Assets LP ("SRA"), StepStone Group Real Estate LP ("SRE"), StepStone Group Private Debt AG ("SPD"), and StepStone Group Private Wealth LLC ("SPW") and certain StepStone Funds are VIEs, and that the Company is the primary beneficiary of each entity because it has a controlling financial interest in each entity; accordingly, the Company consolidates these entities. The assets and liabilities of the consolidated VIEs are presented gross in the consolidated balance sheets. The assets of the consolidated VIEs may only be used to settle obligations of the consolidated VIEs. See note 4 for more information on both consolidated and unconsolidated VIEs.

In connection with the acquisition of Greenspring Associates Inc. and certain of its affiliates ("Greenspring") that was completed on September 20, 2021 (the "Greenspring acquisition"), the Company, indirectly through its subsidiaries, became the sole and/or managing member of certain entities, each of which is the general partner of an investment fund ("legacy Greenspring general partner entities"). The Company did not acquire any direct economic interests attributable to the legacy Greenspring general partner entities, including legacy Greenspring investments in funds and carried interest allocations. However, certain arrangements negotiated as part of the acquisition represent variable interests that could be significant. The Company determined that the legacy Greenspring general partner entities are VIEs and it is the primary beneficiary of each such entity because it has a controlling financial interest in each entity. As a result, the Company consolidates these entities.

The Company and its subsidiaries manages or controls certain entities that constitute client investment funds that have been consolidated in the accompanying consolidated financial statements ("Consolidated Funds"). Including the results of the Consolidated Funds increases the reported amounts of the assets, liabilities, expenses and cash flows in the accompanying consolidated financial statements. Amounts related to economic interests held by third-party investors are reflected as either non-controlling interests in subsidiaries or redeemable non-controlling interests in Consolidated Funds when the equity interests of the fund are redeemable. The revenues earned by the Company as investment manager of the Consolidated Funds are eliminated in consolidation and generally have no direct effect on the net income attributable to SSG or to stockholders' equity.

Non-Controlling Interests

Non-controlling interests ("NCI") reflect the portion of income or loss and the corresponding equity attributable to third-party equity holders and employees in certain consolidated subsidiaries that are not 100% owned by the Company. Non-controlling interests are presented as separate components of stockholders' equity on the Company's consolidated balance sheets to clearly distinguish between the Company's interests and the economic interests of third parties and employees in those entities. Net income (loss) attributable to SSG, as reported in the consolidated statements of income (loss), is presented net of the portion of net income (loss) attributable to holders of non-controlling interests. See note 14 for more information on ownership interests in the Company.

Non-controlling interests in subsidiaries represent the economic interests in the consolidated subsidiaries of the Partnership held by third parties and employees, and the economic interests in certain Consolidated Funds that are not held by SSG but are held by the client investors in the funds. Non-controlling interests in subsidiaries are allocated a share of income or loss in the respective consolidated subsidiary in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Non-controlling interests in legacy Greenspring entities represent the economic interests in the legacy Greenspring general partner entities. The Company did not acquire any direct economic interests in the legacy Greenspring general partner entities. As a result, all of the net income (loss) attributable to the legacy Greenspring general partner entities is allocated to non-controlling interests in legacy Greenspring entities.

Non-controlling interests in the Partnership represent the economic interests related to the Class B, Class C and Class D units of the Partnership which are not owned by SSG. Non-controlling interests in the Partnership are allocated a share of income or loss in the Partnership in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Redeemable non-controlling interests in Consolidated Funds represent the economic interests in the redeemable Consolidated Funds which are not held by SSG, but are held by the client investors in the funds. These interests are presented as redeemable non-controlling interests in Consolidated Funds within the consolidated balance sheets, outside of permanent capital as the investors in these funds generally have the right to withdraw their capital, subject to the terms of the respective contractual agreements. Redeemable non-controlling interests in Consolidated Funds are allocated a share of income or loss in the respective fund in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Redeemable non-controlling interests in subsidiaries represent the redeemable economic interests in the consolidated subsidiaries of the Partnership held by third parties and employees in those entities that were established in connection with the Transaction Agreements as described in note 14. Redeemable non-controlling interests in subsidiaries are allocated a share of income or loss in the respective consolidated subsidiary in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Accounting for Differing Fiscal Periods

The StepStone Funds (including the Consolidated Funds) primarily have a fiscal year end as of December 31. The Company accounts for its investments in the StepStone Funds and the consolidated balances of the Consolidated Funds on a three-month lag due to the timing of receipt of financial information from the investments held by the StepStone Funds. The StepStone Funds primarily invest in private markets funds that generally require at least 90 days following the calendar year end to provide audited financial statements. As a result, the Company uses the December 31 audited financial statements of the StepStone Funds, which reflect the underlying private markets funds as of December 31, to record its investments (including any carried interest allocated by those investments) for its fiscal year-end consolidated financial statements as of March 31. The Company further adjusts the reported carrying values of its investments in the StepStone Funds, and the consolidated balances for the Consolidated Funds, for its share of capital contributions to and distributions from the StepStone Funds during the three-month lag period.

The Company does not account for management and advisory fees or incentive fees on a three-month lag.

To the extent that management becomes aware of any material events that affect the StepStone Funds or the Consolidated Funds during the three-month lag period, the effect of the events would be disclosed in the notes to the consolidated financial statements.

(in thousands, except share and per share amounts and where noted)

Current Events

In 2025 and in early 2026, financial markets experienced significant volatility in response to the uncertainty of the economic impact from U.S. trade policy developments including the announcement and implementation of increases on tariffs charged by the U.S. on certain imports, the weakening of the U.S. dollar against several major foreign currencies and economic uncertainty driven by developments in the Middle East. Despite elevated levels of inflation, slowing global growth and elevated long-term rates, unemployment remained low, and the U.S. economy continued to grow throughout 2025 and into 2026.

On July 4, 2025, the One Big Beautiful Bill Act was enacted in the U.S., which includes extensive amendments to existing tax laws applicable to businesses. The relevant provisions were included in the Company's income tax provision for the year ended March 31, 2026 and did not have a significant impact on the Company's consolidated financial statements. The Company will continue to evaluate the effect of the new legislation but does not expect the legislation to have a significant effect on the consolidated financial statements.

The Company is continuing to closely monitor developments related to inflation, decreasing but still elevated interest rates, trade, regulatory and other governmental policy, fluctuations in foreign currency exchange rates, banking system volatility, geopolitical tension, unrest or conflicts, including in or with China, Russia, Ukraine, Europe and the Middle East, and assess the impact on financial markets and the Company's business. The Company's results and the overall industry results have been, and may continue to be, adversely affected by slowdowns in fundraising activity and the pace of capital deployment, which have resulted in, and may continue to result in, delayed or decreased management fees. Further, fund managers have been unable or less able to exit existing investments profitably. Such conditions have resulted in, and may continue to result in, delayed or decreased performance fee revenues. It is currently not possible to predict the ultimate effects of these events on the financial markets, overall economy and the Company's consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash held in banks, money market funds and highly-liquid investments with original maturities of three months or less at the time of purchase.

Restricted cash consists of cash that the Company is contractually obligated to maintain to secure its letters of credit used primarily related to its office facilities and other obligations.

Cash and Cash Equivalents of Consolidated Funds

Cash and cash equivalents held at the Consolidated Funds consist of cash and cash equivalents held by the Consolidated Funds, which, although not legally restricted, is not available to fund the general liquidity needs of the Company.

Fees and Accounts Receivable

Fees and accounts receivable represent contractual amounts due to the Company for management, advisory and incentive fees, net of allowances as applicable. The Company considers fees and accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established as of March 31, 2026 and 2025. If any accounts or portion thereof are deemed uncollectible, such amounts are expensed when that determination is made.

Due from Affiliates

Due from affiliates primarily relates to fees and accounts receivable from the StepStone Funds, advances made on behalf of the StepStone Funds for the payment of certain organization and operating costs and expenses for which the Company is subsequently reimbursed, amounts due from employees and loans due from affiliated entities. See note 13 for further disclosure of related party transactions.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace – including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and therefore a lesser degree of judgment is used in measuring their fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

• Level I – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

• Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments classified in this category include less liquid securities traded in active markets and securities traded in other than active markets.

• Level III – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors including, for example, the type of instrument, whether the instrument has recently been issued, whether the instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for financial instruments categorized in Level III. The variability and availability of the observable inputs affected by the factors described above may result in transfers between Levels I, II, and III.

The Company considers its cash, cash equivalents, restricted cash, fees and accounts receivable, accounts payable, investments, notes payable, and revolving credit facility to be financial instruments. The carrying amounts of cash, cash equivalents, restricted cash, fees and accounts receivable and accounts payable equal or approximate their fair values due to their nature and/or the relatively short period over which they are held. See note 9 for additional details regarding the fair value of the Company's notes payable and revolving credit facility balances.

Investments

Investments primarily include the Company's ownership interests in the StepStone Funds, as general partner or managing member of such funds. The Company accounts for all investments in which it has or is otherwise presumed to have significant influence, but not control, including the StepStone Funds, using the equity method of accounting. The carrying value of these equity method investments is determined based on amounts invested by the Company, adjusted for the Company's share in the earnings or losses of each investee, after consideration of contractual arrangements that govern allocations of income or loss (including carried interest allocations), less distributions received. Investments include the Company's cumulative accrued carried interest allocations from the StepStone Funds, which primarily represent performance-based capital allocations, assuming the StepStone Funds were liquidated as of each reporting date in accordance with the funds' governing documents. Legacy Greenspring investments in funds and accrued carried interest allocations represent the economic interests held by the legacy Greenspring general partner entities in certain funds for which the Company does not have any direct economic interests. All of the economics in respect of such interests are payable to employees and are therefore reflected as non-controlling interests in legacy Greenspring entities and legacy Greenspring performance fee-related compensation. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Management's determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted average cost of capital, exit multiples, or terminal growth rates.

Investments of Consolidated Funds

The Company's Consolidated Funds are investment companies under GAAP and reflect their investments at estimated fair value. The Company has retained the specialized investment company accounting for the Consolidated Funds under GAAP. Investments of the Consolidated Funds are recorded at fair value and the unrealized appreciation (depreciation) in fair value is recognized in the consolidated statements of income (loss). In addition, the Consolidated Funds do not consolidate their majority-owned and controlled investments in underlying portfolio companies.

Leases

The Company determines whether an arrangement contains a lease at inception of the arrangement. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines the classification as either an operating or finance lease. The Company's identified leases primarily consist of operating lease agreements for office space and certain equipment, as the lessee. Operating leases are included in lease right-of-use-assets, net and lease liabilities in the consolidated balance sheets. Certain leases include lease and non-lease components, which the Company accounts for as a single lease component. Lease right-of-use ("ROU") assets and lease liabilities are measured based on the present value of future minimum lease payments over the lease term at the commencement date. Lease ROU assets include initial direct costs incurred by the Company and are presented net of deferred rent and lease incentives. The Company uses its incremental borrowing rate in determining the present value of future minimum lease payments. The Company's lease terms may include options to extend or terminate the lease, which are included in the measurement of ROU assets and lease liabilities when it is reasonably certain that the Company will exercise those options.

Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term in general, administrative and other expenses in the consolidated statements of income (loss). Minimum lease payments for leases with an initial term of twelve months or less are not recorded in the consolidated balance sheets. See note 15 for more information.

(in thousands, except share and per share amounts and where noted)

Property and Equipment

Property and equipment primarily consist of leasehold improvements, furniture, equipment, computer hardware and software and are stated at cost, less accumulated depreciation and amortization, with the net carrying amount included in other assets and receivables in the consolidated balance sheets. Property and equipment are depreciated over their estimated useful lives using the straight-line method, and the corresponding depreciation expense is included in general, administrative and other expenses in the consolidated statements of income (loss). Property and equipment are depreciated over a period of five to seven years. Leasehold improvements are amortized over the shorter of their useful lives or remaining lease terms.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company did not recognize any impairment charges related to property and equipment during each of the fiscal years ended March 31, 2026, 2025 and 2024.

Foreign Currency

The Company consolidates certain entities that have a non-U.S. dollar functional currency. Non-U.S. dollar denominated assets and liabilities are translated using the exchange rates prevailing at the end of each reporting period and income and expenses are translated using the weighted-average exchange rate for each reporting period. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated entities are included in other comprehensive income (loss) within the consolidated financial statements until realized. Gains and losses resulting from foreign-currency transactions denominated in a currency other than an entity's functional currency are reported in other income (loss) in the consolidated statements of income (loss). These transaction gains (losses) totaled $4.8 million, $(0.4) million and $(1.4) million for the years ended March 31, 2026, 2025 and 2024, respectively.

Intangibles and Goodwill

The Company's finite-lived intangible assets consist of acquired contractual rights to earn future management and advisory fee income and client relationships. Finite-lived intangible assets are amortized over their estimated useful lives, which is 10 years. The Company did not have any intangible assets that were deemed to have an indefinite life as of March 31, 2026.

Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There were no impairment charges related to the Company's finite-lived intangible assets during the years ended March 31, 2026, 2025 and 2024.

Goodwill represents the excess amount of consideration transferred in a business combination above the fair value of the identifiable net assets. Goodwill is assessed for impairment at least annually using a qualitative and, if necessary, a quantitative approach. The Company performs its annual goodwill impairment test as of January 1, or more frequently, if events and circumstances indicate that an impairment may exist. Goodwill is tested for impairment at the reporting unit level. The initial assessment for impairment under the qualitative approach is to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, a quantitative assessment is performed to measure the amount of impairment loss, if any. The quantitative assessment includes comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized equal to the lesser of (a) the difference between the carrying amount of the reporting unit and its fair value and (b) the total carrying amount of the reporting unit's goodwill. The Company performed annual goodwill impairment assessments as of January 1, 2026 and 2025 and determined that there was no impairment of goodwill as of either date.

Revenues

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The application of ASC 606 requires an entity to identify its contract(s) with a customer, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company has elected to apply the variable consideration allocation exception for its fee arrangements with its customers.

Management and Advisory Fees, Net

The Company earns management fees for services provided to its SMAs and focused commingled funds. The Company earns advisory fees for services provided to advisory clients where the Company does not have discretion over investment decisions. The Company considers its performance obligations in its customer contracts from which it earns management and advisory fees to be one or more of the following, based on the services promised: asset management services, advisory services and/or the arrangement of administrative services. Management fees include income-based incentive fees, which are based on net investment income of certain funds.

The Company recognizes revenues from asset management services and advisory services when control of the promised services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. SMAs are generally contractual arrangements involving an investment management agreement between the Company and a single client, and are typically structured as a partnership or limited liability company for which a subsidiary of SSG serves as the general partner or managing member. Focused commingled funds are structured as limited partnerships or limited liability companies with multiple clients, for which a subsidiary of the Company serves as the general partner or managing member. The Company determined that the individual client or single limited partner or member is the customer with respect to SMAs and advisory clients. Based on certain facts and circumstances specific to each individual fund structure, the Company has determined that for accounting purposes, either the StepStone Fund or the individual investors in the fund may be considered to be the customer for arrangements with focused commingled funds.

When asset management services and the arrangement of administrative services are the performance obligations promised in a contract, the Company satisfies these performance obligations over time because the customer simultaneously receives and consumes the benefits of the services as they are performed. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer. Management fees earned from these contracts where the Company has discretion over investment decisions are generally calculated based on a percentage of unaffiliated committed capital or net invested capital, and these amounts are typically billed quarterly. For certain investment funds, management fees are initially based on committed capital during the investment period and on net invested capital through the remainder of the fund's term. In addition, the management fee rate charged may also be reduced for certain investment funds depending on the contractual arrangement. The management fee basis is subject to factors outside of the Company's control. Therefore, estimates of future period management fees are not included in the transaction price because those estimates would be considered constrained. Advisory fees from contracts where the Company does not have discretion over investment decisions are generally based on fixed amounts and typically billed quarterly.

Management fees generally exclude reimbursements for expenses paid by the Company on behalf of its customers, including amounts related to certain professional fees and other fund administrative expenses pursuant to the fund's governing documents. For professional and administrative services that the Company arranges to be performed by third parties on behalf of investment funds, management has concluded that the nature of its promise is to arrange for the services to be provided and, accordingly, the Company does not control the services provided by the third parties before they are transferred to the customer. Therefore, the Company is acting as an agent, and the reimbursements for these professional fees paid on behalf of the investment funds are generally presented on a net basis.

The Company and certain investment funds that it manages have distribution and service agreements with third-party financial institutions, whereby the Company pays a portion of the fees it receives to such institutions for ongoing distribution and servicing of customer accounts. Management has concluded that the Company does not act as principal for the third-party services, as the Company does not control the services provided by the third parties before they are transferred to the customer. Therefore, the Company is acting as an agent, and the management fees are recorded net of these service fees.

The Company may incur certain costs in connection with satisfying its performance obligations for investment management services – primarily employee travel costs – for which it receives reimbursements from its customers. For reimbursable employee travel costs, the Company concluded it controls the services provided by its employees and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in management and advisory fees, net and expense in general, administrative and other expenses in the consolidated statements of income (loss). For reimbursable costs incurred in connection with satisfying its performance obligations for administration services, the Company concluded it does not control the services provided by other third parties and, therefore, is acting as agent. Accordingly, the Company records the reimbursement for these costs incurred on a net basis.

Performance Fees

The Company earns two types of performance fee revenues: incentive fees and carried interest allocations, as described below.

Incentive fees are generally calculated as a percentage of the profits (up to 15%) earned in respect of certain accounts, including certain permanent capital vehicles, for which the Company is the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are a form of variable consideration and represent contractual fee arrangements in the Company's contracts with its customers. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax.

The Company recognizes incentive fee revenue only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization). However, clawback terms for incentive fees received prior to crystallization only require the return of amounts on a net of tax basis. Accordingly, the tax-related portion of incentive fees received in advance of crystallization is not subject to clawback and is therefore recognized as revenue immediately upon receipt. Incentive fees received in advance of crystallization that remain subject to clawback are recorded as deferred incentive fee revenue and included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Carried interest allocations include the allocation of performance-based fees, commonly referred to as carried interest, to the Company from unaffiliated limited partners in the StepStone Funds in which the Company holds an equity interest. The Company is entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These carried interest allocations are subject to the achievement of minimum return levels (typically 5% to 10%) in accordance with the terms set forth in each respective fund's governing documents. The Company accounts for its investment balances in the StepStone Funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, carried interest allocations are not deemed to be within the scope of ASC 606.

Legacy Greenspring carried interest allocations reflect the allocation of carried interest to legacy Greenspring general partner entities from limited partners in certain legacy Greenspring funds in which the legacy Greenspring general partner entities hold an equity interest. The legacy Greenspring general partner entities are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. The Company accounts for the investment balances in the legacy Greenspring funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, legacy Greenspring carried interest allocations are not deemed to be within the scope of ASC 606. The Company does not hold any direct economic interests in the legacy Greenspring general partner entities and thus is not entitled to any carried interest allocation from the legacy funds. All of the carried interest allocations in respect of the legacy Greenspring funds are payable to employees who are considered affiliates of the Company and are therefore reflected as legacy Greenspring performance fee-related compensation in the consolidated statements of income (loss).

(in thousands, except share and per share amounts and where noted)

The Company recognizes revenue attributable to carried interest allocations from a fund based on the amount that would be due to the Company pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as carried interest allocation revenue reflects the Company's share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. The Company records the amount of carried interest allocated to the Company as of each period end as accrued carried interest allocations receivable, which is included as a component of investments in the consolidated balance sheets. Management's determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted average cost of capital, exit multiples, or terminal growth rates.

Carried interest is realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. Carried interest is subject to reversal to the extent that the amount received to date exceeds the amount due to the Company based on cumulative results. As such, a liability is accrued for potential clawback obligations if amounts previously distributed to the Company would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life. As of March 31, 2026 and 2025, no material amounts for potential clawback obligations had been accrued.

Compensation and Benefits

Cash-based compensation expense primarily includes salaries, bonuses, employee benefits, cash-based incentive awards and employer-related payroll taxes. Bonuses are accrued over the service period in which they are earned. Expense for cash-based incentive awards granted to employees is recognized and adjusted to fair value over the vesting period to track the performance for one of the Company's designated investment funds. During fiscal 2025, the Company adopted the StepStone Group LP Evergreen Fund Incentive Plan, under which grants of share unit ("Evergreen Fund Units") awards entitle the holder to receive shares of one of the Company's evergreen investment funds, or the cash value thereof, following vesting. The Evergreen Fund Units are accounted for as cash-based incentive awards. During the years ended March 31, 2026 and 2025, the Company granted Evergreen Fund Unit awards valued at $0.7 million and $2.0 million, respectively, to certain employees of the Company which vest over four years in equal installments subject to continued service through the vesting date. The Company recognized $0.6 million and $42 thousand of expense related to cash-based incentive awards for the years ended March 31, 2026 and 2025, respectively. There was no expense recognized related to cash-based incentive awards for the year ended March 31, 2024.

The Company sponsors a nonqualified deferred cash compensation plan under which eligible employees elect to defer a portion of their cash-based compensation to be payable at a future date.

The deferred compensation liability is remeasured at fair value at each reporting date. Changes in the fair value of the liability are recognized in cash-based compensation in the consolidated statements of income (loss) and presented within accrued compensation and benefits within the consolidated balance sheets. The Company recognized $0.1 million of expense related to changes in the fair value of the deferred compensation liability for the year ended March 31, 2026. There was no expense recognized for the years ended March 31, 2025 and 2024. The plan represents a general unsecured obligation of the Company.

Equity-based compensation represents grants of equity-based awards or arrangements to certain employees and directors. The Company accounts for grants of equity-based awards, including service-based restricted stock units ("RSUs") and performance-based RSUs (or "PRSUs"), to certain employees and directors at fair value as of the grant date. The Company recognizes non-cash compensation expense attributable to these grants on a straight-line basis over the requisite service and performance period, which is generally the vesting period. Expense related to grants of PRSUs is recognized if it is probable that the performance condition will be satisfied. Expense related to grants of equity-based awards is recognized as equity-based compensation expense in the consolidated statements of income (loss). The fair value of RSUs and PRSUs is determined by the closing stock price on the grant date. Forfeitures of equity-based awards are recognized as they occur. Awards classified as liabilities are remeasured at the end of each reporting period until settlement. Equity-based compensation cost for the employee stock purchase plan ("ESPP") is measured as the discount the employee receives upon purchase of shares and the option value of a share when the offering contains a look-back option feature. See note 10 for additional information regarding the Company's accounting for equity-based awards, including liability classified awards.

Performance fee-related compensation represents the portion of carried interest allocation revenue and incentive fees that have been awarded to employees as a form of long-term incentive compensation. Performance fee-related compensation is generally tied to the investment performance of the StepStone Funds. Approximately 50% of carried interest allocation revenue is awarded to employees as part of the Company's long-term incentive compensation plan. Carried interest-related compensation is accounted for as compensation expense in conjunction with the related carried interest allocation revenue and, until paid, is recorded as a component of accrued carried interest-related compensation in the consolidated balance sheets. Amounts presented as realized indicate the amounts paid or payable to employees based on the receipt of carried interest allocation revenue from realized investment activity. Carried interest-related compensation expense may be subject to reversal to the extent that the related carried interest allocation revenue is reversed. Carried interest-related compensation paid to employees may be subject to clawback on an after-tax basis under certain scenarios. To date, no material amounts of realized carried interest-related compensation have been reversed. Incentive fee-related compensation is accrued as compensation expense when it is probable and estimable that payment will be made in accordance with the applicable governing agreement. On April 1, 2024, certain of the Company's non-wholly owned subsidiaries underwent transactions to effect unitization of the outstanding limited partnership interests, including the class of interests relating to awards of carried interest allocations granted to employees, to combine into a single class of limited partnership interests and redesignated into units. The class of interests relating to awards of carried interest allocations granted to employees were previously presented as carried interest-related compensation expense.

Legacy Greenspring performance fee-related compensation represents the legacy Greenspring carried interest allocations, which are entirely payable to certain employees. Legacy Greenspring carried interest-related compensation is accounted for as compensation expense in conjunction with the related legacy Greenspring carried interest allocation revenue and, until paid, is recorded as a component of legacy Greenspring accrued carried interest-related compensation in the consolidated balance sheets. Legacy Greenspring carried interest-related compensation expense may be subject to reversal to the extent that the related legacy Greenspring carried interest allocation revenue is reversed. However, none of the legacy Greenspring carried interest allocation revenue is attributable to the Company.

General, Administrative and Other

General, administrative and other includes occupancy, travel and related costs, insurance, legal and other professional fees, depreciation, amortization of intangible assets, system-related costs, and other general costs associated with operating the Company's business. General, administrative and other also includes costs associated with the Consolidated Funds. Expenses of the Consolidated Funds have no impact on net income or loss attributable to the Company to the extent such expenses are borne by third-party investors.

Other Income (Expense)

Investment income (loss) primarily represents the share of earnings (losses) from the investments the Company makes in its SMAs and focused commingled funds. The Company, either directly or through its subsidiaries, generally has a general partner interest in the StepStone Funds, which invest in primary funds, secondary funds and co-investment funds, or a combination thereof. Investment income will increase or decrease based on the earnings of the StepStone Funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds. The Company's co-investment funds invest in underlying portfolio companies and therefore their valuation changes from period to period are more influenced by individual companies than the Company's primary and secondary funds, which have exposures across multiple portfolio companies in underlying private markets funds. The Company's SMAs and focused commingled funds invest across various industries, strategies and geographies. Consequently, the Company's general partner investments do not include any significant concentrations in a specific sector or geography outside the United States. Investment income excludes carried interest allocations, which are presented as revenues as described above.

Legacy Greenspring investment income (loss) represents the share of earnings (losses) from the investments the Company makes in certain legacy Greenspring funds through the legacy Greenspring general partner entities. The Company has no direct economic interests in the legacy Greenspring general partner entities. As a result, all such income is reflected as non-controlling interests in legacy Greenspring entities. Legacy Greenspring investment income will increase or decrease based on the earnings of such legacy Greenspring funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds.

Investment income (loss) of Consolidated Funds represents gains (losses) from the investments held by the Consolidated Funds.

Interest income consists of income earned on cash, cash equivalents, restricted cash, and amounts associated with the Consolidated Funds.

Interest expense primarily consists of the interest expense on the Revolver and the Notes, the related amortization of deferred financing costs, and amounts associated with the Consolidated Funds.

Other income (loss) includes foreign currency transaction gains and losses, non-operating activities, and amounts associated with the Consolidated Funds. Fiscal 2025 reflects a non-operating loss associated with payment made in connection with a secondary transaction executed by one of our private wealth funds of $32.5 million.

Income Taxes

SSG is a corporation for U.S. federal income tax purposes and therefore is subject to U.S. federal and state income taxes on its share of taxable income generated by the Partnership. The Partnership is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by the Partnership flows through to its limited partners, including SSG, and is generally not subject to U.S. federal or state income tax at the Partnership level. The Partnership's non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to non-U.S. income taxes. Additionally, certain subsidiaries are subject to local jurisdiction taxes at the entity level, which are reflected within income tax expense in the consolidated statements of income (loss). As a result, the Partnership does not record U.S. federal and state income taxes on income in the Partnership or its subsidiaries, except for certain local and foreign income taxes discussed above.

Taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted. Deferred tax liabilities are included within accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. The principal items giving rise to temporary differences are certain basis differences resulting from exchanges of Partnership units. See Tax Receivable Agreements below.

Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of the Company's future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

The Company is subject to the provisions of ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as more-likely-than-not to be sustained by the relevant taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. If upon performance of an assessment pursuant to this subtopic, management determines that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the consolidated financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as interest expense and general, administrative and other expenses, respectively, in the consolidated statements of income (loss). See note 11 for more information.

The Company has elected to account for global intangible low-taxed income ("GILTI") earned by foreign subsidiaries in the period the tax is incurred.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.

Tax Receivable Agreements

SSG has entered into an Exchanges Tax Receivable Agreement (the "Exchanges Tax Receivable Agreement") with the Class B limited partners, Class C limited partners and Class D limited partners, and a Reorganization Tax Receivable Agreement with certain pre-IPO institutional investors (collectively, the "Tax Receivable Agreements"). The Tax Receivable Agreements provide for payment by SSG to such partners and pre-IPO institutional investors of the Partnership of 85% of the amount of the net cash tax savings, if any, that SSG realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) SSG's acquisition of such partners' and institutional investors' Partnership units and (ii) in the case of the Exchanges Tax Receivable Agreement, any payments SSG makes under the Exchanges Tax Receivable Agreement (including tax benefits related to imputed interest). SSG will retain the benefit of the remaining 15% of these net cash tax savings under the Tax Receivable Agreements. See note 14 for more information.

(in thousands, except share and per share amounts and where noted)

Accumulated Other Comprehensive Income

The Company's accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized gains and losses on the defined benefit plan sponsored by one of its subsidiaries. The components of accumulated other comprehensive income were as follows:

	As of March 31,	
	2026	2025
Foreign currency translation adjustments	$ 106	$ 92
Unrealized gain on defined benefit plan, net	1,037	636
Accumulated other comprehensive income	$ 1,143	$ 728

Segments

The Company operates as one business, a fully-integrated private markets solution provider. The Company's chief operating decision maker ("CODM"), who is the Company's chief executive officer, utilizes a consolidated approach to assess the performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes. See note 17 for more information.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk or other risks consist principally of cash, cash equivalents, restricted cash, investments and fees receivable. The majority of the Company's cash, cash equivalents and restricted cash is held in large, high credit quality financial institutions. Substantially all cash amounts on deposit with these large financial institutions exceeded federally insured limits at March 31, 2026 and 2025. The Company actively monitors its banking relationships and periodically performs an assessment of the financial condition and the reputations of these financial institutions. Based on these results, management believes that the Company's exposure to credit risk is remote. The concentration of credit risk related to fees receivable is generally reduced by the relatively short payment terms extended to the Company's clients.

Amounts due to the Company in the form of carried interest allocations, which are reported as a component of investments in the consolidated balance sheets, remain subject to investment performance risk. In certain cases, carried interest allocations that have been distributed to the Company may remain subject to clawback, pursuant to the terms of the governing documents of the related funds. Refer to the discussion of carried interest above in this note 2 for additional details regarding the investment performance and clawback risk associated with carried interest allocations that have been recognized in income by the Company and/or recorded as accrued carried interest allocations in the consolidated balance sheets.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to either be not applicable to the Company, or not expected to have a material impact on the consolidated financial statements.

(in thousands, except share and per share amounts and where noted)

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which enhances income tax disclosure requirements related to the effective tax rate reconciliation and cash taxes paid. The amendments are effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance on April 1, 2025 on a prospective basis. The adoption did not have a significant impact on the consolidated financial statements other than expanded disclosure requirements. See note 11 for further information on income taxes.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which amends current guidance to add requirements for disaggregation of certain costs and expenses included within relevant expense captions. The update also requires the separate disclosure of total selling costs. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on the consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*, which amends current guidance to improve how entities determine the accounting acquirer in business combinations involving a VIE, particularly when the transaction is primarily executed though the exchange of equity interests. It aligns the criteria for determining the acquirer for accounting purposes in transactions in which the acquiree is a VIE with those used in other acquisition transactions. The amendments are effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

3. Revenues

The following presents revenues disaggregated by product offering, which aligns with the Company's performance obligations and the basis for calculating each amount:

	Year Ended March 31,		
Management and Advisory Fees, Net	**2026**	**2025**	**2024**
Focused commingled funds[(1)]	$ 547,764	$ 440,131	$ 295,927
SMAs	293,629	252,709	223,958
Advisory and other services	74,491	67,061	60,057
Fund reimbursement revenues	10,581	7,113	5,198
Total management and advisory fees, net	$ 926,465	$ 767,014	$ 585,140

(1) Includes income-based incentive fees of $22.8 million, $8.0 million and $1.4 million for the years ended March 31, 2026, 2025 and 2024, respectively.

	Year Ended March 31,		
Incentive Fees	**2026**	**2025**	**2024**
SMAs	$ 10,269	$ 8,878	$ 16,294
Focused commingled funds	209,864	23,397	9,045
Total incentive fees	$ 220,133	$ 32,275	$ 25,339

(in thousands, except share and per share amounts and where noted)

	Year Ended March 31,		
Carried Interest Allocations	**2026**	**2025**	**2024**
SMAs	$ 351,506	$ 171,801	$ 142,411
Focused commingled funds	356,788	129,399	33,898
Total carried interest allocations	$ 708,294	$ 301,200	$ 176,309

	Year Ended March 31,		
Legacy Greenspring Carried Interest Allocations	**2026**	**2025**	**2024**
SMAs	$ 989	$ 37	$ 1,029
Focused commingled funds	137,722	74,304	(76,186)
Total legacy Greenspring carried interest allocations[1]	$ 138,711	$ 74,341	$ (75,157)

(1) The years ended March 31, 2026, 2025, and 2024 reflect the net effect of gross realized carried interest allocations of $19.7 million, $63.1 million, and $59.7 million, respectively, and the reversal of such amounts in unrealized carried interest allocations for such periods.

See note 5 for a discussion of changes in carried interest allocations and legacy Greenspring carried interest allocations.

For the year ended March 31, 2026, the increase in incentive fees was primarily driven by higher incentive fees generated by StepStone's Private Venture and Growth Fund due to strong returns in the 2025 calendar year and a higher asset base.

The Company derives revenues from clients located in both the United States and other countries. The table below presents the Company's revenues by geographic location:

	Year Ended March 31,		
Revenues[1]	**2026**	**2025**	**2024**
United States	$ 1,071,746	$ 521,236	$ 191,373
Non-U.S. countries	921,857	653,594	520,258
Total revenues	$ 1,993,603	$ 1,174,830	$ 711,631

(1) Revenues are attributed to countries based on client location for SMAs and advisory and other services, or location of investment vehicle for focused commingled funds.

For the years ended March 31, 2026, 2025 and 2024, no individual client represented 10% or more of the Company's net management and advisory fees. For the year ended March 31, 2026, two commingled funds each represented 10% or more of the Company's incentive fees. For the year ended March 31, 2025, one commingled fund represented 10% or more of the Company's incentive fees. For the year ended March 31, 2024, two SMAs and one commingled fund represented 10% or more of the Company's incentive fees.

(in thousands, except share and per share amounts and where noted)

For the year ended March 31, 2026, the Company had management and advisory fee revenues attributable to the United States, which represented 10% or more of the Company's net management and advisory fees. The Company had incentive fees attributable to the United States and Luxembourg, each of which represented 10% or more of the Company's incentive fees. For the years ended March 31, 2025 and 2024, the Company had management and advisory fee revenues attributable to the United States and Cayman Islands, each of which represented 10% or more of the Company's net management and advisory fees. For the year ended March 31, 2025, the Company had incentive fees attributable to the United States, which represented 10% or more of the Company's incentive fees. For the year ended March 31, 2024, the Company had incentive fees attributable to Australia, the United States and Switzerland, each of which represented 10% or more of the Company's incentive fees.

As of March 31, 2026 and 2025, the Company had $23.8 million and $26.8 million, respectively, of deferred revenues, which is included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. During the year ended March 31, 2026, the Company had recognized $4.5 million as revenue from amounts included in the deferred revenue balance as of March 31, 2025.

4. Variable Interest Entities

Consolidated VIEs

The Company consolidates certain VIEs for which it is the primary beneficiary. Such VIEs consist of certain operating entities not wholly-owned by the Company (e.g., SPD, SRA and SRE), SPW, legacy Greenspring general partner entities and certain StepStone Funds, including a collateralized financing entity ("CFE") vehicle. See note 2 for more information on the Company's accounting policies related to the consolidation of VIEs. The assets of the consolidated VIEs totaled $2,822.5 million and $1,376.0 million as of March 31, 2026 and 2025, respectively. The liabilities of the consolidated VIEs totaled $3,969.2 million and $1,278.7 million as of March 31, 2026 and 2025, respectively. The assets of the consolidated VIEs may only be used to settle obligations of the same VIE. In addition, there is no recourse to the Company for the consolidated VIEs' liabilities, except for certain entities in which there could be a clawback of previously distributed carried interest. As of March 31, 2026 and 2025, no material amounts previously distributed have been accrued for clawback liabilities.

Unconsolidated VIEs

The Company holds variable interests in the form of direct equity interests in certain VIEs that are not consolidated because the Company is not the primary beneficiary. The Company's maximum exposure to loss is limited to the potential loss of assets recognized by the Company relating to these unconsolidated entities, as well as unfunded capital commitments to the StepStone Funds. For StepStone Funds in which the Company serves as general partner, the Company may have an obligation to make additional capital contributions. See note 15 for further information about the Company's unfunded capital commitments to the StepStone Funds. The carrying value of the assets and liabilities recognized in the consolidated balance sheets with respect to the Company's interests in VIEs that were not consolidated is set forth below:

	As of March 31,	
	2026	**2025**
Investments in funds	$ 235,562	$ 176,339
Legacy Greenspring investments in funds	133,590	133,489
Due from affiliates, net	39,634	47,693
Less: Amounts attributable to non-controlling interests in subsidiaries	32,223	26,465
Less: Amounts attributable to non-controlling interests in legacy Greenspring entities	133,590	133,489
Maximum exposure to loss	$ 242,973	$ 197,567

StepStone Group Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share amounts and where noted)

5. Investments

The Company's investments consist of equity method investments primarily related to (i) investments in the StepStone Funds for which it serves as general partner or managing member but does not have a controlling financial interest and (ii) investments of Consolidated Funds. The Company's equity interest in its equity method investments in the StepStone Funds typically does not exceed 1% in each fund. The Company's share of the underlying net income or loss attributable to its equity interest in the funds is recorded in investment income (loss) in the consolidated statements of income (loss). Investment income attributable to the Consolidated Funds is recorded in investment income of Consolidated Funds. Investment income attributable to investments in certain legacy Greenspring funds for which the Company has no direct economic interests is recorded in legacy Greenspring investment income (loss) in the consolidated statements of income (loss).

Equity Method Investments

The Company's equity method investments consist of the following:

	As of March 31,	
	2026	2025
Investments in funds[1]	249,447	183,694
Accrued carried interest allocations	2,036,892	1,495,664
Legacy Greenspring investments in funds and accrued carried interest allocations[2]	752,776	629,228
Total equity method investments	3,039,115	2,308,586

_____

[1] The Company's investments in funds were $347.2 million and $275.7 million as of March 31, 2026 and 2025, respectively. The consolidation of the Consolidated Funds results in the elimination of the Company's investments in such funds.
[2] Reflects investments in funds of $133.6 million and $133.5 million and carried interest allocations of $619.2 million and $495.7 million as of March 31, 2026 and 2025, respectively.

The Company recognized equity method income of the following:

	Year Ended March 31,		
	2026	2025	2024
Carried interest allocations	$ 708,294	$ 301,200	$ 176,309
Investment income	40,819	15,096	7,452
Legacy Greenspring carried interest allocations	138,711	74,341	(75,157)
Legacy Greenspring investment income (loss)	4,945	(1,185)	(9,087)
Total equity method income	$ 892,769	$ 389,452	$ 99,517

(in thousands, except share and per share amounts and where noted)

The increase in carried interest allocations for the year ended March 31, 2026 as compared to the year ended March 31, 2025 was primarily attributable to higher net unrealized appreciation in the fair value of certain underlying fund investments in the Company's private equity, infrastructure and real estate funds. The increase in carried interest allocations for the year ended March 31, 2025 as compared to the year ended March 31, 2024 was primarily attributable to higher net unrealized appreciation in the fair value of certain underlying fund investments in the Company's private equity funds. The increase in legacy Greenspring carried interest allocations for the year ended March 31, 2026 as compared to the year ended March 31, 2025 was primarily attributable to higher net unrealized appreciation in the fair value of certain underlying fund investments in the current year period as compared to the prior year period. The increase in legacy Greenspring carried interest allocations for the year ended March 31, 2025 as compared to the year ended March 31, 2024 was primarily attributable to net unrealized appreciation in the fair value of certain underlying fund investments as compared to net unrealized depreciation in the prior year period. See note 2 for a discussion of the Company's accounting policy for investments on a three-month lag.

As of March 31, 2026 and 2025, the Company's investment in one SMA represented 10% or more of the total accrued carried interest allocations balance, and in the aggregate represented approximately 12% and 15%, respectively, of the total accrued carried interest allocations balance as of those dates. As of March 31, 2026 and 2025, the Company's investments in each of three commingled funds individually represented 10% or more of the total legacy Greenspring accrued carried interest allocations balance, and in the aggregate represented approximately 57% and 47%, respectively, of the total legacy Greenspring accrued carried interest allocations balances as of those dates.

Of the total accrued carried interest allocations balance as of March 31, 2026 and 2025, $1,100.6 million and $758.0 million, respectively, were payable to affiliates and are included in accrued carried interest-related compensation in the consolidated balance sheets. Of the total legacy Greenspring investments in funds and accrued carried interest allocations balance as of March 31, 2026 and 2025, $619.2 million and $495.7 million, respectively, were payable to employees who are considered affiliates of the Company and are included in legacy Greenspring accrued carried interest-related compensation in the consolidated balance sheets and $133.6 million and $133.5 million, respectively, are reflected as non-controlling interests in legacy Greenspring entities in the consolidated balance sheets.

The Company evaluates each of its equity method investments to determine if any are considered significant as defined by the SEC. As of March 31, 2026 and 2025 and for the years ended March 31, 2026, 2025 and 2024, no individual equity method investment held by the Company met the significance criteria. As a result, the Company is not required to provide separate financial statements for any of its equity method investments.

(in thousands, except share and per share amounts and where noted)

Summarized financial information for the Company's equity method investments reflected below represents the financial position as of March 31, 2026 and 2025, and the results of operations for the years ended March 31, 2026, 2025 and 2024, which are reported on a three-month lag. Assets are primarily composed of the investments held by the StepStone Funds.

	As of March 31,	
	2026	2025
Assets	$ 116,735,613	$ 91,879,641
Liabilities	4,719,668	3,003,340
Equity	$ 112,015,945	$ 88,876,301

	Year Ended March 31,		
	2026	2025	2024
Investment income	$ 491,220	$ 213,758	$ 131,521
Expenses	(1,304,996)	(901,553)	(631,707)
Net realized and unrealized gain on investments	11,482,693	5,215,482	3,121,627
Income tax expense	(5,471)	(11,644)	(28,979)
Net income	$ 10,663,446	$ 4,516,043	$ 2,592,462

Investments of Consolidated Funds

The Company consolidates funds and entities when it is deemed to hold a controlling financial interest. The activity of the Consolidated Funds is reflected within the consolidated financial statements.

Investments held by the Consolidated Funds are summarized below:

	Fair Value as of March 31,		Percentage of Total Investments as of March 31,	
	2026	2025	2026	2025
Investments of Consolidated Funds:				
Equity securities (cost of $16.2 million and $60.0 million as of March 31, 2026 and 2025, respectively)	$ 6,395	$ 70,178	1 %	17 %
Debt securities (cost of $108.6 million and $0 million as of March 31, 2026 and 2025, respectively)	92,096	—	13 %	— %
Fund investments (cost of $488.0 million and $257.0 million as of March 31, 2026 and 2025, respectively)	616,844	344,833	86 %	83 %
Total investments of Consolidated Funds	$ 715,335	$ 415,011	100 %	100 %

As of March 31, 2026 and 2025, no individual investment had a fair value greater than 5% of the Company's total assets. During the year ended March 31, 2026, the Company deconsolidated an investment fund that was previously consolidated in the Company's results as it was determined that the Company no longer held a controlling financial interest. As the Company continues to hold significant influence over the fund, the investment is accounted for under the equity method of accounting and is classified as a related party transaction. See note 13 for more information. Also, during the year ended March 31, 2026, the Company consolidated four additional StepStone Funds, including a CFE that issues notes payable that are backed by diversified collateral asset portfolios consisting primarily of interests in several of the StepStone Funds.

(in thousands, except share and per share amounts and where noted)

The following table summarizes the net realized and unrealized gains from investment activities of the Consolidated Funds:

	Year Ended March 31,		
	2026	2025	2024
Investment Income of Consolidated Funds:			
Net realized gains on investments	$ 7,539	$ 3,181	$ 2,325
Net unrealized gains on investments	84,868	62,193	26,147
Total investment income of Consolidated Funds	$ 92,407	$ 65,374	$ 28,472

6. Fair Value Measurements

The Company measures certain assets and liabilities at fair value on a recurring basis.

Financial Instruments of the Company

As of March 31, 2026 and 2025, respectively, the Company held no financial instruments within the fair value hierarchy measured at fair value on a recurring basis.

Contingent Consideration

The Company previously held a contingent consideration obligation liability that was measured at fair value on a recurring basis. The fair value of the contingent consideration obligation was based on a discounted cash flow analysis using a probability-weighted average estimate of certain performance targets, including revenue levels. The significant unobservable inputs required to value the contingent consideration obligation primarily related to the future expected revenues and the discount rate applied to the expected future revenues and payments of obligations. The management fee revenue target for calendar year 2024 was achieved resulting in the full earn-out amount of $75.0 million, which was fully paid during the year ended March 31, 2025. In accordance with the contingent consideration arrangement, a portion of the contingent earn-out liability otherwise payable to the sellers included amounts paid to certain of the Company's employees and former employees during the year ended March 31, 2025. As a result, the contingent consideration liability was settled net of $5.8 million paid. Changes in the fair value of the liabilities are included in general, administrative and other expenses in the consolidated statements of income (loss).

(in thousands, except share and per share amounts and where noted)

Financial Instruments of Consolidated Funds

	As of March 31, 2026			
	Level I	Level II	Level III	Total
Assets				
Equity securities	$ —	$ —	$ 1,800	$ 1,800
Debt securities	—	—	92,096	92,096
Total assets measured at fair value	—	—	93,896	93,896
Assets measured at net asset value(1)	—	—	—	621,439
Total assets	$ —	$ —	$ 93,896	$ 715,335
Liabilities				
Debt obligations of Consolidated Funds(2)	$ —	$ —	$ 931,185	$ 931,185
Forward foreign currency contracts	—	187	—	187
Total liabilities	$ —	$ 187	$ 931,185	$ 931,372

(1) Includes investment in funds, which are generally organized as partnership and LLC interests measured using the net asset value ("NAV") per share equivalent calculated by the investment manager as a practical expedient in determining an independent fair value.

(2) As of March 31, 2026, the carrying value of the debt obligations of Consolidated Funds approximates fair value as the closing date of the fund and issuance of notes payable by the fund occurred near the reporting date.

	As of March 31, 2025			
	Level I	Level II	Level III	Total
Assets				
Equity securities	$ —	$ —	$ 63,664	$ 63,664
Fund investments	—	—	866	866
Total assets measured at fair value	—	—	64,530	64,530
Assets measured at net asset value(1)	—	—	—	350,481
Total assets	$ —	$ —	$ 64,530	$ 415,011

(1) Includes investment in funds, which are generally organized as partnership and LLC interests and equity securities measured using the NAV per share equivalent calculated by the investment manager as a practical expedient in determining an independent fair value.

For the financial instruments presented in the tables above, there were no changes in fair value hierarchy levels during the years ended March 31, 2026 and 2025.

The Company generally values its investment funds, which are generally organized as partnership and LLC interests, using the NAV per share equivalent calculated by the investment manager as a practical expedient in determining an independent fair value. The Company does not categorize within the fair value hierarchy investments where fair value is measured using the net asset value per share practical expedient. As of March 31, 2026 and 2025, investments with a combined fair value of $621.4 million and $350.5 million, respectively, are excluded from presentation in the fair value hierarchy as the fair value of these investments were measured at net asset value.

(in thousands, except share and per share amounts and where noted)

As of March 31, 2026 and 2025, investments with a combined fair value of $93.9 million and $64.5 million, respectively, were classified as Level III investments. As of March 31, 2026, the significant unobservable input used to value these investments classified as Level III investments may include the yield method or mid probable realization value for debt securities. As of March 31, 2025, the significant unobservable inputs used to value these investments classified as Level III investments may include the enterprise value to revenue multiple or the discounts to recent transaction prices or recent round of financing.

A reconciliation from the beginning balance to the closing balance of Level III financial instruments of Consolidated Funds are set forth below:

	As of March 31,	
	2026	**2025**
Financial Assets of Consolidated Funds		
Balance, beginning of period:	$ 64,530	$ 13,694
Transfers into Level III	—	9,289
Transfers out of Level III	—	(4,332)
Purchases	10,808	38,369
Change in fair value	4,441	7,510
Deconsolidation of fund - Level III derecognition(1)	(77,861)	—
Initial consolidation of funds - Level III recognition(2)	93,896	—
Settlements	(1,918)	—
Balance, end of period:	$ 93,896	$ 64,530
Changes in unrealized gains included in earnings related to financial assets still held at the reporting date	$ 4,441	$ 7,510

(1) During the year ended March 31, 2026, the Company deconsolidated an investment fund that was previously consolidated in the Company's results as it was determined that the Company no longer held a controlling financial interest. The related investments previously presented as Level III financial assets were derecognized due to the deconsolidation of the fund.

(2) During the year ended March 31, 2026, the Company consolidated four investment funds as it was determined that the Company held a controlling financial interest. Certain investments held by the funds have been presented as Level III financial assets.

	As of March 31,	
	2026	**2025**
Financial Liabilities of Consolidated Funds		
Balance, beginning of period:	$ —	$ —
Borrowings(1)	931,185	—
Change in fair value	—	—
Balance, end of period:	$ 931,185	$ —
Changes in unrealized gains included in earnings related to financial liabilities still held at the reporting date	$ —	$ —

(1) During the year ended March 31, 2026, the Company consolidated a CFE vehicle that issues notes payable that are backed by diversified collateral asset portfolios consisting primarily of equity investments in several of the StepStone Funds. The notes payable have been presented as Level III financial liabilities.

(in thousands, except share and per share amounts and where noted)

7. Property and Equipment

Property and equipment is included in other assets and receivables in the consolidated balance sheets and consists of the following:

	As of March 31,	
Property and equipment:	2026	2025
Office furniture	$ 8,928	$ 8,550
Computer equipment and software	5,173	4,416
Leasehold improvements	30,566	30,294
Property and equipment, gross	44,667	43,260
Less: Accumulated depreciation	(18,364)	(13,462)
Property and equipment, net	$ 26,303	$ 29,798

Depreciation expense related to property and equipment totaled $4.9 million, $4.5 million and $5.2 million for the years ended March 31, 2026, 2025 and 2024, respectively, and is included in general, administrative and other expenses in the consolidated statements of income (loss).

8. Intangibles and Goodwill

Intangible assets consist of management contracts providing economic rights to management and advisory fees and client relationships related to future fundraising, as obtained through the Company's acquisitions of other businesses.

Intangible assets, net consists of the following:

	As of March 31,	
	2026	2025
Management contracts	$ 352,002	$ 352,002
Client relationships	96,650	96,650
Less: Accumulated amortization	(225,608)	(184,780)
Intangible assets, net	$ 223,044	$ 263,872

Amortization expense related to intangible assets was $40.8 million, $41.0 million and $42.4 million for the years ended March 31, 2026, 2025 and 2024, respectively. These amounts are included in general, administrative and other expenses in the consolidated statements of income (loss).

At March 31, 2026, the expected future amortization of finite-lived intangible assets is as follows:

Fiscal year ending March 31,	
2027	$ 40,759
2028	40,759
2029	40,759
2030	40,759
2031	40,759
Thereafter	19,249
Total	$ 223,044

(in thousands, except share and per share amounts and where noted)

The carrying value of goodwill was $580.5 million as of March 31, 2026 and 2025. The Company determined there was no indication of goodwill impairment as of March 31, 2026 and 2025.

9. Debt Obligations

Debt Obligations of the Company

The Company's debt obligations consist of the following:

	As of March 31,	
	2026	2025
Series A senior notes	$ 175,000	$ 175,000
Revolver	100,000	100,000
Total remaining principal	275,000	275,000
Less: Debt issuance costs	(4,428)	(5,732)
Total debt obligations	$ 270,572	$ 269,268

Senior Notes

On October 22, 2024, the Partnership issued $175.0 million aggregate principal amount of its 5.52% Series A senior notes due October 22, 2029 (the "Notes"), pursuant to a note purchase agreement, dated as of October 22, 2024 (the "Note Purchase Agreement"), in a private placement exempt from registration under the Securities Act.

Interest on the Notes is payable semi-annually in arrears on April 22 and October 22 of each year. Interest on the Notes accrues from and including October 22, 2024. The Notes will mature on October 22, 2029. The Partnership may, at its option, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding at a redemption price equal to 100% of the principal amount thereof plus any applicable "make-whole amount" and accrued and unpaid interest to the redemption date. So long as no default or event of default shall have occurred and be continuing under the Note Purchase Agreement, no make-whole amount will be due if the Notes are paid on or after April 22, 2029.

The fair value of the Notes, which are recorded at amortized cost, is classified as a Level III valuation within the fair value hierarchy. As of March 31, 2026 and 2025, respectively, the carrying value of the Notes, net of debt issuance costs, approximated fair value.

Revolving Credit Facility

The Company is party to a credit agreement, as amended and restated in May 2024 (the "Credit Agreement"), which, among other things, increased the aggregate principal amount of the commitments thereunder to $300.0 million from $225.0 million and extended the maturity date of the revolving facility to May 2029. The Credit Agreement was arranged by JPMorgan Chase Bank, N.A., as the administrative agent and collateral agent, and certain other lenders party thereto and provides for a $300.0 million multicurrency revolving credit facility (the "Revolver").

(in thousands, except share and per share amounts and where noted)

Borrowings under the Revolver bear interest at a variable rate per annum. The Company may designate each borrowing as (i) in the case of any borrowing in U.S. dollars, a base rate loan or a Term Secured Overnight Financing Rate ("SOFR") rate loan, (ii) in the case of any borrowing denominated in Euros, a EURIBOR rate loan, (iii) in the case of any borrowing denominated in British Pounds Sterling, a Sterling Overnight Index Average ("SONIA") loan, (iv) in the case of any borrowing denominated in Swiss Francs, a Swiss Average Rate Overnight ("SARON") loan, and (v) in the case of any borrowing denominated in Australian dollars, an AUD rate loan. Borrowings bear interest equal to (i) in the case of base rate loans, 1.00% plus the greatest of (a) the Prime Rate, (b) the New York Federal Reserve Bank Rate plus 0.50% and (c) the 1 month Term SOFR, plus 1.10%, (ii) in the case of a Term SOFR rate loan, the Term SOFR rate plus 2.10%, (iii) in the case of a EURIBOR rate loan, the EURIBOR rate multiplied by the Statutory Reserve Rate (as defined in the Credit Agreement) plus 2.00%, (iv) in the case of a SONIA loan, the Sterling Overnight Index Average plus 2.03%, (v) in the case of a SARON loan, the Swiss Average Rate Overnight plus 2.00%, and (vi) in the case of an AUD rate loan, the AUD Screen Rate (as defined in the Credit Agreement) multiplied by the Statutory Reserve Rate plus 2.20%, in certain cases subject to applicable interest rate floors. The weighted-average interest rate in effect for the Revolver as of March 31, 2026 was 5.79%.

Borrowings under the Revolver may be repaid at any time during the term of the Credit Agreement and, subject to certain terms and conditions, may be reborrowed prior to the maturity date. Any outstanding principal amounts, together with any accrued interest thereon, shall be due and payable on the maturity date. The maturity date for the Revolver is May 16, 2029.

The Revolver bears a fee on undrawn commitments equal to 0.25% per annum if total utilization of revolving commitments is equal to or greater than 50% and 0.35% per annum if total utilization of revolving commitments is less than 50%.

The carrying value of the Revolver approximates fair value, as the loan is subject to variable interest rates that adjust with changes in market rates and market conditions and the current interest rate approximates that which would be available under similar financial arrangements.

The Company can use available funding capacity under the Revolver to satisfy letters of credit in amounts up to $10.0 million. Amounts used to satisfy the letters of credit reduce the available capacity under the Revolver. As of March 31, 2026, the Company had outstanding letters of credit totaling $10.1 million.

Debt Obligations of Consolidated Funds

The debt obligations of the Consolidated Funds consist of the following:

	As of March 31,	
	2026	**2025**
Senior secured notes[1]	$ 736,863	$ —
Subordinated notes [2]	194,322	—
Total debt obligations[3]	$ 931,185	$ —

(1) As of March 31, 2026, the weighted-average interest rate for the senior secured notes was 7.59%. The senior secured notes do not require scheduled principal repayments and the entire principal amount is due at maturity in April 2041.
(2) The subordinated notes do not have contractual interest rates but instead receive the residual of cash flows from underlying investments after the priority repayment of principal and interest to the senior noteholders.
(3) As of March 31, 2026, the carrying value of the debt obligations of Consolidated Funds approximates fair value as the closing date of the fund and issuance of notes payable by the fund occurred near the reporting date.

(in thousands, except share and per share amounts and where noted)

Debt obligations of the Consolidated Funds primarily comprise amounts due to holders of debt securities issued by a consolidated CFE. The Company is not liable for any of the notes payable issued by the CFE which are collateralized by the assets held by the CFE. As of March 31, 2026, the collateral of the CFE consisted of cash and cash equivalents and investments in funds which are generally organized as partnership and LLC interests. The notes payable may only be repaid from collateral proceeds, which will occur as distributions are received from underlying assets. Notes payable of the Consolidated Funds are collateralized by the assets held by the Consolidated Funds and the assets of one fund may not be used to satisfy the liabilities of another fund.

As of March 31, 2026, the consolidated CFE has the ability to issue up to $1,396.8 million of additional notes payable.

Credit Facilities of Consolidated Funds

Certain Consolidated Funds may maintain revolving credit facilities that are secured by fund assets to fund investments on a short-term basis. The debt obligations of the Consolidated Funds are non-recourse to the Company.

In December 2024, one of the Company's consolidated investment funds entered into a credit agreement with Northern Trust Global Service SE (the "Fund Credit Facility"). The Fund Credit Facility provides for a multi-currency revolving credit facility of up to $125.0 million. Amounts drawn under the facility must be repaid within 180 days. As of March 31, 2026, there were no outstanding borrowings under the Fund Credit Facility.

Borrowings under the Fund Credit Facility bear interest at a variable rate per annum. Borrowings in USD will bear interest at the applicable federal funds target rate (upper range) plus a margin of 250 basis points. Borrowings in GBP will bear interest at the Bank of England base rate plus a margin of 250 basis points. Borrowings in EUR will bear interest at the European Central Bank main refinancing rate plus a margin of 250 basis points.

In March 2026, the Company's consolidated CFE entered into a credit agreement arranged by Alter Domus LLC, as the administrative agent, and certain other lenders party thereto that provides for a revolving credit facility (the "Liquidity Loan Facility") of up to $408.4 million. As of March 31, 2026, there were no outstanding borrowings under the Liquidity Loan Facility.

Borrowings under the Liquidity Loan Facility bear interest at a variable rate per annum at the Term SOFR plus a margin of 270 basis points. The facility also bears an unused commitment fee of 1.00% per annum.

Borrowings under the Liquidity Loan Facility may be repaid at any time during the term of the Agreement and, subject to certain terms and conditions, may be reborrowed prior to the maturity date. Any outstanding principal amounts, together with any accrued interest thereon, shall be due and payable on the maturity date. The maturity date for the Liquidity Loan Facility is March 23, 2031.

Debt Covenants

Senior Notes

The Note Purchase Agreement contains certain covenants, including those requiring the Company to (a) maintain a total net leverage ratio, (b) maintain a minimum total of fee-earning assets under management, (c) cause at least 80% of all management fees payable by material subsidiaries to the Company to be collected each period without deferral, waiver or reduction, (d) limit the amount of secured indebtedness to be incurred by the Company, and (e) other customary covenants. The Note Purchase Agreement also provides for customary events of default, which, if any occur and is continuing, could permit or require the entire unpaid principal amount of any or all Notes, plus all accrued and unpaid interest thereon and any applicable "make-whole amount" to become or to be declared due and payable immediately.

Revolving Credit Facility

Under the terms of the Credit Agreement, certain of the Company's assets serve as pledged collateral. In addition, the Credit Agreement contains covenants that, among other things: limit the Company's ability to incur indebtedness; create, incur or allow liens; transfer or dispose of assets; merge with other companies; make certain investments; pay dividends or make distributions in certain circumstances; engage in new or different lines of business; and engage in certain transactions with affiliates. The Credit Agreement also contains financial covenants requiring the Company to maintain a total net leverage ratio and a minimum total of fee-earning assets under management.

Fund Credit Facility

Under the terms of the Fund Credit Facility, certain of the assets of the Consolidated Funds serve as pledged collateral. In addition, the Fund Credit Facility contains covenants that, among other things: limit the ability of the fund to incur indebtedness; create, incur or allow liens; and other customary covenants. The Fund Credit Facility also provides for customary events of default, which, if any occur and are continuing, could permit or require the entire unpaid principal amount of any or all loans under the Fund Credit Facility, plus all accrued and unpaid interest thereon to become or to be declared due and payable immediately.

Liquidity Loan Facility

Under the terms of the Liquidity Loan Facility, certain of the assets of the Consolidated Funds serve as pledged collateral. In addition, the Liquidity Loan Facility contains covenants that, among other things: limit the ability of the fund to incur indebtedness; create, incur or allow liens; and other customary covenants. The Liquidity Loan Facility also provides for customary events of default, which, if any occur and are continuing, could permit or require the entire unpaid principal amount of any or all loans under the Liquidity Loan Facility, plus all accrued and unpaid interest thereon to become or to be declared due and payable immediately.

As of March 31, 2026, the Company was in compliance with the covenants under its various debt agreements.

(in thousands, except share and per share amounts and where noted)

10. Equity-Based Compensation

2020 Long-Term Incentive Plan

The Company has adopted its 2020 Long-Term Incentive Plan ("LTIP"), which allows for the granting of stock options, stock appreciation rights, restricted stock awards, RSUs and PRSUs to employees, directors and consultants. As of March 31, 2026, there were 33,350,662 shares of Class A common stock available to grant under the LTIP.

Restricted Stock Units

RSUs represent the right to receive payment on the date of vesting in the form of one share of Class A common stock for each RSU. Holders of unvested RSUs do not have the right to vote with the underlying shares of Class A common stock, but are entitled to accrue dividend equivalents which are generally paid in cash when such RSUs vest. The RSUs granted generally vest over four years in equal annual installments. Upon vesting, the Company will typically withhold or cause the participant to sell the number of shares to satisfy the statutory withholding tax obligation and deliver the net number of resulting shares vested.

The change in unvested RSUs is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value Per RSU
Balance as of March 31, 2025	1,024,007	$ 42.28
Granted	717,297	$ 46.50
Vested	(353,391)	$ (39.20)
Forfeited	(10,728)	$ (38.76)
Balance as of March 31, 2026	1,377,185	$ 45.29

The weighted-average grant-date fair value of RSUs granted during the years ended March 31, 2026, 2025, and 2024 was $46.50, $53.60, and $35.07, respectively. The total fair value as of the respective vesting dates of RSUs vested during the years ended March 31, 2026, 2025 and 2024 was $20.2 million, $48.9 million and $24.3 million, respectively.

Performance-Based Restricted Stock Units

The Company grants PRSUs to certain employees that are subject to both performance-based and service-based vesting conditions. The vesting of the awards is subject to achievement of an annual income contribution target for any fiscal year within a five-year performance period and continued employment through the date the performance target is certified at the end of the fiscal year in which the target is achieved. The performance target may be met in any fiscal year within the five-year performance period, and the vesting date will occur at the end of the fiscal year period in which the target is achieved. If the performance target is not met by the end of the performance period, the awards will immediately be forfeited. Compensation cost is recognized over the requisite service period if it is probable that the performance condition will be satisfied.

(in thousands, except share and per share amounts and where noted)

The change in unvested PRSUs is as follows:

	Number of PRSUs	Weighted-Average Grant-Date Fair Value Per PRSU
Balance as of March 31, 2025	69,870	$ 53.67
Granted	10,804	$ 57.85
Vested	(2,161)	$ (57.85)
Forfeited	—	$ —
Balance as of March 31, 2026	78,513	$ 54.13

The weighted-average grant-date fair value of PRSUs granted during the years ended March 31, 2026 and 2025 was $57.85 and $53.67, respectively. No PRSUs were granted during the year ended March 31, 2024. The total fair value as of the respective vesting dates of PRSUs vested during the year ended March 31, 2026 was $0.1 million. No PRSUs vested during the years ended March 31, 2025 and 2024, respectively.

Unvested Partnership Units

In June 2018, the Company issued an aggregate of 5.2% of profits interests (the "Class B2 Interests") in the Company to certain key employees. These Class B2 Interests provide the recipients with an opportunity to participate in the profits of the Company and proceeds of certain capital events. The Class B2 Interests vest over a period of six years from the grant date, subject to an employee's continuous service with the Company through the applicable vesting date. Under the terms of the Fifth Amended and Restated Limited Partnership Agreement dated March 8, 2018, the vesting of the awards will occur as follows: (i) 0% during the first three years from the date of issuance, (ii) 30.0% on the third anniversary of the date of issuance, and (iii) 5.8% for each fiscal quarter after the third anniversary of the date of issuance (fully vested on the sixth anniversary of the date of issuance, or June 2024). Upon the final vesting date, all of the Class B2 units were automatically converted into Class B units and unitholders were entitled to purchase from the Company one share of Class B common stock for each Class B unit at its par value. Prior to vesting, holders of Class B2 units did not have the right to receive any distributions from the Partnership, other than tax-related distributions.

The Class B2 Interests were classified as equity-based awards, and the associated equity-based compensation expense was recognized on a straight-line basis over the vesting period, with a corresponding increase to stockholders' equity in the Company's consolidated balance sheets.

In June 2024, 2,566,566 outstanding Class B2 units fully vested and were automatically converted into Class B units and all unitholders were entitled to purchase from the Company one share of Class B common stock for each Class B unit at its par value.

Liability Classified Awards

In November 2022, the Company issued a profits interest in SPW to certain employees of the SPW team and concurrently entered into an option agreement which provides that (i) StepStone has the right to acquire the profits interest at the end of any fiscal quarter after June 30, 2027, in exchange for payment of a call price and (ii) the SPW management team, through an entity named CH Equity Partners, LLC, has the right to put the profits interest to StepStone on June 30, 2026 or at the end of any fiscal quarter thereafter, in exchange for payment of a put price. The applicable call or put price is, in certain circumstances, subject to an earn-out or earn-down. The call or put price will be payable in cash unless the Company elects to pay a portion of the consideration in units of the Partnership, each to be exchangeable into shares of the Company's Class A common stock, and, in either case, rights under one or more tax receivable agreements.

(in thousands, except share and per share amounts and where noted)

The Company accounted for the profits interest and option agreement as a single unit of account as a liability classified equity-based award. There are no vesting provisions or service requirements related to the award. As of March 31, 2026, the fair value of the liability classified awards was based on the contractual redemption price. The contractual redemption price is calculated based on the adjusted net income of SPW multiplied by an adjusted trading multiple for the Company's Class A common stock, and then increased or reduced for certain other specified items. As of March 31, 2025, the fair value of the liability classified awards was based on an income approach using a discounted cash flow analysis, a market approach using observable inputs from similar or comparable transactions in the market and the contractual redemption price. A third-party valuation specialist assisted the Company with the fair value estimate for the awards. Certain assumptions used in determining the fair value are inherently subjective; therefore, the ultimate settlement amount for the liability classified awards may differ materially from the current estimate. The significant unobservable inputs required to value the liability classified awards primarily relate to future projected earnings of SPW, a discount rate and an adjusted trading multiple. The Company applied a discount rate of 27% and 34% as of March 31, 2026 and 2025, respectively, and an adjusted trading multiple of 14.7x and 20.0x as of March 31, 2026 and 2025, respectively.

For the years ended March 31, 2026, 2025 and 2024, the Company recognized $1,720.9 million, $651.8 million and $22.9 million, respectively, of expense related to liability classified awards within equity-based compensation expense in the consolidated statements of income (loss). For the years ended March 31, 2026, 2025 and 2024, the Company paid $118.8 million, $16.2 million, and $3.1 million, respectively, related to the settlement of liability classified awards. As of March 31, 2026 and 2025, the Company had recognized $2,265.8 million and $663.9 million, respectively, for liability classified awards within accrued compensation and benefits in the consolidated balance sheets.

Employee Stock Purchase Plan

The Company has an ESPP under which eligible employees may purchase shares of Class A common stock of the Company at six-month period intervals for 85% of the lower of the fair market value on either the first or last trading day of the offering period. The offering periods run from April 1 to September 30, and October 1 to March 31 each year. Each eligible employee may purchase up to five thousand dollars worth of shares each six-month offering period, limited to a maximum of 1,000 shares. During the years ended March 31, 2026 and 2025, 85,764 shares and 69,807 shares, respectively, were purchased under the ESPP. There were no shares purchased under the ESPP during the year ended March 31, 2024 as the ESPP had not yet commenced. As of March 31, 2026, the Company has 2,044,429 shares of Class A common stock reserved for future issuances under the ESPP.

As of March 31, 2026, $66.3 million of unrecognized non-cash compensation expense in respect of equity-based awards remained to be recognized over a weighted-average period of approximately 3.3 years.

The Company recognized tax benefits related to equity-based awards of $4.0 million, $18.5 million and $4.5 million for the years ended March 31, 2026, 2025 and 2024, respectively.

11. Income Taxes

The Company's income (loss) before income tax consisted of the following:

	Year Ended March 31,		
	2026	2025	2024
Domestic income (loss) before income tax	$ (960,921)	$ (278,526)	$ 127,311
Foreign income before income tax	69,752	56,491	68,085
Total income (loss) before income tax	$ (891,169)	$ (222,035)	$ 195,396

(in thousands, except share and per share amounts and where noted)

The following table presents the components of the Company's provision for income taxes:

	Year Ended March 31,		
	2026	2025	2024
Current:			
Federal	$ 24,169	$ 11,869	$ 7,395
State and local	6,037	2,944	1,650
Foreign	17,147	11,303	9,349
Total current income tax expense	47,353	26,116	18,394
Deferred:			
Federal	(166,741)	(69,805)	8,815
State and local	(24,037)	(5,234)	295
Foreign	(4,468)	(285)	72
Total deferred income tax expense (benefit)	(195,246)	(75,324)	9,182
Total income tax expense (benefit)	$ (147,893)	$ (49,208)	$ 27,576

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended March 31, 2026, subsequent to the adoption of ASU 2023-09, is as follows:

	Year Ended March 31, 2026	
	Amount	Percentage
U.S. federal statutory income tax rate	$ (187,146)	21.0 %
State and local taxes, net of federal tax benefit[1]	(13,563)	1.5
Foreign tax effects		
Other	11,964	(1.4)
Effects of cross-border tax laws	2,032	(0.2)
Changes in valuation allowances	1,608	(0.2)
Non-taxable or non-deductible items	(5,851)	0.7
Other		
Income passed through to limited partners	43,568	(4.9)
Other	(505)	0.1
Effective income tax rate	$ (147,893)	16.6 %

(1) State taxes in California and New York City comprised the majority (greater than 50%) of the tax effect in this category.

(in thousands, except share and per share amounts and where noted)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the years ended March 31, 2025 and 2024, respectively, prior to the adoption of ASU 2023-09, and as previously disclosed in prior years, is as follows:

	Year Ended March 31,	
	2025	2024
Federal tax at statutory rate	21.0 %	21.0 %
State and local income tax	0.6	1.1
Amounts allocated to non-controlling interests	0.6	(11.8)
Foreign taxes	(5.0)	4.8
Valuation allowance	(0.8)	(0.3)
Stock-based compensation	1.7	(0.5)
Return to provision adjustment	1.2	(0.3)
Other	2.9	0.1
Effective tax rate	22.2 %	14.1 %

Upon adoption of ASU 2023-09, cash paid for income taxes, net of refunds, during the year ended March 31, 2026 is as follows:

	Year Ended March 31, 2026
U.S. federal	$ 26,218
U.S. state and local	
New York City	2,350
Other	1,584
Foreign	
Australia	2,993
Switzerland	3,892
Other countries	5,286
Total cash paid for income taxes, net of refunds	$ 42,323

The Company's effective tax rate is dependent on many factors, including the estimated amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company's overall effective tax rate in fiscal 2026 is less than the statutory rate. This is primarily due to a portion of net loss allocated to non-controlling interests and the related tax benefit being borne by the holders of non-controlling interests. The Company's overall effective tax rate in fiscal 2025 differs from the statutory rate primarily because of the impact of nondeductible items. The Company's overall effective tax rate in fiscal 2024 is less than the statutory rate primarily because a portion of income is allocated to non-controlling interests, as the tax liability on such income is borne by the holders of such non-controlling interests.

The Company continues to monitor and evaluate legislative developments related to the proposed Global Anti-Base Erosion ("GloBE") Model Rules established under the Organization for Economic Co-operation and Development's Pillar Two framework. Several countries where the Company operates have adopted GloBE into legislation, and additional countries are anticipated to adopt these rules in the future. To date, these legislative changes have not had a material impact on the Company's effective tax rate.

(in thousands, except share and per share amounts and where noted)

The following table presents the components of the Company's deferred income tax assets and liabilities:

	As of March 31,	
	2026	2025
Deferred tax assets:		
Investment in the Partnership	$ 635,804	$ 403,166
Other	10,820	3,655
Total deferred tax assets before valuation allowance	646,624	406,821
Valuation allowance	(31,836)	(23,935)
Total net deferred tax assets	614,788	382,886
Deferred tax liabilities:		
Total deferred tax liabilities	517	420
Net deferred tax assets	$ 614,271	$ 382,466

As of March 31, 2026, the Company had U.S. federal tax credit carryforwards of $3.8 million. The federal tax credit carryforwards will expire at various dates beginning in 2032.

In accordance with the Transaction Agreements outlined in note 14, the Company recorded a reallocation adjustment among SSG stockholders' equity, non-controlling interests in the Partnership, and non-controlling interests in subsidiaries. As a result of the 2025 Exchange (as defined in note 14), the Company recorded a $10.6 million decrease in deferred tax assets recorded through equity for the year ended March 31, 2026.

During the years ended March 31, 2026 and 2025, the Company recognized an expense within equity-based compensation expense in the consolidated statements of income (loss) to remeasure the profits interests issued in SPW which are accounted for as liability classified awards. This expense is not currently deductible for tax purposes, resulting in a temporary difference that increased the Company's deferred tax asset by $232.6 million and $90.4 million during the years ended March 31, 2026 and 2025, respectively. See note 10 for more information.

In connection with the exchanges of Class B, Class C and Class D units of the Partnership for Class A common stock by certain limited partners of the Partnership during fiscal 2026, the Company recorded an overall increase to the deferred tax assets for the year ended March 31, 2026 of $52.5 million, and an increase in the valuation allowance of $8.1 million. Additionally, the Company recorded a corresponding Tax Receivable Agreements liability of $43.0 million, representing 85% of the incremental net cash tax savings for the Company as a result of these exchanges. The Company made payments of $12.6 million, $9.8 million and $10.3 million during the years ended March 31, 2026, 2025 and 2024, respectively, under the Tax Receivable Agreements. As of March 31, 2026, the Company's total Tax Receivable Agreements liability was $344.2 million. See note 13 for more information on the Tax Receivable Agreements.

The Company evaluates the realizability of its deferred tax assets on a quarterly basis and adjusts the valuation allowance when it is more-likely-than-not that all or a portion of the deferred tax assets may not be realized. The total ending valuation allowance for the year ended March 31, 2026 was $31.8 million. Apart from the valuation allowance, the Company believes that the remaining deferred tax assets will be realized in full.

(in thousands, except share and per share amounts and where noted)

A summary of the change in valuation allowance by year is as follows:

	Valuation Allowance
Balance at March 31, 2024	$ 13,596
Income tax increase	3,900
Equity increase	6,439
Balance at March 31, 2025	23,935
Income tax decrease	(150)
Equity increase	8,051
Balance at March 31, 2026	$ 31,836

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by U.S. federal and certain state and local tax authorities. Management has analyzed the Company's tax positions taken with respect to all applicable income tax issues, for all open tax years, and for all jurisdictions in which the Company is required to file tax returns and has concluded that no provision for income taxes related to uncertain tax positions is required in the Company's consolidated financial statements for the years ended March 31, 2026, 2025 and 2024.

The Company files U.S. federal, state, local and foreign tax returns on a calendar-year basis, with certain foreign jurisdictions filing on a fiscal-year basis. With limited exception, returns filed prior to 2021 are no longer subject to examination by the applicable taxing authorities. There are currently no material examinations being conducted of the Company by tax authorities.

12. Earnings Per Share

Basic and diluted earnings per share of Class A common stock are presented for the years ended March 31, 2026, 2025 and 2024. The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

	Year Ended March 31,		
	2026	**2025**	**2024**
(in thousands, except share and per share amounts)			
Numerator:			
Net income (loss) attributable to StepStone Group Inc. – Basic	$ (535,808)	$ (179,563)	$ 58,091
Incremental income from assumed vesting of RSUs	—	—	451
Incremental income from assumed vesting and exchange of Class B2 units[1]	—	—	2,202
Net income (loss) attributable to StepStone Group Inc. – Diluted	$ (535,808)	$ (179,563)	$ 60,744
Denominator:			
Weighted-average shares of Class A common stock outstanding – Basic	79,039,229	71,142,916	63,489,135
Assumed vesting of RSUs	—	—	512,152
Assumed vesting and exchange of Class B2 units[1]	—	—	2,542,751
Weighted-average shares of Class A common stock outstanding – Diluted	79,039,229	71,142,916	66,544,038
Net income (loss) per share of Class A common stock:			
Basic	$ (6.78)	$ (2.52)	$ 0.91
Diluted	$ (6.78)	$ (2.52)	$ 0.91

_____

(1)   The Class B2 units fully vested in June 2024.

Diluted earnings per share of Class A common stock is computed by dividing net income (loss) attributable to SSG, giving consideration to the reallocation of net income between holders of Class A common stock and non-controlling interests, by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities, if any.

Shares of the Company's Class B common stock do not share in the earnings or losses attributable to SSG and therefore are not participating securities. As a result, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been included.

(in thousands, except share and per share amounts and where noted)

The calculation of diluted earnings per share excludes 38,637,761 Class B units, 931,103 Class C units and 1,917,870 Class D units of the Partnership outstanding as of March 31, 2026, 39,656,954 Class B units, 965,761 Class C units and 1,365,065 Class D units of the Partnership outstanding as of March 31, 2025, and 45,030,959 Class B units and 1,852,212 Class C units of the Partnership outstanding as of March 31, 2024, which are exchangeable into Class A common stock under the if-converted method, as the inclusion of such shares would be anti-dilutive. The calculation of diluted earnings per share excludes 78,513 PRSUs outstanding as of March 31, 2026 as the related performance targets have not been met as of March 31, 2026.

As the Company was in a net loss position for the year ended March 31, 2026, the calculation of diluted earnings per share excludes potential shares of Class A common stock for 1,377,185 outstanding RSUs, as the inclusion of such shares would be anti-dilutive.

As the Company was in a net loss position for the year ended March 31, 2025, the calculation of diluted earnings per share excludes potential shares of Class A common stock for 1,024,007 outstanding RSUs, as the inclusion of such shares would be anti-dilutive.

13. Related Party Transactions

The Company considers its directors, greater than 5% beneficial owner of any class of the Company's stock, senior executives, employees and equity method investments to be related parties. A substantial portion of the Company's management and advisory fees and carried interest allocations is earned from various StepStone Funds. The Company earned net management and advisory fees from the StepStone Funds of $664.6 million, $570.9 million and $390.5 million for the years ended March 31, 2026, 2025 and 2024, respectively. The Company earned incentive fees from the StepStone Funds of $209.1 million, $22.6 million and $9.1 million for the years ended March 31, 2026, 2025 and 2024, respectively. Carried interest allocation revenues earned from the StepStone Funds totaled $708.3 million, $301.2 million and $176.3 million for the years ended March 31, 2026, 2025 and 2024, respectively. Legacy Greenspring carried interest allocation revenues earned from certain legacy Greenspring funds for which the Company has no direct economic interests totaled $138.7 million, $74.3 million, and $(75.2) million for the years ended March 31, 2026, 2025 and 2024, respectively.

Due from affiliates in the consolidated balance sheets consists primarily of fees and accounts receivable from the StepStone Funds, advances made on behalf of the StepStone Funds for the payment of certain organization and operating costs and expenses for which the Company is subsequently reimbursed, amounts due from employees and loans due from affiliated entities, as set forth below.

	As of March 31,	
	2026	2025
Amounts receivable from StepStone Funds	$ 58,257	$ 65,765
Amounts receivable from employees	39,558	12,919
Amounts receivable from loans	15,335	14,039
Total due from affiliates	$ 113,150	$ 92,723

Due to affiliates in the consolidated balance sheets consists primarily of amounts payable to certain non-controlling interest holders in connection with the Tax Receivable Agreements, amounts payable to the StepStone Funds and amounts due to employee equity holders of consolidated subsidiaries, as set forth below.

(in thousands, except share and per share amounts and where noted)

	As of March 31,	
	2026	2025
Amounts payable to non-controlling interest holders in connection with Tax Receivable Agreements	$ 344,210	$ 313,749
Amounts payable to StepStone Funds	18,623	18,072
Total due to affiliates	$ 362,833	$ 331,821

The Company made payments of $12.6 million, $9.8 million and $10.3 million during the years ended March 31, 2026, 2025 and 2024, respectively, under the Tax Receivable Agreements.

14. Stockholders' Equity and Redeemable Non-Controlling Interests

Stockholders' Equity

The Company has two classes of common stock outstanding, Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to the Company's stockholders for their vote or approval. Holders of Class A common stock are entitled to receive dividends when and if declared by the board of directors. Holders of the Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

The Class C and Class D (further described below) limited partnership interests of the Partnership have substantially the same rights and obligations as are applicable to the existing holders of Class B units of the Partnership. The Company has no ownership interest in the Class C and Class D units, which are held by certain employees of the Company. The Company has entered into agreements with the Class C limited partners of the Partnership (the "Class C Exchange Agreement") and Class D limited partners of the Partnership (the "Class D Exchange Agreement") to allow for the exchange of Class C units and Class D units, respectively, to shares of Class A common stock of the Company on a one-for-one basis, subject to certain restrictions, as further described below in respect of the Class D Exchange Agreement.

The following table shows a rollforward of the Company's shares of common stock outstanding since March 31, 2025:

	Class A Common Stock	Class B Common Stock
March 31, 2025	76,761,399	39,656,954
Class A common stock issued in exchange for Class B Partnership units	1,019,193	(1,019,193)
Class A common stock issued in exchange for Class C Partnership units	34,658	—
Class A common stock issued in exchange for Class D Partnership units	1,892,506	—
Class A common stock issued for vesting of equity-based awards, net of shares withheld for taxes	348,502	—
Class A common stock issued for purchase of asset class non-controlling interests	756,105	—
Class A common stock issued under ESPP	85,764	—
Class A common stock repurchased and retired	(194,574)	—
March 31, 2026	80,703,553	38,637,761

The Company has 25,000,000 authorized shares of preferred stock, par value of $0.001 per share, and as of March 31, 2026, no shares of preferred stock were issued or outstanding.

(in thousands, except share and per share amounts and where noted)

The Company records a reallocation adjustment between SSG stockholders' equity, non-controlling interests in the Partnership and non-controlling interests in subsidiaries to reflect the impact of changes in economic ownership percentages during the period and adjust previously recorded equity transactions to the economic ownership percentage as of the end of each reporting period.

In March 2026, the Company issued 379,955 shares of Class A common stock to certain limited partners of the Partnership in exchange for 379,955 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to an agreement with the Class B limited partners (the "Class B Exchange Agreement") to allow for exchange of Class B units of the Partnership to shares of Class A common stock of the Company on a one-for-one basis, subject to certain restrictions. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company.

In December 2025, the Company issued 116,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 116,000 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company. The Company also issued 892,169 shares of Class A common stock to certain limited partners of the Partnership in exchange for 892,169 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to the Company.

In September 2025, the Company issued 370,470 shares of Class A common stock to certain limited partners of the Partnership in exchange for 370,470 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company. The Company also issued 16,658 shares of Class A common stock to certain limited partners of the Partnership in exchange for 16,658 Class C units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class C Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to the Company. The Company also issued 135,697 shares of Class A common stock to certain limited partners of the Partnership in exchange for 135,697 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to the Company.

In June 2025, the Company issued 152,768 shares of Class A common stock to certain limited partners of the Partnership in exchange for 152,768 Class B units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company. The Company also issued 18,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 18,000 Class C units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class C Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to the Company. The Company also issued 864,640 shares of Class A common stock to certain limited partners of the Partnership in exchange for 864,640 Class D units of the Partnership in accordance with the elective exchange notices submitted pursuant to the Class D Exchange Agreement, and a corresponding number of Class A units of the Partnership were issued to the Company.

Stock Repurchase Program

On March 9, 2026, the Company's board of directors authorized a stock repurchase program of up to $100.0 million of the Company's Class A common stock and Class A units of the Partnership, excluding fees and expenses. Under the stock repurchase program, repurchases may be made from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act. The stock repurchase program may be modified, suspended or discontinued by the board of directors at any time without prior notice and does not have a specified expiration date. Each share of Class A common stock repurchased is funded with the proceeds, on a dollar-for-dollar basis, from the repurchase of Class A units by the Partnership from the Company in order to maintain the one-to-one ratio between outstanding shares of Class A common stock and Class A units.

The following table presents information about Class A common stock repurchased on the open market:

	Year Ended March 31,		
(in thousands, except share and per share amounts)	**2026**	**2025**	**2024**
Shares of Class A common stock repurchased	194,574	—	—
Average price paid per share	$ 44.77	$ —	$ —
Total cost	$ 8,711	$ —	$ —

As of March 31, 2026, the amount remaining available for repurchases was $91.3 million.

Purchase of Asset Class Non-Controlling Interests

On February 7, 2024, SSG and the Partnership entered into agreements (the "Transaction Agreements") with each of SRA, SRE and SPD (the "Asset Class Entities"), their respective asset class heads as seller representatives, the seller parties signatory thereto, and certain other parties. The Transaction Agreements provide a path to the Partnership owning all of the outstanding equity interests of the Asset Class Entities over a defined period of time.

The Transaction Agreements provide for, among other things and subject to the terms and conditions therein, the exchange of the sellers' equity interests in the Asset Class Entities, as applicable, for a combination of (i) Class D units in the Partnership with terms substantially similar to the Partnership's existing Class C units, in the case of SRA and SRE, or shares of the Company's Class A common stock, in the case of SPD and (ii) cash (at the discretion of the Company for all exchanges except the initial exchange), in up to ten annual exchanges (increased to up to fifteen annual exchanges in certain circumstances in case of the sellers of SRA equity interests). The Transaction Agreements allow for issuance of up to 75 million shares as consideration for settlement of the transaction.

The portion of the equity interests expected to be acquired in each annual exchange is set forth in an exchange schedule attached to each Transaction Agreement and is approximately 5% of each Asset Class Entity on each contemplated annual exchange date. The amount of consideration to be delivered is calculated using exchange ratios annually derived from a formula that establishes an assumed value of each Asset Class Entity based on its estimated adjusted net income, relative to an adjusted trading multiple for the Company's Class A common stock with respect to the Company's estimated adjusted net income. The Transaction Agreement specifies a minimum adjusted trading multiple for the exchange to take place. If this threshold is not met for a particular year, the exchange for that year will be skipped and combined with a future exchange in a subsequent year, provided the minimum adjusted trading multiple is met at that time.

(in thousands, except share and per share amounts and where noted)

On the effective date of the Transaction Agreements, the Company reclassified the carrying value of the non-controlling interests in the Asset Class Entities from permanent equity to redeemable equity and remeasured the non-controlling interests at their redemption value as potential cash settlement could not be attributable to any individual non-controlling interest unit and the Company determined that redemption of the equity instruments was probable. After the notification period 10-days prior to the Initial Reference Date, the individual units subject to the first exchange became irrevocable and the Company separated the carrying value for all of the equity instruments related to the subsequent exchanges to occur after the initial exchange and reclassified these interests into permanent equity at their then carrying value given that settlement of subsequent exchanges is within the Company's control.

On April 1, 2024, certain of the Company's subsidiaries underwent transactions to effect unitization of the outstanding classes of limited partnership interests. The economic rights and obligations of limited partnership interest holders were the same immediately prior to the unitization as immediately after the unitization. The outstanding classes of limited partnership interests, including the class of interests relating to awards of carried interest allocations granted to employees, were essentially combined into a single class of limited partnership interest and redesignated into units. The class of interests relating to awards of carried interest allocations granted to employees were previously accounted for as compensation arrangements under ASC 710, *Compensation*, and presented as carried interest-related compensation expense. The transaction was considered to be a transaction amongst equity holders, and the Company did not recognize any incremental compensation cost related to settlement of the accrued carried interest-related compensation.

Also on April 1, 2024, the Company exchanged certain ordinary shares in the SPD subsidiary and paid $5.4 million to purchase certain preferred shares in SPD with liquidation preference rights in connection with the Transaction Agreements. There was no change in the Company's economic interest in SPD as a result of the transaction.

On May 31, 2024, the Company completed the first annual exchange (the "2024 Exchange") to acquire approximately 5% of the equity interests of each of SRA, SRE and SPD pursuant to the Transaction Agreements. As a result of the 2024 Exchange, the Partnership owned approximately 54% of the outstanding equity interests of SRA, 56% of the outstanding equity interests of SRE and 54% of the outstanding equity interests of SPD. The aggregate consideration paid by the Company in the 2024 Exchange was approximately (i) $13 million in cash, (ii) 513,394 shares of the Company's Class A common stock and (iii) 2,239,185 Class D units of the Partnership.

In connection with the transactions contemplated by the SRA Transaction Agreement and SRE Transaction Agreement, SSG and the Partnership entered into a Class D Exchange Agreement at the closing of the 2024 Exchange on May 31, 2024. The Class D Exchange Agreement provides, among other things, sellers under the SRA Transaction Agreement and SRE Transaction Agreement with the ability, in certain circumstances and subject to certain conditions, to exchange the Class D units issued to them on a one-for-one basis with shares of the Company's Class A common stock, par value $0.001. In addition, the Class D Exchange Agreement restricts the exchange of the Class D units issued to such sellers, which restriction applies for a maximum of one year (or two years if a Transaction Agreement Exchange (as defined in the Class D Exchange Agreement) constitutes an Acceleration Exchange (as defined in the Class D Exchange Agreement)), subject to certain exceptions.

On May 30, 2025, the Company completed the second annual exchange (the "2025 Exchange") to acquire approximately 5% of the equity interests of each of SRA, SRE and SPD pursuant to the Transaction Agreements. As a result of the 2025 Exchange, the Partnership now owns approximately 60% of the outstanding equity interests of SRA, 60% of the outstanding equity interests of SRE and 59% of the outstanding equity interests of SPD. The aggregate consideration paid by the Company in the 2025 Exchange was approximately (i) $10 million in cash, (ii) 756,105 shares of the Company's Class A common stock and (iii) 2,438,403 Class D units of the Partnership.

The Company accounts for adjustments to the redemption value of a redeemable equity instrument that is currently redeemable by adjusting the carrying value of the equity instrument to the maximum redemption value at each reporting period based on conditions that exist as of the reporting date. If the redeemable equity instrument is probable of becoming redeemable in the near future, the carrying value of a redeemable equity instrument is adjusted to the redemption value immediately as changes occur based on conditions that exist at that date or at each reporting date. For redeemable equity instruments either not redeemable or probable of becoming redeemable in the near future, no adjustment to the carrying value is made until it is probable that the equity instrument will become redeemable. The Company recognizes adjustments to the carrying value of redeemable equity instruments with charges against retained earnings, or to additional paid-in-capital in the absence of retained earnings.

As of March 31, 2026, the Company determined that redemption of the redeemable non-controlling interests in subsidiaries was probable and presented the carrying value at the redemption amount based on the conditions that existed as of that date of $8.8 million in the consolidated balance sheets within redeemable non-controlling interests in subsidiaries.

Dividends and Distributions

Dividends and distributions are reflected in the consolidated statements of stockholders' equity when declared by the board of directors. Dividends are made to Class A common stockholders and distributions are made to limited partners of the Partnership and holders of non-controlling interests in subsidiaries.

(in thousands, except share and per share amounts and where noted)

The following table presents information regarding quarterly dividends on Class A common shares for the periods indicated:

Quarterly Fiscal Period[1]	Dividend Payment Date	Dividend Per Share of Class A Common Stock	
First quarter	June 30, 2023	$	0.20
Supplemental[2]	June 30, 2023		0.25
Second quarter	September 15, 2023		0.21
Third quarter	December 15, 2023		0.21
Fourth quarter	March 15, 2024		0.21
Total dividends paid in FY2024		$	1.08
First quarter	June 28, 2024	$	0.21
Supplemental[2]	June 28, 2024		0.15
Second quarter	September 13, 2024		0.24
Third quarter	December 13, 2024		0.24
Fourth quarter	March 14, 2025		0.24
Total dividends paid in FY2025		$	1.08
First quarter	June 30, 2025	$	0.24
Supplemental[2]	June 30, 2025		0.40
Second quarter	September 15, 2025		0.28
Third quarter	December 15, 2025		0.28
Fourth quarter	March 13, 2026		0.28
Total dividends paid in FY2026		$	1.48

(1) Dividends paid, as reported in this table, relate to the preceding quarterly period in which they were earned.
(2) The supplemental cash dividend relates to earnings in respect of our full fiscal years 2023, 2024 and 2025, respectively.

Redeemable Non-Controlling Interests

The following table summarizes the activities associated with the redeemable non-controlling interests in Consolidated Funds:

	Year Ended March 31,			
	2026		2025	
Beginning balance	$	377,897	$	102,623
Contributions		403,323		240,256
Redemption of redeemable non-controlling interests		(53,681)		(18,713)
Net income		65,988		53,731
Deconsolidation of consolidated fund		(607,291)		—
Ending balance	$	186,236	$	377,897

(in thousands, except share and per share amounts and where noted)

The following table summarizes the activities associated with the redeemable non-controlling interests in subsidiaries:

	Year Ended March 31,	
	2026	2025
Beginning balance	$ 6,327	$ 115,920
Net income	2,450	758
Redemption of redeemable non-controlling interests	—	(110,351)
Ending balance	$ 8,777	$ 6,327

15. Commitments and Contingencies

Litigation

In the ordinary course of business, and from time to time, the Company may be subject to various legal, regulatory and/or administrative proceedings. The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such proceedings, based on information known by management, the Company does not expect a potential liability related to any current legal proceedings or claims that would individually or in the aggregate materially affect its consolidated financial statements as of March 31, 2026.

Lease Commitments

The Company leases offices in 31 cities in North America, South America, Europe, Middle East, Asia and Australia, and certain equipment subject to operating lease agreements expiring through 2039, some of which may include options to extend or terminate the lease. As of March 31, 2026, there were no finance leases outstanding.

In May 2025, the Company executed an agreement to lease an additional floor for its New York office. The Company expects to gain access to the office space during the fiscal year ending March 31, 2027. At that time, the Company will establish a ROU asset and lease liability for the new lease. Upon lease commencement, total future lease payments are expected to be approximately $59 million over approximately 15 years.

The components of lease expense included in general, administrative and other expenses in the consolidated statements of income (loss) were as follows:

	Year Ended March 31,		
	2026	2025	2024
Operating lease cost[(1)]	$ 16,881	$ 16,190	$ 15,578
Variable lease cost	1,439	1,269	459
Sublease income	(1,852)	(1,842)	(1,851)
Total lease cost	$ 16,468	$ 15,617	$ 14,186

(1) Operating lease cost includes an immaterial amount of short-term leases.

(in thousands, except share and per share amounts and where noted)

Supplemental cash flow information related to leases was as follows:

	Year Ended March 31,		
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used for operating leases	$ 17,334	$ 15,577	$ 12,650
Weighted-average remaining lease term for operating leases (in years)	10.5	10.7	11.4
Weighted-average discount rate for operating leases	4.7 %	4.7 %	4.7 %

As of March 31, 2026, maturities of operating lease liabilities were as follows:

FY2027	$ 16,001
FY2028	13,832
FY2029	15,880
FY2030	16,179
FY2031	16,229
Thereafter	56,610
Total lease liabilities	134,731
Less: Imputed interest	(31,131)
Total operating lease liabilities	$ 103,600

Unfunded Capital Commitments

As of March 31, 2026 and 2025, the Company, generally in its capacity as general partner or managing member of the StepStone Funds, had unfunded commitments totaling $110.0 million and $125.0 million, respectively. The $110.0 million and $125.0 million of unfunded commitments as of March 31, 2026 and 2025, respectively, exclude $28.3 million and $47.8 million, respectively, related to commitments held by general partner entities for certain funds in which the Company does not hold any direct economic interests, including the legacy Greenspring funds. As of March 31, 2026 and 2025, the Consolidated Funds had unfunded capital commitments to funds of $2,401.1 million and $0 million, respectively.

Carried Interest Allocations

Carried interest allocations are subject to reversal in the event of future losses, to the extent of the cumulative revenues recognized by the Company in income to date. Additionally, if the Company has received net profits over the life of the fund in excess of its allocable share under the applicable partnership agreement, the Company may be obligated to repay previously distributed carried interest that exceeds the amounts to which the Company is ultimately entitled. In these situations, a liability is accrued for the potential clawback obligation if amounts previously distributed to the Company would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund’s life. As of March 31, 2026 and 2025, no material amounts for potential clawback obligations had been accrued. This contingent obligation is normally reduced by income taxes that the Company has paid related to the carried interest allocations. As of March 31, 2026, the maximum amount of carried interest allocations (excluding legacy Greenspring carried interest allocations) attributable to the Company subject to contingent repayment was an estimated $438.7 million, net of tax, assuming the fair value of all investments was zero, a possibility that the Company views as remote.

(in thousands, except share and per share amounts and where noted)

Indemnification Arrangements

In the normal course of business and consistent with standard business practices, the Company has provided general indemnifications to its limited partners, officers and directors when they act in good faith in the performance of their duties for the Company. The terms of these indemnities vary from contract to contract. The Company's maximum exposure under these arrangements cannot be determined as these indemnities relate to future claims that may be made against the Company or related parties, but which have not yet occurred. No liability related to these indemnities has been recorded in the consolidated balance sheets as of March 31, 2026 and 2025. Based on past experience, management believes that the risk of loss related to these indemnities is remote.

16. Employee Benefits

The Company provides defined contribution plans covering employees subject to minimum age and service guidelines. Eligible employees may contribute a percentage of their annual compensation subject to statutory guidelines. The Company makes non-discretionary contributions to the plans, which amounted to $8.4 million, $6.6 million and $6.0 million for the years ended March 31, 2026, 2025 and 2024, respectively, and are included in cash-based compensation in the consolidated statements of income (loss).

One of the Company's subsidiaries with non-U.S. operations maintains a defined benefit pension plan (the "Plan"). The Plan covers certain non-U.S. employees and provides benefits to such employees upon retirement, disability and/or death. As of March 31, 2026 and 2025, the Plan's assets totaled $52.5 million and $40.1 million, respectively. As of March 31, 2026 and 2025, the underfunded pension obligation, based on the latest actuarial determination, was $0.1 million and $1.0 million, respectively, and is included in accrued compensation and benefits in the consolidated balance sheets. Net period benefit cost recognized was $1.8 million, $1.3 million and $1.0 million for the years ended March 31, 2026, 2025 and 2024, respectively, which is included in cash-based compensation in the consolidated statements of income (loss).

17. Segment Reporting

The Company operates as one business, a fully-integrated private markets solution provider. The Company's chief operating decision maker ("CODM"), who is the Company's chief executive officer, utilizes a consolidated approach to assess the performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes.

The Company's single reportable segment earns substantially all its revenue from management, advisory, and performance fees. The CODM manages the Company on a consolidated basis and utilizes GAAP net income (loss) as presented in the consolidated statements of income (loss) as the primary financial measure used to assess the performance of and allocate resources to the business. The CODM regularly reviews the GAAP consolidated statements of income (loss) including the revenue, expense and other captions as presented in the Company's periodic filings. There are no other significant expenses or specified revenue and expense categories reviewed by the CODM other than as reflected in the consolidated statements of income (loss). The CODM reviews segment assets at the consolidated level within the consolidated balance sheets, as there is no difference between segment assets and total consolidated assets. As the Company operates as a single segment, the accounting policies utilized by the segment are consistent with those included in the consolidated financial statements here within.

18. Subsequent Events

On May 20, 2026, the Company announced a quarterly cash dividend of $0.28 per share of Class A common stock and a supplemental cash dividend of $0.55 per share of Class A common stock, both payable on June 30, 2026 to holders of record as of the close of business on June 15, 2026.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are effective to provide reasonable assurance that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of March 31, 2026, based on the criteria described in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent quarter ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent registered public accounting firm, has audited the Company's consolidated financial statements included in this annual report and issued its report on the effectiveness of our internal control over financial reporting as of March 31, 2026, which is included in Item 8 of this annual report.

Item 9B. Other Information.

(a) Trading Arrangements.

The table below summarizes the terms of "Rule 10b5-1 trading arrangements," as defined in Item 408 of Regulation S-K, adopted, modified or terminated by our executive officers or directors during the quarter ended March 31, 2026. The trading arrangement listed below is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name	Title	Date of Adoption or Termination	Duration of Plan[1]	Aggregate number of Class A ordinary shares to be sold pursuant to the trading agreement
Jose Fernandez	Co-Chief Operating Officer and Director	Plan adopted February 20, 2026	Plan terminates February 13, 2027	202,290

_____

(1) Such plan will expire on the earlier of the expiration date or the completion of all transactions under the trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and employees, which is available on our website at www.stepstonegroup.com. If we make any amendments to our Code of Conduct and Ethics that require disclosure under the rules of the Securities and Exchange Commission or the rules of the Nasdaq Global Select Market or grant any waivers to our directors or executive officers, we will disclose any such amendment and/or waiver on our website listed above.

The remaining information required by this item is incorporated by reference to the sections titled "Board of Directors and Corporate Governance" and "Executive Officers" of the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2026.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the sections titled "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables", and "Fiscal 2026 Director Compensation" of the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding the beneficial ownership of our common stock required by this item is incorporated by reference to the section titled "Beneficial Ownership of Securities" of the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2026.

Securities Authorized for Issuance under Equity Compensation Plans

The table set forth below provides information concerning the awards that may be issued under the LTIP and ESPP as of March 31, 2026:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [2]
Equity compensation plans approved by security holders	1,455,698	N/A	35,395,091
Equity compensation plans not approved by security holders	—	—	—
Total	1,455,698	N/A	35,395,091

_____

(1)   Reflects the outstanding RSUs and PRSUs granted under the LTIP as of March 31, 2026.

(2)   Includes 2,044,429 shares available for issuance under the ESPP as of March 31, 2026 and 33,350,662 shares available for issuance under the LTIP as of March 31, 2026. The aggregate number of our shares available for future issuance under the LTIP automatically increases on January 1st of each year beginning in 2021 and ending with a final increase on January 1, 2030, in an amount equal to 5% of the total number of shares of stock outstanding on December 31st of the preceding calendar year. The Board may provide that there will be no January 1st increase in the shares available for future issuance for any such year or that the increase in the shares available for future issuance for any such year will be a smaller number of shares than would otherwise occur under the automatic increase.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the sections titled "Certain Relationships and Related Person Transactions" and "Director Independence" of the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2026.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the section titled "Independent Registered Public Accounting Firm" of the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2026.

PART IV

Item 15. Exhibit and Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K:

(1) Financial statements

Index to Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	135
Consolidated Balance Sheets as of March 31, 2026 and 2025	140
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2026, 2025 and 2024	142
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2026, 2025 and 2024	143
Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2026, 2025 and 2024	144
Consolidated Statements of Cash Flows for the Years Ended March 31, 2026, 2025 and 2024	146
Notes to Consolidated Financial Statements	149

(2) Financial statement schedules

All financial statement schedules have been omitted because they are not applicable, not required or the information has been otherwise included in the consolidated financial statements or accompanying notes to the consolidated financial statements.

(3) Exhibits:

		Incorporated By Reference				Filed or Furnished Herewith
Exhibit No.	Description of Exhibit	Form	Exhibit	Filing Date	File No.	
2.1	Transaction Agreement, dated July 7, 2021, by and among, StepStone Group Inc., StepStone Group LP, certain wholly-owned subsidiaries of StepStone Group LP, the sellers party thereto, Greenspring Associates, Inc. and certain of its affiliates and Shareholder Representative Services LLC, as Seller Representative.	8-K	2.1	7/07/2021	001-39510	
2.2	Transaction Agreement, dated February 7, 2024, by and among StepStone Group Inc., StepStone Group LP, StepStone Group Real Estate LP, Jeffrey Giller, solely in his capacity as a seller representative, and the seller parties signatory thereto.	8-K	2.1	2/08/2024	001-39510	
2.3	Transaction Agreement, dated February 7, 2024, by and among StepStone Group Inc., StepStone Group LP, StepStone Group Real Assets LP, James O'Leary, solely in his capacity as a seller representative, and the seller parties signatory thereto.	8-K	2.2	2/08/2024	001-39510	
2.4	Transaction Agreement, dated February 7, 2024, by and among StepStone Group Inc., StepStone Group LP, StepStone Europe Limited, Swiss Capital Alternative Investments AG, Marcel Schindler, solely in his capacity as a seller representative, and SC Partner LP.	8-K	2.3	2/08/2024	001-39510	

3.1	Restated Certificate of Incorporation of StepStone Group Inc.	8-K	3.2	9/19/2025	001-39510	
3.2	Amended and Restated Bylaws of StepStone Group Inc.	10-Q	3.2	2/09/2023	001-39510	
4.1	Description of Securities.					X
4.2	Form of 5.52% Series A Senior Note due October 22, 2029 (included in Exhibit 10.18).	8-K	4.1	10/23/2024	001-39510	
10.1	Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP, dated as of May 31, 2024, by and among StepStone Group Holdings LLC, as General Partner, and each of the other persons and entities party thereto.	8-K	10.1	5/31/2024	001-39510	
10.2	Tax Receivable Agreement (Exchanges), dated as of September 18, 2020, by and among StepStone Group Inc., StepStone Group LP, and each of the other persons and entities party thereto.	8-K	10.2	9/18/2020	001-39510	
10.3	Tax Receivable Agreement (Reorganization), dated as of September 18, 2020, by and among StepStone Group Inc., StepStone Group LP, and each of the other persons and entities party thereto.	8-K	10.3	9/18/2020	001-39510	
10.4	Exchange Agreement, dated as of September 18, 2020, by and among the Company, the Partnership, and each of the other persons and entities party thereto.	8-K	10.4	9/18/2020	001-39510	
10.5	Second Amended & Restated Registration Rights Agreement, dated as of May 31, 2024, by and among the Company and the other persons and entities party thereto.	8-K	10.2	5/31/2024	001-39510	
10.6	Amended and Restated Stockholders Agreement, dated as of September 20, 2021, by and among the Company, the Partnership and the other persons and entities party thereto.	8-K	10.2	9/20/2021	001-39510	
10.7†	StepStone Group Inc. 2020 Long-Term Incentive Plan.	8-K	10.7	9/18/2020	001-39510	
10.8†	Form of Restricted Stock Unit Award Agreement under the 2020 Long-Term Incentive Plan.	10-K	10.8	5/23/2025	001-39510	
10.9†	Form of Restricted Stock Unit Award Agreement under the 2020 Long-Term Incentive Plan (for awards issued between February 2023 and February 2025).	10-Q	10.2	2/09/2023	001-39510	
10.10†	Form of Restricted Stock Unit Award Agreement under the 2020 Long-Term Incentive Plan (for awards issued prior to February 2023).	S-1	10.8	8/24/2020	333-248313	
10.11†	Form of Indemnification Agreement for directors and officers.	S-1	10.9	8/24/2020	333-248313	
10.12	Class C Exchange Agreement, dated as of September 20, 2021, by and among the Company, the Partnership and the other persons and entities party thereto.	8-K	10.5	9/20/2021	001-39510	
10.13	Amended and Restated Credit Agreement, dated as of May 16, 2024, by and among StepStone Group LP, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and certain other lenders party thereto.	8-K	10.1	5/17/2024	001-39510	
10.14	Option Agreement, dated November 2, 2022.	8-K	10.1	11/03/2022	001-39510	

10.15†	Consulting Services Agreement, effective as of August 1, 2023, by and among StepStone Group Inc., StepStone Group LP, MMAR HNL, LLC and Monte Brem.	10-Q	10.2	8/07/2023	001-39510	
10.16†	StepStone Group Inc. 2023 Employee Stock Purchase Plan, as amended.					X
10.17	Class D Exchange Agreement, dated as of May 31, 2024, by and among the Company, the Partnership and the other persons and entities party thereto.	8-K	10.3	5/31/2024	001-39510	
10.18^	Note Purchase Agreement, dated as of October 22, 2024, by StepStone Group LP and acknowledged and agreed to by the purchasers party thereto.	8-K	10.1	10/23/2024	001-39510	
10.19†	StepStone Group LP Evergreen Fund Incentive Plan, as amended.					X
10.20†	Form of Award Agreement under the StepStone Group LP Evergreen Fund Incentive Plan.	10-K	10.20	5/23/2025	001-39510	
10.21†	Change in Control Severance Agreement, dated as of May 20, 2025, by and among the Company, the Partnership and David Y. Park.	10-K	10.21	5/23/2025	001-39510	
10.22†	StepStone Group Inc. Deferred Compensation Plan	10-Q	10.1	2/05/2026	001-39510	
19.1	StepStone Group Inc. Insider Trading Policy.					X
21.1	List of Subsidiaries.					X
23.1	Consent of Ernst & Young LLP.					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	StepStone Group Inc. Clawback Policy.	10-K	97.1	5/24/2024	001-39510	
101	The following financial information in Part II, Item 8, "Financial Statements and Supplementary Data" from our annual report on Form 10-K for the year ended March 31, 2026 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income (Loss); (iii) the Consolidated Statements of Comprehensive Income (Loss); (iv) the Consolidated Statements of Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

†	Indicates a management contract or compensatory plan or arrangement.
*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
^	Confidential information in this exhibit has been omitted.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 27, 2026.

STEPSTONE GROUP INC.

By: /s/ David Y. Park

David Y. Park

Chief Financial Officer

(Principal Financial Officer and Authorized Signatory)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on May 27, 2026.

Signature	Title
/s/ Scott W. Hart Scott W. Hart	Chief Executive Officer and Director (Principal Executive Officer)
/s/ David Y. Park David Y. Park	Chief Financial Officer (Principal Financial Officer)
/s/ Anthony Keathley Anthony Keathley	Chief Accounting Officer (Principal Accounting Officer)
/s/ Valerie Gay Brown Valerie Gay Brown	Director
/s/ Jose A. Fernandez Jose A. Fernandez	Director
/s/ David F. Hoffmeister David F. Hoffmeister	Director
/s/ Thomas Keck Thomas Keck	Director
/s/ Michael I. McCabe Michael I. McCabe	Director
/s/ Steven R. Mitchell Steven R. Mitchell	Director
/s/ Anne L. Raymond Anne L. Raymond	Director

ADDENDUM TO ANNUAL REPORT ON FORM 10-K

Note: This addendum is included in StepStone Group Inc.'s 2026 Annual Report to Securityholders to provide corrected stock performance graph information relating to the stock performance graph and related table included in Part II, Item 5 on page 79 of StepStone Group Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2026, as filed with the Securities and Exchange Commission on May 27, 2026 (the "2026 Form 10-K"). The corrected stock performance graph and related table set forth below should be read in place of the stock performance graph and related table included in the 2026 Form 10-K, which contained certain calculation errors.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from March 31, 2021 through March 31, 2026, relative to the performance of the S&P 500 Index and the Dow Jones US Asset Managers Index. The graph assumes an initial investment of $100.00 at the close of trading on March 31, 2021 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.


Comparison of Cumulative Total Return
$200.00
$150.00
$100.00
$50.00
03/31/21
03/31/22
03/31/23
03/31/24
03/31/25
03/31/26
StepStone Group Inc.
S&P 500 Index
Dow Jones US Asset Managers Index

	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024	March 31, 2025	March 31, 2026
StepStone Group Inc.	$ 100.00	$ 94.80	$ 71.63	$ 109.71	$ 163.64	$ 153.63
S&P 500 Index	$ 100.00	$ 115.63	$ 106.67	$ 138.53	$ 149.92	$ 176.57
Dow Jones US Asset Managers Index	$ 100.00	$ 106.70	$ 93.61	$ 120.24	$ 132.90	$ 132.61



BOARD OF DIRECTORS

MONTE M. BREM
Chairperson of the Board of Directors
StepStone Group Inc.

SCOTT W. HART
Chief Executive Officer
StepStone Group Inc.

VALERIE G. BROWN
Former Executive Chairman of the
Board of Directors, Advisor Group,
Inc. (now Osaic Inc.), a network of
independent investment advisors

JOSE A. FERNANDEZ
Co-Chief Operating Officer
StepStone Group Inc.

DAVID F. HOFFMEISTER
Former Senior Vice President and
Chief Financial Officer, Life
Technologies Corporation, a global
life sciences company

THOMAS KECK
Partner and Vice Chair
StepStone Group LP

MICHAEL I. MCCABE
Head of Strategy
StepStone Group Inc.

STEVEN R. MITCHELL
Chief Executive Officer
Argonaut Private Capital L.P., a private
equity investment firm

ANNE L. RAYMOND
Former President, Crow Holdings Capital,
a registered investment advisor

EXECUTIVE OFFICERS

SCOTT W. HART
Chief Executive Officer

JASON P. MENT
President and Co-Chief Operating Officer

JOSE A. FERNANDEZ
Co-Chief Operating Officer

DAVID Y. PARK
Chief Financial Officer

MICHAEL I. MCCABE
Head of Strategy

STOCKHOLDER INFORMATION

ANNUAL MEETING
The StepStone Group Inc. 2026 Annual
Meeting of Stockholders will be held on
Tuesday, September 8, 2026, at 1 p.m.
Eastern Time and will be a virtual meeting.
The meeting website is
www.proxydocs.com/STEP.

AUDITORS
Ernst & Young LLP
New York, NY

**REGISTRAR AND TRANSFER
AGENT**
Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, NY 10005
800.937.5449
equiniti.com/us/ast-access